As filed with the Securities and Exchange Commission on January 13, 2022

Registration No. 333-261291

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Province of Saskatchewan

(Canada)

(Name of Registrant)

KHAWAR NASIM

Consulate General of Canada

466 Lexington Avenue, 20th Floor

New York, New York 10017

(Name and Address of Authorized Agent in the United States)

Copies to:

RODNEY F. BALKWILL Executive Director, Treasury Management Branch Province of Saskatchewan 2350 Albert Street, 6th Floor Regina, SK S4P 4A6 (306) 787-9473	CHRISTOPHER J. CUMMINGS Paul, Weiss, Rifkind, Wharton & Garrison LLP Toronto-Dominion Centre 77 King Street West, Suite 3100, P.O. Box 226 Toronto, Ontario M5K 1J3 (416) 504-0520

Approximate date of commencement of proposed sale to the public: from time to time after this Registration Statement becomes effective as described herein.

The securities registered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated January 13, 2022

Prospectus

Province of Saskatchewan

(Canada)

US$2,000,000,000

Debt Securities

We may, from time to time, offer up to US$2,000,000,000 aggregate principal amount of debt securities, consisting of any combination of debentures, notes and bonds, or the equivalent in other currencies (plus such additional principal amount as may be necessary such that, if the debt securities are issued at an original issue discount, the aggregate initial offering price will not exceed US$2,000,000,000), to purchase debt securities. We will provide the specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and the related prospectus supplements carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                         , 2022

The prospectus supplement that relates to your debt securities may update or supersede any of the information in this prospectus.

The words “the Province”, “we”, “our”, “ours” and “us” refer to the Province of Saskatchewan.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a Registration Statement that we have filed with the Securities and Exchange Commission (the “SEC”), under a “shelf” registration process. Under this shelf process, we may offer, from time to time, the debt securities described in this prospectus in one or more offerings for a total aggregate principal amount of up to US$2,000,000,000 (plus such additional principal amount as may be necessary such that, if the debt securities are issued at an original issue discount, the aggregate initial offering price will not exceed US$2,000,000,000). This prospectus provides you with a general description of the debt securities we may offer. Each time we use this prospectus to offer debt securities we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change the information this prospectus contains. Before you invest, you should carefully read this prospectus and any prospectus supplement together with the additional information contained in the documents we refer to under the heading “Where You Can Find More Information” below.

References in this prospectus to “$” or “Cdn$” are to lawful money of Canada and “US$” are to lawful money of the United States of America. The noon exchange rate between the U.S. dollar and the Canadian dollar published by the Bank of Canada on January 10, 2022 was approximately Cdn$1.00 = US$0.7887.

WHERE YOU CAN FIND MORE INFORMATION

The Province has filed with the SEC under the Securities Act a registration statement, of which this prospectus forms a part, covering the debt securities. This prospectus does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. If the Province has filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

The registration statement, including its various exhibits, and any reports, statements or other information that the Province has filed with the SEC are available to the public from the SEC’s Electronic Document Gathering and Retrieval System website at http://www.sec.gov, which is commonly known by the acronym EDGAR.

We have not authorized anyone to provide any information other than that contained in this prospectus or any prospectus supplement or free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these debt securities in any state where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date on the front of those documents. Accordingly, we urge you to review each document we subsequently file with the SEC for updated information.

FORWARD-LOOKING STATEMENTS

The following documents relating to the Province’s debt securities offered by this prospectus may contain forward-looking statements:

•	this prospectus; and

•	any prospectus supplement.

Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, which may change, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

PROVINCE OF SASKATCHEWAN

Overview

The Province of Saskatchewan (“Saskatchewan” or “the Province”) was established as a province of Canada in 1905. Saskatchewan is centrally located in Western Canada and is bordered by the provinces of Manitoba to the east and Alberta to the west. The Province shares its 650-kilometer southern border with the American states of North Dakota and Montana and its 450-kilometer northern border with the Northwest Territories of Canada. With a 1,250 kilometer distance from north to south, Saskatchewan covers an area of 652,330 square kilometers.

The sparsely populated northern third of the Province is part of Canada’s Precambrian Shield and consists of forests, rivers and thousands of fresh water lakes. A sizeable commercial forest region is located across the entire central part of Saskatchewan. The southern half of the Province is part of the great continental plain of North America, consisting of a mixed agricultural and parkland area merging southward into open plains, a grain-growing region where the majority of the Province’s population resides. About one-half of all of Canada’s cultivated farm land is located in Saskatchewan.

The population of Saskatchewan was approximately 1,178,681 on July 1, 2020, compared with approximately 1,172,302 on July 1, 2019, and 1,051,443 on July 1, 2010. The Province’s two largest urban areas are the cities of Regina, the capital of Saskatchewan, with a population of approximately 263,184 on July 1, 2020, and Saskatoon, with a population of approximately 336,614 as of the same date.

The climate of Saskatchewan is generally dry with temperatures varying markedly between very distinct seasons. The following table sets forth statistics on Saskatchewan’s population, area and climate.

Population	Area

1,178,681 (July 1, 2020)	Land:

• 570,700 square kilometers

Major Urban Centres	220,350 square miles

Regina	Fresh Water:

• Capital of Saskatchewan	• 81,630 square kilometers

• 263,184 (July 1, 2020)*	31,520 square miles

Saskatoon	Total:

• Centre of Saskatchewan’s resource-based and advanced technology industries	• 652,330 square kilometers

• 336,614 (July 1, 2020)*	251,870 square miles

Farm Land:

Population Density	• 268,655 square kilometers

1 person per 0.55 square kilometer (per 0.21 square mile)	103,730 square miles

Cultivated Farm Land:

Mean Temperatures Range (Regina)	• 202,470 square kilometers

January -11 to -22 degrees Celsius	78,170 square miles

July 26 to 12 degrees Celsius	Commercial Forests:

Mean Precipitation (Regina)	• 126,300 square kilometers

January 15 millimeters	48,760 square miles

July 59 millimeters

Year 364 millimeters

Constitutional Framework

Canada consists of a federation of ten provinces with a constitutional division of powers between the federal and provincial governments. Canada was established by the Constitution Act, 1867, an Act of the Parliament of the United Kingdom, and by later enactments including the Constitution Act, 1982, which transferred jurisdiction over the Constitution of Canada (the Constitution) from the United Kingdom to Canada.

Various constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

Under the Constitution, each provincial Legislature has exclusive authority to borrow money on the sole credit of that province and the authority to raise revenue for provincial purposes through direct taxation within its territorial limits. Legislatures can also raise revenue through taxation in respect of non-renewable natural resources, forestry resources and sites and facilities for electricity production and generation. Each province owns minerals and other resources on its provincial Crown lands and may own sub-surface resources on its other lands. Each province has the right to levy royalties on all lands and minerals which it owns. Each province has the legislative authority to regulate the exploration for and development, conservation and management of non-renewable natural resources, forestry resources and electricity generation. Each province also has legislative authority in the areas of education, health, social services, property and civil rights, natural resources, municipal institutions and generally all matters of a purely local or private nature.

The Parliament of Canada is empowered to borrow money and to raise revenue by any mode or system of taxation. Parliament has legislative authority over, among other things, the federal public debt and federal property, the regulation of trade and commerce, currency and coinage, banks and banking, bankruptcy and insolvency, navigation and shipping, foreign affairs, defence, postal service and unemployment insurance. It also has authority over matters not assigned to the provincial legislatures.

Saskatchewan residents are required to pay both a provincial and federal income tax. While a change in federal income tax rates does not necessitate the adjustment of provincial tax rates, changes in overall effective tax rates for Saskatchewan residents may affect taxes collected by the province. Provincial taxes are also calculated based on federally calculated taxable income. Therefore, a change in the method of calculating this income would directly affect Saskatchewan’s income tax base.

Transfers from the Federal Government

The Canada Health Transfer (CHT) and the Canada Social Transfer (CST) are the Federal Government’s contribution to Saskatchewan in respect of its health care, post-secondary education, childcare, early childhood development and social service programs. The amount of federal assistance does not bear a direct relationship to actual program costs.

The CHT and CST programs were renewed by the Federal Government in 2014-2015 for a 10-year period. For the first three years, a 6.0% annual escalator mechanism was in place for the CHT. Commencing in 2017-18, the CHT was legislated to grow by the three-year average growth rate of national nominal Gross Domestic Product with a floor of 3.0%. In 2020-21 the three-year average growth rate of national nominal Gross Domestic Product is 3.71%, which will be the growth rate for CHT in that year The provincial entitlement is based on an equal per capita cash provincial allocation of a fixed national entitlement, which stands at $1,330.4 million for CHT and $477.4 million for CST for 2021-22.

Equalization: Equalization is a federal expenditure program that provides unconditional payments to provinces with below average revenue-raising capacities (fiscal capacities), according to a federal formula. The Constitution states that “Parliament and the Government of Canada are committed to the principle of making Equalization payments to ensure that provincial governments have sufficient revenues to provide reasonably comparable levels of public services at reasonably comparable levels of taxation”.

Saskatchewan had historically been a province that received an Equalization payment, receiving a payment in all but seven years from the first year of the program in 1957-58 through to 2007-08. Due primarily to a strong economy relative to other Canadian jurisdictions combined with reforms to the Equalization program introduced in the 2007 federal budget, Saskatchewan has not qualified for an Equalization payment since 2007-08.

Stabilization. The Federal Government provides to provinces a realization formula under the Federal-Provincial Fiscal Arrangements Act. This legislation provides for Federal grants and interest-free loans to a province if revenue from the province’s own sources plus equalization falls below 95 per cent of the previous year’s level, excluding variations of natural resource revenue. The Federal-Provincial Fiscal Arrangements Act also provides a limited guarantee arrangement to compensate provinces for certain losses incurred during the calendar year in which a national personal income tax change results in provincial income tax reductions.

There are two ways in which a province can qualify for a stabilization payment from the federal Government: (1) a 50% year-over-year decline in resource revenues, net of any offsetting year-over-year increase in non-resource revenues; or, (2) a 5% year-over-year decline in non-resource revenues, net of any offsetting year-over-year increase in resource revenues.

Qualifying revenues are calculated in detail according to the provisions of the Federal-Provincial Fiscal Arrangements Regulations, 2007. The payment limit under the Federal Stabilization Program has recently been increased to $170 per capita (for 2019-20 and 2020-21 claims) and will be indexed to GDP growth thereafter.

It is expected that several provinces (including Saskatchewan) may qualify for the program in respect of their large revenue declines in 2020-21. Pending qualification, program payments for 2020-21 claims would be made in 2023-24 and would be recognized for financial statement purposes at such time as the transfer is authorized by the Federal government.

Provincial Government

The executive power in the Province of Saskatchewan is vested in the Lieutenant Governor acting upon the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council and the Governor General, in turn, is appointed by a commission under the Great Seal of Canada. The Executive Council, which includes the Premier and Cabinet Ministers of the Provincial Government, is appointed by the Lieutenant Governor on the nomination of the leader of the political party which forms the Government. Members of the Executive Council hold seats in the Legislative Assembly.

Saskatchewan’s Legislative Assembly has 61 seats and is elected for a term of four years, subject to earlier dissolution by the Lieutenant Governor acting in accordance with constitutional principles. The Legislative Assembly is usually dissolved by the Lieutenant Governor on the recommendation of the Premier. The most recent Provincial election was held on October 26, 2020, and resulted in a majority for the Saskatchewan Party as the Government of Saskatchewan. The representation in the Legislative Assembly as of October 31, 2020, was as follows: Saskatchewan Party, 48 seats; and, New Democratic Party, 13 seats.

Description of the Economy and Gross Domestic Product

Saskatchewan has a modern, open and diversified economy. Approximately two-thirds of the total value of all goods and services produced in the Province are exported. Major exports include grains, oilseeds, crude oil, potash, natural gas, uranium and manufactured goods. While many of the goods and service producing industries are directly or indirectly related to agriculture and natural resources, the provincial economy continues to diversify into information age activities such as high technology, bio-technology and financial and other services. Saskatchewan’s abundance of renewable and non-renewable resources has made it the largest producer of wheat, second largest producer of crude oil and third largest natural gas producer in Canada. Saskatchewan is also one of the world’s leading suppliers of potash and uranium. The provincial government also operates crown-owned businesses, operating in electricity generation, transmission, and distribution, natural gas transmission and distribution, auto insurance and telecommunications.

	2016	2017	2018	2019	2020	Share of 2020 Total	Compound Annual Growth Rate 2016-2020	% Change from 2019
(millions of $ unless otherwise indicated)
Goods-Producing Industries
Agriculture, forestry, fishing and hunting	$7,177	$6,990	$7,032	$7,103	$7,232	9.4%	0.2%	1.8%
Mining	20,187	22,024	22,710	21,930	19,919	25.8%	(0.3%)	(9.2%)
Utilities	1,664	1,771	1,828	1,811	1,763	2.3%	1.4%	(2.7%)
Construction	6,211	6,094	5,776	5,519	4,919	6.4%	(5.7%)	(10.9%)
Manufacturing	4,707	4,751	4,866	4,587	4,213	5.5%	(2.7%)	(8.1%)

Subtotal	39,946	41,630	42,211	40,949	38,045	49.3%	(1.2%)	(7.1%)

Services Industries
Transportation and Warehousing	3,511	3,847	3,944	3,901	3492.3	4.5%	(0.1%)	(10.5%)
Finance, Insurance & Real Estates	9,774	10,097	10,266	10,358	10496.6	13.6%	1.8%	1.3%
Wholesale & Retail Trade	6,943	7,057	7,145	7,081	6951.4	9.0%	0.0%	(1.8%)
Business Services	6,861	6,662	6,577	6,589	5757.6	7.5%	(4.3%)	(12.6%)
Institutions	7,801	7,923	8,129	8,377	7945.9	10.3%	0.5%	(5.1%)
Public Administration	3,903	3,963	4,066	4,133	4,146	5.4%	1.5%	0.3%

Subtotal	38,793	39,548	40,127	40,438	38,790	50.3%	(0.0%)	(4.1%)

Real GDP at Basic Prices*	79,318	81,121	82,092	81,384	77,190	100.0%	(0.7%)	(5.2%)

Notes:	(1) Components may not add due to the use of chained fisher price methodology.
Source:	Statistics Canada. Table 36-10-0402-01 Gross domestic product (GDP) at basic prices, by industry, provinces and territories (x1,000,000)

Key Drivers of the Economy

Agriculture

Based on the 2016 Census of Agriculture, Saskatchewan has 34,523 farms. With slightly less than half of the total land area of the Province utilized for farming, Saskatchewan has approximately half of the cultivated farm land in all of Canada.

Historically, wheat has been Saskatchewan’s largest single grain crop in terms of volume and value. From 2016 to 2020, wheat accounted for 26.7 per cent of all crops grown in the Province and represented 37.5 per cent of wheat grown in Canada. In 2020, wheat’s share accounted for 27.6 per cent of the total Saskatchewan crop harvest. Canola and durum have constituted 42.3 per cent of Saskatchewan’s crop harvest from 2016 to 2020 but reflect 54.5 per cent and 80.6 per cent of Canada’s average durum and canola production for that same time period.

CROP PRODUCTION

Crop	2016	2017	2018	2019	2020	Average (2016-2020)

	(metric tonnes)
Barley	3,374,700	3,135,200	3,439,200	4,449,200	4,385,100	3,756,680
Canola	10,682,100	11,311,000	11,308,000	11,089,000	10,202,900	10,918,600
Durum	6,177,900	3,879,000	4,636,100	4,342,400	5,211,200	4,849,320
Flaxseed	473,700	447,600	404,200	359,200	453,100	427,560
Oats	1,653,300	1,989,000	1,689,100	2,215,400	2,296,400	1,968,640
Pulse[1]	5,163,300	4,417,900	4,103,500	4,818,600	5,241,700	4,749,000
Specialty Crops[2]	302,600	239,500	280,300	259,200	218,200	259,960
Wheat	8,370,600	9,306,300	10,241,000	11,018,400	10,773,000	9,941,860
Other[3]	388,500	605,500	357,500	265,800	282,700	380,000

Total[4]	36,586,700	35,331,000	36,458,900	38,817,200	39,064,300	37,251,620

Crop	% of Total	% of Total	% of Total	% of Total
	Sask 2020	Sask 2016-2020	Canada 2020	Canada 2016-2020

	(percentage)
Barley	11.2%	10.1%	47.4%	40.6%
Canola	26.1%	29.3%	51.0%	54.5%
Durum	13.3%	13.0%	86.6%	80.6%
Flaxseed	1.2%	1.1%	83.8%	79.1%
Oats	5.9%	5.3%	59.8%	51.3%
Pulse[1]	13.4%	12.7%	69.5%	63.0%
Specialty Crops[2]	0.6%	0.7%	70.7%	84.3%
Wheat	27.6%	26.7%	40.6%	37.5%
Other[3]	0.7%	1.0%	1.3%	1.7%

Total[4]	100.0%	100.0%	40.6%	38.7%

[1]	Includes dry beans, chick peas, faba beans, lentils and peas.
[2]	Includes canary seed and mustard seed.
[3]	Includes buckwheat, corn for grain, hemp, mixed grains, rye, soybeans and triticale.
[4]	Tame hay and silage have not been included. Components may not add due to rounding.

Sources: Statistics Canada. Table 32-10-0359-01 Estimate areas, yield, production, ave farm price and total farm value of principal field crops

Livestock production is also important in Saskatchewan. Approximately one-quarter of the total Canadian beef cattle herd is located in the Province. Other livestock raised in Saskatchewan include hogs, sheep, lambs, poultry and dairy cattle.

The following table sets forth Saskatchewan’s farm cash receipts for the five years ended December 31, 2020.

FARM CASH RECEIPTS

	2016	2017	2018	2019	2020	Compound Annual Growth Rate 2016-2020	Share of Total 2020	% Change 2019 to 2020

Crop Cash Receipts	(millions)
Wheat & Durum	$2,607	$2,793	$3,241	$3,272	$3,850	10.2%	28.2%	17.7%
Canola	5,003	5,436	5,293	4,810	5,894	4.2%	43.1%	22.5%
Barley	309	352	465	520	628	19.4%	4.6%	20.8%
Other Crop[1]	3,565	2,542	2,225	2,514	3,301	(1.9%)	24.1%	31.3%

Total Crop Receipts	11,485	11,122	11,225	11,117	13,673	4.5%	100.0%	23.0%

Livestock Cash Receipts
Cattle & Calves	$1,340	$1,545	$1,517	$1,490	$1,374	0.6%	61.2%	(7.8%)
Hogs	280	336	308	358	355	6.1%	15.8%	(0.9%)
Other[2]	436	460	484	514	516	4.3%	23.0%	0.4%

Total Livestock	2,057	2,341	2,309	2,362	2,245	2.2%	100.0%	(4.9%)

Supplementary, Deficiency, Stabilization	$667	$749	$511	$614	$645	1.0%		5.0%

Total Farm Cash Receipts	$14,208	$14,213	$14,045	$14,093	$16,563	3.9%		17.5%

Realized Net Farm Income	$2,878	$2,581	$2,136	$1,726	$4,455	11.5%		158.1%

[1]	Includes net deferments.
[2]	Includes sheep, lambs, dairy products, poultry, eggs and other livestock products.

Sources: Statistics Canada. Table 32-10-0045-01 Farm cash receipts, annual (x 1,000); and Table 32-10-0052-01 Net farm income (x 1,000)

Total farm cash receipts reached $16.6 billion in 2020, up 17.5 per cent from 2019.

Total farm revenue is made up of three components: crop receipts, livestock receipts and government program payments. Crop receipts amounted to $13.7 billion in 2020, up 23.0 per cent from 2019 due to higher production and prices. Wheat, durum and canola accounted for $9.7 billion, or 71.3 per cent, of the year’s total cash receipts from crop sales Farm cash receipts from livestock sales amounted to $2.2 billion in the same year, down 4.9 per cent from 2019. Cattle and calves accounted for $1.4 billion, or 61.2 per cent, of the year’s total cash receipts from livestock sales. Government payments in 2020 amounted to $645 million, up 5.0 per cent from the amount provided by both the federal and provincial governments to farmers in 2019.

Saskatchewan’s 2020 realized net farm income amounted to $4.5 billion, compared with $1.7 billion in 2019. Realized net farm income is the result of deducting farm operating expenses and depreciation cost from farm cash receipts.

Mining and Petroleum/Natural Gas

In 2020, the total value of mineral sales amounted to $11.9 billion, a decrease of 33.5 per cent from the prior year due to weak oil prices. Crude oil, natural gas and potash accounted for 95.1 per cent of the total value of mineral sales in 2020.

In the first three months of 2021, the value of oil production increased by 36.0 per cent while the value of natural gas sales rose by 24.2 per cent. The value of potash sales increased by 4.8 per cent in the first three months of 2021.

The following table sets forth Saskatchewan’s value and volume of mineral sales for the five years ended December 31, 2020.

MINERAL SALES

	2016	2017	2018	2019	2020	Compound Annual Growth Rate 2016-2020	Share of Total 2020	% Change 2019 to 2020

Value of Sales	(millions of dollars unless otherwise indicated)
Oil[1]	$6,627	$8,894	$9,563	$10,299	$5,548	(4.3%)	46.6%	(46.1%)
Natural Gas	320	346	228	244	314	(0.5%)	2.6%	28.8%
Potash	4,182	4,763	5,713	6,287	5,467	6.9%	45.9%	(13.0%)
Uranium	1,880	1,413	659	711	317	(35.9%)	2.7%	(55.4%)
Other[2]	373	373	360	364	264	(8.3%)	2.2%	(27.5%)

Total	13,382	15,789	16,524	17,904	11,910	(2.9%)	100.0%	(33.5%)
Volume of Production
Oil (millions of barrels)	168	177	178	178	159	(1.4%)		(10.5%)
Natural Gas (millions of cubic metres)	5,333	5,298	5,178	5,050	4,464	(4.3%)		(11.6%)
Potash (thousands of tonnes	10,966	12,407	13,143	12,559	13,618	5.6%		8.4%

[1]	The value of oil sales is not available for 2020 so the amount reflects the value of oil production.
[2]	Includes uranium, gold, sodium sulphate, salt, coal, and base metals and bentonite.

Sources: Saskatchewan Bureau of Statistics (historical data); Ministry of Energy and Resources (current year data).

Oil. Saskatchewan is the second largest crude oil producing province in Canada. Subject to change due to price fluctuations and technology improvements, remaining economically recoverable reserves in the Province are estimated to be 1.2 billion barrels of crude oil.

In 2020, the value of Saskatchewan oil production decreased by 46.1 per cent and the volume of oil production decreased by 10.5 per cent.

Saskatchewan crude oil production is of light, medium and heavy gravity. The major market for Saskatchewan’s oil is the upper Midwest of the United States (approximately 65 to 75 per cent).

Currently, Saskatchewan has two facilities capable of upgrading heavy oil: The Husky Energy Lloydminster Upgrader in Lloydminster and the Co-op Refinery Complex in Regina. Husky’s upgrader currently has a throughput capacity of 82,000 barrels of heavy crude oil per day while the Co-op Refinery Complex has the ability to process 135,000 barrels of crude oil per day. The Moose Jaw Refinery, an affiliate of Gibson Energy Ltd., currently processes about 22,000 barrels per day for use as roofing flux and high quality road asphalt.

In addition to local companies, a large number of multinational oil and natural gas companies are actively involved in exploration and development in the Province. The oil industry has experienced success with deep drilling discoveries and is adopting technological improvements. For example, new waterflood and enhanced oil recovery (EOR) techniques. The oil industry in the Province invested approximately $18.1 billion in the period from 2016 to 2020 exploring for and developing oil reserves. From 2016 to the end of 2020, 9,641 oil wells were drilled in Saskatchewan. In 2020, 1,057 oil wells were drilled in the Province.

Natural Gas. The volume of Saskatchewan natural gas produced decreased by 11.6 per cent in 2020, while the value of natural gas production available for use or sale increased by 28.8 per cent. The natural gas industry in the Province invested approximately $2 million in the period from 2016 to 2020 exploring for and developing natural gas reserves. During this period, 3 natural gas wells were drilled. In 2020, one natural gas well was drilled in the Province.

Potash. Saskatchewan has ten potash mines that produce potash from massive reserves located in southern Saskatchewan. By conservative estimates, Saskatchewan could supply world demand at current levels for several hundred years. Potash production in Saskatchewan is highly mechanized and relatively low-cost because of the regularity and thickness of deposits and the predictability of ore grades.

In recent years, the Saskatchewan potash industry has accounted for about 30 per cent of the world’s production and world trade. Saskatchewan’s largest potash market is the United States, followed by Brazil, China and India. The Saskatchewan government implemented changes in 2003 and 2005 to the potash tax system to promote sales and investment by the potash industry. As a result of the tax changes and strong demand growth, the potash industry is expected to be one of the main engines of economic growth for the Saskatchewan economy in the future. The Saskatchewan potash industry has spent over $20 billion since 2005, expanding existing mines and developing new mines in the Province, including the K+S solution mine at Bethune, Saskatchewan, the first new potash mine built in the Province since the 1970s. There is also potential for the development of additional new potash mines, such as the BHP Billiton conventional shaft mine at Jansen, which will cost US$5.3 to US$5.7 billion to complete. Other new mines could also be constructed. These expansions of productive capacity are expected to create significant economic spin-offs and thousands of permanent and construction jobs in the Province.

Uranium. Saskatchewan is typically the world’s second largest producer of uranium behind Kazakhstan. Saskatchewan is the sole producer of uranium in Canada and has been producing uranium continuously since 1953. Uranium production is from the Athabasca Basin in northern Saskatchewan, which contains the largest, high-grade uranium deposits in the world and has significant potential for the discovery of additional deposits. Saskatchewan is recognized as a long-term and stable source of uranium.

Cigar Lake began commercial production in 2015. Uranium production in 2020 was solely from the Cigar Lake uranium mine and milled at the McClean Lake uranium mill located in northern Saskatchewan. Construction of the McClean Lake operation began in 1994. The mining and milling of uranium ore from five open-pit mines have been completed and no conventional mining has been carried out at McClean Lake since 2008. Uranium ore mined at Cigar Lake is processed at the McClean Lake mill.

Future uranium production is forecast from several other deposits, including the restart of the McArthur River uranium mine. The McArthur River project began production in 1999 with the ore being processed at the Key Lake mill. Operations at the McArthur River and Key Lake facilities were suspended indefinitely in 2018 due to continued weakness in the uranium market. The operations remain in a safe state of care and maintenance.

Multiple exploration companies are working towards developing new uranium mines in Saskatchewan. The most advanced projects are NexGen Energy’s Rook 1 project, Denison Mines’ Wheeler River project, and Fission Uranium’s Patterson Lake South project.

The Rabbit Lake mine opened in 1975 was the longest operating uranium mine in North America. Rabbit Lake was transitioned into a safe state of care and maintenance in 2016.

Service Sector

Overview. The service industries form the largest component of the Province’s economy. Services contribute a substantial part of the Province’s economic growth and create the vast majority of jobs. Services accounted for approximately 75.4 per cent of total employment in the Province in 2020.

This sector is comprised of six industries: business, personal and community services; finance, insurance and real estate; wholesale and retail trade; transportation; communication and utilities; and, public administration.

Of these, the biggest sector in terms of output share and employment is business, personal and community services. Output from the business, personal and community services sector accounts for one-fifth of the entire economy and approximately four out of ten jobs in the Province. This segment of the industry consists of: education and related services; heath care institutions, including hospitals, nursing homes and welfare services; religious organizations; amusement and recreation services; business services such as management and business consultants and computer services; personal services; and, accommodation and food.

Finance, insurance and real estate, which constitute a large component of the service-producing industries, represented 13.6 per cent of the entire Saskatchewan economy in 2020. This segment includes banks and other institutions delivering financial services, insurance carriers and agencies and real estate companies.

SERVICE INDUSTRY INDICATORS

	2016	2017	2018	2019	2020	Compound Annual Growth Rate 2016-2020	% Change from 2019

	(millions)
Retail Sales (dollars)	$18,804	$19,577	$19,479	$19,529	$19,274	0.6%	(1.3%)
Wholesale Trade (dollars)	25,754	25,911	26,567	26,352	27,783	1.9%	5.4%
Value of Building Permits (dollars)	1,971	2,196	1,834	1,588	1,392	(8.3%)	(12.3%)
Manufacturing Sales (dollars)	13,654	15,181	17,211	15,554	13,368	(0.5%)	(14.0%)

	$60,182	$62,865	$65,092	$63,023	$61,817	0.7%	(1.9%)

New Housing Starts (units)	4,775	4,904	3,610	2,427	3,087	(10.3%)	27.2%
New Motor Vehicle Sales (units)	52,099	56,292	50,224	48,669	41,817	(5.3%)	(14.1%)

Sources: Statistics Canada. Table 20-10-0008-02 Retail trade sales by industry (x 1,000); Table 20-10-0074-01 Wholesale trade, sales (x 1,000); Table 34-10-0066-01 Building permits, by type of structure and type of work (x 1,000); Table 16-10-0048-01 Manufacturing sales by industry and province, monthly (dollars unless otherwise noted) (x 1,000); Table 34-10-0135-01 Canada Mortgage and Housing Corporation, housing starts, under construction and completions, all areas, quarterly; and Table 20-10-0001-01 New motor vehicle sales

Crown Corporations

Saskatchewan’s Crown corporations are involved in a broad range of activities including providing electricity, natural gas, telecommunications, insurance and other goods and services. Crown corporations are almost exclusively commercial enterprises intended to be self-sustaining.

CIC is a provincial Crown corporation without share capital, established and operating under the authority of The Crown Corporations Act, 1993. CIC as a legal entity does not carry debt. CIC is wholly owned by the Government of Saskatchewan. CIC is responsible for certain government investments including Crown corporations and financial and operating investments.

CIC administers seven subsidiary Crown corporations. Following is a brief commentary on CIC’s five major holdings.

SGI CANADA

SGI CANADA is the trade name of the property and casualty insurance division of Saskatchewan Government Insurance (SGI) which offers products in five Canadian provinces. It operates as SGI CANADA in Saskatchewan, SGI CANADA Insurance Services Ltd. (SCISL) in Alberta, Manitoba, British Columbia, and Ontario. SCISL also has a wholly-owned subsidiary, Coachman Insurance Company, that operates in Ontario. Products are sold through a network of 158 independent brokers throughout Saskatchewan and 202 brokers operating in Manitoba, Alberta, British Columbia, and Ontario.

Saskatchewan Auto Fund

As the compulsory automobile insurance program for Saskatchewan residents, the Auto Fund provides vehicle registrations, driver’s licences, basic minimum liability insurance required to operate a vehicle and coverage for damage to or loss of an insured’s vehicle, subject to a deductible. The Auto Fund is administered by SGI. SGI’s role is to oversee the operations of the Auto Fund for the Province of Saskatchewan based on the legislative requirements contained in The Automobile Accident Insurance Act.

The Auto Fund does not receive money from, nor pay dividends to, the Province of Saskatchewan, SGI, or CIC. The Auto Fund is operated on a self-sustaining basis viewed over a long-term time frame. Any annual financial excess or deficiencies of the Auto Fund are recorded in its Rate Stabilization Reserve (RSR). The RSR is held on behalf of Saskatchewan’s motoring public and cannot be used for any other purpose by the government or the administrator.

The Saskatchewan Auto Fund is not a Crown corporation and is not included in CIC’s consolidated results. However, it is administered by Saskatchewan Government Insurance (SGI).

SaskPower

SaskPower is Saskatchewan’s leading energy supplier. It generates, purchases, transmits, distributes, and sells electricity and related products and services. SaskPower uses a wide range of fuels including natural gas, coal, hydro, and wind.

SaskTel

SaskTel provides competitive wireless, voice, entertainment, internet, data, equipment, marketing, security, software and consulting products and services. The corporation’s major asset is a wholly-owned subsidiary, Saskatchewan Telecommunications, which has been the principal supplier of telecommunications in Saskatchewan for over 100 years. SaskTel’s operations are regulated by the Canadian Radio-television and Telecommunications Commission.

SaskEnergy

SaskEnergy operates a natural gas distribution utility that provides natural gas and related services to residential, farm, commercial, and industrial customers in Saskatchewan. In addition, TransGas Limited (TransGas) is SaskEnergy’s wholly-owned natural gas transmission and storage subsidiary.

Fiscal Year 2020-21 Highlights - Consolidated Basis

(millions of dollars)	2016-17	2017-18	2018-19	2019-20	2020-21
SGI CANADA	$65.2	$59.4	$48.0	$49.9	$172.1
SaskPower	56.3	145.5	197.0	205.8	160.2
SaskTel	134.8	121.0	127.4	119.8	130.8
SaskEnergy	145.6	143.5	165.7	43.5	80.8
CIC Asset Management Inc.	(3.0)	(2.6)	(6.0)	2.2	17.1
SaskWater	6.5	8.1	7.5	8.4	8.3
Saskatchewan Immigrant Investor Fund	(1.4)	(1.1)	(2.2)	7.1	2.4
Saskatchewan Opportunities Corporation	0.5	5.6	3.5	3.0	0.6
Saskatchewan Transportation Company	(5.3)	26.6	—	—	—
Saskatchewan Gaming Corporation	24.4	23.2	22.5	20.1	(13.4)
CIC (Separate)	132.1	213.1	235.3	212.5	272.4
Other[1]	(157.1)	(239.3)	(258.1)	(236.9)	(245.9)

CIC Consolidated net earnings	$398.6	$503.0	$540.6	$435.4	$585.4

Saskatchewan Auto Fund	$188.7	$210.1	$77.5	($46.7)	$283.4

[1]

Includes First Nations and Métis Fund Inc., CIC Economic Holdco Ltd., and consolidation adjustments. Consolidation adjustments reflect the elimination of all inter-entity transactions, such as grants from CIC to Crown corporations, revenues and expenses between Crown corporations, and dividends paid by Crown corporations to CIC.

Economic Outlook

COVID-19 Health Emergency and Oil Prices

Saskatchewan faces challenges as a result of the unprecedented impact of the COVID-19 health emergency and weak oil prices in 2020. Saskatchewan fourth-wave case numbers peaked in late September but began a sharp decline in the middle of October. The 7-day average of new cases was 50.9 cases per day (4.3 per 100,000) and COVID hospitalizations were down to 105 in total (8.9 per 100,000). The Province introduced measures to combat the fourth wave, including a vaccine passport and mask mandate, which remain in effect and will continue for the foreseeable future.

Most recently, as in most jurisdictions in North America, Saskatchewan experienced a material increase in COVID cases in late December 2021 and early January 2022 as a result of the Omicron variant. The number of daily new cases increased during the last week of December 2021, primarily due to the new variant. The average daily new cases rose from approximately 50 per day in mid-December to around 500 at the beginning of 2022. When compared with the previous wave, which was dominated by the Delta variant, hospitalizations as a percentage of active cases appear to be notably lower; on September 16, 2021, there were 4,064 active cases, including 218 hospitalized cases; on January 4, 2022, there were 4,062 active cases, including 95 hospitalized cases. This trend of more daily cases accompanied by fewer hospitalizations has continued.

As of January 11, 2022, the Government of Saskatchewan has not imposed further economic or social restrictions on the Province. The ultimate impact of the Omicron variant on the Province is not known at this time.

The Province does not anticipate a material change in its expectations for employment or consumer spending as a result of its most recent wave of COVID-19. In November 2021, Saskatchewan’s seasonally-adjusted unemployment rate declined to 5.2 per cent during the fourth wave.

Most economic indicators suggest the impact of these factors appears to have been less than initially forecast for 2020. In 2021, Saskatchewan’s economy is expected to continue on a path of recovery as global demand and oil prices recover, and business and consumer confidence is expected to regain momentum.

As of September 30, 2021, Saskatchewan’s real GDP is expected to grow by 3.6 per cent in 2021 and 3.8 per cent in 2022.

Employment is currently forecast to increase by 15,900 jobs in 2021 and by another 12,000 jobs in 2022. Unemployment is forecast to average 7.0 percent in 2021. Retail and whole trade account for 10,170 of the total 13,730 jobs from January to October 2021.

Challenges facing the agriculture sector

Saskatchewan Crop Insurance Corporation “SCIC” is jointly funded by producers and the federal and provincial governments to provide production insurance to Saskatchewan producers.

As of the Province’s Mid-Year Report, crop production fell by approximately 40.6 per cent due to widespread drought conditions. This year’s crop size of approximately 22.3 million tonnes is well below the 10-year average of approximately 33.0 million tonnes. The Province forecasts total Crop insurance indemnities for the year to be $2.4 billion, which will be partially offset by private reinsurance revenues of approximately $400 million.

Increase in Oil Prices

The increase in oil prices since Saskatchewan issued its 2021-22 Budget in April of 2021 improved forecasted revenue from non-renewable resources as reflected in the Province’s Mid-Year Report.

Risks to the Outlook

•

Changes in economic factors such as economic growth or decline, commodity and non-renewable resource prices, inflation, interest rates, marketplace competition, trade barriers, population change, personal income and retail sales present risks to the outlook for Saskatchewan’s economy.

Saskatchewan is reliant on the revenue from non-renewable resources and, thus, the Province’s financial results can be influenced by other external factors, most notably the price of oil and of potash. The fiscal impact of these changes in economic assumptions is estimated on a regular basis to quantify the risk associated with each assumption.

As of the Province’s Mid-Year Report, underlying assumption sensitivities included the following:

	Change	Net Impact
Oil Price (WTI US$/barrel)	$1	$14M
Exchange Rate	1 cent	$33M
Potash Prices (US$/KCI tonne)	$1	$6M

•

Factors affecting agricultural production (crop and livestock) including weather and moisture conditions, as well as market prices for both commodities and the related inputs cost (such as fertilizer, fuel, etc.).

•	Risk and uncertainties regarding future effects of the COVID-19 pandemic.

Debt of the Province

For information regarding the Province’s outstanding debt, refer to Annex A—Public Accounts 2020-21 Volume 1 and Annex D—Term Debt Outstanding and Debt Summary.

Exports and Imports

Based on Statistics Canada’s Provincial Economic Accounts, Saskatchewan’s international exports were $33.9 billion in 2019 and accounted for 64.0 per cent of total exports. The other 36.0 per cent of exports consisted of trade with other Canadian provinces. International exports increased at a compound average annual rate of 4.0 per cent over the period from 2016 to 2019. Total exports to other provinces were $19.1 billion in 2019 and increased by 2.8 per cent from 2016 to 2019.

The trade balance was $5.4 billion in 2019, an increase of 25.7 per cent since 2016.

The following table sets forth details of Saskatchewan’s exports and imports at current market prices for the five years ended December 31, 2020.

	2016	2017	2018	2019	Compound Annual Growth Rate 2016-2019	Share of Total 2019

	(millions of dollars)
Exports
To other countries	$28,959	$32,186	$34,516	$33,892	5.4%	64.0%
Goods	27,399	30,589	32,880	32,227	5.6%	60.8%
Services	1,560	1,597	1,636	1,665	2.2%	3.2%
To other provinces	17,081	18,005	18,855	19,095	3.8%	36.0%
Goods	9,993	10,819	11,415	11,483	4.7%	21.7%
Services	7,088	7,186	7,440	7,612	2.4%	14.4%

Total exports of goods and services	$46,040	$50,191	$53,371	$52,987	4.8%	100.0%

Imports
From other countries	$19,002	$20,244	$20,640	$20,898	3.2%	43.9%
Goods	16,161	17,352	17,626	17,748	3.2%	37.3%
Services	2,841	2,892	3,014	3,150	3.5%	6.6%
From other provinces	24,885	26,006	26,638	26,719	2.4%	56.1%
Goods	10,413	10,833	11,017	11,111	2.2%	23.3%
Services	14,472	15,173	15,621	15,608	2.6%	32.8%

Total imports of goods and services	$43,887	$46,250	$47,278	$47,617	2.8%	100.0%

Balance of Trade	$2,153	$3,941	$6,093	$5,370	35.6%

Sources: Statistics Canada. Table 36-10-0222-01 Gross domestic product, expenditure-based, provincial and territorial, annual (x 1,000,000)

Farm and intermediate food products, energy products (crude oil) and non-metallic minerals (potash) are Saskatchewan’s principal exports, accounting for 55.5 per cent, 17.0 per cent and 20.0 per cent, respectively, of total international exports in 2020. For the five years ended December 31, 2020, total international exports increased by 3.4 per cent per year while imports increased by an average of 2.6 per cent per year.

	2016	2017	2018	2019	2020	Compound Annual Growth Rate 2016-2020	Share of Total 2020

	(millions of dollars)
Exports
Farm, fishing and intermediate food products	$14,364	$13,276	$13,355	$12,831	$16,788	4.0%	55.5%
Energy products	5,424	7,990	8,082	7,737	5,132	(1.4%)	17.0%
Metal ores and non-metallic minerals	4,695	5,087	6,424	6,560	6,046	6.5%	20.0%
Other	1,954	2,304	2,773	2,481	2,287	4.0%	7.6%

Total Exports	$26,437	$28,657	$30,634	$29,609	$30,254	3.4%	100.0%

Imports
Chemical, plastic and rubber products	$1,413	$1,748	$1,846	$1,775	$1,734	5.3%	17.4%
Machinery, equipment and parts	3,110	3,893	4,172	4,112	3,050	(0.5%)	30.6%
Motor vehicles and parts	854	1,368	1,560	1,382	955	2.8%	9.6%
Others	3,614	4,586	3,592	3,620	4,237	4.1%	42.5%

Total	$8,991	$11,594	$11,170	$10,889	$9,975	2.6%	100.0%

Balance of Trade	$17,446	$17,063	$19,464	$18,719	$20,279	3.8%

Sources:    Statistics Canada. Table 12-10-0119-01 Int merchandise trade by province, commodity, and Principal Trading Partners (x 1,000)

The United States is Saskatchewan’s largest trading partner, followed by China. In 2020, Saskatchewan sold $13.1 billion of goods to the United States, which accounted for 43.3 per cent of total international exports. Approximately $4.1 billion of goods were sold to China which accounted for 13.6 per cent of total international exports.

During the 2016 to 2020 period, total international exports grew by 3.4 per cent compound average annual rate from $26.5 billion to $30.3 billion.

In 2020, about 82.0 per cent of goods were imported from the Unites States. Imports from China grew substantially by 12.0 per cent from $261 million to $411 million during the 2019 to 2020 period.

Total international imports grew by 2.6 per cent compound average annual rate from $9.0 billion to $10.0 billion over the 2016 to 2020 period.

	2016	2017	2018	2019	2020	Compound Annual Growth Rate 2016-2020	Share of Total 2020

	(millions of dollars)
International Exports
United States	$12,560	$16,052	$16,847	$16,076	$13,130	1.1%	43.3%
China	3,386	3,376	4,602	3,124	4,134	5.1%	13.6%
Japan	979	1,125	1,123	1,081	1,240	6.1%	4.1%
India	1,454	1,040	629	775	1,204	(4.6%)	4.0%
Brazil	686	551	931	1,049	978	9.2%	3.2%
Mexico	696	776	820	596	711	0.5%	2.3%
Indonesia	548	585	792	658	677	5.4%	2.2%
Bangladesh	441	294	292	636	629	9.3%	2.1%
United Arab Emirates	466	492	293	412	627	7.7%	2.1%
Italy (incl. Vatican City State)	324	191	133	303	543	13.8%	1.8%

Sub-total	21,541	24,483	26,463	24,710	23,874	2.6%	78.8%
Others	4,989	4,242	4,211	4,941	6,428	6.5%	21.2%

Total All Countries	$26,530	$28,725	$30,674	$29,652	$30,302	3.4%	100.0%

International Imports
United States	$7,489	$9,851	$9,274	$8,685	$8,178	2.2%	82.0%
China	261	378	438	502	411	12.0%	4.1%
Germany	231	271	365	359	255	2.5%	2.6%
Mexico	204	230	241	410	207	0.4%	2.1%
Italy (incl. Vatican City State)	66	67	68	70	150	23.0%	1.5%
Japan	105	116	123	122	103	(0.6%)	1.0%
United Kingdom	96	105	113	102	67	(8.7%)	0.7%
Re-Imports (Canada)	68	64	62	53	55	(5.0%)	0.6%
India	46	40	46	48	53	3.8%	0.5%
Korea, South	32	36	33	35	40	6.2%	0.4%

Sub-total	8,597	11,158	10,761	10,387	9,520	2.6%	95.4%
Others	394	436	409	503	455	3.7%	4.6%

Total All Countries	$8,991	$11,594	$11,170	$10,889	$9,975	2.6%	100.0%

Sources:    Innovation, Science, and Economic Development Canada

Additional Information

For additional information regarding the Province’s economy, fiscal condition and budget, refer to Annex A—Public Accounts 2020-21 Volume 1, Annex B—2021-22 First Quarter Financial Report, Annex C—Provincial Budget 2021-22 and Annex E—Mid-Year Report, included elsewhere in this prospectus.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, the net proceeds to the Province from the sale of the debt securities by the Province will be used for general government purposes.

DESCRIPTION OF DEBT SECURITIES

The Province may issue debt securities in distinct series at various times. This section summarizes the terms of the debt securities that are common to all series. The particular terms and provisions of a series of debt securities, and how the general terms and provisions described below may apply to that series, will be described in a supplement to this prospectus.

If the terms described in the prospectus supplement that relates to your series differ from the terms described in this prospectus, you should rely on the terms described in the prospectus supplement. The prospectus supplement that relates to your debt securities may update or supersede any of the information in this section.

General

The Province has duly authorized the issuance of debt securities and they may be issued by one or more Orders of the Lieutenant Governor in Council of the Province of Saskatchewan made pursuant to The Financial Administration Act, 1993 from time to time. The Order(s) of the Lieutenant Governor in Council of the Province of Saskatchewan applicable to any tranche of debt securities (including any new Orders) will be specified in the applicable prospectus supplement. The debt securities will be our direct unsecured obligations and among themselves will rank pari passu and be payable without preference or priority. The debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness and obligations from time to time outstanding. Payments of principal and interest on the debt securities will be payable out of the General Revenue Fund of the Province.

The prospectus supplement that relates to your debt securities will specify the following terms:

•	the price and aggregate principal amount of the debt securities;

•	the title of the debt securities;

•	the stated maturity date of the debt securities, which is the date on which the Province must repay the principal amount of the debt securities;

•	the interest rate which the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the issue date and the date from which interest will accrue, the dates on which the Province must pay interest, and the record dates for payment of interest;

•	where and how the Province will pay principal and interest;

•	whether and in what circumstances the debt securities may be redeemed or repaid before maturity;

•	whether and in what circumstances the debt securities may be convertible into debt securities of a different series or other indebtedness of the Province;

•	whether and in what circumstances sinking fund payments will be made;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•

whether the debt securities will be issued as discounted debt securities (bearing no interest or interest at a rate which at the time of issue is below market rates) to be sold at a substantial discount below their stated principal amount;

•	whether the debt securities will be issued with original issue discount for U.S. federal income tax purposes;

•	any foreign currency in which the Province may denominate or pay interest or principal on the debt securities;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security will be exchangeable for definitive (physical) securities;

•	the exchange or exchanges, if any, on which application for listing of the debt securities may be made; and

•	any other material terms of the debt securities.

If applicable, the prospectus supplement will also describe any material United States or Canadian federal income tax considerations applicable to the debt securities other than those described in this prospectus.

Prescription

The debt securities will become void unless presented for payment within a period of the lesser of 2 years, or the period that may otherwise be prescribed by law, from the date on which payment in respect of such debt securities become due and payable or if the full amount of the moneys payable on such date in respect of the debt securities has not been received by the fiscal agent on or prior to such date, the date on which notice is duly given to the holders of the debt securities that such moneys have been so received.

Form, Exchange and Transfer

The debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in minimum aggregate principal amounts of US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000, or as described in the prospectus supplement.

The Province may, but is not required to, appoint a fiscal agent or agents to act on its behalf in connection with the debt securities. If appointed, the duties of the fiscal agent for any series of debt securities will be governed by a fiscal agency agreement for that particular series. The Province may appoint different fiscal agents for different series of debt securities and may vary or terminate the appointment of any fiscal agent at any time. The Province may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent. The fiscal agent, if any, will be the agent of the Province, will not be trustee for the holders of debt securities and will not have the same responsibilities or duties to act for such holders as would a trustee.

Unless otherwise specified in the prospectus supplement relating to the debt securities, the Province will maintain at an office in the Borough of Manhattan, The City of New York, a register for the registration of transfers of debt securities issued in registered form.

If debt securities are issued in definitive registered form, you may exchange debt securities registered in your name for other authorized denominations of the same series of equal aggregate principal amount. You may arrange to exchange or transfer debt securities registered in your name at the office of the fiscal agent or other person identified in the prospectus supplement. You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made after the fiscal agent or other person authorized by the Province is satisfied with your evidence of title.

Registered Global Securities

The prospectus supplement that relates to your debt securities will indicate whether any of the debt securities you purchase will be represented by one or more fully registered global debt securities. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of a depositary or its nominee identified in the prospectus supplement, and will be deposited with the depositary, its nominee or a custodian (the “depositary”). The specific terms of the depositary arrangement in respect of registered global securities will be described in the prospectus supplement relating to the global securities. Beneficial interests in the debt securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants of the depositary. The debt securities represented by a global security may not be transferred to the name of any other direct holder unless the special circumstances described below occur. Any investor wishing to beneficially own a debt security represented by a global security must do so indirectly through brokers, banks or other financial institutions who are participants in the depositary.

Special Investor Considerations for Global Securities

Our obligations, as well as the obligations of the fiscal agent and those of any agents retained by us or the fiscal agent, are owed only to persons who are registered as holders of debt securities. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you but does not do so. As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to these types of arrangements.

An investor should be aware that when debt securities are issued in the form of global securities:

•	the investor cannot get debt securities registered in its own name;

•	the investor cannot receive physical certificates for its interest in the debt securities;

•	the investor must look to its own bank, brokerage firm or financial institution for payments on the debt securities and protection of its legal rights relating to the debt securities;

•

the investor may not be able to sell or pledge interests in the debt securities to some insurance companies and other institutions that are required by law to hold the physical certificates of debt securities that they own;

•	the depositary’s policies will govern payments, transfers, exchanges and other matters relating to the investor’s interest in the global security;

•	the Province and the fiscal agent have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the global security;

•	the Province and the fiscal agent do not supervise or review the records of the depositary in any way; and

•	the depositary will usually require that interests in a global security be purchased or sold within its system using same-day funds.

Special Situations When the Global Security Will be Terminated

In a few special situations described below, a global security will terminate and interests in it will be exchanged for physical certificates representing debt securities. After that exchange, an investor may choose whether to hold debt securities directly in its own name or indirectly through an account at its bank, brokerage firm or financial institution. Investors must consult their own banks or brokers to find out how to have their beneficial interests in debt securities transferred into their own names, so that they will be direct registered holders.

The special situations for termination of a global security are:

•	when the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary (unless a replacement depositary is named); and

•	when and if we decide to terminate a global security.

The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a global security terminates, the depositary (and not the Province or the fiscal agent) is responsible for deciding the names of the institutions that will be the registered holders after the exchange and also for advising the Province and the fiscal agent what the names will be.

Payment of Interest and Principal

On every interest payment date specified in the prospectus supplement, the Province will pay the interest due on a debt security to the person in whose name the debt security is registered at the close of business on the related “record date”. The record date will be specified in the prospectus supplement.

We, our registrar and any of our paying agents appointed through a fiscal agency agreement shall treat the registered holders of the debt securities as the absolute owners thereof for all purposes whatsoever and all payments to or on the order of the registered holders shall be valid and shall discharge our liability and that of the registrar and any paying agent of the debt securities to the extent of the sum or sums so paid.

Unless otherwise specified in the prospectus supplement relating to the debt securities, the Province will make all payments of principal and interest on the debt securities available to the fiscal agent, if any, on the designated dates in immediately available funds. The fiscal agent, if any, will in turn make payments to the registered holders of the debt securities (or, in the case of a global security, to the depositary) as soon as possible. Any payments of principal and interest on the debt securities are subject to local laws and regulations, including any applicable withholding or other taxes.

Canadian Income Tax Considerations

The following summary (the “Canadian Tax Summary”) describes the principal income tax consequences which arise generally in Canada under the Income Tax Act (Canada) (the “Federal Act”) and in Saskatchewan under The Income Tax Act, 2000 (the “Saskatchewan Act”) and which are applicable to a holder of the debt securities who, at all relevant times, for the purposes of the Federal Act and any applicable income tax convention, is not a resident of Canada and is not deemed to be a resident of Canada and who does not use or hold and is not deemed to use or hold the debt securities in or in the course of carrying on a business in Canada and is not an insurer carrying on an insurance business in Canada and elsewhere and is not an authorized foreign bank carrying on a banking business in Canada within the meaning of the Federal Act (a “Non-Resident Holder”). This Canadian Tax Summary is based on the provisions of the Federal Act, the Saskatchewan Act and regulations under those Acts as they exist on the date of this prospectus, proposed amendments thereto and the current administrative practices and policies published by the Canada Revenue Agency.

This Canadian Tax Summary includes Canadian and Saskatchewan income tax considerations only. It does not include United States, provincial (other than Saskatchewan), territorial or other income tax considerations nor does it include income tax considerations arising under any income tax convention or treaty between Canada and another country. It is not applicable to Canadian residents. No assurances can be given that changes in the law or administrative practices or future court decisions will not affect the tax treatment of a holder.

Neither principal nor interest paid or credited by the Province to a Non-Resident Holder in respect of the debt securities is subject to withholding tax under the Federal Act or the Saskatchewan Act.

No other tax on income or capital gains is payable by a Non-Resident Holder under the Federal Act or the Saskatchewan Act in respect of the debt securities, whether as a result of interest or principal being paid or credited by the Province to the Non-Resident Holder, a purchase by the Province from, or repayment by the Province to, the Non-Resident Holder, a redemption or other disposition.

In certain circumstances described under the heading “Description of Debt Securities— Registered Global Securities—Special Situations When the Global Security Will be Terminated”, a global security representing debt securities will terminate and interests in it will be exchanged for physical certificates representing debt securities. No tax on income or capital gains is payable under the Federal Act or the Saskatchewan Act as a result of any such exchange.

Canada and Saskatchewan do not levy estate or inheritance taxes or succession duties. Saskatchewan requires a probate fee to be paid upon estates probated in Saskatchewan, calculated on the value of the estate. The estate of a person who was not ordinarily resident or domiciled in Saskatchewan on death would not, by virtue only of the holding of debt securities by the estate, be required by law to be probated in Saskatchewan.

The above summary does not discuss all aspects of Canadian income taxation that may be relevant to you in light of your particular circumstances and income tax situation. You should consult with your own tax advisor as to the specific tax consequences that would result from your ownership and disposition of the debt securities, including the application and effect of provincial, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

United States Income Tax Considerations

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of U.S. dollar denominated debt securities to U.S. Holders (as defined below) that acquire debt securities at original issuance at their “issue price” and hold such debt securities as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion is limited to debt securities whose “stated redemption price at maturity” does not, within the meaning of section 1273 of the Code, exceed their “issue price” by more than a de minimis amount. Tax consequences of debt securities with different terms will be addressed in the prospectus supplement. This summary is based on the Code, existing and proposed Treasury regulations promulgated under the Code, and administrative and judicial interpretations of the Code and those regulations (all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect). We have not requested, and will not request, a ruling from the United States Internal Revenue Service (the “IRS”) with respect to any of the United States federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

This summary does not discuss all of the tax consequences that may be relevant to prospective purchasers in light of their particular circumstances or to prospective purchasers subject to special rules, such as banks, financial institutions, insurance companies, tax-exempt organizations, dealers in securities or foreign currencies, persons who will hold debt securities as part of a hedging transaction, “straddle,” conversion transaction, or other integrated transaction, persons who use or are required to use mark-to-market accounting, persons who are subject to the alternative minimum tax, certain former citizens or residents of the United States, or persons whose functional currency (as defined in section 985 of the Code) is not the U.S. dollar. You should consult with your own tax advisors about the application of United States federal income tax law to your particular situation as well as any tax consequences arising under the federal estate and gift tax laws and the tax laws of any state, local or foreign jurisdiction.

For purposes of this summary, you are a U.S. Holder if, for United States federal income tax purposes, you are a beneficial owner of a debt security and either:

•	You are a citizen of the United States or a resident of the United States who is a natural person;

•

You are a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	You are an estate, and your income is subject to United States federal income taxation regardless of its source; or

•

You are a trust, and (i) both a United States court is able to exercise primary supervision over your administration, and one or more United States persons have the authority to control all of your substantial decisions, or (ii) you have a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership or other pass-through entity holds a debt security, the United States federal income tax treatment of a partner (or other owner) generally will depend upon the status of the partner (or other owner) and upon the activities of the partnership (or other pass-through entity). Partners or owners of partnerships or other pass-through entities holding a debt security should consult their tax advisors.

Interest

In general, you will be required to include payments of stated interest on the debt securities in your gross income as ordinary income at the time the interest is accrued or received in accordance with your method of accounting for United States federal income tax purposes. In general, any Canadian withholding tax imposed on interest payments in respect of the debt securities will be treated as a foreign income tax eligible for credit against a U.S. Holder’s United States federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). This interest will be foreign source income for foreign tax credit purposes and generally will be “passive category” income, but could, in certain circumstances, be “general category” income. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit. U.S. Holders are urged to consult their own tax advisors with respect to the amount of foreign taxes that can be claimed as a credit.

Sale, Exchange, Retirement or Other Taxable Disposition

Upon the sale, exchange, retirement or other taxable disposition of a debt security, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, retirement or other taxable disposition (not including any amounts attributable to accrued but unpaid interest, which, unless you have previously included the interest in income, will be taxable to you as such) and your adjusted tax basis in the debt security. Your adjusted basis in a debt security generally will be the amount you paid to purchase the debt security. Your gain or loss will generally be a long-term capital gain or loss if you have held the debt security for more than one year. Non-corporate U.S. Holders, including individuals, generally are eligible for a reduced rate of taxation on long-term capital gain. The deduction of capital losses is subject to limitations under the Code. Your gain or loss generally will be U.S. source for foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s net investment income will generally include its interest income and its net gains from the disposition of debt securities, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the debt securities.

Backup Withholding and Information Reporting

Certain backup withholding and information reporting requirements may apply to payments on the debt securities and to proceeds of the sale, exchange, retirement or other taxable disposition of the debt securities. In general, information reporting will apply to payments made through a U.S. paying agent or U.S. intermediary to a U.S. Holder. In the event that a U.S. Holder fails to file any such required form, the U.S. Holder could be subject to significant penalties. The Province, its agent, a broker, the relevant trustee or any paying agent, as the case may be, may withhold amounts from any of the payments to you if you do not furnish your taxpayer identification number (social security number or employer identification number), if you do not certify that you are not subject to backup withholding, or if you otherwise do not comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) generally are not subject to the foregoing backup withholding and information reporting requirements.

Any amounts withheld under the backup withholding rules from a payment to you would be allowed as a credit against your United States federal income tax liability, and may entitle you to a refund, provided that the required information is furnished to the IRS. U.S. Holders are urged to consult their own tax advisors regarding the information reporting and backup withholding tax rules.

Certain U.S. Holders who are individuals that hold certain “specified foreign financial assets” (which may include the debt securities) with an aggregate value in excess of certain thresholds are required to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of these requirements on their ownership and disposition of the debt securities.

The above summary does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances and income tax situation. You should consult with your own tax advisor as to the specific tax consequences that would result from your ownership and disposition of the debt securities, including the application and effect of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

Enforceability and Governing Law

We have not agreed to waive any immunity from the jurisdiction of the courts of the United States nor have we appointed an agent in the United States upon which process may be served. As a result, you may not be able to sue us in a United States court or enforce a judgment against us if granted by a United States court.

However, you may bring proceedings against us in the Saskatchewan courts for matters arising under the debt securities. You may do so whether or not you are a resident of Saskatchewan or a citizen of Canada and without any need to obtain the consent of any public official or authority. A lawsuit against us in the Saskatchewan courts will be governed by The Proceedings Against the Crown Act, 2019 (Saskatchewan), which, for example, makes the remedies of specific performance and injunctions unavailable against us and prohibits jury trials in proceedings against us. Proceedings against us in the Saskatchewan courts must be brought prior to the expiry of the applicable limitation period (generally two years).

Although any order obtained in an action brought in the Saskatchewan courts against the Province may not be enforced by execution, seizure or attachment, The Proceedings Against the Crown Act, 2019 further provides that upon receipt of a certificate of the proper officer of the court, in the event of a judgment against Saskatchewan from which no appeal is taken, the Minister of Finance shall pay out of the General Revenue Fund to the person entitled, or to his order, the amount due including costs, if any, together with interest, if any, lawfully due thereon.

Further, in the absence of a waiver of immunity by the Province, it would be possible to obtain a United States judgment in an action against the Province only if a court were to determine that the United States Foreign Sovereign Immunity Act of 1976 (the “Foreign Sovereign Immunity Act”) precludes the granting of sovereign immunity.

However, even if a United States judgment could be obtained in any such action under the Foreign Sovereign Immunity Act, it may not be possible to obtain in Canada a judgment based on such a United States judgment. Moreover, execution upon property of the Province located in the United States to enforce a judgment obtained under the Foreign Sovereign Immunity Act may not be possible except under limited specified circumstances.

Unless otherwise provided in the applicable prospectus supplement, the debt securities and the fiscal agency agreement, if any, will be governed by the laws of Saskatchewan and the laws of Canada applicable in Saskatchewan.

PLAN OF DISTRIBUTION

The Province may sell debt securities to the public:

•	through underwriters or dealers;

•	directly to purchasers; or

•	through agents.

The prospectus supplement with respect to each series of debt securities will set forth the terms of the offering of that series of debt securities, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the debt securities, the proceeds to the Province from the sale of the debt securities, any underwriting discounts and other items constituting underwriters’ or agents’ compensation, any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

We may distribute debt securities from time to time in one or more transactions:

•	at a fixed price or prices, which may change;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at prices to be negotiated with purchasers.

Debt securities may be sold through agents designated by us. The agents will solicit offers by institutions to purchase the offered debt securities directly from the Province, pursuant to contracts providing for payment and delivery on a future date. The applicable prospectus supplement will set forth the commission we will pay to the agents and any conditions to the contracts. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment and will not be acquiring such debt securities for its own account. The applicable prospectus supplement will also set forth whether underwriters will be obligated to purchase all of the debt securities offered thereby if any are purchased.

In connection with the sale of debt securities, the Province, or purchasers of debt securities for whom the underwriters may act as agents, may compensate the underwriters in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters and any discount or commissions received by them from the Province, and any profit on the resale of debt securities by them, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the “Securities Act”). The prospectus supplement will identify any underwriters with respect to the debt securities.

We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of debt securities against certain liabilities, including liabilities under the Securities Act, or to provide contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

DEBT RECORD

In the last 20 years, the Province has not defaulted on any of its direct or guaranteed debt obligations. During such period, payments have been made when due.

AUTHORIZED AGENT

The authorized agent of the Province in the United States is Khawar Nasim, whose address is:

Consulate General of Canada

466 Lexington Avenue, 20th Floor

New York, New York 10017

EXPERTS AND PUBLIC OFFICIAL DOCUMENTS

Information included in this prospectus, which is designated as being taken from a publication of the Province of Saskatchewan, or any agency or instrumentality of either, is included herein upon the authority of such publication as a public official document.

All financial and statistical information of the Province included in this prospectus has been taken or derived from records and publications of the Province, and is included in this prospectus on the authority of Rodney N. Balkwill, Executive Director, Treasury Management Branch.

LEGAL MATTERS

Unless otherwise indicated in the prospectus supplement, the legality of each series of debt securities offered by this prospectus, and certain other matters of Canadian and Saskatchewan law, will be passed upon by McDougall Gauley LLP.

Certain matters of United States law in connection with the offering of the debt securities will be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel to the Province.

ANNEX A— PUBLIC ACCOUNTS 2020-21 VOLUME 1

See attached.

A-1

Public Accounts 2020-21 Volume 1 Summary Financial Statements

Contents

3	Letters of Transmittal
4	Introduction to the Public Accounts

Financial Statement Discussion and Analysis

7	Highlights
13	Assessment of Fiscal Health
18	Details
37	Risks and Uncertainties

Summary Financial Statements

41	Responsibility for the Summary Financial Statements
43	Independent Auditor’s Report
45	Statement of Financial Position
46	Statement of Operations
47	Statement of Accumulated Deficit
47	Statement of Change in Net Debt
48	Statement of Cash Flow
49	Notes to the Financial Statements

Schedules to the Financial Statements

63	Accounts Receivable
63	Loans Receivable
64	Investment in Government Business Enterprises
67	Other Investments
68	Accounts Payable and Accrued Liabilities
68	Unearned Revenue
69	Pension Liabilities
70	Public Debt
72	Sinking Funds
73	Obligations Under Long-Term Financing Arrangements
74	Other Liabilities
75	Tangible Capital Assets
76	Revenue
77	Expense by Object
77	Financing Charges
78	Segmented Reporting
80	Supplemental Cash Flow Information
81	Government Reporting Entity

84	Glossary of Terms

Letters of Transmittal

Regina, Saskatchewan

June 2021

To His Honour

The Honourable Russell B. Mirasty

Lieutenant Governor of Saskatchewan

Your Honour:

I have the honour to submit Volume 1 of the Public Accounts of the Government of Saskatchewan for the fiscal year ended March 31, 2021.

Respectfully submitted,

DONNA HARPAUER

Deputy Premier and

Minister of Finance

Regina, Saskatchewan

June 2021

The Honourable Donna Harpauer

Deputy Premier and

Minister of Finance

We have the honour to present Volume 1 of the Public Accounts of the Government of Saskatchewan for the fiscal year ended March 31, 2021.

Respectfully submitted,

RUPEN PANDYA	TERRY PATON
Deputy Minister of Finance	Provincial Comptroller

Government of Saskatchewan Public Accounts 2020-21  3

Introduction to the Public Accounts

Introduction to the Public Accounts

The 2020-21 Public Accounts of the Government of Saskatchewan (the Government) are prepared in accordance with the Financial Administration Act, 1993 and consist of two volumes. The Government is responsible for the integrity and objectivity of the information presented in these two volumes.

Volume 1

Financial Statement Discussion and Analysis provides users of the Government’s Summary Financial Statements with an overview of the Government’s performance by presenting comparative financial highlights and variance analysis. The information in the financial statement discussion and analysis should be read in conjunction with the Summary Financial Statements.

Summary Financial Statements provide an accounting of the full nature and extent of the financial affairs and resources of the Government. This includes the financial results of the General Revenue Fund, Crown corporations, boards and other entities controlled by the Government. A listing of all entities controlled by the Government, collectively referred to as the government reporting entity, is provided in schedule 18 of the Summary Financial Statements.

Volume 2

Volume 2 contains the following unaudited financial information:

•	General Revenue Fund schedules and details;
•	General Revenue Fund capital asset acquisitions schedule and details;
•	revolving fund expenditure details;
•	summary listing of payees who provided goods and services and capital assets of $50,000 or more to the General Revenue Fund and revolving funds during the fiscal year;
•	assets, liabilities and residual balances of pension plans and trust funds administered by the Government;
•	remissions of taxes and fees; and
•	road-use fuel tax accountability revenues and expenditures.

The Public Accounts, including the Compendiums, are available on the Government of Saskatchewan’s website.

The Compendium of Financial Statements contains the financial statements of various government agencies, boards, commissions, pension plans, special purpose funds and institutions, as well as Crown corporations which are accountable to Treasury Board.

The Compendium of Payee Details contains the payee details of all Summary Financial Statement entities, except Crown Investments Corporation of Saskatchewan and its subsidiaries.

In addition, the financial statements and payee details of Crown corporations and wholly-owned subsidiaries that are accountable to the Crown Investments Corporation of Saskatchewan (CIC) Board can be found on CIC’s website.

4  Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Financial Statement Discussion and Analysis

Financial Statement Discussion and Analysis

Highlights

Introduction

The Financial Statement Discussion and Analysis (FSD&A) provides an overview of the Government’s financial performance and information to report on the Government’s accountability for the resources entrusted to it. The FSD&A is intended to assist users of the Summary Financial Statements (SFS) in their assessment of the Government’s fiscal health. The Government is responsible for the integrity and objectivity of this discussion and analysis.

This information should be read in conjunction with the SFS which include the financial activities of all government-controlled entities, collectively referred to as the government reporting entity. A complete listing of the public sector entities included in the government reporting entity is provided in schedule 18 of the SFS.

Financial Results

The COVID-19 pandemic has significantly impacted the Government’s fiscal results for the year ended March 31, 2021, the first full year operating in a COVID-19 environment since the global pandemic was declared. This impact is attributed to the negative impact that the pandemic has had on the economy, the cost of health and safety measures taken and the provision of financial support. The Government reported a deficit of $1.13 billion, $808 million greater than the prior-year deficit but $1.30 billion less than budgeted.

Revenue was $363 million less than the prior year, largely due to significant decreases in taxation and non-renewable resources revenue as a result of the COVID-19 pandemic. A decline in economic activity and the public health restrictions caused a deterioration in consumption, corporation income and individual income taxes. Decreases in global commodity prices resulted in lower non-renewable resource revenue. These decreases were partially offset by an increase in net income from Government Business Enterprises (GBEs) and COVID-related increases in transfers from the federal government. Compared to budget, revenue was $875 million greater than expected due to favorable variances in net income from GBEs and transfers from the federal government. There was also higher-than-budgeted consumption tax revenue, oil and natural gas revenue and forestry fees, primarily due to higher-than-expected prices and demand. These favorable variances were partially offset by lower-than-expected corporate and individual income tax revenue and declines in potash and other non-renewable resource revenue.

Expenses for the year were $444 million greater than the prior year, primarily due to COVID-related health and safety spending and financial support programs provided by the Government. These increases were partially offset by a decrease in pension expense, primarily due to changes in actuarial assumptions, and decreases in crop insurance claims resulting from favorable crop conditions. Expenses were $424 million lower than budget, largely due to lower-than-budgeted crop insurance claims, partially offset by unbudgeted COVID-related expenses.

The Government continued to invest in the Province’s infrastructure, with significant investment in electricity generation, transmission and distribution assets, in communication networks as well as in investments through the Saskatchewan Capital Plan. The $2.47 billion capital investment during 2020-21 will provide stimulus funding to strengthen the economy, help the Government meet the challenges of a growing province and improve safety.

The Government’s overall financial position as at March 31, 2021 is an accumulated deficit of $1.37 billion.

Government of Saskatchewan Public Accounts 2020-21  7

Financial Statement Discussion and Analysis

Highlights

At a Glance

Financial Results

(millions of dollars)

				Increase (Decrease)
	2021		2020	from
					2020
	Budget	Actual	Actual	Budget	Actual

Revenue	13,649	14,524	14,887	875	(363)

Expense	16,075	15,651	15,206	(424)	444

Deficit	(2,426)	(1,127)	(319)	(1,299)	808

Net Debt	(15,122)	(13,683)	(12,289)	(1,439)	1,394

Accumulated Deficit	(2,617)	(1,368)	(191)	(1,250)	1,176

Totals may not add due to rounding.

8  Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Highlights

(Deficit) Surplus

The (deficit) surplus represents the amount by which (expense exceeds revenue) revenue exceeds expense for the fiscal period.

The 2020-21 SFS report a deficit of $1.13 billion, a $808 million increase over the $319 million deficit reported in the previous year. The year-over-year increase in deficit is mainly attributable to an overall increase in expenses and an overall decrease in revenues. Notable increases in expenses were experienced in the health, economic development and community development themes, partially offset by decreases in the education, general government and agriculture themes. Notable decreases in revenue include taxation and non-renewable resources revenue partially offset by increases in transfers from the federal government and net income from government business enterprises (GBEs).

Compared to the budget, the deficit is $1.30 billion lower than expected. The improvement over budget is mainly attributable to higher-than-budgeted revenue and lower-than-budgeted expenses. All revenue categories were greater-than-budgeted except for taxation. Lower-than-budgeted agriculture, environment and natural resources and education expenses were partially offset by greater-than-budgeted health expenses.

Accumulated (Deficit) Surplus

An accumulated (deficit) surplus represents the government’s reported net economic (shortfall) resources. An accumulated (deficit) surplus indicates that a government (requires) has additional resources to provide future services.

At March 31, 2021, the Government reported an accumulated deficit of $1.37 billion, a $1.18 billion increase from the previous year’s accumulated deficit. The accumulated deficit is $1.25 billion lower than budgeted. The increase over the prior year was mainly due to the $1.13 billion deficit. The decrease from budget was mainly the result of the lower-than-budgeted deficit.

Government of Saskatchewan Public Accounts 2020-21  9

Financial Statement Discussion and Analysis

Highlights

Net Debt

Net debt provides a measure of the future revenue that is required to pay for past transactions and events.

The net debt reported in the SFS at March 31, 2021 is $13.68 billion, an increase of $1.39 billion over the prior year. The year-over-year increase in net debt is primarily due to the deficit reported in the current year.

Net debt is $1.44 billion less than budgeted, primarily due to the lower-than-expected deficit reported in the current year.

The net debt of the SFS is:

•	the accumulated (deficit) surplus, representing the extent to which past (expenses) revenues have exceeded past (revenue) expenses; and
•	the investment in non-financial assets, primarily representing the Government’s investment in highways and educational and health care facilities.

 Net Debt Components

(millions of dollars)
	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021

Accumulated (deficit) surplus	2,617	2,449	3,469	3,074	1,495	372	176	155	(191)	(1,368)
Investment in non-financial assets	(7,161)	(7,558)	(8,085)	(8,626)	(9,394)	(10,564)	(11,464)	(11,984)	(12,098)	(12,315)
Net Debt	(4,543)	(5,109)	(4,615)	(5,552)	(7,899)	(10,192)	(11,288)	(11,829)	(12,289)	(13,683)

Totals may not add due to rounding.

10  Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Highlights

Investment in Infrastructure

The Government invests in infrastructure by:

•	investing in government-owned capital; and
•	providing transfers to third parties, including municipalities and universities, for capital purposes.

During 2020-21, the Government invested $2.04 billion in government-owned infrastructure: $1.20 billion for government business enterprises (GBEs) to build new and maintain existing infrastructure; and $837 million to meet the capital requirements of government service organizations (GSOs). In addition, $426 million was provided to third parties to fund their capital needs.

Investment in government-owned infrastructure was down from the average of the previous nine years of $2.83 billion and was $725 million less than budgeted.

Impact of COVID-19 Pandemic

The COVID-19 pandemic has significantly impacted the Government’s fiscal results for the year ended March 31, 2021, the first full year operating in a COVID-19 environment since the global pandemic was declared. This impact is attributed to the negative impact that the pandemic has had on the economy, the cost of health and safety measures taken and the provision of financial support.

The negative impact the pandemic has had on the economy had the greatest impact on the Province’s fiscal results and includes:

•	a decline in revenue, notably taxation and non-renewable resources; and
•	stimulus spending in the form of infrastructure funding, rebates and tax credits to aid economic recovery.

Health and safety measures, with assistance from the federal government, were implemented. The measures taken:

•	provided testing and contact tracing;
•	supplied personal protective equipment;
•	delivered vaccines;
•	addressed health care system capacity shortages;
•	provided support for a safe return to classrooms;
•	controlled and prevented infections in vulnerable populations;
•	supported municipalities in their response to COVID-19; and
•	imposed public health orders and closures.

Financial support programs were delivered to sectors most impacted by pandemic-related public health orders and closures, including the:

•	Saskatchewan small business emergency payment program;
•	emergency pandemic response gaming partner grants;
•	small business tax rate reduction;
•	Saskatchewan tourism sector support program;
•	oil and gas sector tax relief; and
•	self-isolation support program.

Government of Saskatchewan Public Accounts 2020-21  11

Financial Statement Discussion and Analysis

Highlights

Impact of COVID-19 Pandemic (continued)

Financial support programs, with assistance from the federal government, were delivered including the:

•	Saskatchewan temporary wage supplement program; and
•	Canada emergency commercial rent assistance.

The unprecedented and evolving nature of the COVID-19 pandemic continues to provide a level of uncertainty in the Government’s financial position and operating results.

Credit Rating

Credit Ratings – March 2021	The Province obtains a credit rating
from the three major credit rating
agencies: Moody’s Investors Service
Inc.; Standard & Poor’s; and the
DBRS Morningstar. Overall,
Saskatchewan’s credit rating from the
three major credit rating agencies
ranks second highest among the
Canadian provinces.
Rating Agency[1]
Jurisdiction	Moody’s Investors Service Inc.	Standard & Poor’s	DBRS Morningstar
British Columbia	Aaa	AAA (neg)	AA (high)
Alberta	Aa3	A+ (neg)	AA (low) (neg)
Saskatchewan	Aaa (neg)	AA	AA (low)
Manitoba	Aa2	A+	A (high)
Ontario	Aa3	A+	AA (low)
Quebec	Aa2	AA-	AA (low)
New Brunswick	Aa2	A+	A (high)
Nova Scotia	Aa2	AA-	A (high)
Prince Edward Island	Aa2	A	A
Newfoundland & Labrador	A1 (neg)	A (neg)	A (low) (neg)
Ratings reflect the latest credit ratings available at March 31, 2021.

[1]

The rating agencies assign letter ratings to borrowers. The major A bracket categories, in descending order of credit quality, are: AAA/Aaa; AA/Aa; A. The ‘1’, ‘2’, ‘3’, ‘high’, ‘low’, ‘-’, and ‘+’ modifiers show relative standing within the major categories with (pos)/(neg) representing a positive/negative outlook or trend. For example, AAA exceeds AA, Aa1 exceeds Aa2 and AA exceeds AA-.

12  Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Assessment of Fiscal Health

A government’s fiscal management can be gauged through an assessment of its fiscal health in the context of the overall economic and financial environment. Fiscal health describes a government’s ability to meet its existing financial obligations, both with respect to its service commitments to the public and its financial commitments to creditors, employees and others. The assessment of the Government’s fiscal health considers the three elements of sustainability, flexibility and vulnerability on the basis of the following indicators:

Sustainability

•	Accumulated (deficit) surplus to the Province’s GDP
•	Net debt to the Province’s GDP
•	Net debt to total revenue
•	Net debt per capita

Flexibility

•	Financing charges to total revenue
•	Own-source revenue to the Province’s GDP

Vulnerability

•	Non-renewable resources revenue to total expense
•	Transfers from the federal government to total revenue
•	Foreign currency debt to net debt

Sustainability

Sustainability is the degree to which a government can maintain its existing level of spending and meet its existing debt obligations.

The relatively stable ratio from 2011-12 to 2014-15 indicates the Government’s overall fiscal policies over this period matched the rate of economic growth in the Province. The decrease in this ratio in 2015-16 and 2016-17 is mainly a result of market-driven variables, such as low oil prices. The return to relatively stable ratios from 2017-18 to 2019-20 reflects the revenue stability and cost control measures introduced in the 2017-18 budget. A decline in this ratio in 2020-21 is primarily due to the adverse effect of the COVID-19 pandemic on government operations and the economy, negatively impacting both the accumulated deficit and the Province’s GDP.

The accumulated (deficit) surplus measures the sum of all current and prior years’ operating results. Gross domestic product (GDP) is a measure of the value of the goods and services produced during a year, indicating the size of the provincial economy. GDP reflects the latest figures available for the current and prior years based on the data produced by Statistics Canada. The indicator takes a long-term view of government finances. The trend of accumulated (deficit) surplus as a percentage of GDP indicates whether the accumulated (deficit) surplus is changing faster or slower than the growth or decline in the economy and provides insight into the Government’s fiscal strategy in the context of the economy.

Government of Saskatchewan Public Accounts 2020-21  13

Financial Statement Discussion and Analysis

Assessment of Fiscal Health

Sustainability (continued)

Net debt is the difference between a government’s financial assets and liabilities and represents the future revenue that is required to pay for past transactions and events. Net debt as a percentage of the Province’s GDP provides a measure of the level of financial demands placed on the economy by the Government’s spending and taxation policies. A lower net debt to GDP ratio is desired and indicates higher sustainability.

The relatively stable ratio from 2011-12 to 2014-15 indicates the Government’s overall fiscal policies over this period of time were sustainable to the extent that the rate of economic growth in the Province matched the growth in net debt. The rise in this ratio in 2015-16 and 2016-17 is mainly a result of market-driven variables, such as low oil prices, together with the Government’s continued investment in infrastructure. The return to relatively stable ratios from 2017-18 to 2019-20 reflects the revenue stability measures introduced in the 2017-18 budget and a strengthening provincial economy over this period of time. A rise in this ratio in 2020-21 is primarily due to the adverse effect of the COVID-19 pandemic on government operations and the economy, negatively impacting both net debt and the Province’s GDP.

Another measure of a government’s sustainability is net debt as a percentage of total revenue. Net debt provides a measure of the future revenue that is required to pay for past transactions and events. A lower net debt to revenue ratio indicates higher sustainability, as less time is required to eliminate net debt.

Over the last ten years, the Government’s net debt as a percentage of total revenue has increased from 33.4 per cent in 2011-12 to 94.2 per cent in 2020-21. The overall increase in this ratio during this period is primarily the result of the Government’s significant investment in capital. The fall in revenue tied to low oil and potash prices in 2015-16 and 2016-17 increased this upward trend, however, responsible spending, efforts to reduce reliance on non-renewable resource revenues as well as more favorable resource revenues has slowed this upward trend in recent years. A rise in this ratio in 2020-21 is primarily due the adverse effect of the COVID-19 pandemic on government operations and the economy, negatively impacting both net debt and total revenues.

14  Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Assessment of Fiscal Health

Sustainability (continued)

Net debt per capita represents the net debt attributable to each Saskatchewan resident. An increase in this ratio indicates the debt burden per resident has grown.	The overall increase in this ratio over the last ten years is a result of an increase in net debt that exceeds the growth in the Province’s population over the same period. The rise in this ratio from 2014-15 to 2016-17 indicates that the annual increase in the Province’s population in those years was proportionately lower than the increase in net debt over the same period. The $4.64 billion increase in net debt over this period was mainly a result of market-driven variables, such as low oil prices, together with the Government’s investment in infrastructure. The return to relatively stable ratios from 2017-18 to 2019-20 reflects the revenue stability measures introduced in the 2017-18 budget and a strengthening provincial economy over much this period. A rise in this ratio in 2020-21 is primarily due to the adverse effect of the COVID-19 pandemic on government operations and the economy, negatively impacting net debt.

Flexibility

Flexibility is the extent to which a government has room to manoeuver in terms of increasing its debt or tax burden on the economy.

A financing charges to total revenue ratio, often referred to as the interest bite, indicates the proportion of provincial revenue that is required to pay interest charges on general debt and therefore is not available to pay for essential public services and programs. A lower ratio means that there is more money available to provide government services.

Between 2011-12 and 2019-20, there was an overall decrease in the interest bite mainly due to increased revenue. A rise in this ratio in 2020-21 is due to both an increase in interest costs and a decrease in total revenue. Interest costs in the current year have increased primarily due to COVID-related borrowing. Total revenue has decreased primarily due to the adverse impact of the COVID-19 pandemic on the provincial economy. In 2020-21, the Government spent approximately 5.0 cents of each dollar of revenue on financing charges on general debt.

Government of Saskatchewan Public Accounts 2020-21  15

Financial Statement Discussion and Analysis

Assessment of Fiscal Health

Flexibility (continued)

This ratio measures the extent to which the Government is taking income out of the provincial economy, through taxation, non-renewable resources revenue or user fees. An increase in this ratio indicates that the Government’s own-source revenue is growing faster than the economy, reducing the Government’s flexibility to increase revenue without slowing the growth of the provincial economy.

Own source revenue as a percentage of GDP has remained relatively constant over the last ten years indicating that the Government has not significantly changed its demands on the provincial economy over this time. This ratio is almost constant, which indicates that the Government’s flexibility is relatively unchanged over the last ten years.

Vulnerability

Vulnerability is the extent to which a government is dependent on, or exposed to, risks associated with sources of funding outside its control.

Non-renewable resources revenue is affected by price and sales factors which are beyond a government’s direct control. Non-renewable resources revenue as a percentage of total expense is therefore an indicator of how vulnerable the Province is as a result of its dependence on non-renewable resources revenue to fund its expenses.

In Saskatchewan, non-renewable resources revenue is an important but volatile source of revenue. A higher than normal non-renewable resources revenue to total expense ratio typically means that there has been a windfall in non-renewable resources revenue, where prices and/or sales are at above-normal levels. Likewise, when the ratio is lower than normal, it typically represents a period of reduced prices or sales.

The overall increase in the indicator from 2016-17 to 2019-20 is a result of strengthening non-renewable resource revenue and favorable crop insurance claims and pension adjustments. A decline in this ratio in 2020-21 is primarily due to the adverse effect of the COVID-19 pandemic on the economy and government operations. The pandemic negatively impacted non-renewable resources revenue and resulted in an increase in total expenses.

16  Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Assessment of Fiscal Health

Vulnerability (continued)

In 2020-21, 21.6 per cent of the Government’s revenue came from transfers from the federal government with the remainder coming from Saskatchewan sources. Between 2011-12 and 2019-20, the Government’s ability to fund essential programs and services from own-source revenue has remained fairly stable with the exception of significant one-time infrastructure transfers from the federal government received during 2016-17. An increase in this ratio in 2020-21 is primarily due to the adverse impact of the COVID-19 pandemic on the economy and the resulting support received from the federal government.
The Government does not control the amount of federal transfers that it receives each year. Transfers from the federal government as a percentage of total revenue is therefore an indicator of the degree of vulnerability the Government has as a result of reliance on the federal government for revenue. Generally, a decreasing ratio indicates that a government is less reliant on federal transfers to fund its programs, making it less vulnerable.

Foreign Currency Debt to Net Debt

The ratio of foreign currency debt to net debt is an indicator of the degree of vulnerability a government has to currency rate fluctuations. Where the Government holds debt that is issued in foreign currencies it often uses cross-currency swaps, a hedging strategy, to effectively convert this debt to Canadian dollar debt. At March 31, 2021, this ratio is nil due to the Government’s hedging strategies. Over the last ten years, exposure to currency rate fluctuations on foreign currency debt has been minimal. Decreasing this exposure through the use of hedging activities mitigates the risk of debt and financing charges changing due to changes in foreign currency rates.

Government of Saskatchewan Public Accounts 2020-21  17

Financial Statement Discussion and Analysis

Details

Revenue

Total revenue was $14.52 billion in 2020-21, 21.6 per cent of which represents transfers from the federal government and the remaining 78.4 per cent own-source revenue.

* In 2020-21, key components of “other own-source revenue” include fees (8%), insurance (2%), investment income (1%), and transfers from other governments (1%).

18  Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Details

Revenue (continued)

*  In 2021 Actual, key components of “other own-source revenue” include fees ($1.18 billion), insurance ($274 million), investment income ($151 million), and transfers from other governments ($82 million).

Total revenue of $14.52 billion in 2020-21 represents a year-over-year decrease of $363 million, or 2.4 per cent. This decrease was a result of significant decreases in taxation and non-renewable resources revenue, partially offset by increases in transfers from the federal government and net income from Government Business Enterprises (GBEs).

Revenue was greater than budget by $875 million, or 6.4 per cent. There was an increase over budget in all but taxation revenue, with the most notable increases in net income from GBEs and transfers from the federal government.

Government of Saskatchewan Public Accounts 2020-21  19

Financial Statement Discussion and Analysis

Details

Revenue (continued)

* In 2021 Actual, key components of “other” include corporation income ($440 million) and tobacco ($204 million).	Taxation revenue was $6.88 billion in 2020-21, a decrease of $671 million, or 8.9 per cent, from 2019-20 and $321 million, or 4.5 per cent, from budget. The $671 million decrease from prior year was largely due to a decrease in corporation and individual income taxes, provincial sales tax and fuel tax. The $321 million budget shortfall is largely attributable to lower-than-expected corporation and individual income taxes, partially offset by greater-than-expected provincial sales tax revenue.

Individual income tax

The year-over-year and actual-to-budget decreases are primarily due to:

•	a deterioration in prior-year adjustment payments due to lower prior-year assessments; and
•	a decrease in current-year payments partly due to the October 2020 implementation of the Saskatchewan Home Renovation Tax Credit

Provincial sales tax

The year-over-year decrease is primarily due to:

•	a COVID-related deterioration in the sales tax base reflecting a decline in economic activity; and
•	a first-time reduction of sales tax on tangible capital asset acquisitions of certain public sector entities.

The actual-to-budget increase is primarily due to:

•	higher-than-budgeted retail sales activity, partially offset by;
•	an unbudgeted reduction of sales tax on tangible asset acquisitions of certain public sector entities.

Property tax

The year-over-year and actual-to-budget increases are primarily due to:

•	an increase in the property tax base.

Fuel tax

The year-over-year decrease is primarily due to:

•	a decline in consumption, particularly gasoline and diesel.

The decrease from budget is nominal.

Other tax (including corporation income, tobacco and other miscellaneous tax)

The year-over-year and actual-to-budget decreases are primarily due to:

•	a deterioration in corporate income tax revenue primarily due to an unbudgeted accrual of a liability related to prior year assessments, a decrease in current year payments and a temporary elimination of the small business tax effective October 2020;
•	year-over-year increase in cannabis excise tax, reflecting increased consumption; and
•	higher-than-budgeted liquor consumption tax due to higher-than-expected consumption.

20  Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Details

Revenue (continued)

In 2020-21, non-renewable resources revenue was $1.11 billion, a decrease of $643 million, or 36.7 per cent, over 2019-20 and a $110 million, or 11.1 per cent, increase when compared to budget. There was a year-over-year decrease in all non-renewable resources revenue categories with the most significant decreases in oil and natural gas, resource surcharge and potash. The increase from budget is largely attributable to greater-than-expected oil and natural gas revenue, partially offset by lower-than-expected potash and other non-renewable resources revenue.

Potash

The year-over-year and actual-to-budget decreases are primarily due to:

•	a decrease in the average mine netback price from $490 per K2O tonne in 2019-20 and $434 per K2O tonne at budget to $390 per K2O tonne in 2020-21.

    This decrease is partially offset by:

•	an increase in sales volume of 14.1 million K2O tonnes in 2020-21 compared to 12.7 million K2O tonnes in the prior year and 13.9 million K2O tonnes at budget.

Oil & natural gas

The year-over-year decrease is primarily due to:

•	a lower average Canadian dollar well-head oil price in Saskatchewan of $36.54 per barrel in 2020-21, compared to $52.54 per barrel in the prior year. This decrease in the average Canadian dollar well-head oil price is due to:

•	a lower average U.S. dollar West Texas Intermediate (WTI) oil price;

•	a higher average exchange rate; partially offset by

•	a lower average light-heavy oil blend differential.

•	a decline in oil production.

The actual-to-budget increase is primarily due to:

•	a greater-than-budgeted average Canadian dollar well-head oil price in Saskatchewan of $36.54 per barrel, compared to the $21.00 per barrel at budget. This increase is due to:

•	a higher-than-budgeted average U.S. dollar WTI oil price;

•	a lower-than-budgeted light-heavy oil blend differential; partially offset by

•	a higher-than-budgeted average exchange rate.

•	higher-than-budgeted oil production.

Resource surcharge

The year-over-year decrease is primarily due to:

•	a decrease from the oil and gas and potash sectors, largely reflecting lower oil and potash prices; and
•	a decrease from uranium sector primarily due to the impact of the Cigar Lake mine closures.

The actual-to-budget increase is primarily due to:

•	an increase from the oil and gas sector, mainly due to greater-than-expected WTI oil prices.

    This increase is partially offset by:

•	a decrease from the potash sector, mainly reflecting lower-than-budgeted average potash prices; and
•	a decrease from the uranium sector primarily due to the greater-than-budgeted impact of the Cigar Lake mine closures.

Government of Saskatchewan Public Accounts 2020-21  21

Financial Statement Discussion and Analysis

Details

Revenue (continued)

Other non-renewable resources (including crown land sales and other miscellaneous non-renewable resources)

The year-over-year and actual-to-budget decreases are primarily due to:

•	a decrease in uranium royalties primarily due to the impact of the Cigar Lake mine closures; and

•	a decrease in crown land sales due to a reduction in both hectares sold and the average price per hectare reflecting the impact of the pandemic on capital markets and the low oil price environment.

22  Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Details

Revenue (continued)

Net income from Government Business Enterprises (GBEs) was $1.28 billion in 2020-21, an increase of $423 million, or 49.4 per cent, over 2019-20 and $549 million, or 75.4 per cent, over budget. The increase over prior year was primarily due to an increase in insurance and financing sector. Better-than-expected net income in each of the GBE sectors contributed to the increase over budget.

Insurance and financing

The increase over prior year is primarily due to:

•	unprecedented investment returns resulting largely from a significant rebound in equity markets following the COVID-related market volatility experienced in March 2020;
•	an improvement in underwriting results for auto insurance in which there were fewer claims attributed to a reduction of vehicles on roads during the COVID-related economic slowdown; and
•	growth in premiums written.

These year-over-year increases are partially offset by:

•	a one-time rebate to the motoring public of Saskatchewan; and
•	an increase in other claims costs largely attributed to a catastrophic winter storm as well as COVID-related return-to-work barriers for injured workers that increased the average duration of wage-loss benefits.

The increase over budget is primarily due to:

•	better-than-anticipated investment income as budgets did not anticipated the magnitude of the equity market rebound following the initial market reaction to the declaration of a global pandemic; and

•	lower-than-expected auto claims related to fewer vehicles on the roads.

These increases over budget are partially offset by:

•	an unbudgeted rebate to the motoring public; and
•	higher-than-anticipated on-the-job injury claims mainly resulting from COVID-related return-to-work barriers.

Utility

The year-over-year increase is primarily due to:

•	an increased margin on natural gas sales resulting from favorable year-over-year market value adjustments;

•	improved telecommunication results associated with continued wireless adoption and wireline growth services reflecting a growing subscriber base with subscribers opting for services delivered over a fibre network;

•	extraordinary sales volumes in export electricity sales and trading resulting from winter storms that had widespread impacts on North American electricity markets; and

•	a favorable ruling by an arbitration panel in relation to a contractual dispute resulting in a cash award.

Government of Saskatchewan Public Accounts 2020-21  23

Financial Statement Discussion and Analysis

Details

Revenue (continued)

Utility (continued)

These year-over-year increases are partially offset by:

•	a net increase in fuel and purchased power costs resulting from higher fuel prices including the federal carbon charge, an unfavorable change in the fuel mix and cost savings associated with lower generation volumes;
•	lower electricity sales, particularly in the oilfield and commercial customer classes, largely offset by higher residential and farm consumption;
•	an increase in capital related costs for ongoing capital expenditure, particularly for electricity and gas generation, transmission and distribution assets as well as the expansion of the province’s fibre footprint; and
•	forgone revenue for customer relief programs in response to the COVID-19 pandemic.

The increase over budget is primarily due to:

•	higher-than-budgeted electricity sales, net of related costs, attributable to greater-than-expected demand for in-province and export sales;
•	greater-than-expected profits from the sale of wireless telecommunication equipment together with stronger-than-expected wireless growth;
•	an unbudgeted arbitral award resulting from a favorable ruling on a contractual dispute; and
•	higher-than-expected customer capital contributions related to the completion of capital projects during the year.

Liquor and gaming

The year-over-year decline is primarily a result of:

•	COVID-related public health measures including shutdowns of casinos and video lottery terminals (VLTs) over the course of the year.

These year-over-year decreases were partially offset by:

•	an increase in liquor sales over the prior year.

The increase over budget is primarily due to:

•	higher-than-expected liquor sales and VLT profits.

24  Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Details

Revenue (continued)

Other own-source revenue was $2.12 billion in 2020-21. The year-over-year decrease of $15 million, or 0.7 per cent, was primarily due to decreases in other revenue and fees, partially offset by an increase in investment income.

When compared to budget, other own-source revenue increased by $190 million, or 9.8 per cent, representing higher-than-expected fees and investment income.

Other own-source

The year-over-year and actual-to-budget changes are due to:

•	the impact of COVID-19 resulting in:

•	reduced ancillary and out-province/country healthcare fees as well as tuition fees related to restrictions on services;

•	less fines, forfeits and penalties revenue in the court system;

•	an increase in investment income in the public employees’ benefit plans primarily due to improvements in the current year market performance compared to the market volatility of the first quarter of 2020; and

•	additional revenue related to the donation of personal protective equipment.

•	a decrease in donations revenue, mainly due to the completion of the Jim Pattison Children’s Hospital in the prior year;

•	a decrease in motor vehicle fees;

•	an increase in forestry revenue reflecting increased demand and improved commodity prices;

•	an increase in bottle deposits revenue due to a lower percentage of containers returned for refunds; and

•	increased lottery profits.

The year-over-year decrease was additionally impacted by:

•	a decrease in gaming revenue due to COVID-related closure of gaming establishments;

•	a decrease in agricultural land sales; and

•	a decrease in immigration deposit forfeitures.

The increase over budget was additionally impacted by:

•	greater-than-budgeted increases in prior-year refunds and casual revenue;

•	unbudgeted revenue resulting from a delay in the transfer of the securities division in the Financial and Consumer Affairs Authority to a national regulator; and

•	higher-than-budgeted sinking fund earnings.

Government of Saskatchewan Public Accounts 2020-21  25

Financial Statement Discussion and Analysis

Details

Revenue (continued)

Federal transfers were $3.13 billion in 2020-21, an increase of $543 million, or 21.0 per cent, over 2019-20 and $346 million, or 12.4 per cent, when compared to budget. The year-over-year and actual-to-budget increases were mainly due to COVID-related funding.

Canadian Health Transfer

The year-over-year increase is primarily due to:

•	a legislated annual increase in the national allocation equal to the greater of 3 per cent and the three-year moving average of the Canadian nominal GDP growth rate with an adjustment for changes in Saskatchewan’s share of the national population.

The decrease from budget was nominal

Canadian Social Transfer

The year-over-year increase is primarily due to:

•	a legislated 3 per cent annual increase in the national allocation with an adjustment made for changes in Saskatchewan’s share of the national population.

The decrease from budget was nominal.

Other transfers from the federal government

The year-over-year and actual-to-budget increases are primarily due to:

•	COVID-related funding largely comprised of:

•	Saskatchewan’s share of the Safe Restart Agreement and Safe Return to Class Fund;
•	funding for the new Accelerated Site Closure Program for the reclamation of inactive oil wells. This funding was less than budgeted due to fewer-than-expected projects being completed; and

•	funding for the new Saskatchewan Temporary Wage Supplement program.
•	an increase in funding for various infrastructure programs. The year-over-year increase was primarily due to an increase in eligible expenditures under the Investing in Canada Infrastructure Program with 2020-21 being the first full year of the program. Despite the year-over-year increase, funding was less-than-budgeted due to slower-than-expected progress on projects;
•	an unbudgeted increase for the finalization of Saskatchewan’s claim under the federal Fiscal Stabilization Program related to the 2016-17 fiscal year;
•	a one-time supplement to the Workforce Development Agreement; and
•	a year-over-year increase in French language funding due to eligibility requirements being met in the current year.

These increases were partially offset by:

•	a year-over-year decrease due to one-time Gas Tax program funding received in the prior year;
•	a year-over-year decrease in federal disaster assistance funding;
•	a year-over-year decrease in AgriStability funding due to an improvement in crop prices and the movement of products. Despite the year-over-year decrease, funding was greater-than-budgeted; and
•	lower federal contributions to crop insurance premiums, as a result of a shift in crop mix and lower insured acres on the part of producer.

26  Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Details

Expense

Total expense was $15.65 billion in 2020-21, 61.4 per cent of which represents spending in the health and education sectors. The SFS report expense by theme and by object, or major type of expense such as salaries and benefits, transfers and operating costs

*

In 2020-21, key components of “other” include financing charges (5%), transportation (4%), agriculture (3%), economic development (3%), general government (2%) and environment and natural resources (2%).

Government of Saskatchewan Public Accounts 2020-21  27

Financial Statement Discussion and Analysis

Details

Expense (continued)

Total expense was $15.65 billion in 2020-21. This represents an increase of $444 million, or 2.9 per cent, over the prior year. The most notable increases were in the health, economic development and community development themes primarily due to COVID-related expenses.

The total expense reported in 2020-21 was $424 million, or 2.6 per cent, less than the budget. The decrease from budget was primarily due to lower-than-budgeted agriculture expenses, primarily due to favorable crop and harvest conditions.

*  In 2021 Actual, key components of “other” include financing charges ($721 million), transportation ($617 million), agriculture ($526 million), economic development ($478 million), general government ($379 million), and environment and natural resources ($255 million). The 2021 Budget for “other” includes a $200 million health and public safety contingency as a measure of prudence in the event of a possible resurgence of the COVID-19 pandemic. Actual expenses are presented within the themes to which they relate.

Health

The year-over-year and actual-to-budget increases are primarily due to:

•	COVID-related measures, partially from utilization of the Safe Restart Agreement, primarily comprised of:
•	incremental compensation for health care workers;
•	increased usage of medical, surgical and laboratory supplies;
•	purchases of minor equipment and leased space to accommodate and treat COVID patients;
•	equipment and software to support remote working conditions;
•	purchases of personal protective equipment;
•	cohorting and screening at long-term care homes; and
•	screening and testing services.

•	collective bargaining agreement increases to salaries and benefits;

•	additional staffing of physicians; and

•	additional spending on drugs due to increase in price and utilization.

These increases were partially offset by:

•	savings from COVID-related service slowdowns where there were temporarily lower utilization rates for certain services including out-of-province, physician and other hospital services.

28  Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Details

Expense (continued)

Education

The year-over-year decrease is primarily due to:

•	a decrease in pension costs for Teacher’s Superannuation Plan (TSP) due to gains arising from changes in actuarial assumptions, including higher interest rates.

This decrease was partially offset by:

•	COVID-related increases in expenses largely comprised of:
•	utilization of the Province’s share of the Safe Return to Class Fund, partially offset by operational savings resulting from temporary school closures; and
•	higher childcare support, primarily from the utilization of Safe Restart Agreement.

The decrease from budget is mainly attributed to:

•	lower-than-expected pension costs for TSP primarily due to gains arising from changes in actuarial assumptions, including higher-than-expected interest rates; and
•	unbudgeted savings as a result of temporary closures of K-12 schools and post-secondary institutions due to the COVID-19 pandemic.

Social services and assistance

The year-over-year increase is primarily due to:

•	increased spending in various disability and child and family programs to:
•	address emerging needs, changes in service levels and other enhancements for disability programs and services; and
•	address utilization pressures to create new group home spaces and provide other service enhancements for child and family services.

•	COVID-related costs associated with the hotel isolation program; and
•	increased social housing maintenance, utility and insurance premiums.

These increases were mostly offset by:

•	lower utilization of the Income Assistance programs resulting from uptake of federal COVID support programs.

The decrease from budget is primarily due to:

•	lower-than-expected income assistance utilization resulting from the uptake of federal COVID support programs; and
•	lower-than-budgeted social housing costs due to delayed and lower-than-expected uptake in housing projects.

These decreases were partially offset by:

•	unbudgeted COVID-related expenses primarily due to the hotel isolation program, child and family isolation spaces and expanded services for minors.

Protection of persons and property

The year-over-year and increase-over-budget is primarily due to:

•	COVID-related expenses primarily comprised of:
•	salary pressures and additional operating costs for custody and court services; and
•	personal protective equipment purchases.
•	a year-over-year increase for the RCMP for salary and operating increases, additional officers for First Nations communities and other service enhancements.

Community development

The year-over-year increase is primarily due to:

•	COVID-related expenses primarily comprised of:
•	funding for municipalities through the Municipal Economic Enhancement Program;
•	utilization of funding from the Safe Restart Agreement; and
•	Emergency Pandemic Support for First Nations and Métis organizations in response to the closure of gaming establishments.
•	increased funding through the Investing in Canada Infrastructure Program as 2020-21 was the first full year of this program; and
•	increased urban revenue sharing reflecting increases in provincial sales tax revenue in 2018- 19 over the previous year.

Government of Saskatchewan Public Accounts 2020-21  29

Financial Statement Discussion and Analysis

Details

Expense (continued)

Community development (continued)

These increases were partially offset by:

•	a decrease in First Nations Gaming Agreement transfer payments due to the suspension of the Agreement as a result of the closure of gaming establishments during COVID;
•	a decrease in Gas Tax Program funding to municipalities due to one-time additional funding provided by the federal government in the prior year; and
•	one-time funding provided to municipalities in the prior year to mitigate the impact of the phase out of coal-fired electricity.

The increase from budget is primarily due to:

•	the flow-through of municipal Safe Restart Agreement funding; and
•	increased spending under the New Building Canada Fund due to faster-than-expected progress on construction projects.

These increases from budget were partially offset by:

•	lower-than-budgeted spending under the Investing in Canada Infrastructure Program resulting from slower-than-expected progress on construction projects; and
•	lower-than-budgeted northern water and waste water system upgrade funding due to lower-than-expected costs and delays in residential and landfill projects.

Other expense themes (including financing charges, transportation, agriculture, economic development, general government, and environment and natural resources)

The year-over-year increase is primarily due to

•	COVID-related support measures largely comprised of:
•	the Saskatchewan Economic Recovery Rebate;
•	the Accelerated Site Closure Program spending for the reclamation of inactive wells;
•	the Small Business Emergency Payment Program;
•	the Saskatchewan Temporary Wage Supplement program; and
•	Saskatchewan tourism sector support.
•	increased funding provided for infrastructure through the Investing in Canada Infrastructure Program and capital stimulus funding to rural municipalities;
•	increases in financing charges largely tied to COVID-related borrowing, interest related to the completion of the Regina Bypass and higher interest rates for pension plans; and
•	the administration of the 2020 general election.

These increases were partially offset by:

•	a decrease in pension costs for the Public Service Superannuation Plan (PSSP) primarily due to prior year losses finished being amortized and new gains arising from changes in actuarial assumptions, including higher interest rates;
•	a decrease in crop insurance and wildlife damage claims due to favorable harvest conditions;
•	a decrease in AgriStability expenses due to better prices and movement of products; and
•	a recovery of a contaminated sites provision resulting from a change in measurement to align with industry practices and regulations.

The decrease from budget is primarily due to:

•	lower-than-budgeted crop insurance claims as current year crop conditions were better than the budgeted 10-year average;
•	a health and public safety contingency for which actual expenses are presented within the themes to which they relate;
•	lower-than-anticipated activity for the Accelerated Site Closure Program;
•	lower-than-expected pension costs for the PSSP primarily due to gains arising from changes in actuarial assumptions and plan experience differences; and
•	an unbudgeted recovery of a contaminated sites provision resulting from a change in measurement to align with industry practices and regulations.

These decreases from budget were partially offset by:

•	unbudgeted COVID-related support measures primarily comprised of:
•	the Saskatchewan Economic Recovery Rebate;
•	the Saskatchewan Temporary Wage Supplement program; and
•	support for the Saskatchewan tourism sector.
•	greater-than-expected highway winter maintenance costs and stimulus infrastructure spending on rural and urban highway connector roads, including capital grants to rural municipalities; and
•	higher-than-expected AgriStability expenses due to greater-than-expected prior year claim amounts.

30  Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Details

Expense (continued)

*	Transfers are provided to third parties for salaries, capital and other costs.
**	The key component of “other” is amortization of capital assets.

*	Transfers are provided to third parties for salaries, capital and other costs.
**	The key component of “other” is amortization of capital assets

The most significant change was a $375 million increase in transfers, primarily due to financial support provided to residents, businesses and municipalities to address the adverse impact of the COVID-19 pandemic.

*	Transfers are provided to third parties for salaries, capital and other costs.
**	The key component of “other” is amortization of capital assets.

Government of Saskatchewan Public Accounts 2020-21  31

Financial Statement Discussion and Analysis

Details

Expense (continued)

* In 2015-16, the inclusion of an additional three months of operations of certain GBEs contributed approximately $120 million to GBE financing charges.

Financing charges have increased in recent years mainly due to an increase in debt financing for the replacement of aging infrastructure as well as for the building of new capacity to meet the demands of the province’s growing population. The increase in 2020-21 is primarily due to COVID-related borrowing.

The average effective interest rate on gross debt during 2020-21 was 3.5 per cent (2019-20 - 3.9 per cent). Pension interest expense is a function of the unfunded pension liability and the interest rates that are based on the Government’s borrowing rates. The average effective interest rate on the unfunded pension liability during 2020-21 was 2.8 per cent (2019-20 - 2.5 per cent). Interest on P3 obligations, ranging from 3.1 to 3.5 per cent, reflects the Government’s cost of borrowing at the date the P3 contract was signed.

The Statement of Operations reports financing charges that the Government incurs related to its general debt, unfunded pension liability and obligations under long-term financing arrangements (P3 obligations) but does not include government business enterprise (GBE) financing charges. GBE financing charges are included in the net income from GBEs reported on the Statement of Operations and disclosed in schedule 3 of the SFS. For general debt, financing charges are determined by the amount of general debt and the interest rate attached to that debt.

32  Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Details

Financial Assets

Financial assets represent the amount of resources available to the Government that can be converted to cash to meet obligations or fund operations.

* At March 31, 2021, primarily accounts receivable ($1.75 billion), loans receivable ($504 million) and other investments ($411 million).

Liabilities

Liabilities represent the obligations the Government has to others arising from past transactions or events.

From 2016-17 to 2020-21, liabilities increased by $6.64 billion. This was primarily a result of a $6.58 billion increase in general debt.

More detailed information on the significant liabilities can be found in the pages following.

* At March 31, 2021, primarily accounts payable and accrued liabilities ($3.15 billion).

Government of Saskatchewan Public Accounts 2020-21  33

Financial Statement Discussion and Analysis

Details

Liabilities (continued)

At March 31, 2021, the SFS report general debt of $14.48 billion and GBE specific debt of $9.10 billion. General debt, after several years of little change, has increased over the past six years. Until 2020-21, these increases have helped to finance the replacement of aging infrastructure as well as building new capacity to meet the demands of a growing population in the Province. This year, the increase was primarily attributable to borrowing to cover COVID-related revenue shortfalls, economic stimulus spending and incremental expenses.
Public debt consists of gross debt net of sinking funds and includes:

•  general debt, which is:

•   debt issued by the General Revenue Fund (GRF) and other government service organizations (GSOs); and

•   debt issued by the GRF and subsequently loaned to government business enterprises (GBEs); and

•  GBE specific debt, which is debt issued by GBEs or debt issued by the GRF specifically on behalf of GBEs where the Government expects to realize the receivables from the GBEs and settle the external debt simultaneously.

The general debt on the Statement of Financial Position does not include GBE specific debt. GBE specific debt is included in the Investment in GBEs reported on the Statement of Financial Position and disclosed in schedule 8 of the SFS.

At March 31, 2021, the SFS report pension liabilities of $6.58 billion, an increase of $260 million since 2011-12. This increase represents the amount by which pension costs, including interest on the pension liabilities and actuarial adjustments, exceed payments to the pension plans and retirees. It is primarily a result of a decline in interest rates over the same period of time, where small fluctuations in interest rates have a significant impact on the pension liability. Since 2015-16, the pension liability has decreased by $1.34 billion as payments have begun to exceed the pension costs.

Pension liabilities represent the future obligations for the Government’s defined benefit pension plans. The pension liability fluctuates with changes in actuarial assumptions such as interest rates and life expectancy. The Government limited its pension exposure over 40 years ago when it closed the main defined benefit plans to new members and introduced defined contribution plans. There is no liability exposure for the Government under defined contribution plans.

34  Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Details

Liabilities (continued)

Obligations under long-term financing arrangements represent the Government’s liability for public private partnerships (P3s). P3 obligations increase as the related assets are built (percentage of completion basis), and are reduced as payments are made to the P3 partner.

The Government has been party to four P3 arrangements (as disclosed in schedule 10 of the SFS). At March 31, 2021, all four P3 projects are complete and operational

Non-Financial Assets

Non-financial assets typically represent resources that the Government can use to provide services in the future. Non-financial assets primarily consist of capital assets but also include inventories held for consumption and prepaid expenses.

The Statement of Financial Position reports a net book value of capital assets recognized by government service organizations (GSOs) of $12.02 billion and does not include the capital assets recognized by government business enterprises (GBEs). Capital assets recognized by GBEs total $15.91 billion at March 31, 2021 and are included in the investment in GBEs reported on the Statement of Financial Position and disclosed in schedule 3 of the SFS. The net book value represents the original cost of capital assets net of accumulated amortization, disposals and write-downs in value

The net book value of capital assets recognized by the Government has steadily increased over the last five years indicating that the Government has been acquiring new or replacing existing capital assets.

Acquisition of capital assets in 2020-21 was $2.04 billion, $1.20 billion acquired by GBEs and $837 million by GSOs. The investment in capital assets made by GSOs was primarily in the transportation, health and education sectors mainly for road, bridge and water management assets ($445 million) and land, buildings and improvements ($178 million). The GBEs continued to replace aging infrastructure and invest in capital projects to meet the demand for growth, and improve safety.

Government of Saskatchewan Public Accounts 2020-21  35

Financial Statement Discussion and Analysis

Details

Cash Flow

The Statement of Cash Flow reports on the sources and uses of cash and temporary investments during the year. During the year, the Government’s overall cash position increased by $126 million, from $2.74 billion in 2019-20 to $2.86 billion in 2020-21.

The primary source of cash was $6.83 billion from taxation. Another significant source of cash was $3.57 billion from transfers from the Federal Government.

The most significant use of cash was $7.40 billion for salaries and benefits largely for frontline service providers in the health and education sectors. Another significant use of cash was $4.96 billion for transfers.

36  Government of Saskatchewan Public Accounts 2020-21

Financial Statement Discussion and Analysis

Risks and Uncertainties

The Government is subject to risks and uncertainties that arise from variables which the Government cannot directly control. These risks and uncertainties include:

•  changes in economic factors such as economic growth or decline, commodity and non-renewable resource prices, inflation, interest rates, marketplace competition, trade barriers, population change, personal income and retail sales;

•  exposure to interest rate risk, foreign exchange rate risk, price risk, credit risk and liquidity risk (see note 3 of the SFS);

•  changes in transfers from the federal government;

•  utilization of government services, such as insurance, health care and social services;

•  volatility in the pension liability due to external factors such as interest rates and actuarially determined assumptions of future events;

•  other unforeseen developments including unusual weather patterns and natural and other disasters;

•  criminal or malicious attacks, both cyber and physical in nature, potentially resulting in business interruption, privacy breach and loss of, or damage to, information, facilities and equipment;

•  identification and quantification of environmental liabilities;

•  supply chain disruptions and other factors that could hinder the safe delivery of products and services;

•  outcomes from litigation, arbitration and negotiations with third parties;

•  changes in reported results where actual experience may differ from initial estimates as discussed in note 2 of the SFS; and

•  changes in accounting standards.

Recognizing that Saskatchewan is reliant on the revenue from non-renewable resources and that the Province’s financial results can be influenced by other external factors, the Government takes a prudent approach in developing its budget assumptions for macroeconomic variables and non-renewable resources prices. The Government uses a number of forecasts from national forecasting agencies and banks, private industry and private sector analysts when developing the underlying assumptions for fiscal forecasts both on budget day and throughout the fiscal year.

The fiscal impact of changes in the underlying economic assumptions, including non-renewable resources prices, are estimated on a regular basis to quantify the risk associated with each forecast assumption. By understanding the size of the risk inherent in the fiscal projections, the Government is better able to make sound financial decisions.

Finally, for the Government to meet its challenges of growth and remain competitive where it operates in a competitive environment, attention is directed towards maintaining and investing in the Province’s infrastructure to support the steady growth the Province has been experiencing and to allow for continued growth in the future.

The COVID-19 pandemic has caused material disruption to businesses and has resulted in an economic slowdown. COVID-19 increases the risks and uncertainties to the Government’s financial position and operations.

Government of Saskatchewan Public Accounts 2020-21  37

Summary Financial Statements

Responsibility for the Summary Financial Statements

The Government is responsible for the Summary Financial Statements. The Government maintains a system of accounting and administrative controls to ensure that accurate and reliable financial statements are prepared and to obtain reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are maintained.

The Provincial Comptroller prepares these statements in accordance with generally accepted accounting principles for the public sector, using the Government’s best estimates and judgement when appropriate. He uses information from the accounts of the General Revenue Fund, Crown corporations and other government organizations to prepare these statements.

The Provincial Auditor expresses an independent opinion on these statements. Her report, which appears on the following page, provides the scope of her audit and states her opinion.

Treasury Board approves the Summary Financial Statements. The statements are tabled in the Legislative Assembly as part of the Public Accounts and referred to the Standing Committee on Public Accounts for review.

On behalf of the Government of the Province of Saskatchewan.

DONNA HARPAUER

Deputy Premier and

Minister of Finance

RUPEN PANDYA

Deputy Minister of Finance

TERRY PATON

Provincial Comptroller

Regina, Saskatchewan

June 2021

Government of Saskatchewan Public Accounts 2020-21  41

Summary Financial Statements

Independent Auditor’s Report

To the Members of the Legislative Assembly of Saskatchewan

Opinion

We have audited the consolidated financial statements of the Government of Saskatchewan, which comprise the Statement of Financial Position as at March 31, 2021, and the Statements of Operations, Accumulated Deficit, Change in Net Debt, and Cash Flow for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Government of Saskatchewan as at March 31, 2021, and the consolidated results of its operations, the consolidated changes in its net debt, and its consolidated cash flows for the year then ended in accordance with Canadian public sector accounting standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Government of Saskatchewan in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises the information included in Public Accounts 2020-21 Volume 1 Summary Financial Statements, but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or any knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian public sector accounting standards for Treasury Board’s approval, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Government of Saskatchewan’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Government of Saskatchewan either intends to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Government of Saskatchewan’s financial reporting process.

Government of Saskatchewan Public Accounts 2020-21  43

Summary Financial Statements

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Government of Saskatchewan’s internal control.

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Government of Saskatchewan’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Government of Saskatchewan to cease to continue as a going concern.

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Government of Saskatchewan to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the consolidated financial statement audit. We are solely responsible for the auditor’s opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control identified during the audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Regina, Saskatchewan	JUDY FERGUSON, FCPA, FCA
June 17, 2021	Provincial Auditor
Office of the Provincial Auditor

44  Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Statement of Financial Position

As at March 31, 2021

(thousands of dollars)

	2021	2020

Financial Assets
Cash and temporary investments (note 4 )	2,862,621	2,736,481
Accounts receivable (schedule 1 )	1,754,866	1,665,500
Loans receivable (schedule 2 )	503,773	469,177
Investment in government business enterprises (schedule 3 )	7,466,716	6,840,053
Other investments (schedule 4 )	410,731	388,231
Other financial assets	4,895	4,903

Total Financial Assets	13,003,602	12,104,345

Liabilities
Accounts payable and accrued liabilities (schedule 5 )	3,148,937	3,003,392
Unearned revenue (schedule 6 )	527,204	179,700
Pension liabilities (note 5 )(schedule 7 )	6,575,845	7,152,321
General debt (schedule 8 )	14,481,477	12,199,259
Obligations under long-term financing arrangements (schedule 10 )	1,440,677	1,472,341
Other liabilities (schedule 11 )	512,154	386,213

Total Liabilities	26,686,294	24,393,226

Net Debt	(13,682,692)	(12,288,881)

Non-Financial Assets
Tangible capital assets (schedule 12 )	12,017,273	11,858,796
Inventories held for consumption	236,787	182,904
Prepaid expenses	60,991	55,864

Total Non-Financial Assets	12,315,051	12,097,564

Accumulated Deficit	(1,367,641)	(191,317)

Contractual	rights (note 7 )
Contingent	assets (note 8 )
Contractual	obligations (note 9 )
Contingent	liabilities (note 10 )

The accompanying notes and schedules are an integral part of these financial statements.

Government of Saskatchewan Public Accounts 2020-21  45

Summary Financial Statements

Statement of Operations

For the Year Ended March 31, 2021

(thousands of dollars)

	2021		2020

	Budget[1]	Actual	Actual

Revenue
Taxation	7,202,800	6,881,974	7,553,272
Non-renewable resources	997,400	1,107,774	1,750,298
Net income from government business enterprises (schedule 3 )	728,800	1,278,141	855,369
Other own-source	1,933,100	2,122,951	2,138,392
Transfers from the federal government	2,786,600	3,133,069	2,589,806

Total Revenue (schedule 13 )	13,648,700	14,523,909	14,887,137

Expense
Health	6,176,300	6,338,063	6,051,358
Education	3,361,900	3,276,875	3,501,562
Social services and assistance	1,490,300	1,448,377	1,436,348
Protection of persons and property	806,500	819,709	787,087
Community development	762,800	792,587	641,435
Financing charges (schedule 15 )	718,200	720,829	674,967
Transportation	585,800	616,853	545,491
Agriculture	798,800	525,934	633,037
Economic development	389,800	477,746	232,560
General government	421,900	379,395	505,918
Environment and natural resources	362,400	254,574	196,699
Health and public safety contingency[1]	200,000	-	-

Total Expense (schedule 14 )	16,074,700	15,650,942	15,206,462
Deficit	(2,426,000)	(1,127,033)	(319,325)

[1]

Budget figures, as presented in the 2020-21 Saskatchewan Provincial Budget, include a health and public safety contingency as a measure of prudence in the event of a possible resurgence of the COVID-19 pandemic. Actual expenses are presented within the themes to which they relate.

The accompanying notes and schedules are an integral part of these financial statements.

46  Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Statement of Accumulated Deficit

For the Year Ended March 31, 2021

(thousands of dollars)

	2021		2020

	Budget	Actual	Actual

Accumulated (deficit) surplus, beginning of year	(191,317)	(191,317)	154,752
Adjustment to accumulated (deficit) surplus ( note 11 )	-	(32,392)	(94,269)
Deficit	(2,426,000)	(1,127,033)	(319,325)
Other comprehensive (loss) income (schedule 3 )	-	(16,899)	67,525
Accumulated Deficit, End of Year	(2,617,317)	(1,367,641)	(191,317)

Statement of Change in Net Debt

For the Year Ended March 31, 2021

(thousands of dollars)

	2021		2020

	Budget	Actual	Actual

Deficit	(2,426,000)	(1,127,033)	(319,325)
Tangible Capital Assets (schedule 12 )
Acquisitions	(1,044,200)	(837,101)	(843,024)
Amortization	637,300	630,206	597,072
Disposals	-	8,350	11,828
Write-downs	-	6,676	11,501
Adjustments	-	33,392	119,949
Net acquisition of tangible capital assets	(406,900)	(158,477)	(102,674)
Net acquisition of other non-financial assets	-	(59,010)	(11,265)

Increase in net debt from operations	(2,832,900)	(1,344,520)	(433,264)
Adjustment to accumulated (deficit) surplus ( note 11 )	-	(32,392)	(94,269)
Other comprehensive (loss) income (schedule 3 )	-	(16,899)	67,525

Increase in net debt	(2,832,900)	(1,393,811)	(460,008)
Net debt, beginning of year	(12,288,881)	(12,288,881)	(11,828,873)
Net Debt, End of Year	(15,121,781)	(13,682,692)	(12,288,881)

The accompanying notes and schedules are an integral part of these financial statements.

Government of Saskatchewan Public Accounts 2020-21  47

Summary Financial Statements

Statement of Cash Flow

For the Year Ended March 31, 2021

(thousands of dollars)

	2021	2020

Operating Activities
Deficit	(1,127,033)	(319,325)
Non-cash items included in the deficit
Net income from government business enterprises (schedule 3 )	(1,278,141)	(855,369)
Other non-cash items included in the deficit (schedule 17 )	580,321	635,002
Net change in non-cash operating activities (schedule 17 )	(115,558)	(101,994)
Dividends received from government business enterprises (schedule 3 )	638,579	698,185
Cash (Used for) Provided by Operating Activities	(1,301,832)	56,499

Capital Activities
Acquisition of tangible capital assets (schedule 12 )	(837,101)	(843,024)
Proceeds on disposal of tangible capital assets	8,366	17,904
Cash Used for Capital Activities	(828,735)	(825,120)

Investing Activities
Net increase in loans receivable	(42,541)	(33,492)
(Increase in) repayment of equity advances to government business enterprises	(4,000)	33,000
Acquisition of other investments	(57,335)	(50,390)
Disposition of other investments	74,343	117,039
Sinking fund contributions for general debt (schedule 9 )	(165,084)	(145,873)
Sinking fund redemptions for general debt (schedule 9 )	320,924	71,920
Cash Provided by (Used for) Investing Activities	126,307	(7,796)

Financing Activities
Proceeds from general debt	3,542,792	1,431,267
Repayment of general debt	(1,366,433)	(159,942)
Decrease in obligations under long-term financing arrangements (schedule 10)	(31,664)	(526,540)
(Decrease) increase in other liabilities[1]	(14,295)	3,575
Cash Provided by Financing Activities	2,130,400	748,360
Increase (decrease) in cash and temporary investments	126,140	(28,057)
Cash and temporary investments, beginning of year	2,736,481	2,764,538
Cash and Temporary Investments, End of Year	2,862,621	2,736,481

[1]	Excludes the changes in unamortized debt related costs, which are classified as operating activities.

The accompanying notes and schedules are an integral part of these financial statements.

48  Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Notes to the Financial Statements

As at March 31, 2021

1. Significant Accounting Policies

Basis of accounting

These Summary financial statements are prepared in accordance with Canadian public sector accounting standards issued by the Public Sector Accounting Board.

Government reporting entity

The government reporting entity consists of public sector entities (entities), which include government service organizations, government business enterprises and partnerships.

Government service organizations and government business enterprises are entities controlled by the Government. Controlled entities that are self-sufficient and have the financial and operating authority to sell goods and services to individuals and other organizations outside the government reporting entity as their principal activity are classified as government business enterprises. All other controlled entities are government service organizations.

A partnership exists when the Government has entered into a contractual arrangement with one or more partners outside the government reporting entity where these partners share control of governance decisions and, on an equitable basis, share the significant risks and benefits associated with operating the partnership.

A listing of the entities included in the government reporting entity is provided in schedule 18. Unless otherwise noted, the financial activities of all subsidiaries of these entities have also been included.

Trust funds

Trust funds consist of property conveyed or assigned to the Government, as trustee, by agreement or statute to administer on behalf of beneficiaries. Because trust funds are administered but not controlled by the Government, the funds are excluded from the government reporting entity and disclosed in note 6.

Method of consolidation

Government service organizations are consolidated after adjustment to a basis consistent with the accounting policies described in this note. Inter-entity balances and transactions, other than expensed provincial sales tax, are eliminated. Government service organizations in which a non-controlling interest exists are proportionately consolidated.

Government business enterprises are recorded using the modified equity method based on their results prepared in accordance with International Financial Reporting Standards. Using this method, the Government’s investment in government business enterprises, which is initially recorded at cost, is adjusted annually to include the Government’s proportionate share of net earnings or losses and certain other net equity changes of government business enterprises without adjustment to the accounting policies described in this note. With the exception of dividends and unrealized inter-entity gains and losses, inter-entity balances and transactions are not eliminated.

Partnerships are proportionately consolidated, at the ownership share disclosed in schedule 18, after adjustment to a basis consistent with the accounting policies described in this note. Inter-entity balances and transactions, other than expensed provincial sales tax, are eliminated.

Financial results of entities with fiscal year ends other than March 31 are adjusted for transactions occurring on or before March 31 that have a significant impact on these financial statements.

Specific accounting policies

Financial assets

Financial assets are assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations.

Temporary investments are recorded at the lower of cost or market.

Loans receivable are initially recorded at cost. Where there has been a loss in value that is other than a temporary decline, the loan is written down to recognize the loss.

Government of Saskatchewan Public Accounts 2020-21  49

Summary Financial Statements

Notes to the Financial Statements

1. Significant Accounting Policies (continued)

Other investments are recorded at cost, with the exception of pooled investment funds, which are recorded at market value. Investments recorded at cost are written down to market value when there is evidence of a permanent decline in value.

Other financial assets include inventories and other assets held for sale, which are valued at the lower of cost and net realizable value.

Liabilities

Liabilities are present obligations resulting from transactions and events occurring prior to year end, which will be satisfied in the future through the transfer or use of assets or another form of economic settlement. Contingencies, including loss provisions on guaranteed debt, are recorded when it is likely that a liability exists and the amount can be reasonably estimated.

Accounts payable and accrued liabilities primarily include obligations to pay for goods and services acquired prior to year end and to provide authorized transfers where eligibility criteria are met. Obligations for contaminated sites are recorded net of any expected recoveries, using the Government’s best estimate of the amount required to remediate sites for which the Government is either directly responsible or has accepted responsibility. Accrued salaries and benefits include other employee future benefits which are recognized in the period the employees provide service.

Pension liabilities are calculated using the projected benefit method prorated on services, except as otherwise disclosed in note 5. Pension plan assets are valued at market-related values. Changes in pension liabilities resulting from estimation adjustments due to experience gains and losses and changes in actuarial assumptions are amortized on a straight-line basis over the expected average remaining service life of the related employee group. Amortization commences in the year following the determination of the adjustment. Gains or losses resulting from plan amendments are recognized in the period of the plan amendment.

General debt, recorded at par, is debt issued by government service organizations and includes issued amounts subsequently transferred to government business enterprises. Government business enterprise specific debt, which is disclosed separately on schedule 8, is debt issued by, or specifically on behalf of, government business enterprises.

Debenture issues that require contributions to a sinking fund are recorded at principal less sinking fund balances. Premiums and discounts on long-term investments within these sinking funds are amortized on a constant yield basis.

Obligations under long-term financing arrangements, representing the Government’s liability for public private partnerships (P3s), are recorded on the percentage-of-completion basis over the period of construction of the P3 asset and reduced by progress and capital payments made to the P3 partner. The percentage of completion is applied to the nominal value of progress payments and the present value of future capital payments, discounted to the date the asset is available for use, using the Government’s borrowing rate for general debt at the time the agreement is signed.

Other liabilities include unamortized debt-related costs, which is comprised of premiums and discounts, debt issue costs and foreign exchange gains and losses. These costs are deferred and amortized on a straight-line basis over the remaining life of the debt issue.

Non-financial assets

Non-financial assets are acquired, constructed or developed assets that do not normally provide resources to discharge existing liabilities, but instead are normally employed to deliver government services, may be consumed and are not for sale in the normal course of operations. Non-financial assets are recorded at cost and expensed as they are consumed.

Inventories held for consumption are recorded at cost and are expensed as they are consumed. COVID-19 vaccines received from the federal government at no cost have not been reflected in these financial statements due to the measurement difficulty. During the year, the Government received 233 thousand COVID-19 vaccines and held 29 thousand in inventory at March 31, 2021.

Tangible capital assets include all amounts directly attributable to the acquisition, construction, development or betterment of the asset. During construction, these assets are recorded based on their percentage of completion and are disclosed as work in progress. Amortization is generally on a straight-line basis over the estimated useful life of the asset and commences when the asset is put in service. Intangible assets, items inherited by right of the Crown such as Crown lands, forests, water and mineral resources, works of art and historical treasures are not recognized as assets in these financial statements as an estimate of their future economic benefits cannot be reasonably and verifiably quantified.

50  Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Notes to the Financial Statements

1. Significant Accounting Policies (continued)

Tangible capital assets procured through P3s are valued at the total of the nominal value of progress payments made during or on completion of construction and the present value of the future capital payments, discounted to the date the asset is available for use, using the Government’s borrowing rate for general debt at the time the agreement is signed.

Revenue

Revenue, recorded on the accrual basis, represents economic resources earned by the Government from taxes and other sources that are used to deliver public services.

Taxation revenue is recognized when the tax has been authorized by the legislature and the taxable event occurs. The taxable event differs for each type of tax; for example, taxation revenue is recognized when taxpayers earn income, purchase products and services, or are in possession of real property. Tax concessions are recorded as a reduction in taxation revenue.

For individual and corporation income taxes, cash received from the federal government, adjusted for assessment data from the federal government when it provides a more reliable estimate, is used as the basis for recording the tax revenue.

Non-renewable resources revenue is recognized based on the production, sales or profits generated from the specific non-renewable resource. Oil and natural gas revenue is based primarily on price and production; resource surcharge revenue is based on sales volumes and prices; and potash revenue is based primarily on profits generated.

Transfers from the federal government are recognized as revenue in the period the transfer is authorized and eligibility criteria are met, except when and to the extent that the transfer stipulations give rise to an obligation that meets the definition of a liability. Transfers meeting the definition of a liability are recorded as unearned revenue and recognized as the stipulations are met.

Expense

Expenses, recorded on the accrual basis, represent the Government’s cost to deliver public services and are classified by theme in the Statement of Operations and by object in Schedule 14, while Schedule 16 discloses expense themes by object. Transfers are recognized as expenses in the period the transfer is authorized and eligibility criteria are met.

Expenses classified by theme, which are based on the major functional groupings of activities, are as follows:

The agriculture theme includes expenses to assist and improve the agriculture and food industry through development activities including research, education, regulation and investment in the sector as well as providing direct support to farmers through loans, income stabilization and insurance programs.

The community development theme includes expenses to maintain and develop engaged and vibrant communities, including financial assistance and infrastructure funding to local governments and other authorities, which in turn provide community services. Community development also includes funding directed to specific community services such as sport, culture, arts, and heritage that improve quality of life.

The economic development theme includes expenses to strengthen, expand and diversify Saskatchewan’s economy as well as to promote trade and growth in export markets. The expenses arise from activities such as research, marketing, product development, financing, financial assistance, technology and infrastructure. Economic development also includes the strategic management of Saskatchewan’s non-renewable resources to support future economic activity.

The education theme includes expenses to develop and maintain a quality prekindergarten through post-secondary education system which is designed to impart knowledge and information, including activities that support and encourage ongoing learning and the acquisition of specialized skills as well as providing supports to help students be successful.

The environment and natural resources theme includes expenses to protect and improve the quality of the environment through: the management of fish, wildlife, forests and land; recycling; and the prevention and clean-up of environmental hazards.

The financing charges theme includes expenses associated with general debt including interest, foreign exchange gains and losses, discounts and premiums, fees and commissions. It also includes financing costs related to pension and other employee future benefits liabilities, obligations under long-term financing arrangements such as public-private partnerships and capital lease obligations.

51  Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Notes to the Financial Statements

1. Significant Accounting Policies (continued)

The general government theme includes expenses for centralized government services including: government contributions to, and management of, employee benefit plans; property, vehicle and information technology management; the collection of government revenues; the formation of budgetary policy; the preparation and audit of the Government’s public accounts; and the constitutional, political and law enactment aspect of the Government.

The health theme includes expenses to support, maintain and restore the physical and mental health of Saskatchewan residents. Health expense primarily includes: the delivery of health services through acute, emergency, rehabilitative, long-term, community-based, and home-based care; cancer prevention, diagnosis and treatment programs; the prevention and control of infectious diseases; the subsidization of prescription drugs; and the education and promotion of healthy lifestyles.

The protection of persons and property theme includes expenses to promote and ensure the security, safety and protection of residents and property which is mainly achieved through a fair justice system, policing programs and supervision and rehabilitation services for offenders. Protection of persons and property also includes: services that promote, support and enforce safe work practices and employment standards; provincial emergency management through 911 services, public safety, disaster assistance and wildfire management; and victims’ services.

The social services and assistance theme includes expenses to provide financial assistance and services to individuals and families in need because of poverty, abuse, neglect and disability. This includes income support programs, accessible and safe housing, child protection services, adoption services and providing life’s needs to persons with intellectual disabilities.

The transportation theme includes expenses for the development, construction and maintenance of an integrated provincial transportation system using highways, rural roads, bridges, ferry crossings, airstrips and communication networks.

Schedule 18 identifies the entities included in each theme.

New accounting standards

A number of new and amended Canadian public sector accounting standards have been issued but not applied in preparing these financial statements. These standards will come into effect as follows:

PS 3450 Financial Instruments (effective April 1, 2022), a new standard establishing guidance on the recognition, measurement, presentation and disclosure of financial instruments, including derivatives.

PS 2601 Foreign Currency Translation (effective April 1, 2022), replaces PS 2600 with revised guidance on the recognition, presentation and disclosure of transactions that are denominated in a foreign currency.

PS 1201 Financial Statement Presentation (effective in the period PS 3450 and PS 2601 are adopted), replaces PS 1200 with revised general reporting principles and standards of presentation and disclosure in government financial statements.

PS 3041 Portfolio Investments (effective in the period PS 3450, PS 2601 and PS 1201 are adopted), replaces PS 3040 with revised guidance on accounting for, and presentation and disclosure of, portfolio investments.

PS 3280 Asset Retirement Obligations (effective April 1, 2022), a new standard establishing guidance on the recognition, measurement, presentation and disclosure of a liability for retirement of a tangible capital asset.

PS 3400 Revenue (effective April 1, 2023), a new standard establishing guidance on the recognition, measurement, presentation and disclosure of revenue.

PS 3160 Public Private Partnerships (effective April 1, 2023), a new standard establishing guidance on the recognition, measurement and disclosure of public private partnerships arrangements.

The Government plans to adopt these new and amended standards on the effective date and is currently analyzing the impact this will have on these financial statements.

52  Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Notes to the Financial Statements

2. Measurement Uncertainty

Uncertainty in the determination of the amount at which an item is recognized or disclosed in financial statements is known as measurement uncertainty. Such uncertainty exists when there is a variance between the recognized or disclosed amount and another reasonably possible amount.

Measurement uncertainty, disclosed in aggregate for government service organizations and government business enterprises, that may be material to these financial statements exists:

•

in pension liabilities of $6,773.5 million (2020 - $7,352.1 million), insurance claim obligations of $4,132.3 million (2020 - $3,943.7 million) and agricultural income stability program obligations of $80.4 million (2020 - $118.6 million) because actual experience may differ from actuarial or historical estimations;

•	in individual and corporation income taxation revenue of $2,903.5 million (2020 - $3,416.5 million) because final tax assessments may differ from initial economic estimates;
•

in environmental obligations of $719.9 million (2020 - $811.1 million), including the remediation of contaminated sites because the existence and extent of contamination and the timing and cost of remediation cannot be reliably estimated in all cases;

•	in oil and natural gas non-renewable resources revenue of $378.2 million (2020 - $667.8 million) because of price and production sensitivities in the royalty revenue structures;
•	in potash non-renewable resources revenue of $421.6 million (2020 - $554.4 million) because actual operating profits may differ from initial estimates;
•	in resource surcharge non-renewable resources revenue of $263.1 million (2020 - $413.3 million) because the final valuation of resource sales may differ from initial estimates;
•

in the Canada Health Transfer and Canada Social Transfer revenue of $1,761.7 million (2020 - $1,718.9 million) because of changes in economic and demographic conditions in the Province and the country;

•	in the value of certain investments of $1,222.0 million (2020 - $1,146.8 million) because these investments have no active market;
•	in the Provincial Disaster Assistance Program receivable of $223.4 million (2020 - $218.4 million) because actual settlement payments may differ from initial estimates; and
•	in unbilled utility revenue receivable of $123.0 million (2020 - $126.3 million) because actual usage may differ from estimated usage.

Measurement uncertainty is inherent but inestimable for many financial statement items. The impact of the COVID-19 pandemic adds an additional level of uncertainty for the measurement of certain amounts recorded in these financial statements, including the valuation of accounts receivable, loans receivable and certain investments. While best estimates are used for reporting items subject to measurement uncertainty, it is reasonably possible that changes in future conditions, occurring within one fiscal year, could require a material change in the amounts recognized or disclosed.

3. Risk Management of Investments and Debt

The Government, collectively through its government service organizations and government business enterprises, invests and borrows in both domestic and foreign capital markets. In doing so, the Government is exposed to five types of risk:

Interest rate risk is the risk of an unfavorable fluctuation in the Government’s investment income and financing charges due to changes in interest rates.

Foreign exchange rate risk is the risk that the Government’s investment income and financing charges will fluctuate unfavorably with a change in the value of the Canadian dollar relative to other currencies.

Price risk is the risk that the Government’s return on its investment portfolio will fluctuate unfavourably due to a decline in equity prices in Canadian and global markets.

Credit risk is the risk that the Government may incur a loss from the failure of another party to meet its obligations.

Liquidity risk is the risk that the Government will not be able to meet its financial commitments over the short term.

Investment Management

Interest rate risk, foreign exchange rate risk and price risk all contribute to market risk, or the risk that the fair value of the Government’s investments will decline because of changes in market prices. These risks are managed by establishing policies regarding quality and quantity for the asset mix of the Government’s investment portfolios. The chosen asset mix helps reduce the impact of market fluctuations by requiring investment in different asset classes and in both domestic and foreign markets.

Government of Saskatchewan Public Accounts 2020-21  53

Summary Financial Statements

Notes to the Financial Statements

3. Risk Management of Investments and Debt (continued)

Interest rate risk exists for the Government in its exposure to changes in interest rates in its fixed income investments such as bonds and debentures. This risk is managed by setting asset mix guidelines that limit the extent to which interest rates impact the market value of the Government’s fixed income investments. It is estimated that a one per cent increase in interest rates would increase the Government’s deficit by $140.0 million (2020 - $130.5 million).

Foreign exchange rate risk is managed by defining maximum limits on exchange rate sensitive assets, such as foreign equities, in investment portfolios. It is estimated that a ten per cent appreciation in the Canadian dollar relative to other currencies would result in a $258.8 million (2020 - $204.8 million) increase in the Government’s deficit.

Price risk, resulting from exposure to changes in equity prices, is managed by having geographically and industry diverse investment portfolios. In addition, the Government limits its investment concentration in any one investee or related group of investees to ten per cent of the investee’s share capital and ten per cent of the Government’s investment portfolio.

Credit risk is managed through an investment policy that limits investments to high credit quality (minimum rating is BBB for bonds and debentures and R-1 for short-term investments) as well as limits the maximum exposure with respect to any one issuer.

Debt Management

The Government manages its risks by maintaining a preference for fixed rate Canadian dollar denominated debt. Where market conditions dictate that other forms of debt are more attractive, the Government seeks opportunities to use derivative financial instruments to reduce these risks.

Interest rate risk is managed by issuing debt securities at predominantly fixed rates of interest rather than at floating rates of interest.

Floating-rate debt is defined as the sum of floating-rate debentures, short-term promissory notes and fixed-rate debt maturing within one year. The Government seeks opportunities to effectively convert floating-rate debt into fixed-rate debt through the use of interest rate swaps. The Government has interest rate swaps on a notional value of debt of $198.9 million (2020 - $52.3 million). At March 31, 2021, 89.2 per cent (2020 - 83.0 per cent) of the Government’s gross debt effectively carried a rate of interest that was fixed for greater than a one-year period.

Public debt includes floating-rate debt of $2,528.6 million (2020 - $4,038.0 million). A one percentage point increase in interest rates would have increased the deficit by $25.3 million (2020 - $40.4 million).

Foreign exchange rate risk is managed by maintaining a preference for issuing debt that is denominated in Canadian dollars. Where debt has been issued in foreign currencies, the Government seeks opportunities to effectively convert it into Canadian dollar debt through the use of cross-currency swaps. At March 31, 2021, 100.0 per cent (2020 - 100.0 per cent) of the Government’s gross debt is effectively denominated in Canadian dollars.

The following foreign denominated items have been hedged to Canadian dollars using cross-currency swaps:

•	debentures of 300.0 million U.S. dollars (2020 - 800.0 million U.S. dollars) fully hedged to $384.0 million Canadian (2020 - $1,017.8 million Canadian); and
•	debentures of 115.0 million Euros (2020 - nil) fully hedged to $179.8 million Canadian (2020 - nil).

During 2019-20, 225.0 million U.S. dollars were hedged to Canadian dollars at an exchange rate of 1.2172. In 2020-21 there were no foreign denominated interest payments on debentures.

In total, the Government has cross-currency swaps on a notional value of debt of $685.3 million (2020 - $1,291.7 million). The effectiveness of these hedges is assessed on an ongoing basis by monitoring the credit ratings of the counterparties to the hedges.

Credit risk for derivative financial instrument contracts is managed by dealing only with counterparties that have good credit ratings and by establishing limits on individual counterparty exposures and monitoring those exposures on a regular basis. At March 31, 2021, 95.2 per cent (2020 - 95.2 per cent) of the notional value of the Government’s derivative financial instrument contracts is held by counterparties with a Standard and Poor’s credit rating of A or better. The remaining counterparties held a Standard and Poor’s credit rating of BBB+ or better.

Liquidity risk is managed by distributing debt maturities over many years, maintaining sinking funds in which the investment maturities approximate that of the underlying long-term debt issues and maintaining adequate cash reserves and short-term borrowing programs as contingent sources of liquidity.

54  Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Notes to the Financial Statements

4. Cash and Temporary Investments

Temporary investments are $1,332.0 million (2020 - $1,701.9 million) and mature in less than one year. Due to the short-term nature of these investments, cost approximates market value. Cash and temporary investments includes $16.3 million (2020 - $16.4 million - restated) segregated as a result of restrictions in agreements with external parties.

5. Retirement Benefits

The Government sponsors several defined benefit pension plans and a defined contribution pension plan. The Government also participates in a joint defined benefit pension plan.

Defined benefit plans provide benefits based on length of service and pensionable earnings. A typical defined benefit plan provides pensions equal to 2.0 per cent of a member’s average five years’ highest salary, multiplied by the years of service to a maximum of 35 years. Employees contribute a percentage of salary, which may vary based on age, to their plan. Pensions and contribution rates are integrated with the Canada Pension Plan.

Actuarial valuations are performed at least triennially. When a valuation is not done in the current fiscal year an actuary extrapolates the most recent valuation. Valuations and extrapolations are based on a number of assumptions about future events, such as inflation rates, interest rates, wage and salary increases and employee turnover and mortality. These assumptions reflect estimates of expected long-term rates and short-term forecasts. Estimates vary based on the individual plan.

The accrued benefit obligation is determined using the projected benefit method prorated on services. Pension plan assets are valued at market-related values based on the actual market values averaged over a four-year period.

Joint defined benefit plans are governed by formal agreements between the joint sponsors (i.e., participating employers and plan members) establishing that the joint sponsors have shared control over the plan. Funding contributions and significant risks of the plan are shared on an equitable basis between the joint sponsors. Accordingly, the Government accounts for only its portion of the plan. Plan assets and surpluses are restricted for member benefits or certain other purposes set out in the agreements. Plan benefits are determined on the same basis as defined benefit plans.

The accrued benefit obligation is determined using the projected benefit method prorated on services. Pension plan assets are valued at market-related values by averaging the difference between the net investment income on a market-value basis and the expected investment income, based on expected rate of return on plan assets, over a five-year period.

Defined contribution plans provide pensions based on accumulated contributions and investment earnings. Employees contribute a percentage of salary. The Government provides contributions at specified rates for employee current service.

Pension plan assets of government sponsored defined benefit and defined contribution plans are invested in fixed income securities, equities, real estate, pooled investment funds and short-term monetary items. The investment in Government of Saskatchewan securities is insignificant for all plans.

Government service organizations

Defined benefit plans and joint defined benefit plan

The two main defined benefit plans are the Teachers’ Superannuation Plan (TSP) and the Public Service Superannuation Plan (PSSP). Other plans include Judges of the Provincial Court Superannuation Plan (Judges), Saskatchewan Transportation Company Employees Superannuation Plan, Anti-TB League Employees Superannuation Plan, and the Pension Plan for the Non-Teaching Employees of the Saskatoon School Division No.13 (PPNTE). Defined benefits are also payable to members of the former Members of the Legislative Assembly Superannuation Fund (MLA).

The Government is required to match employee current service contributions for all plans except the PSSP, Judges and PPNTE. Funding contributions are required for the PPNTE. Separate pension plan assets are maintained for TSP, Judges and PPNTE. For the other plans, employee contributions are received and pension obligations are paid directly by the Government.

The Government also participates in the Saskatchewan Healthcare Employees’ Pension Plan (SHEPP), a joint defined benefit plan for employees of the Saskatchewan Health Authority and certain other Government health entities. The Government participating employers contribute to the plan at the ratio of 1.12 to 1 of employee contributions and any actuarially determined deficiency is the responsibility of participating employers and employees at the same ratio. The Government portion of employer contributions represents approximately 98 per cent of total participating employer contributions to the plan.

Government of Saskatchewan Public Accounts 2020-21  55

Summary Financial Statements

Notes to the Financial Statements

5. Retirement Benefits (continued)

Information on the defined benefit plans and the joint defined benefit plan of government service organizations is as follows:

	2021					2020
	TSP	PSSP	Others	SHEPP	Total	Total

Plan status	closed	closed	closed [1]	open	n/a	n/a
Employee contribution rate (percentage of salary)	7.85	7.00-9.00 [2]	5.00-9.00 [2]	8.10-10.70	n/a	n/a
Number of active employees	72	17	1,057	38,457	39,603	39,087
Average age of active employees (years)	64.6	64.7	48.1	43.8	44.0	44.1
Number of former employees entitled to deferred pension benefits	4,728	1	180	2,142	7,051	7,103
Number of superannuates and surviving spouses	10,784	4,580	608	19,904	35,876	35,333
Actuarial valuation date	June 30/18	Dec. 31/20	Various	Dec. 31/19	n/a	n/a
Long-term assumptions used
Rate of compensation increase (percentage)	3.00	n/a	3.00-3.25	2.75	n/a	n/a
Expected rate of return on plan assets (percentage)	4.00	n/a	4.50-6.05	6.00	n/a	n/a
Discount rate (percentage)	3.00	2.90	2.60-6.05	6.00	n/a	n/a
Inflation rate (percentage)	2.25	2.00	2.00-2.25	2.00	n/a	n/a
Expected average remaining service life (years)	1.10	-	8.00-12.00	12.80	n/a	n/a
Post-retirement index (percentage of annual increase in Consumer Price Index)	80	70	Various	Ad hoc	n/a	n/a

[1]	Judges and PPNTE are open to new membership; all other plans are closed.
[2]	Contribution rate varies based on age upon joining the plan.

Defined contribution plans

The Government sponsors the Public Employees Pension Plan (PEPP). The Government provides contributions to the plan at specified rates for employee current service. The Government also contributes to the Saskatchewan Teachers’ Retirement Plan (STRP) which is sponsored by the Saskatchewan Teachers’ Federation, as well as the Municipal Employees’ Pension Plan (MEPP) and the Regina Civic Employees’ Superannuation and Benefit Plan (RCESP). The Government has fully funded its share of contributions to the defined contribution plans.

Information on the defined contribution plans of government service organizations is as follows:

	2021					2020
	PEPP	STRP [1]	MEPP [2]	RCESP [3]	Total	Total
	Government Sponsored			(Restated)

Plan status	open	open	open	open	n/a	n/a
Employee contribution rate (percentage of salary)	5.00-9.00 [4]	9.50-11.70	9.00	7.80-13.10	n/a	n/a
Government contribution rate (percentage of salary)	5.00-11.50 [4]	7.25-9.25	9.00	8.80-14.60	n/a	n/a
Government service organization participation
Number of active employees	18,613	15,253	9,884	2,230	45,980	46,037
Employee contributions (thousands of dollars)	90,318	112,557	26,462	10,556	239,893	233,886
Government contributions (thousands of dollars)	105,022	88,996	26,476	11,756	232,250	218,053

[1]

Teachers employed by Boards of Education after July 1, 1980 participate in the STRP, a contributory defined benefit pension plan. The Government contributes an amount which is set through provincial negotiations.

[2]

Certain employees of Boards of Education and Regional Colleges participate in the MEPP, a multi-employer defined benefit plan. All costs, including costs of any actuarially determined deficiency, are equally shared by the employers and employees. At December 31, 2020, audited financial statements for the MEPP reported an accrued benefit obligation of $2,359.2 million (2019 - $2,144.6 million) and plan assets at market value of $3,198.1 million (2019 - $2,803.0 million).

[3]

Certain employees of the Saskatchewan Health Authority and a Board of Education participate in the RCESP, a multi-employer defined benefit plan. Amended provisions effective January 1, 2016 require the actuarially determined deficiency as at December 31, 2014 to be amortized over a period of no more than 20 years. The pre-amendment deficiency will be funded through participating employer and employee contributions at a rate of 60 per cent and 40 per cent respectively and any future deficits funded on a 50:50 basis. At December 31, 2020, audited financial statements for the RCESP reported an accrued benefit obligation of $1,570.1 million (2019 - $1,506.3 million) and plan assets at market value of $1,718.1 million (2019 - $1,614.5 million).

[4]	Contribution rate varies based on employee group.

56  Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Notes to the Financial Statements

5. Retirement Benefits (continued)

Pension expense

The total pension expense of government service organizations includes the following:

(thousands of dollars)	2021	2020

Defined benefit plans
Current period benefit cost	16,878	17,846
Amortization of estimation adjustments	(360,143)	69,203
Employee contributions	(4,154)	(4,088)
Change in valuation allowance	(469)	1,299
Pension interest cost (schedule 15 )	188,600	173,880
Pension (recovery) expense, defined benefit plans	(159,288)	258,140
Other plans
Pension expense, joint defined benefit plan	180,064	176,915
Pension expense, defined contribution plans	232,250	218,053
Total Pension Expense (schedule 16 )	253,026	653,108

Government business enterprises

Defined benefit plans

There are additional pension plans which are accounted for in the investment in government business enterprises. The two main defined benefit plans of government business enterprises are the Power Corporation Superannuation Plan (SaskPower) and the Saskatchewan Telecommunications Pension Plan (SaskTel). Other plans include the Saskatchewan Government Insurance Superannuation Plan, the Liquor Board Superannuation Plan, and the Pension Plan for the Employees of the Saskatchewan Workers’ Compensation Board (WCB). The WCB pension plan was wound up during 2020-21.

The Government contributes the amount necessary to fund the payment of pension benefits.

Information on the defined benefit plans of government business enterprises is as follows:

	2021				2020
	SaskPower	SaskTel	Others	Total	Total

Plan status	closed	closed	closed	n/a	n/a
Number of active employees	9	13	2	24	33
Number of former employees, superannuates and surviving spouses	1,595	1,832	240	3,667	3,836
Employee contributions (thousands of dollars)	-	-	2	2	1
Government contributions (thousands of dollars)	-	-	3,597	3,597	3,166
Benefits paid (thousands of dollars)	60,167	64,925	8,079	133,171	137,208
Actuarial valuation date	Dec. 31/19	Mar. 31/20	Various	n/a	n/a
Long-term assumptions used
Discount rate (percentage)	3.05	3.10	2.90-3.10	n/a	n/a
Inflation rate (percentage)	2.00	2.25	2.00	n/a	n/a
Post-retirement index (percentage of annual increase in Consumer Price Index)	70	100	Various	n/a	n/a

Government of Saskatchewan Public Accounts 2020-21  57

Summary Financial Statements

Notes to the Financial Statements

5. Retirement Benefits (continued)

Based on the latest actuarial valuation with extrapolations to the government business enterprises’ year ends, the present value of the accrued benefit obligation and the fair value of plan assets are shown in the table below:

(thousands of dollars)	2021				2020
	SaskPower	SaskTel	Others	Total	Total

Accrued benefit obligation	822,826	996,219	72,358	1,891,403	1,864,744
Fair value of plan assets	660,853	1,034,297	38,523	1,733,673	1,690,119
Plan Deficit (Surplus)	161,973	(38,078)	33,835	157,730	174,625
Valuation allowance	-	38,078	1,855	39,933	25,146
Pension Liabilities	161,973	-	35,690	197,663	199,771

Defined contribution plan

Information on government business enterprises’ participation in PEPP is as follows:

	2021	2020
		(Restated)
Plan status	open	open
Employee contribution rate (percentage of salary) [1]	4.45-8.60	4.45-7.50
Government contribution rate (percentage of salary) [1]	5.50-11.00	5.50-11.00
Government business enterprise participation
Number of active employees	12,377	12,592
Government contributions (thousands of dollars)	70,416	68,445
[1] Contribution rate varies based on employee group.

Pension expense

Pension expense for government business enterprises is included in net income from government business enterprises. The total pension expense of government business enterprises includes the following:

(thousands of dollars)	2021	2020

Defined benefit plans	7,311	7,210
Defined contribution plan	70,416	68,445
Total Pension Expense	77,727	75,655
Net Pension Gain Included in Other Comprehensive Income	(7,410)	(17,289)

6. Trust Funds

Trust fund assets held and administered by the Government are as follows:

(thousands of dollars)	2021	2020

Pension plans and annuity funds	18,252,260	15,373,916
Employee benefit plans	681,956	641,587
Public Guardian and Trustee of Saskatchewan	286,618	247,243
Other	85,272	103,325
Total Trust Fund Assets[1]	19,306,106	16,366,071
[1]	Amounts are based on the latest financial statements of the funds closest to March 31, 2021, where available.

58  Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Notes to the Financial Statements

7. Contractual Rights

Contractual rights are rights to economic resources arising from contracts or agreements that will result in both assets and revenues in the future when the terms of those contracts or agreements are met. The Government has the following contractual rights:

(thousands of dollars )	2021							2020
	2022	2023	2024	2025	2026	Thereafter	Total	Total
								(Restated)
Governmental Service Organizations
Transfers from the federal government
Capital	195,184	192,062	264,324	220,235	131,805	86,300	1,089,910	1,215,792
Operating[1]	308,120	230,374	77,448	73,479	67,866	125,322	882,609	1,062,514
Other own-source revenue
Fees
Real property sales and leases	69,173	21,199	17,260	15,335	10,253	95,666	228,886	222,322
Subsidized housing rental fees	2,926	2,554	1,672	947	399	-	8,498	7,773
Other fees	17,790	5,005	1,944	500	500	3,500	29,239	34,981
Total Government Service Organizations	593,193	451,194	362,648	310,496	210,823	310,788	2,239,142	2,543,382

Government Business Enterprises
Liquor and gaming sector[2]	30,000	70,000	85,000	96,000	100,000	-	381,000	315,130
Utility sector	171,583	43,341	36,360	2,280	2,200	4,400	260,164	195,196
Total Government Business Enterprises	201,583	113,341	121,360	98,280	102,200	4,400	641,164	510,326
Total Contractual Rights[3]	794,776	564,535	484,008	408,776	313,023	315,188	2,880,306	3,053,708

[1]	The contractual rights for federal operating transfer agreements with no expiration date include estimated revenue for up to 11 contract years. Contractual rights beyond this could be significant.

[2]

A gaming agreement has an expiration date that extends to 2037; however, amounts for contractual rights beyond 2026 are not included. The contractual rights beyond 2026 for this agreement could be significant.

[3]

The Government has contractual rights that could be significant, but are not included in the table above, as the expected revenues cannot be reasonably estimated. These rights include: Canadian Agricultural Partnership, for which transfers from the federal government are based on crop yields each year; private reinsurance agreements, for which insurance recovery revenue arises from catastrophic events (e.g., severe weather); and forest management agreements, for which licensees pay fees based on the cubic meter harvested.

8. Contingent Assets

The Government has instituted a claim against tobacco and opioid manufacturers for the recovery of health care benefits paid as a result of tobacco and opioid consumption and opioid marketing. The amount of the potential recovery cannot be estimated.

Government of Saskatchewan Public Accounts 2020-21  59

Summary Financial Statements

Notes to the Financial Statements

9. Contractual Obligations

Contractual obligations are legal obligations to others that will become liabilities in the future when the terms of the contract are met. The Government has the following contractual obligations:

(thousands of dollars )	2021							2020
	2022	2023	2024	2025	2026	Thereafter	Total	Total
								(Restated	)
Governmental Service Organizations
Policing transfer agreement	207,621	196,797	201,702	206,729	211,695	1,375,754	2,400,298	2,589,298
Operation, maintenance and life cycle rehabilitation payments under P3s	24,060	24,586	24,988	25,640	26,104	1,030,265	1,155,643	1,190,476
Construction and acquisition of tangible capital assets	545,318	11,443	6,856	2,014	154	-	565,785	444,397
Service agreements
Computer	110,224	52,905	28,136	21,553	11,778	3,622	228,218	201,220
Emergency communications	14,875	14,454	14,009	12,625	12,496	25,658	94,117	86,785
Transportation	29,083	25,036	16,484	9,556	6,972	-	87,131	115,393
Other	32,575	27,138	14,786	5,340	1,212	10,399	91,450	64,344
Operating lease agreements	89,874	73,346	56,362	40,866	29,407	91,491	381,346	338,044
Beverage container collection and recycling programs	35,074	35,536	36,554	-	-	-	107,164	131,253
Research and development	29,686	24,547	8,777	2,973	1,337	-	67,320	68,954
Housing subsidies, transfers and loans	18,624	7,466	7,045	6,260	4,888	-	44,283	47,670
Reinsurance contracts	25,500	-	-	-	-	-	25,500	-
Economic growth projects	2,810	1,515	1,515	1,515	1,515	6,115	14,985	16,952
Other transfers
Operating	1,104,859	819,131	640,009	528,321	123,643	-	3,215,963	1,269,177
Capital	178,985	74,977	22,469	7,057	623	1,129	285,240	185,272
Other	23,926	4,905	4,655	-	-	4,959	38,445	31,311
Total Government Service Organizations[1]	2,473,094	1,393,782	1,084,347	870,449	431,824	2,549,392	8,802,888	6,780,546
Government Business Enterprises Forward purchase contracts
Power	252,187	381,787	411,655	429,485	381,567	7,972,148	9,828,829	5,767,260
Coal	179,426	223,913	231,127	190,269	67,419	192,586	1,084,740	1,287,207
Natural gas	191,374	147,800	130,964	132,302	118,000	260,259	980,699	1,175,071
Other	2,982	504	-	-	-	-	3,486	7,145
Construction, acquisition and maintenance of capital assets	2,449,616	315,303	215,172	151,981	92,034	520,517	3,744,623	2,792,728
Service agreements	102,938	2,681	2,017	1,173	1,038	-	109,847	105,968
Other	6,315	3,015	3,015	3,015	3,015	5,002	23,377	26,392
Total Government Business Enterprises	3,184,838	1,075,003	993,950	908,225	663,073	8,950,512	15,775,601	11,161,771
Total Contractual Obligations	5,657,932	2,468,785	2,078,297	1,778,674	1,094,897	11,499,904	24,578,489	17,942,317

[1]	Contractual obligations for government service organizations by theme are as follows:

	2021	2020

Protection of persons and property	2,629,475	2,776,996
Education	2,037,902	426,427
Transportation	1,114,385	1,011,009
Health	943,110	880,512
Social services and assistance	708,393	601,328
Community development	577,778	439,296
General government	388,433	330,046
Environment and natural resources	245,188	144,871
Agriculture	94,129	81,361
Economic development	64,095	88,700
	8,802,888	6,780,546

60  Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Notes to the Financial Statements

10. Contingent Liabilities

Lawsuits

The Government is involved in various legal actions, the outcome of which is not determinable. Up to $93.2 million (2020 - $78.5 million) may be paid depending on the outcome of lawsuits in progress which include aboriginal land claims, claims for damages to persons and property and disputes over taxes and funding.

Other

The Government has up to $11.6 million (2020 - $10.0 million) in other contingent liabilities that are dependent on a letter of credit, environmental remediation and guaranteed debt repayments.

11. Adjustment to Accumulated (Deficit) Surplus

During 2020-21, there was an increase in the accumulated deficit, beginning of year of $32.4 million (2020 - $75.0 million decrease in the accumulated surplus, beginning of the year). These adjustments were made to remove the accumulated provincial sales tax paid on the acquisition of certain tangible capital assets. This also resulted in a decrease to tangible capital assets in each of the years.

In addition, during 2019-20, a government business enterprise changed its policy for recognition of certain losses on the disposal of capital assets. As a result, a $19.3 million reduction was made to both the accumulated surplus, beginning of year and investment in government business enterprises.

12. Impact of COVID-19 Pandemic

The COVID-19 pandemic has significantly impacted the Government’s fiscal results for the year ended March 31, 2021, the first full year operating in a COVID-19 environment since the global pandemic was declared. This impact is attributed to the negative impact that the pandemic has had on the economy, the cost of health and safety measures taken and the provision of financial support.

The negative impact the pandemic has had on the economy had the greatest impact on the Province’s fiscal results and includes:

•	a decline in revenue, notably taxation and non-renewable resources; and
•	stimulus spending in the form of infrastructure funding, rebates and tax credits to aid economic recovery.

Health and safety measures, with assistance from the federal government, were implemented. The measures taken:

•	provided testing and contact tracing;
•	supplied personal protective equipment;
•	delivered vaccines;
•	addressed health care system capacity shortages;
•	provided support for a safe return to classrooms;
•	controlled and prevented infections in vulnerable populations;
•	supported municipalities in their response to COVID-19; and
•	imposed public health orders and closures.

Financial support programs were delivered to sectors most impacted by pandemic-related public health orders and closures, including the:

•	Saskatchewan small business emergency payment program;
•	emergency pandemic response gaming partner grants;
•	small business tax rate reduction;
•	Saskatchewan tourism sector support program;
•	oil and gas sector tax relief; and
•	self-isolation support program.

Financial support programs, with assistance from the federal government, were delivered including the:

•	Saskatchewan temporary wage supplement program; and
•	Canada emergency commercial rent assistance.

The unprecedented and evolving nature of the COVID-19 pandemic continues to provide a level of uncertainty in the Government’s financial position and operating results.

Government of Saskatchewan Public Accounts 2020-21  61

Summary Financial Statements

Notes to the Financial Statements

13. Comparative Figures

Certain 2020 comparative figures have been reclassified to conform with the current year’s presentation.

62  Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Accounts Receivable	Schedule 1

As at March 31, 2021

(thousands of dollars)

	2021	2020

Taxation	606,137	548,501
Non-renewable resources	160,373	135,103
Other own-source	738,709	744,203
Transfers from the federal government	431,392	396,573
	1,936,611	1,824,380
Provision for loss	(181,745)	(158,880)
Total Accounts Receivable	1,754,866	1,665,500

Loans Receivable	Schedule 2
As at March 31, 2021
(thousands of dollars)

	2021	2020

Student loans[1]	332,908	277,820
Loans to government business enterprises[2]	240,768	249,342
Other[3]	15,647	19,620
	589,323	546,782
Provision for loss	(85,550)	(77,605)
Total Loans Receivable	503,773	469,177

[1]

The Government holds $332.9 million (2020 - $277.8 million) in loans to students. Loans are interest free until the discontinuance of full-time studies or graduation. Interest rates are prescribed by the Government and range between 2.4 and 2.9 per cent (2020 - 2.4 and 2.9 per cent - restated). Student grants and other varieties of loan forgiveness are available to students who meet specific criteria.

The administration and delivery of the federal and provincial student loans programs is integrated. The Government approves applications for both provincial and federal loans. External agencies are contracted to disburse, administer and collect loans, and the federal government is responsible for collection of loans in default.

A loss provision of $73.7 million (2020 - $63.6 million) has been recorded on these loans.

[2]

The Government has $275.0 million (2020 - $275.0 million) in loans receivable from government business enterprises repayable over 19 to 24 years and bearing interest between 3.9 and 4.8 per cent (2020 - 3.9 and 4.8 per cent). The loans are recorded net of $34.2 million (2020 - $30.7 million) for the government business enterprises’ equity in sinking funds administered by the Government. In 2019-20, the Government had an additional loan receivable of $5.0 million from a government business enterprise that was due within one year.

[3]

The Government’s loan portfolio also consists of $15.6 million (2020 - $19.6 million) in numerous other loans at various interest rates and maturities. Other loans include $11.9 million (2020 - $14.0 million) under the Headstart on a Home loan program repayable on demand and bearing interest at prime plus 5.0 per cent (2020 - 4.0 per cent). Security on other loans varies and may include promissory notes, mortgages on real property, security agreements or guarantees. A loss provision of $11.8 million (2020 - $14.0 million) has been recorded on these loans.

Government of Saskatchewan Public Accounts 2020-21  63

Summary Financial Statements

Investment in Government Business Enterprises

As at March 31, 2021

(thousands of dollars)

	Utility
	SaskEnergy	SaskPower	SaskTel	SaskWater	SGI

Assets
Cash and cash equivalents	(408)	98,580	23,694	1,271	49,491
Accounts receivable	164,535	434,055	192,958	8,409	303,282
Inventories	27,959	250,566	26,347	602	-
Prepaid expenses	-	30,292	123,703	749	165,750
Investments[3]	-	-	-	-	1,290,217
Capital assets	2,866,464	10,381,570	2,042,097	350,341	26,995
Intangible assets	77,415	67,775	264,012	-	4,708
Sinking funds	136,324	864,365	84,619	13,510	-
Other assets	21,769	6,295	99,029	293	4,675
Total Assets[4]	3,294,058	12,133,498	2,856,459	375,175	1,845,118
Liabilities
Accounts payable and accrued liabilities	115,548	630,575	171,990	6,130	110,691
Dividends payable to government entities	6,907	17,373	32,688	2,085	36,750
Gross debt	1,749,024	7,040,069	1,316,498	89,213	-
Unearned revenue	16,056	22,416	84,689	195,225	520,510
Provision for insurance claims	-	-	-	-	646,473
Other liabilities[7]	251,302	1,569,903	62,062	4,835	26,129
Total Liabilities[4]	2,138,837	9,280,336	1,667,927	297,488	1,340,553
Net Assets (Debt)	1,155,221	2,853,162	1,188,532	77,687	504,565
Revenue
Operating	803,592	2,777,359	1,323,978	63,284	1,045,740
Investment income	-	-	6,555	35	128,678
Total Revenue[4]	803,592	2,777,359	1,330,533	63,319	1,174,418
Expense
Operating	671,765	2,197,664	1,167,526	52,656	453,066
Insurance claims	-	-	-	-	548,480
Financing charges[5]	51,021	419,454	32,186	2,318	744
Total Expense[4]	722,786	2,617,118	1,199,712	54,974	1,002,290
Income (loss) from operations	80,806	160,241	130,821	8,345	172,128
Unusual items[4]	-	-	-	-	-
Net Income from Government Business Enterprises	80,806	160,241	130,821	8,345	172,128
Retained earnings (loss), beginning of year	1,024,957	2,123,062	835,784	67,059	344,032
Adjustment to retained earnings (loss)[6]	-	-	-	-	-
Dividends to government entities	(20,553)	(48,072)	(117,739)	(6,259)	(87,000)
Retained earnings, end of year	1,085,210	2,235,231	848,866	69,145	429,160
Accumulated other comprehensive income (loss), beginning of year	3,241	31,511	109,204	335	(3,847)
Adjustment to accumulated other comprehensive income (loss)[6]	-	-	-	-	-
Other comprehensive income	(4,761)	(6,580)	(6,538)	(493)	(748)
Accumulated other comprehensive income (loss), end of year	(1,520)	24,931	102,666	(158)	(4,595)
Equity advances from government entities	71,531	593,000	237,000	8,700	80,000
Investment in Government Business Enterprises	1,155,221	2,853,162	1,188,532	77,687	504,565

[1]	Net assets are restricted as disclosed on page 66.

[2]	Adjustments primarily include:

•	the reversal of an adjustment made in 2019-20 for the change in investment portfolio value to reflect market volatility in the first quarter of 2020, due in large part to COVID-19; and
•	the elimination of unrealized inter-entity gains and losses.

[3]

Includes bonds and debentures of $2,355.3 million (2020 - $2,174.8 million) that bear interest at rates up to 7.2 per cent (2020 - up to 7.2 per cent) and have maturity dates up to 56.5 years (2020 - up to 57.5 years).

[4]

Total assets include $1,242.1 million (2020 - $1,322.7 million) due from or invested in public sector entities (entities); total liabilities include $10,538.0 million (2020 - $10,594.4 million) in gross debt owing to entities and $377.0 million (2020 - $388.1 million - restated) in accounts payable or services due to entities; total revenue includes $366.8 million (2020 - $370.2 million) from entities; total expense includes $808.9 million (2020 - $815.7 million - restated) paid and owing to entities and unusual items include $2.4 million in expenses to entities.

[5]	Financing charges is reported net of sinking fund earnings. Interest in the amount of $357.8 million (2020 - $355.9 million) was paid and owing to entities.

[6]	Adjustment for 2020-21 represents the wind-up of a defined benefit pension plan (2020 - a change in accounting policy (note 11)).

64  Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Schedule 3

2021							2020
Insurance & Financing			Liquor & Gaming
Auto Fund[1]	WCB[1]	MFC	SLGA	SGC	Adjustments[2]	Total	Total
							(Restated)

273,592	27,215	321	26,482	4,711	-	504,949	502,221
253,497	13,026	2,934	40,119	45	-	1,412,860	1,396,654
3,997	-	-	29,205	56	-	338,732	298,406
42,888	446	-	1,729	775	-	366,332	357,311
3,072,087	2,135,333	248,421	-	-	-	6,746,058	5,843,486
56,251	10,327	-	135,394	64,518	(19,254)	15,914,703	15,723,872
10,706	6,751	-	17,182	-	-	448,549	455,557
-	-	16,149	-	-	-	1,114,967	1,206,862
-	-	-	525	-	-	132,586	125,415
3,713,018	2,193,098	267,825	250,636	70,105	(19,254)	26,979,736	25,909,784

362,399	16,138	1,145	23,253	10,256	-	1,448,125	1,076,410
-	-	-	71,135	-	-	166,938	151,792
-	-	248,079	94,980	4,988	-	10,542,851	10,585,496
408,964	-	-	-	-	(26,787)	1,221,073	1,186,192
1,851,517	1,647,797	-	-	-	-	4,145,787	3,955,547
-	6,920	-	62,590	4,505	-	1,988,246	2,114,294
2,622,880	1,670,855	249,224	251,958	19,749	(26,787)	19,513,020	19,069,731
1,090,138	522,243	18,601	(1,322)	50,356	7,533	7,466,716	6,840,053

1,050,684	255,573	-	955,855	30,898	(1,015)	8,305,948	8,433,056
508,482	77,438	8,510	-	-	181,178	910,876	137,603
1,559,166	333,011	8,510	955,855	30,898	180,163	9,216,824	8,570,659

206,339	80,988	52	593,847	43,822	1,723	5,469,448	5,445,092
784,436	335,157	-	-	-	-	1,668,073	1,735,579
-	505	7,148	2,282	504	-	516,162	534,619
990,775	416,650	7,200	596,129	44,326	1,723	7,653,683	7,715,290
568,391	(83,639)	1,310	359,726	(13,428)	178,440	1,563,141	855,369
(285,000)	-	-	-	-	-	(285,000)	-
283,391	(83,639)	1,310	359,726	(13,428)	178,440	1,278,141	855,369
806,747	607,108	16,253	(600)	59,784	(170,907)	5,713,279	5,575,346
-	(1,226)	-	-	-	-	(1,226)	(19,251)
-	-	-	(358,956)	-	-	(638,579)	(698,185)
1,090,138	522,243	17,563	170	46,356	7,533	6,351,615	5,713,279
-	(1,736)	535	(2,700)	-	-	136,543	69,018
-	1,226	-	-	-	-	1,226	-
-	510	503	1,208	-	-	(16,899)	67,525
-	-	1,038	(1,492)	-	-	120,870	136,543
-	-	-	-	4,000	-	994,231	990,231
1,090,138	522,243	18,601	(1,322)	50,356	7,533	7,466,716	6,840,053

[7]	Capital lease obligations, reported in other liabilites above, have the following payment schedule:

(thousands of dollars)	2021	2020
		(Restated	)
2020-21	-	196,373
2021-22	199,092	194,172
2022-23	198,681	194,241
2023-24	198,438	196,875
2024-25	191,515	190,051
2025-26	167,864	-
Thereafter	1,333,913	1,495,341
	2,289,503	2,467,053
Less interest and executory costs	(1,198,022)	(1,345,717)
Leases[a]	1,091,481	1,121,336
[a]	Leases bear interest up to 15.8 per cent (2020 - up to 15.8 per cent) and have expiry dates up to 31.3 years (2020 - up to 32.3 years).

Government of Saskatchewan Public Accounts 2020-21  65

Summary Financial Statements

Investment in Government Business Enterprises (continued)	Schedule 3

The investment in government business enterprises is comprised of the Government’s equity in the entities listed below.

Utility

SaskEnergy Incorporated (SaskEnergy)

SaskEnergy distributes safe, reliable natural gas within Saskatchewan.

Saskatchewan Power Corporation (SaskPower)

SaskPower provides power generation, transmission and distribution services within Saskatchewan.

Saskatchewan Telecommunications Holding Corporation (SaskTel)

SaskTel offers a wide range of information and communications technology products and services including competitive voice, data and Internet services, wireless data services, entertainment services, data centre services, cloud-based services, security monitoring services, advertising services, and international software and consulting services.

Saskatchewan Water Corporation (SaskWater)

SaskWater provides professional water and wastewater services to select communities, rural municipalities, and industrial and commercial end-user customers within Saskatchewan.

Insurance & Financing

Saskatchewan Government Insurance (SGI) and Saskatchewan Auto Fund (Auto Fund)

SGI’s fully competitive general insurance business, SGI CANADA, offers a comprehensive line of property and casualty insurance products including policies for automobile, home, farm and commercial enterprise in Saskatchewan and four other Canadian provinces.

The Auto Fund, administered by SGI, provides driver’s licenses, vehicle registrations and compulsory insurance on all vehicles registered in Saskatchewan. Any net assets of the Auto Fund are held on behalf of Saskatchewan’s motoring public and cannot be used for any other purpose.

Workers’ Compensation Board (Saskatchewan) (WCB)

WCB provides workplace insurance to Saskatchewan employers and provides benefits to workers who are injured in the course of their employment. Any net assets of the WCB cannot be used for any other purpose.

Municipal Financing Corporation of Saskatchewan (MFC)

MFC assists municipalities in financing their capital requirements.

Liquor & Gaming

Liquor and Gaming Authority (SLGA)

SLGA provides for the socially responsible distribution and regulation of liquor, cannabis and gaming in Saskatchewan. It also directly manages the majority of the Province’s electronic gaming machines, including video lottery terminals and slot machines at First Nations casinos.

Saskatchewan Gaming Corporation (SGC)

SGC owns and operates Casino Regina and Casino Moose Jaw.

66  Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Other Investments	Schedule 4

As at March 31, 2021

(thousands of dollars)

	2021	2020

Pooled investment funds	185,372	153,911
Bonds and debentures[1]	134,286	138,452
Other[2]	91,073	95,868
Total Other Investments	410,731	388,231
[1]	Bonds and debentures held by the Government have a market value of $141.1 million (2020 - $141.7 million) and include securities of:

	2021	2020

Governments of other provinces (coupon interest range 1.9 to 5.8 per cent; maturing in 2.9 to 29.9 years)	49,183	39,860
Corporations (coupon interest range 1.3 to 6.9 per cent; maturing in 1.1 to 30.8 years)	47,887	51,012
Government of Canada (coupon interest range 0.5 to 3.5 per cent; maturing in 1.5 to 30.9 years)	31,409	41,253
Other (coupon interest range 2.5 to 5.4 per cent; maturing in 3.6 to 26.9 years)	5,807	6,327
Total Bonds and Debentures	134,286	138,452

[2]

Other includes $70.6 million (2020 - $74.8 million) in fixed-rate securities with a market value of $71.7 million (2020 - $75.6 million) and $20.4 million (2020 - $21.0 million) in Canadian and international equity market investments with a market value of $151.2 million (2020 - $94.3 million).

Government of Saskatchewan Public Accounts 2020-21  67

Summary Financial Statements

Accounts Payable and Accrued Liabilities	Schedule 5

As at March 31, 2021

(thousands of dollars)

	2021	2020

Accrued salaries and benefits[1]	1,018,584	882,397
Federal government repayments[2]	584,250	474,515
Transfers[3]	527,248	589,231
Supplier payments	375,184	364,090
Contaminated sites[4]	168,308	208,051
Accrued interest	123,004	109,283
Treaty land entitlement claims	103,824	100,236
Other	248,535	275,589
Total Accounts Payable and Accrued Liabilities	3,148,937	3,003,392

[1]	Includes accruals for other employee future benefits of $414.6 million (2020 - $395.5 million) mainly for accumulated sick leave, long-term disability and life insurance benefits.

[2]	Includes amounts repayable for income taxes and Equalization transfers, $237.1 million (2020 - $177.5 million) of which is due within one year.

[3]	Includes transfers to the federal government of $123.9 million (2020 - $116.7 million) and capital transfers of $77.7 million (2020 - $52.5 million).

[4]	Includes contaminated sites consisting of:

Abandoned mines

The Government is responsible for remediation of certain abandoned uranium and precious and base metal mines on Crown land. For most of these abandoned mines, the companies that caused the contamination no longer exist. The contaminated sites liabilities include $84.3 million (2020 - $109.0 million) for the remediation of uranium mines, primarily the Gunnar and Lorado sites, and is net of expected recoveries of $11.2 million (2020 - $11.2 million). The Gunnar site has building debris, tailings and waste rock that contain radiation, and surface and ground water with elevated concentrations of uranium and several other elements. Lorado has radioactive tailings and 35 satellite uranium mine sites have issues including acidic water conditions and elevated radiation in exposed waste rock. The contaminated sites liabilities also include $30.8 million (2020 - $30.3 million) related to precious and base metal mines, which have several contaminants in soil, sediment and surface water from waste rock, tailings and concentrates.

Industrial operations

The Government has provided a $43.4 million (2020 - $59.5 million) indemnity for environmental liabilities predating 1986 related to the industrial operations of the ERCO Worldwide chemical plant and the Prince Albert pulp mill site. The chemical plant has excessive mercury levels in the soil throughout the site. The pulp mill site has excessive contaminants in a landfill waste area. During the year, a recovery of $16.0 million (2020 - nil) was recorded as a result of changes in remediation approach.

Other contaminated sites

The Government also has $9.8 million (2020 - $9.3 million) of other contaminated sites liabilities, mainly related to the storage of road salt and fuel.

Unearned Revenue	Schedule 6

As at March 31, 2021

(thousands of dollars)

	2021	2020

Transfers from the federal government[1]	359,488	108
Motor vehicle licensing fees	70,399	68,444
Education	42,143	52,495
Health care	13,436	15,281
Other	41,738	43,372
Total Unearned Revenue	527,204	179,700

[1]	Includes $334.1 million (2020 - nil) for the reclamation of inactive wells and $25.0 million (2020 - nil) for labour market initiatives.

68  Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Pension Liabilities	Schedule 7

As at March 31, 2021

(thousands of dollars)

	2021				2020
	TSP	PSSP	Others	Total	Total

Accrued benefit obligation, beginning of year	5,156,455	1,599,336	393,547	7,149,338	7,804,029
Current period benefit cost	834	10	16,034	16,878	17,846
Interest cost	159,776	48,039	17,762	225,577	210,182
Actuarial losses (gains)	102,882	5,426	15,530	123,838	(410,577)
Benefit payments	(327,738)	(116,868)	(18,776)	(463,382)	(472,142)

Accrued Benefit Obligation, End of Year	5,092,209	1,535,943	424,097	7,052,249	7,149,338
Plan assets, beginning of year	230,394	-	177,932	408,326	417,884
Employer contributions	286,467	116,866	13,855	417,188	428,366
Employee contributions	112	2	4,040	4,154	4,088
Return on plan assets[1]	27,335	-	9,642	36,977	36,302
Actuarial losses	(5,308)	-	4,406	(902)	(6,172)
Benefit payments	(327,738)	(116,868)	(18,776)	(463,382)	(472,142)

Plan Assets, End of Year[2]	211,262	-	191,099	402,361	408,326
	4,880,947	1,535,943	232,998	6,649,888	6,741,012
Unamortized estimation adjustments[3]	(82,939)	(5,426)	10,080	(78,285)	406,598
Joint defined benefit plan (SHEPP) net asset[1] 4	n/a	n/a	(1,175,750)	(1,175,750)	(926,019)
Valuation allowance[5]	-	-	1,179,992	1,179,992	930,730

Total Pension Liabilities[6]	4,798,008	1,530,517	247,320	6,575,845	7,152,321

[1]	The actual rate of return on plan assets was 7.0 per cent (2020 - 1.2 percent) for the TSP and 11.0 per cent (2019 - 11.5 per cent) for the SHEPP.

[2]	The market value of plan investments was $424.2 million at March 31, 2021 (2020 - $436.1 million) for the defined benefit plans.

[3]

Unamortized estimation adjustments are amortized to pension expense over the expected average remaining service life of the related employee group at the time the estimation adjustments arose and commence in the year following the adjustment as follows: 1.1 years for the TSP; in the year following for the PSSP; up to 12.8 years for the SHEPP; and up to 13.0 years for the other plans.

[4]

At December 31, 2020, the SHEPP had a total accrued benefit obligation of $7,867.3 million (2019 - $7,292.2 million), plan assets at market-related values of $8,454.8 million (2019 - $7,824.9 million) and unamortized estimation adjustment losses of $588.2 million (2019 - $393.3 million). The Government portion of employer contributions to the plan totaled $180.1 million (2019 - $176.9 million). Total member contributions were $164.1 million (2019 - $161.2 million) and total benefit payments were $389.3 million (2019 - $362.5 million). The market value of plan investments was $8,893.7 million at December 31, 2020 (2019 - $8,041.5 million). The fair value of these investments increased to $9,035.3 million at March 31, 2021.

[5]

The valuation allowance includes $1,175.8 million (2019 - $926.0 million) for the SHEPP which reduces the Government portion of the SHEPP pension asset to nil as plan assets and surpluses are restricted for member benefits.

[6]

The total pension liabilities are based on the latest actuarial valuations extrapolated to March 31, 2021 for the defined benefit plans and December 31, 2020 for the joint defined benefit plan. Changes in assumptions can result in significantly higher or lower estimates of pension liabilities. A one percentage point decrease in the discount rate would result in a $621.6 million and $167.4 million increase in pension liabilities for the TSP and the PSSP respectively, and a one percentage point increase would result in a $517.8 million and $141.3 million decrease in pension liabilities for the TSP and the PSSP respectively. A one percentage point decrease in the discount rate would result in a $1,117.2 million decrease in the SHEPP pension asset, and a one percentage point increase would result in a $896.9 million increase in the SHEPP pension asset.

Government of Saskatchewan Public Accounts 2020-21  69

Summary Financial Statements

Public Debt	Schedule 8

As at March 31, 2021

(thousands of dollars)

	2021			2020
	General Debt1 2	Government Business Enterprise Specific Debt[1]	Public Debt	General Debt1 2	Government Business Enterprise Specific Debt[1]	Public Debt
General Revenue Fund
Operating	7,200,001	-	7,200,001	6,149,964	-	6,149,964
Saskatchewan Capital Plan[3]	6,690,332	-	6,690,332	5,402,870	-	5,402,870
Saskatchewan Power Corporation[4]	84,821	6,044,029	6,128,850	86,187	6,311,905	6,398,092
SaskEnergy Incorporated[4]	63,616	1,524,631	1,588,247	64,640	1,427,534	1,492,174
Saskatchewan Telecommunications Holding Corporation[4]	-	1,219,973	1,219,973	-	1,107,256	1,107,256
Municipal Financing Corporation of Saskatchewan[4]	92,331	137,687	230,018	93,515	109,990	203,505
Boards of Education	149,961	-	149,961	159,050	-	159,050
Liquor and Gaming Authority[4]	-	94,957	94,957	-	99,225	99,225
Saskatchewan Health Authority	76,246	-	76,246	101,403	-	101,403
Saskatchewan Water Corporation[4]	-	75,341	75,341	-	76,347	76,347
Saskatchewan Opportunities Corporation	50,089	-	50,089	51,673	-	51,673
Global Transportation Hub Authority	43,910	-	43,910	43,420	-	43,420
Water Security Agency	20,025	-	20,025	25,896	-	25,896
Health Sector Affiliates	8,476	-	8,476	9,657	-	9,657
Saskatchewan Housing Corporation	-	-	-	5,100	-	5,100
Other	1,669	4,988	6,657	5,884	-	5,884
Total[5]	14,481,477	9,101,606	23,583,083	12,199,259	9,132,257	21,331,516

[1]	General debt and government business enterprise specific debt are presented net of sinking funds (see footnote 5).

[2]	General debt includes $23.0 million (2020 - $33.3 million) secured primarily by assets with a carrying value of $111.0 million (2020 - $120.9 million).

[3]	General Revenue Fund - Saskatchewan Capital Plan consists of amounts borrowed by the General Revenue Fund to finance investment in capital assets as presented in the Saskatchewan Provincial Budget.

[4]

Government business enterprise (GBE) public debt includes both general debt and GBE specific debt. General debt of GBEs represents amounts transferred from the General Revenue Fund and recorded as loans receivable (schedule 2). GBE specific debt represents debt issued by, or specifically on behalf of, GBEs.

Schedule 3 provides information on GBEs as presented in their audited financial statements closest to March 31, 2021. The public debt reported above is lower than the gross debt, net of sinking funds, reported on schedule 3 by $85.5 million (2020 - $2.0 million) mainly to conform to Canadian public sector accounting standards and for transactions occurring from the audited financial statements to March 31, 2021.

70  Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Public Debt (continued)	Schedule 8

5	Public debt is comprised of gross debt net of sinking funds as follows:

	2021

	Gross Debt [a]	Sinking Funds	Public Debt
		(schedule 9)

General Revenue Fund
Operating	8,048,554	(848,553)	7,200,001
Saskatchewan Capital Plan	6,999,780	(309,448)	6,690,332
Saskatchewan Power Corporation	6,995,473	(866,623)	6,128,850
SaskEnergy Incorporated	1,724,849	(136,602)	1,588,247
Saskatchewan Telecommunications Holding Corporation	1,304,892	(84,919)	1,219,973
Municipal Financing Corporation of Saskatchewan	245,318	(15,300)	230,018
Boards of Education	149,961	-	149,961
Liquor and Gaming Authority	94,957	-	94,957
Saskatchewan Health Authority	76,246	-	76,246
Saskatchewan Water Corporation	88,892	(13,551)	75,341
Saskatchewan Opportunities Corporation	55,229	(5,140)	50,089
Global Transportation Hub Authority	43,910	-	43,910
Water Security Agency	20,025	-	20,025
Health Sector Affiliates	8,476	-	8,476
Other	6,657	-	6,657
Public Debt	25,863,219	(2,280,136)	23,583,083

[a]

The average effective interest rate on gross debt was 3.5 per cent (2020 - 3.9 per cent) and includes the impact of foreign exchange and the amortization of any premiums or discounts associated with the debentures. The average term to maturity of gross debt is 15.8 years (2020 - 15.8 years).

The payment schedule for gross debt is as follows:

	2021	2020
Year of Maturity

Short-term promissory notes	1,509,242	2,397,712
2020-21	-	1,665,189
2021-22	391,043	285,541
2022-23	514,654	516,969
2023-24	879,808	79,523
2024-25	1,317,465	1,017,548
2025-26	1,445,771	-
6-10 years	5,521,051	4,345,866
Thereafter	14,284,185	13,467,894
Gross debt [a]	25,863,219	23,776,242
Sinking funds	(2,280,136)	(2,444,726)
Public Debt	23,583,083	21,331,516

[a]

Gross debt includes Canada Pension Plan debentures of $635.6 million (2020 - $711.2 million). These debentures are callable in whole or in part before maturity, at the option of the Minister of Finance of Saskatchewan.

Government of Saskatchewan Public Accounts 2020-21  71

Summary Financial Statements

Sinking Funds As at March 31, 2021 (thousands of dollars)	Schedule 9

	2020	2021
	Sinking				Sinking
	Funds	Contributions[1]	Earnings[2]	Redemptions[3]	Funds
General Revenue Fund
Operating	1,065,600	55,967	42,544	(315,558)	848,553
Saskatchewan Capital Plan	197,088	106,000	6,360	-	309,448
Saskatchewan Power Corporation	823,069	62,751	23,154	(42,351)	866,623
SaskEnergy Incorporated	131,769	12,911	3,993	(12,071)	136,602
Saskatchewan Telecommunications Holding Corporation	193,196	14,666	10,987	(133,930)	84,919
Municipal Financing Corporation of Saskatchewan	13,080	1,856	364	-	15,300
Saskatchewan Water Corporation	11,039	2,217	295	-	13,551
Saskatchewan Housing Corporation	5,236	-	129	(5,365)	-
Saskatchewan Opportunities Corporation	4,649	367	124	-	5,140

Total Sinking Funds[4]	2,444,726	256,735	87,950	(509,275)	2,280,136

[1]

Annual contributions, established by Order in Council, are typically set at a minimum of either one or two per cent of debentures outstanding. The aggregate amount of contributions estimated to be required in each of the next five years and thereafter to meet sinking fund requirements by debt classification (see footnote 4) are as follows:

	2022	2023	2024	2025	2026	Thereafter	Total

General debt	196,701	196,384	195,376	187,252	187,252	2,951,931	3,914,896
Government business enterprise specific debt	87,954	85,554	82,873	81,250	81,070	1,403,251	1,821,952
Total Sinking Fund Contributions	284,655	281,938	278,249	268,502	268,322	4,355,182	5,736,848

[2]	Sinking fund earnings include gains on investment sales of $12.1 million (2020 - $13.5 million).

[3]	Redemptions are based on the market value of the sinking fund units at the date of redemption.

[4]	Total sinking funds, with a market value of $2,267.3 million (2020 - $2,515.9 million), are segregated by debt classification as follows:

	2020	2021
	Sinking				Sinking
	Funds	Contributions	Earnings	Redemptions	Funds

General debt	1,303,231	165,084	49,981	(320,924)	1,197,372
Government business enterprise specific debt	1,141,495	91,651	37,969	(188,351)	1,082,764

Total Sinking Funds	2,444,726	256,735	87,950	(509,275)	2,280,136

Sinking fund assets have been invested as follows:

				2021	2020
Long-term investments[a] in securities of:
Governments of other provinces (coupon interest range 1.4 to 9.6 per cent; maturing in 0.2 to 29.6 years)				910,893	1,363,757
Government of Canada (coupon interest range 0.3 to 4.0 per cent; maturing in 0.2 to 30.7 years)				479,017	295,982
Government of Saskatchewan (coupon interest range 2.7 to 9.6 per cent; maturing in 0.9 to 29.2 years)				313,765	363,534
Cash, short-term investments and accrued interest				576,461	421,453

Total Sinking Funds				2,280,136	2,444,726

[a]	The average yield to maturity on long-term investments at March 31, 2021 was 2.1 per cent (2020 - 2.3 per cent).

72  Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Obligations Under Long-Term Financing Arrangements As at March 31, 2021 (thousands of dollars)	Schedule 10

	Contract End	Discount
	Date	Rate	2021	2020

Regina Bypass	October 2049	3.10%	838,000	855,955
Elementary Schools	June 2047	3.05%	267,603	273,507
Saskatchewan Hospital North Battleford	May 2048	3.25%	223,805	228,856
Swift Current Long-Term Care Facility	April 2046	3.50%	111,269	114,023
Total Obligations Under Long-Term Financing Arrangements			1,440,677	1,472,341

The Government is party to public private partnership (P3) contracts through which private sector proponents design, build, finance, operate and maintain certain of the Government’s tangible capital assets.

The payment schedule for P3 financing is as follows:

	2021			2020
		Contractual
		Obligation for Future
		Operation,
		Maintenance & Life
	Obligation[1]	Cycle Rehabilitation[2]	Total	Total

2020-21	-	-	-	105,398
2021-22	82,772	24,060	106,832	106,987
2022-23	77,841	24,586	102,427	102,574
2023-24	77,841	24,988	102,829	102,978
2024-25	77,841	25,640	103,481	103,574
2025-26	77,841	26,104	103,945	-
Thereafter	1,755,831	1,030,265	2,786,096	2,896,242
	2,149,967	1,155,643	3,305,610	3,417,753
Less interest costs	(709,290)	-	(709,290)	(754,936)
Total	1,440,677	1,155,643	2,596,320	2,662,817

[1]	Represents the liability recorded for the capital portion of the project (as reported above).
[2]

Represents the contractual obligation (as reported in note 9) for operation, maintenance and life cycle rehabilitation payments for the duration of the contract. Total future payments for these contractual obligations, by project, are as follows:

	2021	2020

Regina Bypass	687,903	709,134
Elementary Schools[a]	249,986	259,439
Saskatchewan Hospital North Battleford	144,530	146,962
Swift Current Long-Term Care Facility	73,224	74,941
Total	1,155,643	1,190,476
[a] Includes $4.9 million (2020 - $9.5 million) for construction & acquisition of relocatable classrooms.

Government of Saskatchewan Public Accounts 2020-21  73

Summary Financial Statements

Other Liabilities As at March 31, 2021 (thousands of dollars)	Schedule 11

	2021	2020

Unamortized debt-related costs[1]	264,557	124,321
Funds held on behalf of others[2]	173,449	180,916
Capital leases[3]	46,242	52,764
Other	27,906	28,212
Total Other Liabilities	512,154	386,213

[1]	Unamortized debt-related costs include:

	2021	2020

Net premium[a]	323,421	176,120
Debt issue costs[a]	(57,730)	(49,531)
Foreign exchange loss[b]	(1,134)	(2,268)
Unamortized Debt-related Costs	264,557	124,321

a

Combined net change in net premium and debt issue costs is reported in operating activities on the Statement of Cash Flow as increase in unamortized debt-related costs in net change in non-cash operating activities (schedule 17).

b	Net foreign exchange loss is reported in operating activities on the Statement of Cash Flow as an other non-cash item included in deficit (schedule 17).

[2] Includes $30.3 million (2020 - $46.4 million) for government business enterprises.
[3] The payment schedule for capital leases is as follows:

	2021	2020

2020-21	-	16,820
2021-22	13,251	11,697
2022-23	11,555	9,621
2023-24	8,708	8,016
2024-25	6,494	6,215
2025-26	5,550	-
Thereafter	32,709	38,315
	78,267	90,684
Less interest and executory costs	(32,025)	(37,920)
Capital Leases[a]	46,242	52,764

a Capital leases bear interest at rates up to 13.9 per cent (2020 - up to 13.9 per cent) and have expiry dates up to 11.6 years (2020 - up to 12.6 years).

74  Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Tangible Capital Assets As at March 31, 2021 (thousands of dollars)	Schedule 12

	2021					2020
	Land,	Roads,		Office
	Buildings &	Bridges &	Transportation	Equipment &
	Improve-	Water	& Operating	Information
	ments	Management	Equipment	Technology	Total	Total
Estimated useful life (in years)	2 - indefinite	5-100	2-40	2-25
Opening Net Book Value of Tangible Capital Assets	5,573,017	5,473,342	513,344	299,093	11,858,796	11,756,122

Opening cost	9,862,599	8,423,127	1,866,238	1,041,282	21,193,246	20,660,065
Adjustments[1]	(11,460)	(15,925)	(4,139)	(1,868)	(33,392)	(119,949)
Acquisitions	178,155	445,338	134,189	79,419	837,101	843,024
Write-downs	(61)	(985)	(95)	(7,795)	(8,936)	(46,900)
Disposals	(25,867)	(46,365)	(67,291)	(42,284)	(181,807)	(142,994)
Closing Cost2 3	10,003,366	8,805,190	1,928,902	1,068,754	21,806,212	21,193,246

Opening accumulated amortization	4,289,582	2,949,785	1,352,894	742,189	9,334,450	8,903,943
Annual amortization	236,938	227,437	95,056	70,775	630,206	597,072
Write-downs	(7)	(102)	(9)	(2,142)	(2,260)	(35,399)
Disposals	(23,655)	(46,365)	(61,935)	(41,502)	(173,457)	(131,166)
Closing Accumulated Amortization	4,502,858	3,130,755	1,386,006	769,320	9,788,939	9,334,450

Closing Net Book Value of Tangible Capital Assets[4]	5,500,508	5,674,435	542,896	299,434	12,017,273	11,858,796

Tangible capital assets exclude capital assets recognized by government business enterprises (schedule 3).

[1]

Adjustments consist of a reduction of $32.4 million (2020 - $75.0 million) to opening cost for provincial sales tax capitalized in previous years (note 11) and a $1.0 million (2020 - $44.9 million) recovery for realized utility savings during the construction period on the Regina Bypass P3 project.

[2]	Includes work in progress of $318.4 million (2020 - $315.6 million).

[3]	Includes the Government’s $29.5 million (2020 - $29.5 million) share in the North Central Shared Facility partnership.

[4]	Includes tangible capital assets acquired under public private partnerships (P3 assets) and leased tangible capital assets (leased TCAs) as follows:

	2021					2020
	Land,	Roads,		Office
	Buildings &	Bridges &	Transportation	Equipment &
	Improve-	Water	& Operating	Information
	ments	Management	Equipment	Technology	Total	Total
						(Restated)
P3 Assets
Opening cost	946,383	1,569,980	-	-	2,516,363	2,478,095
Adjustments [a]	-	(1,000)	-	-	(1,000)	(44,931)
Acquisitions	4,809	3,677	-	-	8,486	83,199
Closing cost	951,192	1,572,657	-	-	2,523,849	2,516,363
Closing accumulated amortization	64,078	38,053	-	-	102,131	61,132
Closing Net Book Value	887,114	1,534,604	-	-	2,421,718	2,455,231
Leased TCAs
Closing cost	48,922	-	16,794	47,262	112,978	115,810
Closing accumulated amortization	21,640	-	7,665	38,777	68,082	62,798
Closing Net Book Value	27,282	-	9,129	8,485	44,896	53,012
[a] Adjustments represent a recovery for realized utility savings during the construction period on the Regina Bypass P3 project.

Government of Saskatchewan Public Accounts 2020-21  75

Summary Financial Statements

Revenue For the Year Ended March 31, 2021 (thousands of dollars)	Schedule 13

	2021		2020
	Budget	Actual	Actual

Own-Source
Taxation
Individual income	2,605,400	2,463,322	2,629,064
Provincial sales	1,996,000	2,100,523	2,205,842
Property	767,100	778,967	773,973
Fuel	444,000	441,696	507,878
Corporation income	780,900	440,134	787,451
Tobacco	187,700	204,255	206,794
Other[1]	421,700	453,077	442,270
Total Taxation	7,202,800	6,881,974	7,553,272
Non-Renewable Resources
Potash	469,400	421,619	554,426
Oil and natural gas	175,100	378,184	667,791
Resource surcharge	252,400	263,145	413,344
Crown land sales	12,500	6,652	17,127
Other	88,000	38,174	97,610
Total Non-Renewable Resources[2]	997,400	1,107,774	1,750,298
Net Income from Government Business Enterprises
(schedule 3)	728,800	1,278,141	855,369
Other Own-Source
Fees[3]	1,043,000	1,183,916	1,200,173
Insurance	277,600	273,686	279,282
Investment	105,700	151,067	118,644
Transfers from other governments	72,200	81,954	77,509
Miscellaneous[4]	434,600	432,328	462,784
Total Other Own-Source	1,933,100	2,122,951	2,138,392
Total Own-Source	10,862,100	11,390,840	12,297,331
Transfers from the Federal Government
Canada Health Transfer	1,301,900	1,296,516	1,262,739
Canada Social Transfer	467,100	465,196	456,202
Other[5]	1,017,600	1,371,357	870,865
Total Transfers from the Federal Government	2,786,600	3,133,069	2,589,806
Total Revenue	13,648,700	14,523,909	14,887,137

[1]

Includes $158.8 million (2020 - $159.6 million) for corporate capital tax; $155.7 million (2020 - $151.4 million) for insurance premium tax; and $93.3 million (2020 - $91.6 million) for liquor consumption tax.

[2]	Includes taxes of $351.9 million (2020 - $505.8 million).

[3]

Includes $250.6 million (2020 - $280.7 million) for health care; $199.3 million (2020 - $204.3 million) for motor vehicle licensing; $150.6 million (2020 - $166.5 million) for education; $106.7 million (2020 - $109.1 million) for subsidized housing rental; and $102.8 million (2020 - $104.5 million) for real property sales and leases.

[4]	Includes $79.6 million (2020 - $93.9 million) for donations; $72.6 million (2020 - $61.9 million) for lottery profits; and $13.1 million (2020 - $12.6 million) for reversals of prior year expenses.

[5]

Includes $216.7 million (2020 - $224.9 million) for crop insurance; $179.0 million (2020 - $177.5 million) for infrastructure; $99.9 million (2020 - $79.9 million) for labour market initiatives; and $60.9 million (2020 - $82.2million) for agricultural income stability. Additionally, included for 2020-21 is COVID-related funding, largely comprised of: $338.1 million to protect the health of Canadians; $74.9 million for pandemic-response supports in schools; $65.9 million for an economic stimulus program to accelerate the reclamation of inactive wells; and $53.2 million to temporarily top-up wages for essential workers.

76  Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Expense by Object For the Year Ended March 31, 2021 (thousands of dollars)	Schedule 14

	2021	2020

Salaries and benefits	6,771,234	6,770,919
Transfers[1]	4,894,993	4,520,424
Operating costs	2,583,112	2,592,957
Financing charges (schedule 15 )	720,829	674,967
Amortization of tangible capital assets (schedule 12 )	630,206	597,072
Other	50,568	50,123
Total Expense	15,650,942	15,206,462

[1]	Includes capital transfers of $426.4 million (2020 - $261.8 million).

Financing Charges For the Year Ended March 31, 2021 (thousands of dollars)	Schedule 15

	2021	2020

Interest costs
General debt[1]	480,514	452,726
Pension liabilities (note 5 )	188,600	173,880
Obligations under long-term financing arrangements	45,646	31,058
Other costs	6,069	17,303
Total Financing Charges	720,829	674,967

[1]

Interest on general debt is presented net of $411.5 million (2020 - $410.2 million) in interest reimbursed by government business enterprises for debt borrowed by the General Revenue Fund specifically on their behalf.

Government of Saskatchewan Public Accounts 2020-21  77

Summary Financial Statements

Segmented Reporting

For the Year Ended March 31, 2021

(thousands of dollars)

					Social Services and		Protection of Persons
	Health		Education		Assistance		and Property
	2021	2020	2021	2020	2021	2020	2021	2020

Revenue
Taxation	-	-	125,638	124,838	-	-	-	-
Non-renewable resources	-	-	-	-	-	-	-	-
Net income from government business enterprises (schedule 3)	-	-	-	-	-	-	-	-
Revenue from government entities	13,262	15,660	-	-	-	-	240	-
Other own-source	403,533	452,327	259,987	285,135	110,107	118,899	62,693	61,302
Transfers from the federal government	5,564	7,277	17,211	18,372	51,372	50,205	4,378	4,374
Total Revenue (schedule 13 )	422,359	475,264	402,836	428,345	161,479	169,104	67,311	65,676

Expense
Salaries and benefits[3]	3,750,968	3,413,000	1,849,863	2,067,409	166,673	166,025	349,439	327,434
Transfers	1,337,962	1,461,500	749,586	723,191	1,078,432	1,081,719	264,627	266,059
Operating costs	1,086,851	1,021,393	542,621	572,069	177,825	169,445	181,681	171,916
Financing charges[3] (schedule 15 )	-	-	-	-	-	-	-	-
Amortization of tangible capital assets (schedule 12 )	151,503	144,055	135,541	136,126	19,650	20,692	19,391	19,230
Other	10,779	11,410	12,526	16,280	10,507	3,177	4,571	4,595
Total expense by segment	6,338,063	6,051,358	3,290,137	3,515,075	1,453,087	1,441,058	819,709	789,234
Eliminations[2]	-	-	(13,262)	(13,513)	(4,710)	(4,710)	-	(2,147)
Total Expense[3] (schedule 14 )	6,338,063	6,051,358	3,276,875	3,501,562	1,448,377	1,436,348	819,709	787,087

The segments are based on the major functional groupings of activities, or themes, used in the Statement of Operations, which reflects the accountability and reporting framework set out by the Government in the Budget. Schedule 18 identifies the entities included in each theme.

[1]

Other includes the economic development, general government and the environment and natural resources themes. Revenue includes all public monies paid into the General Revenue Fund as well as net income from government business enterprises.

[2]

Represents adjustments to eliminate transactions between segments. Adjustments to eliminate transactions within a segment and adjustments to conform to the Government’s accounting policies are represented within each segment.

[3]	Includes a total of $253.0 million (2020 - $653.1 million) for pension expense as follows:

	Health		Education		Other		Total
	2021	2020	2021	2020	2021	2020	2021	2020
Salaries and benefits	196,783	193,552	(127,682)	139,741	(4,675)	145,935	64,426	479,228
Financing charges (schedule 15 )	-	-	-	-	188,600	173,880	188,600	173,880
Total pension expense (recovery) (note 5 )	196,783	193,552	(127,682)	139,741	183,925	319,815	253,026	653,108

78  Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Schedule 16

Development Community		Transportation		Agriculture		Other[1]		Eliminations[2]		Total
2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

4,809	5,072	-	-	-	-	6,751,527	7,423,362	-	-	6,881,974	7,553,272
-	-	-	-	-	-	1,107,774	1,750,298	-	-	1,107,774	1,750,298
-	-	-	-	-	-	1,278,141	855,369	-	-	1,278,141	855,369
-	-	-	-	4,466	36,288	34,138	37,087	(52,106)	(89,035)	-	-
105,655	88,603	5,178	505	261,082	267,755	914,716	857,986	-	5,880	2,122,951	2,138,392
1,846	2,971	-	-	249,603	278,182	2,803,095	2,228,425	-	-	3,133,069	2,589,806
112,310	96,646	5,178	505	515,151	582,225	12,889,391	13,152,527	(52,106)	(83,155)	14,523,909	14,887,137

33,769	32,215	79,627	77,084	64,731	67,988	476,164	619,764	-	-	6,771,234	6,770,919
721,003	568,187	136,790	96,579	198,827	232,635	425,384	109,058	(17,618)	(18,504)	4,894,993	4,520,424
36,269	35,316	180,617	173,339	260,493	329,763	127,289	129,307	(10,534)	(9,591)	2,583,112	2,592,957
-	-	-	-	-	-	725,295	711,255	(4,466)	(36,288)	720,829	674,967
7,419	7,102	222,408	196,777	3,595	2,998	70,699	70,092	-	-	630,206	597,072
454	3,999	1,024	1,712	(1,712)	1,994	12,419	6,956	-	-	50,568	50,123
798,914	646,819	620,466	545,491	525,934	635,378	1,837,250	1,646,432	(32,618)	(64,383)	15,650,942	15,206,462
(6,327)	(5,384)	(3,613)	-	-	(2,341)	(4,706)	(36,288)	32,618	64,383	-	-
792,587	641,435	616,853	545,491	525,934	633,037	1,832,544	1,610,144	-	-	15,650,942	15,206,462

Government of Saskatchewan Public Accounts 2020-21  79

Summary Financial Statements

Supplemental Cash Flow Information	Schedule 17
For the Year Ended March 31, 2021
(thousands of dollars)

	2021	2020

Other Non-Cash Items Included in the Deficit
Amortization of tangible capital assets (schedule 12 )	630,206	597,072
Write-downs of tangible capital assets (schedule 12 )	6,676	11,501
Net gain on disposal of tangible capital assets	(16)	(6,076)
Net loss on adjustments to tangible capital assets (schedule 12)	1,000	44,931
Net increase to provision for loss on accounts receivable and loans receivable	30,810	18,085
Net (gain) loss on other investments[1]	(39,508)	3,298
Earnings retained in sinking funds (schedule 9 )	(49,981)	(38,026)
Net foreign exchange loss	1,134	4,217
Total Other Non-Cash Items Included in the Deficit	580,321	635,002

Net Change in Non-Cash Operating Activities
(Increase) decrease in accounts receivable	(112,231)	165,571
Decrease in other financial assets	8	2,275
Increase (decrease) in accounts payable and accrued liabilities	145,545	(236,964)
Increase in unearned revenue	347,504	30,856
Decrease in pension liabilities	(576,476)	(170,226)
Increase in unamortized debt-related costs	139,102	117,759
Increase in inventories held for consumption	(53,883)	(7,654)
Increase in prepaid expenses	(5,127)	(3,611)
Net Change in Non-Cash Operating Activities	(115,558)	(101,994)
[1] Net (gain) loss on other investments consists of:

	2021	2020

(Income) loss from equities and pooled funds	(31,245)	8,695
Gain on sale of bonds and equities	(8,218)	(5,291)
Amortization of bond premiums and discounts	(45)	(106)
Net (gain) loss on other investments	(39,508)	3,298

Other Supplemental Information
	2021	2020
		(Restated	)

Cash interest paid during the year[1]	367,157	348,080
Cash interest received during the year	43,464	62,289

[1]

Includes debt-related issuance costs, primarily consisting of net premiums of $165.1 million (2019-20 - $130.4 million) on debt issued during the year, which partially offset the amount of cash interest paid.

80  Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Government Reporting Entity	Schedule 18
For the Year Ended March 31, 2021

The government reporting entity consists of public sector entities (entities) classified as government service organizations, government business enterprises and partnerships. The listing below reports the entities under these classifications segregated by segments which are based on functional groupings of activities, or themes.

Government Service Organizations (Consolidated) and Partnerships (Proportionately Consolidated)

Agriculture

Agricultural Credit Corporation of Saskatchewan

Crop Reinsurance Fund of Saskatchewan

Livestock Services Revolving Fund

Ministry of Agriculture

Pastures Revolving Fund

Prairie Agricultural Machinery Institute

Prairie Diagnostic Services Inc. (partnership - organization under shared control) 1a

Saskatchewan Agricultural Stabilization Fund

Saskatchewan Crop Insurance Corporation

Community Development

Community Initiatives Fund

Government House Foundation

Ministry of Education 2b

Ministry of Government Relations 2a

Ministry of Parks, Culture and Sport 2a

Northern Municipal Trust Account 1d

Provincial Archives of Saskatchewan

Provincial Capital Commission

Saskatchewan Arts Board

Saskatchewan Centre of the Arts Fund

Saskatchewan Heritage Foundation

Saskatchewan Lotteries Trust Fund for Sport, Culture and Recreation

Saskatchewan Snowmobile Fund

Western Development Museum Fund

Economic Development 3

Creative Saskatchewan

CIC Asset Management Inc. 2a

CIC Economic Holdco Ltd. 4

First Nations and Métis Fund Inc.

Global Transportation Hub Authority

Innovation Saskatchewan

Ministry of Energy and Resources

Ministry of Environment 2b

Ministry of Finance 2b

Ministry of Immigration and Career Training 2b

Ministry of Trade and Export Development

Saskatchewan Entrepreneurial Fund Joint Venture (partnership -

    45.5 per cent interest in organization under shared control) 4

Saskatchewan Health Research Foundation

Saskatchewan Immigrant Investor Fund Inc.

Saskatchewan Opportunities Corporation

Saskatchewan Research Council 2a

SaskBuilds Corporation

Tourism Saskatchewan

Education

Battlefords First Nations Joint Board of Education (partnership -

organization under shared control) 1c

Boards of Education 1c

Chinook School Division No. 211

Christ the Teacher Roman Catholic Separate School Division

No. 212

Conseil des écoles fransaskoises no. 310

Creighton School Division No. 111

Good Spirit School Division No. 204

Holy Family Roman Catholic Separate School Division No. 140

Holy Trinity Roman Catholic Separate School Division No. 22

Horizon School Division No. 205

Ile-a-la Crosse School Division No. 112

Light of Christ Roman Catholic Separate School Division No. 16

Living Sky School Division No. 202

Lloydminster Roman Catholic Separate School Division No. 89

Lloydminster School Division No. 99

North East School Division No. 200

Northern Lights School Division No. 113

Northwest School Division No. 203

Prairie South School Division No. 210

Prairie Spirit School Division No. 206

Prairie Valley School Division No. 208

Prince Albert Roman Catholic Separate School Division No. 6

Regina Roman Catholic Separate School Division No. 81

Regina School Division No. 4

Saskatchewan Rivers School Division No. 119

Saskatoon School Division No. 13

South East Cornerstone School Division No. 209

St. Paul’s Roman Catholic Separate School Division No. 20

Sun West School Division No. 207

Ministry of Advanced Education 2a

Ministry of Education 2a

Ministry of Immigration and Career Training 2a

North Central Shared Facility (partnership - 72.9 per cent interest in assets and 69.7 per cent interest in operations under shared control)1c

Regional Colleges 1b

Carlton Trail College

Cumberland College

Great Plains College

Northlands College

North West College

Parkland College

Southeast College

Saskatchewan Apprenticeship and Trade Certification Commission 1b

Government of Saskatchewan Public Accounts 2020-21  81

Summary Financial Statements

Government Reporting Entity (continued)	Schedule 18

Education (continued)

Saskatchewan Polytechnic 1b

Saskatchewan Professional Teachers Regulatory Board 1c

Saskatchewan Student Aid Fund

Training Completions Fund

Environment and Natural Resources 3

CIC Asset Management Inc. 2b

Commercial Revolving Fund

Fish and Wildlife Development Fund

Forest Management Funds

Carrier Forest Management Trust Fund

Crown Agricultural Land Forest Fund

Dunkley Forest Renewal Trust

Island Forests Management Fund

L&M Forest Management Trust Fund

Meadow Lake OSB Forest Management Trust Fund

Mee-Toos Forest Management Fund Trust

Mistik Forest Management Trust

North Central Trust Fund

Park Land Forests Management Fund

Sakaw Forest Renewal Trust Fund

Weyerhaeuser Forest Renewal Trust Fund

Impacted Sites Fund

Institutional Control Monitoring and Maintenance Fund

Institutional Control Unforeseen Events Fund

Ministry of Environment 2a

Ministry of Parks, Culture and Sport 2b

Oil and Gas Orphan Fund

Operator Certification Board

Saskatchewan Research Council2b

Saskatchewan Technology Fund

Water Appeal Board 4

Water Security Agency

General Government 3

Century Plaza Condominium Corporation

Crown Investments Corporation of Saskatchewan (separate)

Extended Health Care Plan for Certain Other Employees 1d

Extended Health Care Plan for Certain Other Retired Employees 1d

Legislative Assembly and its Officers 2a

Ministry of SaskBuilds and Procurement 5a

Ministry of Finance 2a

Ministry of Government Relations 2b

Ministry of Highways 2b 5b

Ministry of Justice and Attorney General 2b

Office of Executive Council

Public Employees Benefits Agency Revolving Fund

Public Employees Dental Fund 1d

Public Employees Disability Income Fund 1d

Public Employees Group Life Insurance Fund 1d

Public Service Commission

Queen’s Printer Revolving Fund

School Division Tax Loss Compensation Fund

Health

eHealth Saskatchewan

Health Quality Council

Health Sector Affiliates

All Nations’ Health Hospital Inc.

Bethany Pioneer Village Inc.

Circle Drive Special Care Home Inc.

Cupar and District Nursing Home Inc.

Duck Lake and District Nursing Home Inc.

Foyer St. Joseph Nursing Home Inc.

Jubilee Residences Inc.

Lakeview Pioneer Lodge Inc.

Lumsden & District Heritage Home Inc.

Lutheran Sunset Home of Saskatoon

Mennonite Nursing Homes Incorporated

Mont St. Joseph Home Inc.

Oliver Lodge

Providence Place for Holistic Health Inc.

Radville Marian Health Centre Inc.

Raymore Community Health and Social Centre

Salvation Army - William Booth Special Care Home

Santa Maria Senior Citizens Home Inc.

Saskatoon Convalescent Home

Sherbrooke Community Society Inc.

Société Joseph Breton Inc.

Spruce Manor Special Care Home Incorporated

St. Ann’s Senior Citizens Village Corporation

St. Anthony’s Hospital

St. Joseph’s Hospital (Grey Nuns) of Gravelbourg

St. Joseph’s Hospital of Estevan

St. Joseph’s Integrated Health Centre of Macklin Inc.

St. Paul Lutheran Home of Melville

St. Peter’s Hospital, Melville

Strasbourg and District Health Centre Corp.

Sunnyside Adventist Care Centre

The Border-Line Housing Company (1975) Inc.

The Qu’Appelle Diocesan Housing Company

The Regina Lutheran Housing Corporation

Ukrainian Sisters of St. Joseph of Saskatoon

Warman Mennonite Special Care Home Inc.

Ministry of Health

Saskatchewan Association of Health Organizations Inc.

Saskatchewan Cancer Agency

Saskatchewan Health Authority

Saskatchewan Impaired Driver Treatment Centre Board of Governors

82  Government of Saskatchewan Public Accounts 2020-21

Summary Financial Statements

Government Reporting Entity (continued)	Schedule 18

Protection of Persons and Property

Correctional Facilities Industries Revolving Fund

Criminal Property Forfeiture Fund

Financial and Consumer Affairs Authority of Saskatchewan

Integrated Justice Services

Law Reform Commission of Saskatchewan

Legislative Assembly and its Officers 2b

Ministry of Corrections, Policing and Public Safety 5c

Ministry of Government Relations 2b

Ministry of Justice and Attorney General 2a

Ministry of Labour Relations and Workplace Safety

Saskatchewan Public Safety Agency

Sask911 Account

Victims’ Fund

Government Business Enterprises (Modified Equity)

Utility 3

Saskatchewan Power Corporation

Saskatchewan Telecommunications Holding Corporation

Saskatchewan Water Corporation

SaskEnergy Incorporated

Insurance & Financing 3

Municipal Financing Corporation of Saskatchewan 1d

Saskatchewan Auto Fund

Saskatchewan Government Insurance

Workers’ Compensation Board (Saskatchewan) 1d

Liquor & Gaming 3

Liquor and Gaming Authority

Saskatchewan Gaming Corporation

Social Services and Assistance

Ministry of Advanced Education 2b

Ministry of Government Relations 2b

Ministry of Social Services

Saskatchewan Housing Corporation 1d

Saskatchewan Legal Aid Commission

Transportation

Ministry of Government Relations 2b

Ministry of Highways 2a 5b

Transportation Partnerships Fund

[1]	The year-ends of certain entities differ from March 31, 2021: [a] April 30, 2020; [b] June 30, 2020; [c] August 31, 2020; [d] December 31, 2020.

[2]	Activities are allocated across more than one theme: [a] primary activity; [b] secondary activity.

[3]	Included in Other for segment disclosure (schedule 16).

[4]	Entity wound-up during 2020-21.

[5]	During 2020-21, Ministry’s name changed from: [a] Central Services; [b] Highways and Infrastructure; [c] Corrections and Policing.

Government of Saskatchewan Public Accounts 2020-21  83

Glossary of Terms

Glossary of Terms

Accumulated (Deficit): The amount by which expense has exceeded revenue from the beginning of incorporation (1905) plus any adjustments that were charged directly to the accumulated deficit. It is calculated as the difference between total assets and liabilities.

Accumulated Surplus: The amount by which revenue has exceeded expense from the beginning of incorporation (1905) plus any adjustments that were charged directly to the accumulated surplus. It is calculated as the difference between total assets and liabilities.

Amortization: A systematic process of allocating an amount to revenue or expense over a period of time. Capital assets are amortized to expense over their expected remaining economic life. Actuarial gains and losses, such as those experienced by pension plans, are also amortized.

Amortized Cost: The initial cost of a security adjusted for the cumulative amortization of any purchase premium or discount, less any principal repayments.

Canada Health Transfer: A federal transfer provided, on an equal per capita cash basis, to jurisdictions in support of health care.

Canada Social Transfer: A federal transfer provided, on an equal per capita cash basis, to jurisdictions in support of post-secondary education, social assistance and social services, and early childhood development, early learning and childcare.

Capital Asset: An asset with physical substance held by the Government that has an economic life extending beyond one year, to be used on a continuing basis and is not for sale in the ordinary course of operations.

Capital Transfer: A grant provided to a third party such as a university or municipality to acquire or develop capital assets.

Consolidation: The method used to account for government service organizations (GSOs) in the Summary Financial Statements (SFS) in which the accounts of GSOs are adjusted to the basis of accounting described in note 1 of the SFS and then combined. Inter-organization balances and transactions are eliminated.

Contingency: A possible right to economic resources, or obligation that results in future sacrifice of economic benefits, arising from existing conditions or situations involving uncertainty.

Contractual Obligation: An obligation to others that will become a liability in the future when the terms of contracts or agreements are met.

Contractual Right: A right to economic resources arising from contracts or agreements that will result in both an asset and revenue in the future.

Debenture: A certificate of indebtedness where the issuer promises to pay interest and repay principal by a maturity date. It is usually unsecured, meaning there are no liens or pledges on any specific assets.

Debt: An obligation incurred through the issuance of debt instruments. Terms used when describing debt include:

Government business enterprise (GBE) specific debt is debt issued by GBEs and debt issued by the General Revenue Fund (GRF) specifically on behalf of a GBE where the government expects to realize the receivable from the GBE and settle the external debt simultaneously.

Gross debt is borrowings through the issuance of debt instruments such as promissory notes and debentures.

Sinking funds are funds set aside for the repayment of debt.

Public debt is gross debt net of sinking funds.

General debt is public debt net of loans to Crown corporations for GBE specific debt.

Guaranteed debt is the debt of others that the Government has agreed to repay if others default.

Deficit: The amount by which expense exceeds revenue for a fiscal period.

84  Government of Saskatchewan Public Accounts 2020-21

Glossary of Terms

Derivative: A contract in which the value is based on the performance of an underlying financial asset, index or other investment. It does not require an initial investment and is settled at a future date.

Financial Asset: An asset that can be used to discharge existing liabilities or finance future operations and is not for consumption in the normal course of operations.

Financial Instrument: Any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party.

Financing Charges: Costs associated with general debt, pension liabilities, obligations under long-term financing arrangements, such as public private partnerships, and capital lease obligations. Financing charges include interest, foreign exchange gains and losses, discounts, fees and commissions.

Fixed Rate: An interest rate that remains fixed either for an entire term or part of a term.

Floating Rate: An interest rate that changes on a periodic basis.

General Revenue Fund (GRF): The primary operational account for the Government through which all provincial monies under the direct authority of the Legislative Assembly are collected and disbursed.

Government Business Enterprise (GBE): An organization that is controlled by the Government, is self-sufficient and has the financial and operating authority to sell goods and services to individuals and organizations outside the government reporting entity as its principal activity. GBEs are recorded in the SFS using the modified equity method.

Government Reporting Entity: A set of organizations that are either controlled by the Government (government service organizations and government business enterprises) or subject to shared control (partnerships). Trusts administered by the Government are excluded from the government reporting entity.

Government Service Organization (GSO): An organization that is controlled by the Government, except those designated as GBEs or government partnerships. GSOs are consolidated in the SFS.

Gross Domestic Product (GDP): The standard measure of the overall size of an economy, the value of all goods and services produced during a given period.

Hedge: A strategy to minimize the risk of loss on an asset (or liability) from market fluctuations such as interest rate or foreign exchange rate changes. This is accomplished by entering into offsetting commitments with the expectation that a future change in the value of the hedging instrument will offset the change in the value of the asset (or liability).

Modified Equity: The method used to account for GBEs in the SFS. The Government’s investment, which is originally recorded at cost, is adjusted annually to include the net earnings (losses) and other net equity changes of the GBE.

Net Debt: It is the difference between liabilities and financial assets and represents the future revenue required to pay for past transactions or events.

Net Realizable Value: The selling price of an asset less any costs incurred to make the sale.

Non-Financial Asset: An asset that is acquired, constructed or developed and does not normally provide resources to discharge existing liabilities.

Other Comprehensive Income (Loss) (OCI): OCI includes certain unrealized gains and losses of GBEs that are excluded from net income but recognized as a change in net debt and accumulated surplus during the period.

Partnership: A contractual arrangement between the Government and one or more partners outside the government reporting entity where the partners share, on an equitable basis, the risks and benefits of the partnership. Partnerships are proportionately consolidated in the SFS.

Pension Liability: An actuarial estimate of discounted future payments to be made to retirees under government pension plans, net of plan assets.

Premium/Discount: The amount by which the selling price of a security is greater or less than its par or face value.

Government of Saskatchewan Public Accounts 2020-21  85

Glossary of Terms

Present Value: The current value of one or more future cash payments, determined by discounting the future cash payments using interest rates.

Proportionate Consolidation: The method used to account for partnerships in the SFS in which the accounts of partnerships are adjusted to the basis of accounting described in note 1 of the SFS and then the Government’s proportionate share are combined. Inter-organization balances and transactions are eliminated.

Public Private Partnership (P3): A method of procuring infrastructure assets under a contractual arrangement in which a private contractor: provides some or all of the financing for the project; designs and builds the project, often providing operations and maintenance for the project; and receives payments over an extended period of time.

Related Party: A related party exists when one party has the ability to exercise control or shared control over the other. Two or more parties are related when they are subject to common control or shared control. Related parties also include key management personnel, their close family members and entities controlled by, or under shared control of, any of these individuals.

Remediation: The improvement of a contaminated site to prevent, minimize or mitigate damage to human health or the environment.

Restructuring Transaction: A transfer of an integrated set of assets and/or liabilities, together with related program or operating responsibilities without consideration based primarily on the fair value of the individual assets and liabilities transferred.

Segment: A distinguishable activity or group of activities of a government for which it is appropriate to separately report financial information to help users of the SFS identify the resources allocated to support the major activities of a government.

Subsidiary: An organization that is wholly-owned or controlled by another organization.

Summary Financial Statements (SFS): The statements prepared to account for the full nature and extent of the financial activities of the Government.

Surplus: The amount by which revenue exceeds expense for a fiscal period.

Transfer: A transfer of money from a government to an individual, an organization or another government for which the government making the transfer does not: receive any goods or services directly in return, as would occur in a purchase/sale transaction; expect to be repaid, as would be expected in a loan; or expect a financial return, as would be expected in an investment.

Unrealized Foreign Exchange Gain (Loss): Potential gains and losses arise on foreign currency denominated monetary items when the exchange rate fluctuates. The unrealized foreign exchange gain (loss) represents the portion of this potential gain (loss) that has not been included in the accumulated surplus to date, but rather will be recognized over the remaining life of the monetary item.

86  Government of Saskatchewan Public Accounts 2020-21

ANNEX B—2021-22 FIRST QUARTER FINANCIAL REPORT

See attached.

B-1

2021-22 First Quarter Financial Report Government of Saskatchewan August 26, 2021

2021-22 First Quarter

HIGHLIGHTS

Overview

Challenges facing the agriculture sector, funding to help make child care more affordable, better-than-expected commodity prices and increased federal transfers will impact the province’s financial situation in 2021-22.

The net result is a projected deficit of $2.74 billion, up $126.5 million from budget.

Despite ongoing uncertainty around the impact of drought conditions and the lingering impacts of the pandemic, Saskatchewan’s economic performance through the first quarter is consistent with budget expectations, with aspects of the provincial economy showing strength.

Revenue

Revenue is forecast to increase from budget by $757.3 million (5.2 per cent).

$359.9 million of this revenue increase is from non-renewable resources—primarily due to higher oil and potash prices.

Federal transfers are up $401.1 million from budget, including $131.6 million for early learning and child care, $124.1 million for Saskatchewan’s share of the Helping Our Health Systems Recover program and $62.6 million in one-time top-up funding for the Canada Community-Building Fund.

Expense

Total expense is up $883.8 million (5.2 per cent) from budget.

$706.6 million of that increase is due to pressures in the agriculture sector, along with increases of $131.6 million for early learning and child care, and $62.6 million for municipalities.

This is partly offset by a forecast $44.4 million decrease in pension expense.

Debt

Public debt is forecast to be $90.7 million higher than budget, primarily due to higher General Revenue Fund (GRF) operating debt due to the increase in the operating deficit resulting from higher agriculture support payments, offset partially by higher expected revenue from resource royalties.

Economy

According to private-sector forecasters, Saskatchewan’s real GDP is now expected to grow by 5.6 per cent in 2021 and by 3.8 per cent in 2022.

Employment in the first seven months of 2021 increased by 15,029 or 2.8 per cent compared to the first seven months of 2020, and Saskatchewan’s unemployment rate dropped from an average of 9.4 per cent to 7.3 per cent, fourth lowest among the provinces.

2021-22 First Quarter Financial Report page 1

  2021-22 BUDGET UPDATE - FIRST QUARTER

(Millions of Dollars)	Budget	First Quarter Forecast	Change
Revenue

Taxation	7,238.0	7,238.0	-

Non-renewable resources	1,328.5	1,688.4	359.9

Net income from government business enterprises	899.2	850.9	(48.3)

Other own-source revenue	2,104.1	2,148.7	44.6

Transfers from the federal government	2,908.5	3,309.6	401.1
Total Revenue	14,478.3	15,235.6	757.3

Expense

Agriculture	879.3	1,585.9	706.6

Community development	690.4	753.0	62.6

Economic development	527.0	540.3	13.3

Education	3,753.2	3,867.1	113.9

Environment and natural resources	414.9	414.9	-

Financing charges	755.0	755.0	-

General government	524.6	499.9	(24.7)

Health	6,535.3	6,535.3	-

Protection of persons and property	845.1	857.2	12.1

Social services and assistance	1,556.7	1,556.7	-

Transportation	607.7	607.7	-
Total Expense	17,089.2	17,973.0	883.8

Deficit	(2,610.9)	(2,737.4)	(126.5)

2021-22 First Quarter Financial Report page 2

REVENUE UPDATE

At first quarter, revenue is forecast to be $757.3 million (5.2 per cent) higher than budget.

Non-Renewable Resources

Forecast revenue from non-renewable resources is up nearly $360 million from budget, primarily due to higher oil and potash revenue.

Oil and natural gas revenue is expected to be nearly $205 million higher, primarily due to higher West Texas Intermediate (WTI) oil prices, a narrower light-heavy oil price differential and an increase in oil production, partly offset by a higher average exchange rate forecast.

Potash revenue is expected to be $149 million higher, primarily due to higher average prices (US$231 per KCl tonne, up US$40 from budget), partly offset by a higher exchange rate.

In addition, the First Quarter Financial Report includes a $10 million increase in the resource surcharge, reflecting higher-than-budgeted oil and potash value of sales forecasts, and a $3 million increase in Crown land sales, reflecting a higher-than-expected April subsurface mineral rights sale.

The forecast increase in non-renewable resource revenue is partly offset by a $7 million decrease in other non-renewable resources revenue—including uranium, coal and other minerals—primarily due to the larger-than-budgeted impact of the Cigar Lake mine closure on uranium royalties.

Key Assumptions

WTI

WTI is now forecast to average US$68.04 per barrel in 2021-22, up from US$54.33 at budget. WTI averaged US$67.66 from April to the end of July. A US$1 per barrel change in the fiscal-year average WTI oil price results in an estimated $14 million change in 2021-22 oil royalties (all else being equal).

Oil Differential and Production

The light-heavy oil differential forecast at first quarter is 13.3 per cent, down from 19.7 per cent at budget. A lower differential results in higher oil revenue for Saskatchewan (all else being equal). Oil production is forecast to be 163.1 million barrels at first quarter, up from 160.0 million barrels at budget.

Exchange Rate

The exchange rate is now forecast to average 82.2 U.S. cents in 2021-22, up from 79.1 U.S. cents at budget. From April through the end of July, the Canadian dollar averaged 81.0 U.S. cents. A 1 U.S. cent change in the fiscal-year average exchange rate results in an estimated $28 million change in 2021-22 non-renewable resource revenue (all else being equal). A lower exchange rate results in higher revenue and a higher exchange rate results in lower revenue, as resource exports are priced in US dollars.

2021-22 NON-RENEWABLE RESOURCES FORCAST ASSUMPTIONS

	2020-21 Actual	2021-22 Budget	First Quarter	Change
WTI Oil Price (US$/barrel)	42.32	54.33	68.04	13.71

Light-Heavy Differential (% of WTI)	16.9	19.7	13.3	(6.4)

Well-head Oil Price (C$/barrel)[1]	36.54	49.31	65.41	16.10

Oil Production (million barrels)	152.5	160.0	163.1	3.1

Potash Price (mine netback, US$/KCl tonne)[2]	180	191	231	40

Potash Price (mine netback, C$/K2O tonne)[2]	390	396	465	69

Potash Sales (million K2O tonnes)[2]	14.1	14.3	14.1	(0.2)

Canadian Dollar (US cents)	75.75	79.12	82.17	3.05

  1 The average price per barrel of Saskatchewan light, medium and heavy oil.

  2 Ministry of Finance calculations derived from calendar-year forecasts.

2021-22 First Quarter Financial Report page 3

Federal Transfers

Transfers from the federal government are forecast to be up $401.1 million from budget, largely due to:

•	$131.6 million for Saskatchewan’s share of the Canada-wide Early Learning and Child Care Agreement and the Early Learning and Child Care one-time workforce investment;

•	$124.1 million for Saskatchewan’s share of the Helping Our Health Systems Recover program;

•	$62.6 million in one-time top-up funding for the Canada Community-Building Fund;

•	$31.2 million increase due to a higher federal portion of Crop Insurance premiums as a result of an increase in insured acres and higher prices; and

•	$31.0 million for Saskatchewan’s share of Canada’s COVID-19 Immunization Plan.

Government Business Enterprises (GBEs) Net Income

Net income from GBEs is forecast to be down $48.3 million from budget reflecting reductions of:

•	$18.2 million at SaskPower, primarily due to higher operating costs, partially offset by higher electricity sales;

•	$14.7 million at SaskEnergy, mainly reflecting lower natural gas sales and lower profit margins; and

•	$11.2 million at the Workers’ Compensation Board, mainly due to higher claims costs, partially offset by higher investment income.

Other net changes across the GBE sector amount to a decrease of $4.2 million.

Other Own-Source Revenue

Other own-source revenue is forecast to be up $44.6 million from budget, due to a $34.6 million increase in insurance revenue (mainly due to higher Crop Insurance producer premiums as a result of an increase in insured acres and higher prices) and a $10.0 million increase in forestry fee revenue.

Taxation

The forecast for taxation revenue is unchanged from budget. Forecasts will be updated at mid-year when more data is available.

2021-22 First Quarter Financial Report page 4

2021-22 SCHEDULE OF REVENUE

(Millions of Dollars)	Budget	First Quarter Forecast	Change

Taxation

Corporation income	754.6	754.6	-

Fuel	477.9	477.9	-

Individual income	2,420.8	2,420.8	-

Property	784.8	784.8	-

Provincial sales	2,144.0	2,144.0	-

Tobacco	201.8	201.8	-

Other	454.1	454.1	-

Total Taxation	7,238.0	7,238.0	-

Non-Renewable Resources

Crown land sales	9.2	12.1	2.9

Oil and natural gas	505.1	710.0	204.9

Potash	431.8	581.1	149.3

Resource surcharge	302.6	312.6	10.0

Other	79.8	72.6	(7.2)

Total Non-Renewable Resources	1,328.5	1,688.4	359.9

Net Income from Government Business Enterprises

Municipal Financing Corporation	1.1	1.1	-

Saskatchewan Auto Fund	192.1	192.1	-

Saskatchewan Gaming Corporation	11.5	6.0	(5.5)

Saskatchewan Government Insurance	40.0	40.0	-

Saskatchewan Liquor and Gaming Authority	423.4	428.9	5.5

Saskatchewan Power Corporation	16.7	(1.5)	(18.2)

Saskatchewan Telecommunications Holding Corporation	100.0	100.0	-

Saskatchewan Water Corporation	7.0	7.1	0.1

SaskEnergy Incorporated	49.7	35.0	(14.7)

Saskatchewan Workers’ Compensation Board	(1.3)	(12.5)	(11.2)

Consolidation adjustments	59.0	54.7	(4.3)

Total Net Income from Government Business Enterprises	899.2	850.9	(48.3)

Other Own-Source Revenue

Fees	1,170.0	1,180.0	10.0

Insurance	282.7	317.3	34.6

Investment income	88.4	88.4	-

Transfers from other governments	73.2	73.2	-

Miscellaneous	489.8	489.8	-

Total Other Own-Source Revenue	2,104.1	2,148.7	44.6

Transfers from the Federal Government

Canada Health Transfer	1,330.4	1,330.4	-

Canada Social Transfer	477.4	477.4	-

Other	1,100.7	1,501.8	401.1

Total Transfers from the Federal Government	2,908.5	3,309.6	401.1

Total Revenue	14,478.3	15,235.6	757.3

2021-22 First Quarter Financial Report page 5

EXPENSE UPDATE

At first quarter, total expense is forecast to be $883.8 million (5.2 per cent) higher than budgeted.

The increase in expense is primarily due to an additional $706.6 million in agriculture. This includes a $588 million increase to expected Crop Insurance indemnities resulting from the impact of drought conditions (bringing the total indemnity forecast this year to $1.1 billion). It also includes $119 million through the AgriRecovery program, to help producers maintain breeding stock and address the high costs they face due to current drought conditions.

Education expense is forecast to increase by $113.9 million, including $131.6 million to help make child care more affordable and increase support for early childhood educators, partially offset by a $17.7 million decrease in pension expense for the Teachers Superannuation Plan.

There is also a $62.6 million increase in community development related to the Canada Community-Building Fund announced in March 2021 by the federal government.

In addition, economic development expense is now forecast to be $13.3 million higher than budgeted, primarily due to increased payments through the Small Business Emergency Payment program.

Protection of persons and property expense is forecast to be $12.1 million higher than budgeted, primarily due to increased costs incurred by the Saskatchewan Public Safety Agency for response activities related to wildfires in Northern Saskatchewan.

Expense for general government is forecast to be $24.7

million lower than budgeted primarily due to a $26.7 million decrease in pension expense for the Public Service Superannuation Plan offset partially by $2.0 million to the Federation of Sovereign Indigenous Nations to support research into undocumented deaths and burials on formerly federally operated residential school locations in Saskatchewan.

All other expense themes are forecast to be on budget.

PUBLIC DEBT UPDATE

At first quarter, public debt is now forecast to be $27.9 billion at March 31, 2022, which is $90.7 million higher than budgeted.

The increase in forecast public debt from budget is primarily attributable to $125.0 million of higher GRF operating debt and $87.6 million of incremental debt at SaskTel, partially offset by $102.7 million of lower debt at SaskPower.

The higher forecast GRF operating debt pertains to the increase in the operating deficit resulting from higher agriculture support payments partially offset by higher expected revenue from resource royalties.

The additional debt at SaskTel is due to obligations arising from the recently completed 5G spectrum auction.

The lower forecast debt at SaskPower is largely due to lower-than-expected cash needs on contracts that hedge the price of natural gas, and lower-than-expected carbon tax obligations for 2019 and 2020 due to maximizing lower emission power generation, as well as timing differences with respect to 2021 carbon tax obligations.

Debt charges are unchanged from budget at $755 million.

2021-22 PUBLIC DEBT UPDATE -FIRST QUARTER

As at March 31 (Millions of Dollars)	Budget	First Quarter Forecast	Change

General Revenue Fund

- Operating	9,400.0	9,525.0	125.0

- Saskatchewan Capital Plan	8,142.0	8,142.0	-

Other Government Service Organizations	313.4	309.9	(3.5)

Government Service Organization Debt	17,855.4	17,976.9	121.5

Government Business Enterprise Debt	9,910.9	9,880.1	(30.8)

Public Debt	27,766.3	27,857.0	90.7

Guaranteed Debt	0.1	0.1	-

2021-22 First Quarter Financial Report page 6

2021-22 SCHEDULE OF PUBLIC DEBT

As at March 31

(Millions of Dollars)	Budget	First Quarter Forecast	Change from Budget

Government Service Organization Debt

General Revenue Fund

-Operating	9,400.0	9,525.0	125.0

-Saskatchewan Capital Plan [1]	8,142.0	8,142.0	-

Boards of Education	136.9	134.4	(2.5)

Global Transportation Hub Authority	40.2	40.2	-

Health Sector Affiliates	9.6	9.6	-

Saskatchewan Health Authority	59.7	59.7	-

Saskatchewan Opportunities Corporation	49.3	48.3	(1.0)

Water Security Agency	14.3	14.3	-

Other	3.4	3.4	-

Government Service Organization Debt	17,855.4	17,976.9	121.5

Government Business Enterprise Debt

Municipal Financing Corporation of Saskatchewan	243.8	243.8	-

Saskatchewan Gaming Corporation	5.0	5.0	-

Saskatchewan Liquor and Gaming Authority	89.8	89.8	-

Saskatchewan Power Corporation	6,413.2	6,310.5	(102.7)

Saskatchewan Telecommunications Holding Corporation	1,335.3	1,422.9	87.6

Saskatchewan Water Corporation	80.9	77.5	(3.4)

SaskEnergy Incorporated	1,742.9	1,730.6	(12.3)

Government Business Enterprise Debt [2]	9,910.9	9,880.1	(30.8)

Public Debt [3]	27,766.3	27,857.0	90.7

Guaranteed Debt	0.1	0.1	-

[1] General Revenue Fund - Saskatchewan Capital Plan consists of amounts borrowed by the General Revenue Fund to finance investment in infrastructure assets.

2 GBE debt includes both general debt and GBE-specific debt. General debt of GBEs is the amount transferred from the General Revenue Fund to a GBE and recorded as a loan receivable in the Summary Financial Statements. GBE-specific debt is debt issued by, or specifically on behalf of, GBEs. GBE-specific debt is included in “Investment in government business enterprises” in the Summary Financial Statements.

[3] Public debt is shown net of sinking funds.

2021-22 First Quarter Financial Report page 7

ECONOMIC UPDATE

At first quarter, Saskatchewan’s economic performance remains on track with budget expectations, with many aspects of the provincial economy performing well. However, there are risks posed by prolonged drought conditions and by the increasing spread of the Delta variant of COVID-19 around the world and especially in the United States.

Key Economic Measures

Employment in the first seven months of 2021 increased by 15,029 or 2.8 per cent compared to the first seven months of 2020, and Saskatchewan’s unemployment rate dropped from an average of 9.4 per cent to 7.3 per cent, fourth lowest among the provinces.

Wholesale trade, average weekly earnings, international goods exports, and retail sales have increased in 2021 compared to the same period in 2020.

Saskatchewan has also posted the second-strongest growth in manufacturing sales and new housing starts among Canadian provinces so far this year.

In addition, building construction investment increased, driven by a significant increase in residential construction investment, which has been positively impacted by low interest rates.

SASKATCHEWAN ECONOMIC INDICATORS IN 2021
(as of first quarter)		Saskatchewan		Canada
	Level	% Change	Rank	% Change	Period

Population at Apr. 1 (000s)	1,179.9	0.0	9	0.4	April

Employment (000s)*	552.1	2.8	10	5.1	Jan-Jul

Unemployment Rate (%)*	7.3	n.a	4th lowest	8.3	Jan-Jul

Employment Rate (%)*	62.1	n.a	2	59.5	Jan-Jul

Consumer Price Index (2002=100)*	143.2	2.1	lowest	2.6	Jan-Jul

Average Weekly Earnings ($)*	1,103.1	1.2	7	4.8	Jan-May

Retail Sales ($B)**	8.5	19.3	9	21.6	Jan-May

Wholesale Trade ($B)**	15.4	9.0	10	19.4	Jan-Jun

New Motor Vehicle Sales (# of Units)**	22,572	26.6	9	31.1	Jan-Jun

Food Services & Drinking Places Sales ($M)**	681.5	16.9	4	1.0	Jan-May

Manufacturing Sales ($B)**	9.8	37.1	2	20.3	Jan-Jun

International Goods Exports ($B)**	17.8	20.1	6	22.1	Jan-Jun

Building Permits ($B)**	0.8	34.6	6	35.5	Jan-Jun

Housing Starts (# of Units)**	2,237	101.9	2	46.7	Q1 & Q2

Investment in Building Construction ($B)**	1.9	26.6	6	28.2	Jan-Jun

Residential ($B)**	1.5	73.8	4	46.9	Jan-Jun

Non-residential ($B)**	0.4	(33.8)	10	(5.2)	Jan-Jun

  Source: Statistics Canada, August 2021

  *Year to date average

  **Year to date total

2021-22 First Quarter Financial Report page 8

Non-Renewable Resources

Potash production increased by 6.5 per cent in the first six months of 2021.

The increase in global oil demand has seen the benchmark WTI oil price increase from an average of about US$39.40 per barrel in 2020, to an average of about US$63.45 from January through the end of July 2021.

The value of oil sales increased by more than 109 per cent in the first five months of 2021 compared to the same period last year.

The recent surge in oil prices, driven by strong demand, will help stimulate the recovery of Saskatchewan’s oil and gas industry.

Agriculture

Saskatchewan’s farm and intermediate food product exports have increased by more than 15.6 per cent so far in 2021, compared to the same period in 2020. The impact of drought, however, is a major risk for this sector.

Real GDP

According to private-sector forecasters, Saskatchewan’s real GDP is now expected to grow by 5.6 per cent in 2021 and by

3.8 per cent in 2022.

At budget, these private-sector forecasters expected Saskatchewan’s real GDP to grow by 4.6 per cent in 2021 and by 3.6 per cent in 2022, after an estimated 5.2 per cent decline in 2020.

Government’s real GDP forecast at budget was 3.4 per cent growth in 2021, followed by growth of 3.2 per cent in 2022. This is after an estimated 4.2 per cent decline in real GDP forecast for 2020.

Population

Saskatchewan’s population grew marginally—by 288 persons—between April 1, 2020, and April 1, 2021. The province’s population now stands at about 1,179,900 persons (as of April 1, 2021).

CURRENT PRIVATE SECTOR REAL GDP FORECASTS FOR SASKATCHEWAN*

	2021	2022	Release Date

IHS Markit	5.6	4.4	21-May

CBOC	6.3	4.2	21-Jun

TD Bank	5.7	4.0	21-Jun

Royal Bank of Canada	5.7	4.0	21-Jun

Bank of Montreal	5.3	3.2	21-Aug

CIBC	5.6	3.4	21-Jul

Scotiabank	5.5	3.6	21-Jul

National Bank	5.4	3.5	21-Jul

Laurentian Bank	5.6	3.5	21-Jul

Average	5.6	3.8

2021-22 Budget Forecast	3.4	3.2

  *Per cent increase in Real GDP

2021-22 First Quarter Financial Report page 9

ANNEX C—PROVINCIAL BUDGET 2021-22

See attached.

C-1

SASKATCHEWAN PROVINCIAL BUDGET

21-22

PROTECT. BUILD. GROW.

M I N I S T E R’ S    M E  S S A G E

I am pleased to table the 2021-22 Budget and supporting documents for public discussion and review.

The 2021-22 Budget will protect Saskatchewan people through the pandemic.

It provides direct funding to fight COVID-19, and record levels of investments in health care, education, social services and assistance and protection of persons and property.

This Budget will build Saskatchewan. Capital investment of $3.1 billion will help our economy and create jobs. The 2021-22 Budget invests in new long-term care facilities, hospitals, schools, highways and vital municipal infrastructure. Crown corporations will see important capital projects move forward.

This Budget will grow Saskatchewan through key investments and incentives, and it will keep life affordable for families.

The 2021-22 Budget has a forecast deficit of $2.6 billion. We project the province’s fiscal path will steadily improve over the next three years with smaller deficits of $1.7 billion in 2022-23; $1.2 billion in 2023-24; and $770 million in 2024-25. A return to balance is expected in 2026-27.

Revenue is forecast at $14.5 billion in this Budget, with most revenue categories forecast to increase compared to the latest 2020-21 forecast.

Expense of $17.1 billion is projected in this Budget, an increase of about $1.0 billion compared to last year.

This Budget protects lives and livelihoods by providing significant support, as more people become vaccinated and life begins to return to normal.

This Budget builds. This Budget ensures Saskatchewan is ready for growth, as our economy recovers and more investment comes into our province.

The 2021-22 Budget charts a clear course for our province through the remainder of the pandemic and into the strong recovery that will follow.

Honourable Donna Harpauer

Deputy Premier and Minister of Finance

T A B L E  O F  C O N T E N T S

SASKATCHEWAN PROVINCIAL BUDGET

21-22

GOVERNMENT DIRECTION FOR 2021-22

G o v e r n m e n t     D i r e c t i o n    f o r    2 0 2 1 - 2 2 :

PROTECT. BUILD. GROW.

The 2021-22 Budget will protect, build and grow Saskatchewan.

It will protect Saskatchewan people through the pandemic, as more vaccines are received and life begins to return to normal.

This Budget protects the health and public safety of Saskatchewan people and the province’s economy in the fight against COVID-19. Record investments in health care, pre-K to grade 12 and post-secondary education, social services and assistance, and the protection of persons and property, will help Saskatchewan move forward.

This Budget will build Saskatchewan.

Budget 2021-22 sees investment into new long-term care facilities, hospitals, schools, highways and vital municipal infrastructure. This Budget includes Crown capital for power generation, telecommunications networks, distribution of natural gas, and other needed services – to help stimulate the economy and meet the needs of Saskatchewan people.

This Budget will grow Saskatchewan through key investments and incentives, and will keep life affordable for families. The province’s economy is forecast to grow, as the effects of the pandemic ease over time. Saskatchewan’s economy has fared better than most through this health crisis, with continued high levels of employment, and growth in housing starts, wholesale trade and international exports.

However, our province hasn’t been immune from the significant impact of COVID-19. The recovery that began in the summer of 2020 was muted by a second wave of COVID-19 in the fall and winter, making the near-term outlook less certain.

And while Saskatchewan’s real GDP is forecast to grow 3.4 per cent in 2021, a projected 4.2 per cent contraction in 2020 means the province’s finances have been impacted by the effects of the pandemic. As a result, the plan to recover will take longer than expected.

A course has been set to meet the fiscal challenge. Government will manage carefully, without reckless cuts or large tax increases that would threaten both the pandemic response and a strong recovery.

Government’s fiscal foundation remains strong, anchored by one of the lowest net-debt-to-GDP ratios in the country. This means Government has the resources required and will make the investments needed to protect people, to build the province and to grow.

BUDGET

For the Year Ended March 31

(millions of dollars)	2018-19 Actual	2019-20 Actual	2020-21 Budget	2020-21 Forecast	2021-22 Budget

Revenue	14,502	14,887	13,649	14,096	14,478

Expense	14,769	15,206	16,075	15,961	17,089

Deficit	(268)	(319)	(2,426)	(1,865)	(2,611)

          Totals may not add due to rounding.

6  Budget 2021-22

SASKATCHEWAN’S FINANCES

Saskatchewan’s 2021-22 Budget projects a $2.6 billion deficit. Through the next three years, the fiscal path steadily improves with smaller deficits of $1.7 billion in 2022-23, $1.2 billion in 2023-24 and $770 million in 2024-25.

By carefully managing the province’s finances while continuing to make the investments needed for a strong recovery, Government expects this trajectory to continue, resulting in a balanced budget in 2026-27.

Revenue is forecast at $14.5 billion, up $830 million, or 6.1 per cent, from last year’s budget and about $383 million, or 2.7 per cent higher than the current 2020-21 forecast.

All categories of revenue are forecast to increase in the 2021-22 Budget over the current 2020-21 forecast, with the exception of net income from government business enterprises, which benefitted from one-time investment gains last year, and lower transfers from the federal government due to the discontinuation of one-time federal COVID-19 support provided in 2020-21.

This year’s budget also includes a number of changes to improve tax fairness, including the taxation of vapour products, and heat-not-burn tobacco products. As well, the Budget introduces changes to Education Property Tax mill rates that will increase provincial revenue available for pre-K to grade-12 education in line with year-over-year inflation.

This Budget will introduce a road use fee for electric vehicles at the time of registration. This will ensure fairness to all road users contributing to road maintenance and replacement.

Expense of $17.1 billion is projected in the 2021-22 Budget, an increase of $1.0 billion, or 6.3 per cent from last year’s budget, and up

$1.1 billion, or 7.1 per cent, from the current 2020-21 forecast.

The 2021-22 Budget protects lives and livelihoods by providing significant support to Saskatchewan people, the economy and jobs through the pandemic. There are increases for the vital areas of health, social services and assistance, the K-12 and post-secondary education sectors, and protection of persons and property.

Saskatchewan continues to manage its debt responsibly and its net-debt-to-GDP ratio is among the lowest in the country.

NET DEBT AS A PER CENT OF GDP

(As at March 31, 2021)

   Sources: Net Debt: Jurisdictions’ most recent data

                  (as of March 16, 2021)

                  GDP, SK: Saskatchewan Ministry of Finance

                  All others: Statistics Canada, IHS Markit

Total public debt, including the debt of Crown corporations, is projected to be $27.8 billion at March 31, 2022, a $4.2 billion increase from the prior year.

Borrowing is for operations and new capital investment to build hospitals, schools, highways, municipal and Crown infrastructure.

Responsible management of the Province’s finances has secured Saskatchewan the second-highest credit ratings in the country, when the ratings from the

Budget 2021-22   7

three major agencies – Moody’s Investors Service, Standard and Poor’s and DBRS Morningstar, are considered.

(More detailed information is available in the 2021-22 Financial Outlook, beginning on page 41, in the 2021-22 Revenue Initiatives section beginning on page 61 and in 2021-22 Borrowing and Debt which begins on page 56.)

PROTECT

COVID-19 Response

Government has dedicated $4.8 billion in support to help protect Saskatchewan lives and livelihoods in the fight against COVID-19, including $1.5 billion in this Budget, after $2.0 billion of support in the 2020-21 fiscal year. A further $1.3 billion of support is in place for the next two years.

The 2021-22 Budget includes economic support and funding to protect people’s health and safety in the continued response to COVID-19.

(More detailed information is included on pages 18 to 21 in the 2021-22 COVID-19 Response section.)

Health

This year’s record budget for health of $6.54 billion, up $359.0 million or 5.8 per cent from last year’s budget, will strengthen the provincial health care system to protect families and communities.

Funding for health includes the Ministry of Health, the Saskatchewan Health Authority, eHealth, the Saskatchewan Cancer Agency and 3SHealth.

The Ministry of Health will protect Saskatchewan people with $6.12 billion in the 2021-22 Budget, an increase of $261 million or 4.5 per cent from 2020-21.

A $90.0 million increase in this Budget will support Saskatchewan’s comprehensive COVID-19 response, including the mass vaccination rollout, purchase of more personal protective equipment, supporting contact tracing measures and expansion of testing and assessment sites. Additional provincial laboratory capacity, supports for long-term care and coverage of added physician costs are also part of this funding.

Government will provide the Saskatchewan Health Authority (SHA) with a $3.96 billion grant this year, an increase of $221.4 million or 5.9 per cent over last year.

This Budget invests a record $458 million for mental health and addictions programs and services, up $23.4 million or 5.4 per cent from last year. The increase includes $7.2 million for targeted mental health and addictions services, including specific youth-focused initiatives, investments in suicide prevention and expansion of harm reduction and addictions treatment. It also includes $850,000 for 12 additional provincial addiction treatment beds, plus two pre-treatment beds at the addiction treatment centre located at St.Joseph’s Hospital in Estevan.

The remaining $16.2 million of the increase is primarily for hospital-based mental health and addictions services, physician visits and prescription drug costs. Mental health and addictions programs and services account for 7.5 per cent of the overall Ministry of Health budget.

In this Budget, $6.0 million will be used to hire approximately 100 continuing care aides who help long-term care clients with personal care, meals and medication. It’s the first year of a three-year $18.4 million Government commitment to hire 300 continuing care aides to work in long-term care and in existing and expanded home care services in rural and remote areas.

8  Budget 2021-22

This Budget also keeps the commitment to support children with Autism and their families, with $6.0 million to expand the Autism Spectrum Disorder (ASD) program to provide individualized funding for children ages six to 11.

A $5.0 million increase expands eligibility under the Saskatchewan Insulin Pump Program – the cost of an insulin pump will be covered for everyone in Saskatchewan who needs one. The funding will also cover continuous glucose monitoring for children and youth under the age of 18, fulfilling another Government commitment.

Seniors will have ambulance fees reduced to $135 per trip, down from $275 – through a $6.7 million increase in this Budget, meeting another commitment.

Emergency Medical Services will receive a $6.6 million increase to provide for additional ambulances in Regina and Saskatoon and to address delays when transferring patients, covering patient wait time fees and a new computer dispatch system.

A $1.4 million new investment will add a new STARS helicopter to deliver emergency care faster to rural and remote sites. Total provincial funding for STARS is now $11.88 million.

The Saskatchewan Cancer Agency will receive an additional $7.6 million or 3.9 per cent increase in the 2021-22 Budget, bringing their annual grant to $204 million, also the highest ever. This funding will ensure Saskatchewan patients have access to additional oncology drugs, treatments and medical resources to achieve the best possible outcomes.

Increased funding will expand treatment available in regional hospitals and will provide for a new medical oncologist position plus support staff to care for Saskatchewan people.

Education

Education across government, including spending related to pre-K to Grade 12 education, post-secondary education and career training programs and commissions, is $3.75 billion in this Budget, up $391.3 million or 11.6 per cent from last year.

The Ministry of Education will support pre-K to Grade 12 students with $2.66 billion in the 2021-22 Budget, an increase of $59.6 million or 2.3 per cent from 2020-21.

Saskatchewan’s 27 school divisions will receive $1.96 billion in operating funding for the 2021-22 school year, a $19.2 million increase. This includes fully funding the 2.0 per cent salary increase as part of the teachers’ collective bargaining agreement.

Federal-provincial Safe Schools funding of $155 million has been provided to help school divisions and independent schools over the last year during the pandemic. The funding helps protect students and staff, with more staff, IT equipment, personal protective equipment and cleaning supplies, and $20.7 million of this funding will carry over into the 2021-22 school year, with $134.2 million allocated in 2020-21.

An increase of $2 million, including an increase of $1.1. million for community-based organizations, in this Budget brings child care funding up to $75.5 million and will create an additional 176 new licensed home-based spaces and 51 new licensed centre spaces as part of the province’s four-year commitment to provide 750 new licensed child care spaces.

This Budget provides a nearly $1.6 million increase over last year for community-based organizations, including child care centres, for increased operating costs and salaries.

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Qualified independent schools will receive an increase of $3.1 million in operating funding to address additional costs including higher enrolment.

The 2021-22 Budget provides a significant multi-year investment to help grow the long-term financial sustainability of post-secondary institutions with additional funding to protect the post-secondary sector from the challenges created by the pandemic.

The Province will invest a total of $735 million in 2021-22. Beyond the typical base budget, Government will invest an additional $60 million over two years (2021-22 and 2022-23) to be utilized for: COVID-19 recovery, revenue generation, sector collaboration and achieving priorities set out in Saskatchewan’s Growth Plan. For the first time, Saskatchewan is providing a multi-year funding commitment to the sector, which was developed collaboratively and is focused on shared priorities.

The Budget includes $678.5 million for post- secondary institutions, an increase of $28.4 million or 4.4 per cent.

Budget 2021-22 also includes $39.8 million for student supports, an increase of $3.6 million, or 10.0 per cent.

This includes an increase in the Saskatchewan Advantage Scholarship from $500 to $750 annually per eligible student to help with tuition costs, fulfilling a Government commitment.

This Budget builds upon existing support programs, including the Graduate Retention Program, the most aggressive youth retention program in Canada, providing up to $20,000 in tax credits to eligible post-secondary graduates who remain in Saskatchewan and build their careers here. To date, more than 75,000 post-secondary graduates have claimed these credits by starting their careers in Saskatchewan.

Social services and assistance

Social services and assistance is budgeted at $1.56 billion for 2021-22, up $66.4 million or 4.5 per cent from 2020-21.

This theme includes the entire Ministry of Social Services budget, as well as small portions of other Executive Government ministries and spending through the Saskatchewan Housing Corporation and Saskatchewan Legal Aid Commission.

The Ministry of Social Services will support and protect those most in need, with a total $1.34 billion in the 2021-22 Budget, up $54.5 million or 4.2 per cent over last year.

The 2021-22 Budget meets Government’s commitment to increase benefits to seniors through $3.5 million in additional funding for the Seniors Income Plan (SIP). The investment will help low-income seniors enjoy a better quality of life with maximum payments increasing by $30 a month. It’s the sixth increase Government has made to SIP since 2008 and the increase takes effect July 1, 2021.

Also, the Budget provides $246,000 to meet Government’s commitment to further enhance communication services provided by the Canadian National Institute for the Blind and Saskatchewan Deaf and Hard of Hearing Services Inc. This new funding will support the hiring of a deafblind intervenor, an American Sign Language interpreter and a case manager.

The Ministry will provide increased funding of $6.7 million to third-party service providers, including a $4.2 million increase for those working with people with intellectual disabilities and a $2.5 million increase for those supporting at-risk children, youth and families.

10  Budget 2021-22

The increase recognizes the critical role third-party providers play to protect the province’s most vulnerable during the pandemic. The funding for Social Services providers is part of Government’s total $9.1 million lift for third-party service providers which are also funded through the ministries of Education, Health, Justice and Attorney General and Corrections and Policing.

This Budget includes a $19.0 million increase to the Saskatchewan Assured Income for Disability, or SAID, program to continue to support people with disabilities. And it includes a $9.1 million increase to address current and anticipated needs of people with intellectual disabilities.

The 2021-22 Budget includes Government-wide funding of $660.3 million, an increase of $48.8 million, for enhanced programming and increased utilization for people with disabilities. Since 2007-08, Government-wide funding for people with disabilities has increased by $445 million or 207 per cent.

Child and Family Programs ensure the safety and well-being of vulnerable children in the province and the 2021-22 Budget includes an increase of $8.2 million for new residential care spaces to support children and youth with developmental and complex behavioral needs through private treatment and group homes.

This Budget includes a $1.6 million increase to implement Parent Resources for Information, Development and Education, or PRIDE, Levels of Pay Phase II, a specialized training program that supports foster families to care for children with more intensive needs.

A $3.0 million increase supports more extended family caregivers and helps them remain connected to their culture and community, and a $1.4 million increase for in-home family supports, is aimed at preventing children from coming into the care of the Ministry. An additional $500,000 investment to Sanctum 1.5 will support high-risk expectant mothers with enhanced outreach and coordination of services.

Protection of persons and property

Protection of persons and property is comprised of the ministries of Corrections and Public Safety, Justice and Attorney General, Integrated Justice Services, Labour Relations and Workplace Safety and the Saskatchewan Provincial Safety Agency, and a number of funds, commissions and authorities.

Overall, protection of persons and property will see $845.1 million for the safety of Saskatchewan people, an increase of $38.6 million or 4.8 per cent from last year.

This Budget provides $92.4 million to the Saskatchewan Public Safety Agency (SPSA), a Treasury Board Crown committed to the protection of people, property and resources in the province.

The SPSA is coordinating the provincial non-health response to COVID-19 through the Agency’s Provincial Emergency Operations Centre, and this Budget also includes capital investment to modernize the province’s wildfire suppression fleet.

This Budget includes $3.6 million to put in place in 2022 a Turbo Commander aircraft, the first of four such aircraft being put in place over the next four years. There is also $9.2 million, the third installment of a four-year plan to acquire a CL215T Air Tanker that will be delivered in late 2022.

The Ministry of Justice and Attorney General will further protect the people of the province, with $163.6 million in the 2021-22 Budget, an increase of $8.4 million or 5.4 per cent over last year’s budget.

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In this Budget, $287,000 will be provided to the Public Complaints Commission to develop a Serious Incident Response Team (SIRT), making Saskatchewan’s police oversight consistent with that of other Canadian jurisdictions.

The 2021-22 Budget includes $530.8 million, an increase of $23.8 million or 4.7 per cent for the Ministry of Corrections and Public Safety. A total of $2.5 million, funded by both the federal and provincial governments, will be dedicated to the Saskatchewan Firearms Program which is being transitioned from the federal government to the Province.

More than $3.2 million is being invested in the Gang Violence Reduction Strategy, which provides addictions programming in provincial correctional facilities and intervention services to individuals who want to leave gangs.

Increased funding of $800,000 will be used to respond to interpersonal and domestic violence, including support for a public awareness campaign, a 24/7 Interpersonal Violence and Abuse Provincial Call Line in partnership with 211, the development of family intervention rapid support teams and expansion of the Victim Advocate Case Review initiative.

Approximately $110,000 will support the creation of a new Police and Crisis Team (PACT) for the Estevan region, to address increased volumes of mental health calls and approximately $243,000 will support police to enhance the capabilities of the provincial Internet Child Exploitation (ICE) units.

Nearly $4.3 million will fund pandemic-related measures in Saskatchewan’s courts and correctional facilities. This includes ongoing costs for personal protective equipment, cleaning services and other precautionary measures being taken in courts and correctional facilities.

BUILD

As Saskatchewan recovers from the effects of the pandemic, the province will focus on growth and a strong capital plan will be the foundation of its economic recovery.

Including $3.1 billion in this year’s budget, record investment of close to $37 billion in capital through Saskatchewan Crowns and Executive Government since 2008-09 has helped stimulate the economy and create jobs.

The 2021-22 Budget invests $162.0 million into health care capital, including $3.6 million for the future Grenfell long-term care facility, $7.6 million for the 80-bed La Ronge long-term care facility and $1.1 million to begin planning activities for long-term care facilities in Estevan, Watson and Regina.

This Budget also incudes $1.4 million for the Weyburn Hospital planning stage, $5.7 million for urgent care centres in Saskatoon and Regina and $1.4 million to allow for ongoing work on the program and design plans for the Prince Albert Victoria Hospital.

Since 2008-09, more than $1.9 billion in investment has built hospitals, including the Jim Pattison Children’s Hospital, Saskatchewan Hospital North Battleford, the Dr. F. H. Wigmore Hospital in Moose Jaw and 15 new long-term care facilities across the province. Investment has also led to the renewal of many health care facilities and the purchase of needed equipment.

In 2021-22, the Government of Saskatchewan will invest $830 million into operating, maintaining, building and improving the province’s roads and

12  Budget 2021-22

highways, the total Ministry of Highways appropriation, an increase of $115 million or 16 per cent.

The 2021-22 Budget invests $553.2 million into transportation capital, up $108.5 million in 2021-22.

This includes $520.1 million for investments into capital projects to improve safety and efficiency on key highway corridors, beginning twinning work on Highway 3 west of Prince Albert and multiple stimulus passing lane projects on Highways 2, 3, 12, 14 and 16.

It also includes three sets of passing lanes on Highway 7, from Kindersley to the Alberta border, two sets of passing lanes and widening on Highway 5 from Saskatoon to Highway 2, and completing passing lanes and improvements on Highway 39 from Corrine to Estevan.

Government’s investment also includes $33.1 million in transfers related to municipal infrastructure for the Rural Integrated Roads for Growth program, the Urban Highway Connector Program and the Community Airport Partnership Program, with $530,000 in this Budget for a new Short-line Rail Infrastructure Program to support the industry.

With this year’s budget, more than $10.6 billion has been invested into transportation infrastructure since 2008, improving more than 17,100 kilometers of provincial highways.

The 2021-22 Budget includes $189.9 million for education capital, an increase of $22.3 million or 13.3 per cent. This budget has $101.9 million to support 21 ongoing capital projects which will build 16 new schools and renovate five.

This includes completing the construction of a new elementary school in Weyburn, and beginning construction on a new joint-use facility with two elementary schools in Regina to replace Argyle and St. Pius elementary schools.

Many projects throughout the province are poised to complete design and begin construction as early as spring of 2022. Government will also provide $8.8 million as part of its stimulus funding to complete 15 maintenance projects, the second year of a $25.9 million commitment, and $67.9 million will fund ongoing preventative maintenance, renewal and emergency funding. A further $10.3 million will fund relocatable classrooms.

Since 2008-09, approximately $2.1 billion has been invested to build 57 new schools and to undertake 28 major renovation projects.

The 2021-22 Budget incudes $324.2 million in government services infrastructure, an increase of $109.3 million over last year. It includes $52.0 million for the construction of the remand centre at the Saskatoon Correctional Centre and $3.8 million to replace and expand the Saskatoon Correctional Centre urban camp.

There is also $66 million for maintenance and upgrades to dams and canals and $18.9 million for phase one of the Lake Diefenbaker Irrigation – Westside Expansion Project – a transformational multi-year project expected to cost $4 billion.

This Budget includes $244.6 million for municipal infrastructure. This includes commitments under federal-provincial infrastructure agreements, and investments such as Transit Assistance for People with Disabilities. Since 2008-09, close to $2.2 billion has been invested in municipal infrastructure.

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Crown corporations will spend $1.6 billion on major capital investments in this Budget, including $937.6 million by SaskPower to improve the province’s electricity system to meet demand and maintain reliability.

SaskPower’s sustainment program is being supported by $50 million of economic stimulus capital in the coming year, bringing the total sustainment investment to a record high $272.0 million – fully 28 per cent of SaskPower’s capital plan dedicated to ensuring reliability of the electrical grid.

SaskEnergy is investing $276.8 million in the province’s natural gas distribution system, including expansion of the transmission system to meet increased demand in a growing province. In this Budget, SaskTel is investing $323.2 million to improve its networks dedicated to being the best at connecting people to their world. SaskTel will complete its $107 million Wireless Saskatchewan program in 2021-22 with an investment of $7.5 million aimed at improving cellular services for rural customers.

Since 2008, approximately $20.4 billion in investment through Saskatchewan’s Crown corporations has improved power generation, transmission and distribution, telecommunications networks and natural gas transportation and distribution, and water and wastewater systems among many other projects.

The Province’s Growth Plan targets a further $30 billion in capital investment by Executive Government and the Crowns over the next decade. The investments in this Budget move toward that goal, to build a strong Saskatchewan.

(More information is available in the 2021-22 Saskatchewan Capital Plan which begins on page 24.)

GROW

As Saskatchewan emerges from the pandemic, Government remains committed to its Growth Plan goals of a strong economy, a growing province and new jobs over the next decade.

Creating opportunities for people to pursue careers in this province and to attract newcomers who want to build their future in Saskatchewan is fundamental to continued growth.

Through the Ministry of Immigration and Career Training, the Province invests in a number of programs and services to help employers develop, recruit and train workers and to help individuals prepare for, secure and maintain employment.

The 2021-22 Budget includes record funding for workforce development of more than $39 million, including $17 million in one-time federal funding for additional programs and projects that will strengthen Saskatchewan’s recovery from the pandemic.

Nearly $18 million, including $8 million in one-time federal funding, is being provided for Employment Assistance for People with Disabilities, to remove barriers, provide supports and develop skills people need to participate in the labour force. The Budget also provides $8.1 million, an increase of $700,000 for the Canada-Saskatchewan Job Grant to help ensure employers have a skilled workforce with the competencies to be productive and competitive.

As Saskatchewan’s economy recovers and moves towards creating new jobs over the next decade as outlined in the Growth Plan, the province will focus on competitiveness, increasing trade, growing exports and ensuring that not only more markets are sought, but that value is added to Saskatchewan products sold around the world.

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The 2021-22 Budget includes $200 million for the Accelerated Site Closure Program (ASCP) to support Saskatchewan-based oil and gas service companies and more than 2,000 jobs in the sector. The program is federally funded and cleans up abandoned oil and gas well sites.

This Budget takes further measures to attract investment and create jobs in the oil sector by modernizing and expanding the High Water-Cut Program, changing the royalty status of high-water wells for producers who make new investments in water handling. The change will make the wells more viable for producers and promote greater overall production.

And this Budget will provide oil producers with $3.8 million in annual royalty relief to help them invest in new methane emissions reduction projects, and help support capture and commercialization rather than venting and flaring.

The Budget will simplify and reduce the royalty rate on sodium sulphate production, and introduces an improved capital investment credit to encourage added value and enhance Saskatchewan’s presence in growing potash fertilizer markets.

To ensure growth of export markets, the 2021-22 Budget increases funding for international offices by $5.0 million, to $9.3 million. The Ministry of Trade and Export Development will work to expand Saskatchewan’s presence by establishing international trade and investment offices in four additional locations, which will be announced in the coming months. The new offices will complement existing offices in China, India, Japan and Singapore.

Officials in these offices will focus on diversifying markets, connecting Saskatchewan businesses with investors and customers. They will encourage direct foreign investment and give our exporters an advantage with people who understand the business culture, rules and regulations in key markets.

The 2021-22 Budget includes $174.8 million for continuation of the Saskatchewan Economic Recovery Rebate which began providing all SaskPower customers, businesses and individuals, with a 10 per cent rebate on their power bills last year. In May, the previously announced $285 million Auto Fund recovery rebate will provide $285, on average, to all Saskatchewan vehicle owners.

With these rebates, in 2021 Saskatchewan people will pay the lowest total utility rates in the country –making life more affordable by putting more money back in Saskatchewan residents’ pockets, which in turn will strengthen the province’s recovery from the pandemic.

The temporary small business tax rate reduction will help Saskatchewan small businesses through the pandemic. The rate was reduced from 2.0 per cent to zero effective October 1, 2020 and will provide $96 million in tax savings to Saskatchewan small businesses in 2021-22. The rate will increase to 1.0 per cent July 1, 2022 and return to 2.0 per cent on July 1, 2023 as Saskatchewan recovers from the pandemic.

The new Saskatchewan Home Renovation Tax Credit provides a 10.5 per cent tax credit on up to $20,000 of eligible home renovations done between October 1, 2020 and December 31, 2022, beginning with the 2021 tax year.

The tax credit is forecast to cover $66.4 million of costs in 2021-22, creating jobs in the building trades and making life more affordable for Saskatchewan people.

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This Budget includes an additional $2.5 million for irrigation development projects in the areas outside the Lake Diefenbaker irrigation expansion project announced in 2020. Through the Ministry of Agriculture, this funding will help further develop land and water resources, a goal in the Growth Plan. Irrigation supports the growth of diverse, high-value crops which leads to value-added processing opportunities, business attraction and employment.

The 2021-22 Budget extends the Saskatchewan Technology Start-up Incentive for five years, to encourage investment in technology, bring new products to market and create jobs. The program offers a non-refundable 45 per cent tax credit to Saskatchewan investors. To date, the incentive has attracted $22.0 million in investment, benefiting 62 tech companies, creating 144 new jobs.

This Budget includes $3.0 million for investment into an agricultural technology venture capital fund. This initial investment is part of the $15 million commitment announced last summer to further Saskatchewan’s global leadership in the ag-tech sector.

And this Budget includes more than $4 million in operating funding to grow the Vaccine and Infectious Disease Organization (VIDO), in addition to previous commitments of $15 million to support VIDO’s Centre for Pandemic Research and $4.2 million for vaccine development and to support construction of a new vaccine manufacturing facility. Domestic vaccine production is vital to protecting Canadians through the current and any future pandemics. The work being done at VIDO will make Saskatchewan a leader in Canada in research, development and production of new vaccines.

The Growth Plan sets a goal of increasing tourist expenditures in Saskatchewan by 50 per cent by 2030. Saskatchewan’s natural beauty and parks attract visitors from around the world.

In this Budget, $16.5 million will be invested in capital projects and upgrades, including the development of a new serviced campground at Cypress Hills and new group pavilions at Pike Lake, Blackstrap, Echo Valley and Buffalo Pound Provincial Parks, among a number of enhancements at several parks.

This Budget also helps Saskatchewan communities continue to grow by reinstating the Community Rink affordability grant, a Government commitment providing $2,500 per ice surface. The $1.7 million program helps cover eligible operating costs, COVID-related costs and minor capital improvements for more than 600 ice surfaces in more than 350 communities.

The 2021-22 Budget helps the viability of service clubs providing support for veterans and their families and communities in Saskatchewan. Total funding through the Saskatchewan Veteran Service Club Support Program will grow from $100,000 to $1.5 million in 2021-22, another commitment kept by Government.

The Active Families Benefit has been restarted, as promised by Government, helping keep life affordable for families by providing $150 per child enrolled in sport, recreation and cultural activities. The benefit provides an extra $50 per child to families of children with a disability.

These commitments help Saskatchewan grow, enhance quality of life and create jobs while keeping our economy strong.

The 2021-22 Budget strengthens communities through $276 million in Municipal Revenue Sharing. Since 2007-08, Municipal Revenue Sharing has increased by 118 per cent and has provided a stable, predictable source of funding for Saskatchewan’s rural, urban and northern communities.

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This Budget includes more than $465 million of total investment into municipalities, including revenue sharing, the province’s portion of infrastructure funding and a number of grants and initiatives from multiple Government ministries.

The 2021-22 Budget includes $193.6 million in targeted investment that will help meet the priorities of Indigenous communities, businesses and organizations.

This includes $35 million in emergency pandemic support replacing gaming agreement transfers to First Nations and Métis organizations, as casinos continue to be impacted by the pandemic.

The purpose of growing a strong economy and supporting strong communities as we recover from the pandemic and as life begins to return to normal is to build a better quality of life for Saskatchewan families.

It provides the ability to make life more affordable for Saskatchewan people. Our province has among the lowest personal taxes in the country.

Since 2007, Personal Income Tax (PIT) exemptions have removed 112,000 people from the province’s income tax roll. In total, PIT reductions introduced over the past 12 years are providing over $700 million in annual income tax savings to Saskatchewan people.

Government has reintroduced annual indexation of the provincial income tax brackets, ensuring that these tax savings are not eroded by inflation.

In 2021, a Saskatchewan family of four can earn twice as much before they begin paying provincial income tax than they could in 2007. A family of four pays no provincial income tax on their first $52,250 of combined income. In 2007, a family of four began paying provincial income tax once their combined income reached just $26,150.

A Saskatchewan family of four with $100,000 in total income pays $1,918 less in combined provincial income and sales tax in 2021 compared to 2007.

In 2021, an individual with income of $40,000 pays $744 less in combined provincial income and sales tax than in 2007, when the enhanced Saskatchewan Low-Income Tax Credit is factored in.

PROTECT. BUILD. GROW.

The 2021-22 Budget will protect Saskatchewan people through the rest of the pandemic, as more become vaccinated and life begins to return to normal. It provides direct funding to fight the pandemic, and record investments in health care, education, social services and assistance and protection of persons and property.

This Budget builds. Capital investment of $3.1 billion will help our economy and create jobs.

This Budget ensures Saskatchewan is ready for growth, as our economy recovers and more investment comes into our province.

The 2021-22 Budget is the right budget for Saskatchewan people. The priority is to protect people and businesses by investing in needed support, services and programs.

By building, by investing in needed capital, our Government will help keep Saskatchewan strong. And it is the right plan to help Saskatchewan recover and grow, and to plan a post-pandemic path to balance.

This Budget protects, builds and grows Saskatchewan. It charts a clear course for our province through the remainder of the pandemic and into the strong recovery that will follow.

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2021-22 COVID-19 RESPONSE

Government’s response is $4.8 billion in economic, health and safety support to protect Saskatchewan people and businesses through the pandemic, to invest in capital and to help the economy recover and grow.

The 2021-22 Budget includes $1.5 billion in support, following more than $1.9 billion in 2020-21, for a total of $3.4 billion since the start of the COVID-19 pandemic.

More than $1.3 billion is planned over the next two years to continue to help Saskatchewan people and help the province’s economy recover.

COVID-19 SUPPORTS

(millions of dollars)	2020-21	2021-22	Future Years	Total

Health and Public Safety

Health Sector Response	75.6	90.0	–	165.6

Saskatchewan Safe Schools Plan	134.2	20.7	–	154.9

Northern Isolation Support Program	4.8	6.8	–	11.6

Other Measures	35.2	5.0	–	40.2

Canada-Saskatchewan Safe Restart Agreement	338.1	–	–	338.1

Saskatchewan Temporary Wage Supplement Program	56.0	–	–	56.0

U of S Vaccine and Infectious Disease Organization	15.0	–	–	15.0

Total Health and Public Safety	658.9	122.5	–	781.4

Economic Support

Saskatchewan Capital Plan	405.4	488.1	1,106.5	2,000.0

Auto Fund Recovery Rebate	–	285.0	–	285.0

Accelerated Site Closure Program	100.0	200.0	100.0	400.0

SaskPower Customer Rebate Program	85.2	174.8	–	260.0

Home Renovation Tax Credit	12.9	66.4	44.7	124.0

Small Business Tax Rate Reduction	45.1	64.6	40.1	149.8

Emergency Pandemic Support – Gaming Partner Grants	50.0	39.0	–	89.0

Post-secondary Supports	7.0	30.0	30.0	67.0

Immigration and Career Training Supports	17.0	27.3	–	44.3

Saskatchewan Tourism Sector Support Program	35.0	5.0	–	40.0

Other Measures	38.0	6.4	–	44.4

Small Business Emergency Payment Program	70.0	–	–	70.0

Relief for the Oil and Gas Sector	26.0	–	–	26.0

Agriculture Sector Support	17.5	–	–	17.5

Total Economic Support	909.1	1,386.6	1,321.3	3,617.0

Total Direct Support	1,568.0	1,509.1	1,321.3	4,398.4

Deferral Programs	382.2	–	–	382.2

Total Government Support	1,950.2	1,509.1	1,321.3	4,780.6

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HEALTH AND PUBLIC SAFETY SUPPORT IN 2021-22

The 2021-22 Budget includes $90.0 million in health sector response through the Ministry of Health, to provide testing equipment, personal protective equipment and to fund operating costs to address the pandemic.

A total of $155 million will be invested under the Saskatchewan Safe Schools Plan, including $134.2 million in 2020-21 and another $20.7 million in 2021-22 for school divisions to continue to support the safe return to classrooms.

This Budget includes $6.8 million for the Northern Isolation Support Program, as part of an agreement with the federal government to help individuals in remote locations voluntarily isolate. The program will provide access to suitable commercial accommodations and mobile residential units as part of a temporary community housing solution.

Other measures include $4.2 million for justice and corrections facilities and $800,000 extending care to youth during the pandemic who will otherwise age out of care.

HEALTH AND PUBLIC SAFETY SUPPORT IN 2020-21

The federal government provided $338.1 million through the Canada-Saskatchewan Safe Restart Agreement to support the safe re-opening of the provincial economy and to help with costs associated with protecting people through the pandemic.

Safe Restart funding has been fully allocated to the Ministry of Health ($218.1 million) for health care capacity, mental health and substance abuse support, personal protective equipment, and testing, contact tracing and data management; to the Ministry of Government Relations ($70.4 million) for municipalities; to the Ministries of Social Services and Corrections, Policing and Public Safety ($26.0 million) for vulnerable populations; to the Ministry of Education ($20.6 million) for child care for returning workers; and to various other ministries ($3.0 million) for personal protective equipment.

The Government is committing $15 million to further support pandemic research by the Vaccine and Infectious Disease Organization (VIDO) at the University of Saskatchewan. The commitment is contingent on the Government of Canada committing to the project.

There was $75.6 million provided for health sector response, and $4.8 million for the Northern Isolation Support Program.

The Saskatchewan Temporary Wage Supplement program is a $56.0 million federal-provincial cost-shared program providing temporary top-ups to the salaries of workers who provide care to some of the province’s most vulnerable, through the pandemic.

And $35.2 million in other health and safety measures includes online systems and facility enhancements in the justice system during the pandemic, as well as additional costs for custody services.

Also, the Saskatchewan Public Safety Agency costs for COVID-19 response include expenses for the Provincial Emergency Operations Centre. Personal protective equipment, checkpoints, communications and other services were among the costs. And funding was provided for upgrades to the Saskatchewan Polytechnic Dental Lab facility to ensure compliance with COVID-19 protocols.

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ECONOMIC SUPPORT IN 2021-22

Last year, Government announced $2 billion in incremental infrastructure funding, a stimulus booster to help the province’s economy recover and create jobs in the years ahead. In the 2021-22 Budget, $488.1 million in stimulus spending is targeted to infrastructure investment on needed maintenance and on major projects, described in the 2021-22 Capital Plan, following $405.4 million in 2020-21.

Saskatchewan drivers will receive a one-time rebate of $285, on average, calculated on a proportion of vehicle premiums paid in the previous three years. The full rebate from the Auto Fund is $285 million, announced in February, and is to be provided to Saskatchewan drivers in May.

All SaskPower customers will receive a one-year, 10 per cent rebate on electricity charges on power bills, to support Saskatchewan’s economic recovery from COVID-19. In total, the rebate is $174.8 million in 2021-22, after $85.2 million last year.

With these rebates factored in, Saskatchewan people will pay the lowest rates in the country on their bundle of utilities.

The three-year, $400 million federal Accelerated Site Closure Program sees $200 million budgeted in 2021-22 to help oilfield service companies through the pandemic, with work on site abandonment and reclamation work in the oil patch, helping the environment and providing economic stimulus.

The small business tax rate reduction will protect Saskatchewan small businesses through the pandemic. At a cost of $64.6 million in forgone tax revenue in 2021-22, the rate was reduced from 2.0 to 0.0 per cent, effective October 1, 2020. The rate will increase to 1.0 per cent July 1, 2022 and return to 2.0 per cent on July 1, 2023 as Saskatchewan recovers from the pandemic.

The new Saskatchewan Home Renovation Tax Credit will provide a 10.5 per cent tax credit on up to $20,000 of eligible home renovations done between October 1, 2020 and December 31, 2022, beginning with the 2021 tax year. The tax credit is forecast to save taxpayers $124 million over the life of the program, including $66.4 million in 2021-22.

In recognition of lost gaming transfer revenue as a result of casino closures, $39 million in emergency pandemic response gaming partner grants in 2021-22 are providing pandemic support for First Nations and Métis organizations, and the Community Initiatives Fund. The emergency grants totaled $50 million in 2021-22.

The 2021-22 Budget has $30 million as part of a $60 million COVID-19 response package and multi-year funding plan for post-secondary institutions, through the Ministry of Advance Education. In 2020-21, $7.0 million in COVID-19 response was provided.

This Budget has $27.3 million in increased funding for Workforce Development, Employability Assistance for Persons with Disabilities top-up, the Canada-Saskatchewan Job grant, and the Newcomer and Settlement program, to help people seeking to immigrate to Saskatchewan and address the backlog due to border closures, and to help those disadvantaged by the pandemic with training support and financial supports for employers through the Ministry of Immigration and Career Training.

There is $5.0 million for the Saskatchewan Tourism Sector Support Program to help tourism-related businesses who have experienced a loss of sales revenue of at least 30 per cent, following $35.0 million in support through the program last year. There is also $6.4 million in other supports, including an estimated $5.6 million for increased VLT site commissions, $754,000 in reduced revenue, to help outfitters by putting a moratorium on their fees, and $77,000 for increased capital grants to regional parks.

20  Budget 2021-22

ECONOMIC SUPPORT IN 2020-21

A number of supports that were provided in 2020-21 were unique to the year that saw the pandemic emerge.

The Small Business Emergency Payment Program is forecast to provide $70.0 million in grants for small and medium-sized enterprises directly affected by public health orders related to COVID-19, up to $5,000.

Relief for the oil and gas sector provided $26 million to reduce the industry portion of the Oil and Gas Administrative Levy by 50 per cent, extended a series of filing and other deadlines, extended by a year mineral rights that were scheduled to expire in 2020 and allowed industry to reduce lease holdings.

And agricultural sector support in the 2020-21 Budget totaled $17.5 million, through AgriRecovery Response and through the Western Livestock Price Insurance program that helped support producers through COVID-19 related market disruption and uncertainty.

And $38.0 million in other measures went to a variety of initiatives to support businesses and individuals, including VLT site commission increases, Canada Emergency Commercial Rent Assistance, Junior Hockey Support, Self-Isolation Support, the Re-Open Saskatchewan Training Subsidy, Conexus Arts Centre funding and the Buy Local Campaign.

DEFERRAL PROGRAMS

In 2020-21, Government allowed businesses, taxpayers and ratepayers to temporarily defer the payment of certain taxes and fees to support their cash flow. Deferrals of Provincial Sales Tax remittance, Crown utility bills, Education Property Tax collection and an interest-free moratorium on student loans totaled $382.2 million.

FUTURE SUPPORT

Approximately $1.1 billion, the remainder of the capital stimulus plan, is allocated to major infrastructure projects years beyond 2021-22, to help the economy recover, to create jobs and help Saskatchewan grow.

In addition, $100 million for the final year of the $400 million federally funded Accelerated Site Closure Program will be allocated in 2022-23, supporting oil field service companies.

The Home Renovation Tax Credit continues, providing $44.7 million for Saskatchewan people and helping businesses. The Small Business Tax Rate Reduction continues, providing $40.1 million in relief beyond 2021-22.

An additional $30 million in 2022-23 for COVID-19 response and multi-year funding will be provided for post-secondary institutions.

Budget 2021-22   21

S A S K A T C H E W A N   C A P I T A L   P L A N

2021-22 SASKATCHEWAN CAPITAL PLAN

Protect. Build. Grow.

CAPITAL PLAN HIGHLIGHTS

Saskatchewan’s Growth Plan targets $30 billion of infrastructure spending by 2030 to support a growing province and a better quality of life for the people of Saskatchewan. The 2021-22 Saskatchewan Capital Plan contributes toward this goal and furthers Government’s commitment to stimulate economic recovery with projected spending of $11.6 billion over the next four years, which includes $3.1 billion to be provided in 2021-22 through Executive Government and Saskatchewan’s commercial Crown sector.

To Protect, Build and Grow Saskatchewan, Government will invest in new and existing infrastructure, both now and into the future. This plan provides funding for new and ongoing projects to address essential infrastructure needs, encourage local job creation and ensure Saskatchewan’s continued success. Since 2008-09, including the amounts provided in this Budget, Saskatchewan has committed close to $37 billion towards provincial infrastructure investments. This includes the construction and rehabilitation of health and educational facilities, transportation infrastructure, and public utility enhancements across the province.

CAPITAL PLAN

24  Budget 2021-22

The 2021-22 Saskatchewan Capital Plan contributes toward the Growth Plan’s target of $30 billion in infrastructure spending and furthers Government’s commitment to stimulate economic recovery.

The plan outlines projects approved to date and provides an estimate of anticipated future capital investments. The plan is detailed as follows:

SASKATCHEWAN CAPITAL PLAN – 2021-22 TO 2024-25

(Millions of Dollars)	2020-21 Budget	2020-21 Forecast	2021-22 Budget	2022-23 Projected	2023-24 Projected	2024-25 Projected

Executive Government Ministries and Agencies

Transportation Infrastructure

Highways Capital	411.1	468.1	520.1	378.1	341.0	332.0

Highways Partnerships and Supporting Capital	33.5	46.9	33.1	27.0	19.5	19.5

Municipal Infrastructure

Municipal Programs	315.7	310.3	244.6	291.0	315.6	178.8

Education Capital

School Capital	87.9	49.9	113.3	156.5	114.8	30.0

Maintenance Capital	79.8	79.3	76.7	67.9	67.9	67.9

Advanced Education

Maintenance Capital	33.0	34.8	29.4	23.3	24.3	25.4

Health Care

Maintenance Capital	93.9	93.9	81.2	52.5	52.5	52.5

Health IT and Equipment Capital	42.1	110.7	59.8	28.3	23.1	23.1

Health Facilities	49.4	18.3	21.1	146.2	179.8	253.8

Government Services

IT Capital	29.3	28.9	44.3	42.4	29.6	2.2

Dams and Water Supply Channels	81.1	37.7	70.1	116.1	175.9	162.4

Courts and Corrections Facilities and Equipment	25.0	16.4	81.4	70.6	8.7	7.6

Parks Capital	13.0	13.0	16.5	9.8	9.4	9.8

Equipment Capital	23.5	23.6	27.7	26.8	17.2	17.2

Government Buildings	12.8	28.9	25.5	9.7	9.4	9.4

Targeted and Other Capital	30.1	39.1	58.7	11.8	3.8	3.8

Total Executive Government Ministries and Agencies	1,361.2	1,399.8	1,503.3	1,458.0	1,392.5	1,195.2

Crowns

SaskPower	845.7	743.6	937.6	975.2	844.3	708.3

SaskEnergy	406.7	252.8	276.8	256.9	263.3	222.4

Others	495.5	383.0	399.0	355.9	366.4	397.8

Total Crowns	1,747.9	1,379.4	1,613.4	1,588.0	1,474.0	1,328.5

Total Capital Plan	3,109.1	2,779.2	3,116.7	3,046.0	2,866.5	2,523.7

Budget 2021-22   25

$2 Billion Stimulus Fund

In 2020-21, Government announced an additional $2 billion in infrastructure investments to stimulate economic recovery and encourage local job creation. The stimulus funding has been fully allocated to the following project streams.

•	Approximately $1.4 billion for large infrastructure projects. Most of these projects are in advanced planning and designing stages, and are scheduled to be completed over multiple years but will support growth over the long term.

•	More than $300 million for highway projects for thin membrane surface upgrades, passing lanes, upgrades to municipal roads and airports. These projects are scheduled to be completed by the end of 2022-23, and the majority of spending will occur in 2021-22.

•	Nearly $170 million for renewal projects to reduce deferred maintenance on provincial and third-party assets and reduce operating costs through energy efficiency. Renewal projects are scheduled to be completed by the end of 2021-22.

•	$150 million in per capita payments through the Municipal Economic Enhancement Program to support infrastructure projects in communities across the province. Funds have been transferred to municipalities for shovel-ready projects that must be completed by the end of 2021-22.

The delivery and completion of the stimulus projects vary for each stream, and funding requirements have been included in the Capital Plan.

CAPITAL PLAN DETAILS

Transportation Infrastructure

The four-year plan projects approximately $1.7 billion in capital investments for transportation infrastructure across the province, including a total of $553.2 million in the 2021-22 Budget. The amount represents an increase of nearly $109 million or 24 per cent over the prior year, and 1,350 km of provincial highways will be improved in 2021-22.

The 2021-22 Budget provides for major projects that allow the province to continue designing and constructing several passing lanes and twinning projects. This includes passing lanes on Highway 7 – Kindersley to the Saskatchewan-Alberta border, Highway 39 – Corrine to Estevan, Highway 5 – Saskatoon to Highway 2, as well as beginning work on twinning Highway 3 west of Prince Albert.

Budget 2021-22 includes a record level of investment in rural provincial highways by providing over $180 million to deliver 280 km of upgrades. These upgrades include Highway 4, U.S. border to Grasslands National Park; Highway 18, west of Lake Alma; Highway 43, Gravelbourg to east of Highway 19; and Highway 322, Glen Harbour to Rowan’s Ravine.

Protecting drivers with safe highways continues to be one of Government’s highest priorities. The 2021-22 Budget includes funding for the third year of the five-year $100 million commitment to improving intersection and road safety.

26  Budget 2021-22

The 2021-22 Budget supports municipal and regional transportation infrastructure by providing approximately $33 million in capital grants. This includes support to economic growth and safety on rural municipal roads through the Rural Integrated Roads for Growth Program and partnerships with urban municipalities through the Urban Highway Connector Program.

Since 2008-09, almost $10.6 billion has been invested in transportation infrastructure, resulting in improvements to more than 17,100 km of provincial highways, numerous bridge and culvert replacements, as well as the construction and completion of the Regina Bypass, the Estevan Bypass, the Yorkton West Truck Route, and interchanges in Martensville and Warman, among others.

The 2021-22 Budget represents an increase of nearly $109 million over the prior year and continues funding for key stimulus projects.

Municipal Infrastructure

Over $1 billion in capital spending will be provided to support municipal infrastructure projects over the next four years, including $244.6 million in the 2021-22 Budget. This includes commitments under federal-provincial infrastructure agreements, as well as programs such as Transit Assistance for People with Disabilities. In addition to this funding, Saskatchewan will also provide $275.7 million through the Municipal Revenue Sharing program in 2021-22.

Combined, these programs build our communities by providing funding for initiatives such as upgrades and amenity improvements to the Shakespeare on the Saskatchewan festival site in Saskatoon, a recreational complex in Assiniboia, the ultraviolet water disinfection project in Shaunavon, sewer system upgrades in Yorkton, and a lagoon project in Kindersley, among many others.

Since 2008-09, close to $2.2 billion has been invested to support municipal infrastructure projects.

Education Capital

Saskatchewan’s K-12 facilities are integral to building and growing our communities. In recognition of this, the plan will invest $695 million over the next four years into Saskatchewan’s schools. The 2021-22 Budget provides approximately $190 million for new initiatives, as well as continuing support for the repair, renovation and construction of schools across the province.

The 2021-22 Budget provides $65.4 million to complete the design phase and begin construction for 13 school projects as early as spring 2022. These projects include the consolidation of Princess Alexandra, King George and Pleasant Hill elementary schools in Saskatoon; a replacement for St. Frances Elementary School in Saskatoon; a new Francophone elementary school in Regina; a new joint-use facility in Regina’s Harbour Landing

Budget 2021-22   27

neighbourhood; a joint-use consolidation of St. Peter, St. Michael and Imperial elementary schools in Regina; a joint-use facility in Moose Jaw to consolidate four existing schools; the consolidation of the elementary school and high school in Carrot River; a new elementary school to replace Ducharme Elementary School in La Loche; a new K-12 school to replace Blaine Lake Composite School; and the consolidation of the elementary school and high school in Lanigan.

Budget 2021-22 also includes $12.3 million to complete construction on a new elementary school in Weyburn that is scheduled to open in fall 2021, consolidating three existing schools; and begin the construction on a new joint-use facility to replace Argyle and St. Pius elementary schools in Regina.

$24.3 million is provided in 2021-22 for major renovations to the Yorkton Regional High School, John Paul II Collegiate in North Battleford, Holy Rosary High School in Lloydminster, Lloydminster Comprehensive High School, and Athol Murray College of Notre Dame.

The Budget also provides $76.7 million for the maintenance of K-12 schools. Preventive maintenance and renewal of existing facilities remain a primary focus as it extends the useful life of existing school facilities, provides for energy efficiency upgrades, and serves as a cost-effective alternative to major reconstructions.

To meet the immediate needs for additional classroom space to accommodate increases in enrolments, the Budget also includes $10.3 million for relocatable classrooms.

Approximately $2.1 billion has been invested in education capital since 2008-09, including 57 new schools and 28 major renovation projects.

Advanced Education

Since 2008-09, Government has invested nearly $685 million in post-secondary infrastructure across Saskatchewan. This includes the Health Sciences Building and the International Vaccine Centre at the University of Saskatchewan, and a new student residence at the University of Regina.

The four-year plan provides over $102 million for infrastructure improvements in the post-secondary sector, including $29.4 million in the 2021-22 Budget. This funding supports major renovation and repair works required to ensure that facilities meet both current and future needs while providing a safe and healthy learning environment.

Since 2008-09, Government has invested nearly $685 million in post-secondary infrastructure across Saskatchewan.

Health Care

Protecting the lives and health of Saskatchewan people is Government’s topmost priority, and the four-year plan targets over $974 million in infrastructure improvements to the health care system. In 2021-22, the Budget provides a total of $162 million for maintenance and improvement of existing facilities, the construction of new facilities, and equipment and technology acquisitions.

The 2021-22 Budget provides $20 million to support ongoing capital projects, including the Prince Albert Victoria Hospital’s redevelopment, urgent care centres in Regina and Saskatoon, long-term care facilities in La Ronge and Grenfell, and the replacement of the Weyburn General Hospital. The Budget also includes an additional $1.1 million to begin planning activities for long-term care facilities in Watson, Estevan and Regina.

28  Budget 2021-22

Government will continue to focus on the preservation and maintenance of health care infrastructure to further strengthen the capacity of our system and provide high-quality care to Saskatchewan people. The Budget includes $81.2 million for ongoing maintenance and major renovations to existing health facilities.

The 2021-22 Budget contains $59.8 million for the replacement and repair of medical equipment and to support health care IT projects, including the scheduled replacement of medical linear accelerators at provincial cancer centres.

Government has invested over $1.9 billion in the construction of new health facilities, facility renewals, and equipment since 2008-09. This includes the new Saskatchewan Hospital North Battleford, Jim Pattison Children’s Hospital in Saskatoon, Dr. F. H. Wigmore Hospital in Moose Jaw, and multiple long-term care facilities across the province. During this time, capital improvements have been completed at numerous health facilities, including the Humboldt Hospital, Prince Albert Youth Addictions Treatment Centre, Lloydminster Hospital, and the Dubé Centre for Mental Health.

Government has invested over $1.9 billion in the construction of new health facilities, facility renewals and equipment since 2008-09.

Government Services

Government services capital spending includes the rehabilitation of provincial dams and water supply channels, upgrades to courts and correctional facilities, IT projects, parks and recreation facilities, environmental protection, and support for other government programs. Over the course of the plan, Government will invest approximately $1.1 billion in these areas to support high-quality program and service delivery, including $324.2 million provided in the 2021-22 Budget.

As part of the Government’s initiative to rehabilitate water dams and supply channels, the 2021-22 Budget includes $70.1 million. This funding provides for various infrastructure projects, including the Lake Diefenbaker Irrigation Expansion Project which will promote Saskatchewan’s economic growth by expanding its irrigation capacity, diversifying into higher-value crop production, attracting more value-added processing, and adding to long-term food security.

The 2021-22 Budget provides $16.5 million for capital improvements and upgrades to provincial parks. Planned capital improvements in parks for 2021-22 include new group pavilions for Pike Lake, Blackstrap, Echo Valley and Buffalo Pound Provincial Parks; a new serviced campground at Cypress Hills Interprovincial Park; new campground service centres for Saskatchewan Landing and The Battlefords Provincial Parks; interior and exterior refurbishing at the historic Holy Trinity Church in Lac La Ronge; and various other improvements. Since 2007-08, over $160 million has been invested in park infrastructure improvements, including electrical expansion to over 2,000 campsites, four campground developments providing over 300 new campsites, 33 new or replaced campground service centres, as well as major improvements to water and wastewater systems, roads, boat launches, and trails.

To protect the people of Saskatchewan, investment in public safety remains a Government priority. The Budget provides $17.8 million to the Saskatchewan Public Safety Agency for major upgrades and equipment replacement, including the modernization of the province’s wildfire aerial fleet.

Budget 2021-22   29

The 2021-22 Budget also includes approximately $52 million for a remand expansion at the Saskatoon Correctional Centre. The remand centre will offer a modern facility to hold remand accused persons taken into custody securely. It will consist of two units collectively containing 216 cells capable of holding 427 people.

Commercial Crowns

Substantial investments in Saskatchewan’s public utility infrastructure are planned to ensure the safety and integrity of aging infrastructure. Saskatchewan’s Crown sector will invest approximately $1.6 billion in 2021-22 to maintain and enhance utility infrastructure while supporting economic recovery. Over the next four years, Government will invest over $6 billion to ensure safe, reliable and high-quality services are available for the people of Saskatchewan.

Through SaskPower, the Government will invest $937.6 million in improvements to the province’s electricity system to meet growing customer demand, maintain reliability and advance environmental mandates. Planned investments include constructing a new 350 MW natural gas-fired electrical plant at Moose Jaw, unit extensions at the EB Campbell hydroelectric station, and rebuilding transmission power lines.

The 2021-22 Budget invests $276.8 million in the province’s natural gas distribution system through SaskEnergy. These investments will ensure the integrity, reliability, and regulatory compliance of infrastructure; and expand the transmission system. Notable transmission capacity projects include Rosetown to Vanscoy gas line expansion, the Southwest Saskatchewan expansion and the Pierceland supply expansion.

The 2021-22 Budget supports SaskTel’s vision to be the best at connecting people to their world by investing $323.2 million in the province’s information and communications technology infrastructure. Capital investments will include sustainment projects that support quality networks and meet the wireless growth demand, upgrades to broadband facilities and fibre optic networks, and completion of the Wireless Saskatchewan program.

Since 2008-09, Government has invested approximately $20.4 billion through the Crown sector in public utility and infrastructure services. The projects completed during this period include replacing the ultrafiltration modules at the Gravelbourg water treatment plant, a new natural gas-fired power station located near Swift Current, and improving digital communications between rural and major centres through the Regional Ethernet Transport Strategy.

Capital Plan Financing

The Capital Plan balances the need for infrastructure investments to support a growing province and stimulate economic recovery while preserving the province’s long-term fiscal health.

Capital expenditures will continue to be funded through a disciplined financing strategy to ensure that Saskatchewan’s Growth Plan goal of investing over $30 billion in infrastructure by 2030 is fiscally sustainable and matches the benefits of the assets with the term of payments.

Low interest rates, combined with the Province’s excellent credit rating, continue to make this a cost-effective time to finance capital.

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T E C H N I C A L   P A P E R S

THE SASKATCHEWAN ECONOMY

INTRODUCTION

Saskatchewan faces challenges as a result of the unprecedented impact of the COVID-19 health emergency and weak oil prices in 2020.

Most economic indicators suggest the impact of these events on the Saskatchewan economy appear to have been less than initially forecast for 2020.

In 2021, Saskatchewan’s economy is expected to continue on a path of recovery as global demand and oil prices recover. In addition, business and consumer confidence is expected to regain momentum.

Overall, Saskatchewan’s real gross domestic product (GDP) and nominal GDP are forecast to grow in 2021 by 3.4 per cent and 5.9 per cent, respectively.

GLOBAL ECONOMIC OUTLOOK

Global economic performance in 2020 was significantly impacted by the spread of COVID-19. The lockdowns and restrictions on economies not only limited consumer activities, but also affected business confidence. In April 2020, oil prices crashed into negative territory for the first time in history due to the sudden collapse in global demand.

In 2020, the global economy was in recession with the exception of China. The Chinese economy experienced growth of 1.7 per cent, which was well below its initial target range of 6.0 per cent growth.

Among other developed economies, the Eurozone economy was impacted the most and is expected to contract by 7.1 per cent. Contractions are expected elsewhere but to a lesser extent – the Canadian economy by 6.0 per cent, the Japanese economy by 5.2 per cent, and the U.S. economy by 3.5 per cent.

GLOBAL REAL GDP GROWTH ASSUMPTIONS

Sources: Bank of Canada (January 2021), IHS (December 2020)

32  Budget 2021-22

Supported by governments’ fiscal stimulus measures, central banks’ accommodative monetary policy, and vaccine availability and their subsequent roll out, global economic recovery is expected by most countries beginning in 2021.

Uncertainties and challenges remain and will affect the pace of recovery in both the near and medium terms.

Forecasts for 2021 and 2022 show a quick rebound for China’s economy, with growth of 8.4 per cent and 5.4 per cent, respectively. Over the same period, the Eurozone economy is expected to grow by 4.4 per cent and 4.5 per cent.

Japan’s economic recovery is expected to be moderate, growing by 2.8 per cent in 2021 and 1.9 per cent in 2022.

The U.S. economy has been less impacted by the pandemic than Canada because, although similar strong fiscal and monetary stimuli were in place, the U.S. utilized less restrictive containment and public health measures.

Expected continuity of both fiscal stimulus measures and favourable quantitative easing is forecast to result in real GDP growth for the U.S. of 3.1 per cent in 2021 and 2.5 per cent in 2022.

CANADIAN ECONOMIC OUTLOOK

Canada’s economy was significantly and negatively impacted by the pandemic, the global recession, and weak oil prices and demand. No sector was immune.

Canada’s real GDP contracted by annualized rates of 7.5 per cent and 38.5 per cent, in the first and second quarters of 2020, respectively. In the third quarter, the combined gradual reopening of the economy, increasing household consumption, strengthening of residential and business investment, and recovering exports resulted in a quick rebound with an annualized rate of 40.6 per cent growth. Fourth-quarter growth returned to a moderate pace of 9.6 per cent. Overall, Canada’s real GDP declined by 5.4 per cent in 2020.

Canada’s real GDP is expected to grow by 3.7 per cent in 2021 and by 3.6 per cent in 2022.

CANADIAN AND U.S. ECONOMIC ASSUMPTIONS

	Actual 2020	2021	2022	2023	2024	2025

Can. Real GDP Growth (%)	(5.4)	3.7	3.6	2.2	2.2	2.1

U.S. Real GDP Growth (%)	(3.5)	3.1	2.5	2.5	2.9	3.0

Short-term Interest Rate (%)	0.45	0.17	0.20	0.50	0.88	1.38

10-year Government of Canada Bond (%)	0.77	0.81	1.08	1.30	1.47	1.72

Canadian Dollar (US cents)	74.60	78.80	80.00	81.20	82.30	81.60

      Sources: Statistics Canada (March 2021), IHS (December 2021), Ministry of Finance (March 2021)

Budget 2021-22   33

CANADIAN AND U.S. INTEREST RATES

Source: Bank of Canada (March 2021)

Both the Bank of Canada and the U.S. Federal Reserve have been easing interest rates to cope with the unprecedented and combined impacts of the pandemic and oil price crash. In 2020, the Bank of Canada cut its overnight lending rate three times for a total of 150 basis points, from 1.75 per cent in February to 0.25 per cent in December. Comparatively, U.S federal fund rates dropped by a total of 146 basis points, from approximately 1.55 per cent in early 2020 to approximately 0.10 per cent in December.

The value of the Canadian dollar has been under pressure due to slow economic growth and weak oil prices. In 2020, it weakened from 76.4 U.S. cents in January to 71.1 U.S. cents in April.

With the improvement of West Texas Intermediate (WTI) oil prices and the strong economic rebound in the third quarter of 2020, the value of the Canadian dollar has continued to rise.

The value of the Canadian dollar is expected to average 78.8 U.S. cents in 2021 and 80.0 U.S. cents in 2022.

CANADIAN DOLLAR AND WTI PRICES

Sources: Bank of Canada (March 2021),

               Ministry of Energy and Resources (March 2021)

SASKATCHEWAN PERFORMANCE IN 2020

Saskatchewan’s economy has been affected by both the global pandemic and the fall in oil prices. Without exception, all key economic indicators were down significantly during the first few months of public health restrictions.

Implementation of the government’s five-phased Re-Open Saskatchewan plan combined with government financial support measures resulted in gradual economic improvements commencing in late May. As such, some sectors of the economy are outperforming those in other provinces.

Total employment in Saskatchewan declined by 70,400 in April 2020 compared to April 2019. The level of job losses has gradually improved since April 2020.

Despite an average of 26,800 job losses reported in 2020, Saskatchewan had the highest employment rate and the second-lowest unemployment rate in all of Canada.

For 2020, Saskatchewan’s unemployment rate averaged 8.4 per cent, well below the national average of 9.6 per cent. Additionally, the provincial employment rate averaged 61.3 per cent, well above the Canadian average of 58.0 per cent.

34  Budget 2021-22

EMPLOYMENT RATES IN 2020

Source: Statistics Canada (March 2021)

Since the onset of the pandemic in March 2020, some provincial economic indicators have in fact performed well during 2020 and experienced year-to-date positive growth when compared with the same period in 2019.

For example, compared to the national average Saskatchewan had the highest growth in new housing starts (24.2 per cent increase), the highest growth in wholesale trade (4.4 per cent increase), and the highest growth in international exports (2.2 per cent increase).

Average weekly earnings grew by 5.4 per cent, the seventh-highest growth in Canada.

Saskatchewan’s performance in manufacturing sales and investment in building construction, however, remained weak and below the national average.

Some economic indicators were significantly and negatively impacted by COVID-19, but overall, the impacts were smaller than those in other provinces.

Sales at food services and drinking places declined by 21.3 per cent, the smallest decline in Canada. The Canadian average decline for these sales was 31.5 per cent.

SASKATCHEWAN ECONOMIC INDICATORS IN 2020

	Saskatchewan			Canada Per Cent Change
	Level	Per Cent Change	Rank

Population at Jan. 1 (000s)	1,178.8	(0.0)	9	0.4

Employment (000s)	544.1	(4.7)	5	(5.2)

Unemployment Rate (%)	8.4	8.4	2nd lowest	9.6

Employment Rate (%)	61.3	61.3	1	58.0

Consumer Price Index (2002=100)	141.9	0.6	5	0.7

Average Weekly Earnings ($)	1,092.5	5.0	7	6.7

Retail Sales ($B)	19.3	(1.0)	7	(1.4)

Wholesale Trade ($B)	27.1	3.0	1	(1.0)

New Motor Vehicle Sales (# of units)	38,719	(15.1)	3	(20.9)

Food Services and Drinking Places Sales ($M)	1.6	(17.8)	1	(28.2)

Manufacturing Sales ($B)	13.4	(14.0)	7	(11.4)

International Goods Exports ($B)	30.4	2.5	1	(12.2)

Building Permits ($B)	1.4	(12.9)	9	(2.3)

Housing Starts (# of units)	3,087	27.2	1	4.4

Investment in Building Construction ($B)	3.1	(18.1)	10	(2.0)

Residental ($B)	1.9	(15.5)	10	(1.8)

Non-Residential ($B)	1.2	(21.9)	9	(2.3)

        Source: Statistics Canada (March 2021)

Budget 2021-22   35

ECONOMIC PERFORMANCE DURING THE PANDEMIC

(March to December 2020 versus March to December 2019)

    Source: Statistics Canada (March 2021)

Saskatchewan had the fourth-lowest decline in new motor vehicle sales at 16.8 per cent while these sales declined by 22.9 per cent nationally.

COMMODITIES PERFORMANCE AND OUTLOOK

Saskatchewan’s economy is expected to continue a path of recovery in 2021 supported by both an increase in consumer and business confidence, and improvements in commodity markets.

In 2020, Saskatchewan recognized its second-largest crop on record. Total crop production is estimated at 39.1 million tonnes, an increase of 0.6 per cent from 2019.

On a 10-year average basis, total crop production in Saskatchewan increased by 43.3 per cent from an average 24.0 million tonnes during the 2001-10 period to 34.4 million tonnes during the 2011-20 period.

Total crop production is expected to rise to 41.5 million tonnes by 2025.

SASKATCHEWAN CROP PRODUCTION

(Second-highest production in 2020

at 39.01 million tonnes)

Sources: Statistics Canada (November 2020),

               Ministry of Agriculture (January 2021)

Despite a weakening of potash prices, from $511.03 per K2O tonne in 2019 to $387.85 per K2O tonne in 2020, Saskatchewan’s potash production recorded the second-highest level at 13.6 million tonnes.

36  Budget 2021-22

The price of potash is expected to improve slightly to $396.48 per K2O tonne in 2021 and strong global demand for potash is expected to continue over the forecast period. As such, total potash production is anticipated to reach 15.2 million K2O tonnes by 2025.

SASKATCHEWAN POTASH PRICE AND PRODUCTION

(Second-highest production in 2020

at 13.6 million tonnes)

Source: Ministry of Energy and Resources (February 2021)

Due to the temporary shutdowns at the Cigar Lake mine, uranium production dropped significantly in 2020. Uranium production is expected to return to a nominal pace when operations are resumed.

Uranium does not trade on an open market like other commodities; buyers and sellers negotiate contracts privately. Prices are published by independent market consultants and are expected to remain relatively flat over the medium term.

The sudden drop in global demand for oil resulted in an oil price crash in April of 2020. The WTI oil price dropped from an average high of US$57.50 per barrel in January to an average of US$16.70 per barrel in April.

Since then, the WTI oil price gradually increased to an average of US$47.10 per barrel in December.

The WTI oil price is expected to average US$55.00 per barrel in both 2021 and 2022, up from US$39.40 per barrel in 2020.

Impacted by weak oil prices, drilling activity declined significantly from 1,880 wells in 2019 to 1,057 wells in 2020. With the expected improvement to oil prices over the forecast period, the total number of wells drilled is likewise forecast to improve, with a modest increase to 1,250 in 2021 and up to a total of 3,000 by 2025.

WTI OIL PRICE AND OIL WELLS DRILLED

Source: Ministry of Energy and Resources (March 2021)

Historically, oil prices have significantly affected Saskatchewan’s economic performance. For example, when the WTI price dropped from an average of US$99.60 per barrel in 2008 to an average of US$61.80 per barrel in 2009, Saskatchewan’s real GDP subsequently declined by 5.3 per cent.

Budget 2021-22   37

COMMODITY PRICE ASSUMPTIONS – CALENDAR YEAR

	2020	2021	2022	2023	2024	2025

WTI Oil (US$/barrel)	39.4	55.0	55.0	56.0	57.5	59.0

Well-head Oil (C$/barrel)	34.8	50.0	49.3	49.6	50.2	52.2

Natural Gas (C$/GJ)	2.3	2.8	2.8	2.8	2.8	2.9

Potash (C$/K2O tonne)[1]	387.9	396.5	396.2	398.3	403.1	415.9

Potash (US$/KCl tonne)[1]	176.5	190.6	193.4	197.3	202.4	207.0

Wheat (C$/tonne)	224.2	234.0	232.1	232.4	235.2	235.6

Canola (C$/tonne)	468.7	477.4	470.4	476.9	479.7	480.4

[1]	The potash industry quotes prices in US dollars per KCl tonne. Provincial royalty calculations, however, are based on the Canadian dollar price per K2O tonne.

Sources: Ministry of Energy and Resources (March 2021), Ministry of Agriculture (January 2021)

REAL GDP AND WTI OIL PRICES

Conversely, when the WTI price recovered, to US$72.90 per barrel in 2010 and to US$76.70 per barrel in 2011, Saskatchewan’s real GDP displayed growth of 4.7 per cent and 5.3 per cent, respectively, in each of those years.

Impacted by the pandemic and weak oil prices, Saskatchewan’s real GDP and nominal GDP are expected to decline by 4.2 per cent and 7.8 per cent in 2020, respectively.

With the rollout of vaccinations, global economic recovery, improving oil prices and demand and an increase in consumer and business confidence, Saskatchewan’s real GDP is expected to improve and rise by 3.4 per cent in 2021 and 3.2 per cent in 2022.

Nominal GDP is forecast to increase by 5.9 per cent and 4.1 per cent, respectively, in 2021 and 2022. Continued economic recovery is expected throughout the forecast period.

38  Budget 2021-22

SASKATCHEWAN FORECAST AT A GLANCE

(Per Cent Change Unless Otherwise Noted)

	2020	2021	2022	2023	2024	2025

Real GDP	(4.2)	3.4	3.2	2.5	2.3	2.9

Nominal GDP	(7.8)	5.9	4.1	3.2	3.4	4.3

CPI*	0.6	1.2	1.5	1.6	1.7	1.6

Employment Growth (000s)*	(26.8)	15.7	7.9	6.1	6.0	6.8

Unemployment Rate (%)*	8.4	6.5	6.4	6.0	5.7	5.4

Retail Sales*	(1.0)	3.2	3.3	3.3	3.2	3.3

*	2020 actual

Source: Ministry of Finance (March 2021)

FORECAST COMPARISON

All private sector forecasters expect Saskatchewan’s economy to recover beginning in 2021.

On average, private sector forecasters expect Saskatchewan’s real GDP to grow by 4.6 per cent in 2021, after their predicted 5.2 per cent contraction in 2020.

These forecasts range from a low of 3.3 per cent to a high of 5.9 per cent.

While private sector forecasts differ from this budget’s assumptions of a 4.2 per cent contraction in 2020 and 3.4 per cent growth in 2021, total growth over the two-year period is similar.

Saskatchewan’s real GDP growth outlook ranked fifth amongst all provinces in both 2020 and 2021, according to the private sector forecasts.

PRIVATE SECTOR REAL GDP GROWTH FORECASTS FOR SASKATCHEWAN*

(Per Cent)

	2020	2021	Total Growth	Release Date

IHS Global Insight	(6.1)	3.3	(2.8)	Jan./21

Conference Board of Canada	(5.2)	5.4	0.2	Mar./21

TD Bank	(5.6)	4.7	(0.9)	Dec./20

RBC	(4.2)	5.2	1.0	Mar./21

BMO	(5.0)	4.5	(0.5)	Dec./20

CIBC	(5.2)	4.1	(1.1)	Jan./21

Scotiabank	(5.2)	5.9	0.7	Mar./21

National Bank	(5.0)	4.5	(0.5)	Dec./20

Laurentian Bank	(5.0)	4.0	(1.0)	Jan./21

Average of Private Sector Forecasts	(5.2)	4.6	(0.5)

2021-22 Budget Forecast	(4.2)	3.4	(0.8)

*	As of March 12, 2021

Budget 2021-22   39

PRIVATE SECTOR FORECASTS OF REAL GDP GROWTH BY PROVINCE*

(Per Cent Change)

	2020	Rank	2021	Rank	2022	Rank

British Columbia	(5.2)	6	5.0	1	4.3	3

Alberta	(7.1)	10	4.9	4	4.6	1

Saskatchewan	(5.2)	5	4.6	5	3.6	6

Manitoba	(4.3)	4	4.2	7	3.6	5

Ontario	(5.7)	8	4.9	2	4.3	2

Québec	(5.4)	7	4.9	2	4.0	4

New Brunswick	(3.7)	2	4.0	8	3.0	10

Nova Scotia	(4.1)	3	4.3	6	3.3	8

Prince Edward Island	(3.7)	1	4.0	9	3.5	7

Newfoundland and Labrador	(5.8)	9	3.9	10	3.1	9

Canada	(5.5)		4.8		4.2

*	As of March 12, 2021

CONCLUSION

Saskatchewan, like other small, open economies, experienced an exceptionally challenging year due to COVID-19 and weak oil prices. Saskatchewan’s economy, however, was less severely impacted than was originally estimated in the early part of 2020. With the combination of vaccine availability, global economic recovery, oil price and demand improvement, and consumer and business confidence rising, Saskatchewan’s real GDP is expected to regain momentum on a path to recovery over the forecast period. Overall, Saskatchewan’s real GDP is expected to grow by 3.4 per cent in 2021 and by 3.2 per cent in 2022. Nominal GDP is expected to increase by 5.1 per cent in 2021 and 4.2 per cent in 2022.

40  Budget 2021-22

2021-22 FINANCIAL OUTLOOK

OVERVIEW

The Saskatchewan Provincial Budget includes the financial activity for all organizations within the control of the Government of Saskatchewan, including Government Service Organizations (GSOs), Government Business Enterprises (GBEs) and government partnerships.

The inclusion of these organizations is based on standards established by the Public Sector Accounting Board (PSAB) for senior Canadian governments, and the method of consolidating these entities in the budget is consistent with the policies described in the Saskatchewan Public Accounts.

All organizations in the budget, with the exception of GBEs, are defined as GSOs or – in situations where Government has entered into a contractual relationship with one or more parties and share risks and benefits – a government partnership. GSOs typically provide public services and receive Government grants to sustain their operations. Examples of GSOs include Government of Saskatchewan ministries, as well as entities such as the Saskatchewan Health Authority, Boards of Education, the Saskatchewan Housing Corporation and the Water Security Agency.

The revenue and expense budgets of GSOs (and Government’s proportionate share of partnership revenue and expense) are consolidated after adjusting for differences in accounting policies and eliminating inter-organizational transactions. Adjustments are made to account for differences in entity year-ends that do not align with the Government of Saskatchewan’s year-end of March 31.

GSO revenue is classified into four major categories (taxes, non-renewable resources, federal transfers and other own sources), while GSO expense is classified into 11 expense themes. In some cases, particularly with executive government ministries, an entity’s expense can be allocated across more than one theme depending on the purpose of the activity.

GBEs are self-sufficient and have the authority to sell goods and services to external parties as their principal activity. Budgets for GBEs are incorporated as a single amount in a fifth revenue category called “Net Income from Government Business Enterprises” using the modified-equity method, which includes the Government of Saskatchewan’s proportionate share of net earnings or losses.

The 2021-22 Budget estimates a deficit of $2.6 billion.

FINANCIAL OVERVIEW

	2018-19	2019-20	2020-21	2021-22
(millions of dollars)	Actual	Actual	Forecast	Budget

Revenue	14,502	14,887	14,096	14,478

Expense	14,769	15,206	15,961	17,089

Deficit	(268)	(319)	(1,865)	(2,611)

Totals may not add due to rounding.

Budget 2021-22   41

2021-22 REVENUE RECONCILIATION

	2020-21	2021-22	Change
(millions of dollars)	Forecast	Budget	Dollars	Per Cent

Taxation	6,706.2	7,238.0	531.8	7.9

Non-Renewable Resources	1,096.2	1,328.5	232.3	21.2

Net Income from GBEs	1,104.9	899.2	(205.7)	(18.6)

Other Own-Source Revenue	1,969.1	2,104.1	135.0	6.9

Transfers from the Federal Government	3,219.3	2,908.5	(310.8)	(9.7)

Total Revenue	14,095.7	14,478.3	382.6	2.7

REVENUE

The revenue outlook included in the 2021-22 Budget includes all tax and other revenue measures presented in the budget, as well as changes to provincial fees and charges announced in advance of the budget.

Total revenue is forecast to be $14.5 billion in 2021-22, an increase of $383 million (2.7 per cent) from the 2020-21 forecast. The increase is largely due to higher tax revenue, non-renewable resources revenue and other own-source revenue, partially offset by a decrease in federal transfers and lower net income from GBEs.

Relative to the 2020-21 Budget, revenue is up $830 million, or 6.1 per cent, reflecting increases across all categories.

Despite the year-over-year improvement in the revenue outlook for 2021-22, after accounting for the forgone tax revenue due to the Home Renovation Tax Credit and small business tax rate reduction, this year’s revenue budget of $14.5 billion is $1.0 billion lower than what was projected in the 2019-20 Budget prior to the onset of the COVID-19 pandemic and the oil price collapse.

Tax Revenue

Tax revenue is budgeted at $7.2 billion in 2021-22 and accounts for 50 per cent of total revenue. This is an increase of $532 million, or 7.9 per cent, from the 2020-21 forecast.

Corporation Income Tax (CIT) revenue is budgeted at $755 million, an increase of $336 million from the 2020-21 forecast. The increase reflects a one-time

TOTAL REVENUE – 2018-19 TO 2021-22

(millions of dollars)	2018-19 Actual	2019-20 Actual	2020-21 Budget	2020-21 Forecast	2021-22 Budget

Taxation	7,116.7	7,553.3	7,202.8	6,706.2	7,238.0

Non-Renewable Resources	1,735.1	1,750.3	997.4	1,096.2	1,328.5

Net Income from GBEs	1,011.2	855.3	728.8	1,104.9	899.2

Other Own-Source Revenue	2,128.3	2,138.4	1,933.1	1,969.1	2,104.1

Transfers from the Federal Government	2,510.3	2,589.8	2,786.6	3,219.3	2,908.5

Total Revenue	14,501.6	14,887.1	13,648.7	14,095.7	14,478.3

42  Budget 2021-22

COMPOSITION OF 2021-22 REVENUE

negative adjustment recorded in 2020-21 for prior-year assessments. In addition, CIT revenue is forecast to increase this year as a result of a higher federal forecast of the 2021 and 2022 national corporate tax base, partially offset by the full-year impact of the temporary small business income tax rate reduction to 0 per cent.

Individual Income Tax revenue is budgeted at $2.4 billion, a $44 million decrease from the 2020-21 forecast, primarily due to an expected prior-year negative adjustment as a result of anticipated weakness in 2020 assessments, combined with the full-year impact of the Saskatchewan Home Renovation Tax Credit, partially offset by anticipated growth in the 2021 and 2022 tax base.

Provincial Sales Tax (PST) revenue is budgeted at $2.1 billion, an increase of $173 million from the 2020-21 forecast. The increase is consistent with the expected post-COVID recovery in the Saskatchewan

TAX REVENUE – 2018-19 TO 2021-22

					Change from
	2018-19	2019-20	2020-21	2021-22	2020-21 Forecast
(millions of dollars)	Actual	Actual	Forecast	Budget	Dollars	Per Cent

Corporation Income Tax	585.5	787.5	418.5	754.6	336.1	80.3

Fuel Tax	555.6	507.9	444.0	477.9	33.9	7.6

Individual Income Tax	2,340.0	2,629.1	2,465.0	2,420.8	(44.2)	(1.8)

Property Tax	763.3	774.0	773.0	784.8	11.8	1.5

Provincial Sales Tax	2,224.8	2,205.8	1,971.1	2,144.0	172.9	8.8

Tobacco Tax	236.4	206.8	201.7	201.8	0.1	0.0

Other Taxes	411.1	442.2	432.9	454.1	21.2	4.9

Total	7,116.7	7,553.3	6,706.2	7,238.0	531.8	7.9

Budget 2021-22   43

NON-RENEWABLE RESOURCE REVENUE – 2018-19 TO 2021-22

					Change from
	2018-19 Actual	2019-20 Actual	2020-21 Forecast	2021-22 Budget	2020-21 Forecast
(millions of dollars)					Dollars	Per Cent

Crown Land Sales	58.1	17.1	6.7	9.2	2.5	37.3

Oil and Natural Gas	681.6	667.8	362.3	505.1	142.8	39.4

Potash	536.0	554.4	404.5	431.8	27.3	6.7

Resource Surcharge	393.8	413.3	265.8	302.6	36.8	13.8

Other	65.6	97.6	56.9	79.8	22.9	40.2

Total	1,735.1	1,750.3	1,096.2	1,328.5	232.3	21.2

economy, including growth in population, household spending and business investment. However, the 2021-22 Budget includes a $52 million reduction in PST revenue compared to last year’s budget as a result of a new accounting treatment that eliminates the PST paid on capital purchases by ministries and certain GSOs in the summary budget.

All remaining taxes are budgeted to increase by a combined $67 million, including a $34 million increase in Fuel Tax revenue as a result of the rebound in economic activity, a $21 million increase in other taxes, mainly comprised of a return to normal collection levels of Corporation Capital Tax and Liquor Consumption Tax, and a $12 million increase in Property Tax revenue, reflecting changes to Education Property Tax mill rates in line with year-over-year inflation.

Non-Renewable Resource Revenue

Non-renewable resource revenue is budgeted at $1.3 billion, or 9 per cent of total revenue, in 2021-22. This is a $232 million, or 21.2 per cent, increase from the 2020-21 forecast.

Oil and natural gas royalties are budgeted at $505 million in 2021-22, an increase of $143 million from the 2020-21 forecast. The increase is primarily due to an increase in West Texas Intermediate (WTI)

WTI OIL PRICES AND THE CANADIAN DOLLAR

44  Budget 2021-22

NON-RENEWABLE RESOURCE FORECAST ASSUMPTIONS – FISCAL YEAR

	2018-19	2019-20	2020-21	2021-22
	Actual	Actual	Forecast	Budget

WTI Oil Price (US$/barrel)	62.87	54.80	42.27	54.33

Light-Heavy Differential (% of WTI)	31.8	20.9	18.1	19.7

Well-head Oil Price (C$/barrel)[1]	54.58	52.54	39.05	49.31

Oil Production (million barrels)	178.6	178.9	154.0	160.0

Potash Price (mine netback, US$/KCl tonne)[2]	215	223	180	191

Potash Price (mine netback, C$/K O tonne)[2]	457	490	390	396

Potash Sales (million K2 O tonnes)[2]	13.4	12.7	14.0	14.3

Canadian Dollar (US cents)	76.23	75.19	75.70	79.12

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.
[2]	Ministry of Finance calculations derived from calendar-year forecasts.

oil prices and a forecast increase in production, partially offset by a higher exchange rate forecast and a wider light-heavy oil price differential.

WTI oil prices are forecast to average US$54.33 per barrel in 2021-22, consistent with private sector forecasts. This is a US$12.06 per barrel increase from the 2020-21 average price forecast of US$42.27 and reflects current market optimism as the world starts to recover from COVID-19 and its corresponding decline in demand.

WTI oil prices are an important benchmark for the oil market and provincial revenue. However, the majority of oil produced in Saskatchewan is heavier and more sour than WTI oil and requires further processing to become refined products. As a result, Saskatchewan oil typically trades at a discount to WTI oil. Increasing production in Western Canada and North Dakota, as well as pipeline and transportation capacity constraints, have also contributed to a general widening of the price discount for Saskatchewan oil in recent years.

The light-heavy oil price differential – a proxy for the price discount on oil produced in Saskatchewan – is expected to increase from 18.1 per cent (as a share of WTI prices) in 2020-21 to 19.7 per cent in 2021-22.

The value of the Canadian dollar is projected to average 79.1 U.S. cents in 2021-22, up from an average of 75.7 U.S. cents in 2020-21. As the price of Saskatchewan oil at the well-head is generally determined based on prevailing prices in the United States, a higher exchange rate translates to lower prices in Canadian dollars, all else being equal.

The result of these factors is a 2021-22 well-head oil price forecast, in Canadian dollars, of $49.31 per barrel, up from the 2020-21 average well-head price of $39.05.

Finally, oil production is forecast at 160.0 million barrels in 2021-22, up from the 2020-21 forecast of 154.0 million barrels as demand continues to increase.

Revenue from the Resource Surcharge is forecast to increase $37 million from the 2020-21 forecast, primarily reflecting continued recovery in the resource sector, including increasing WTI oil prices and higher average potash prices.

Potash revenue is budgeted at $432 million in 2021-22, up $27 million from the 2020-21 forecast. The outlook incorporates increases in both average price and sales volume forecasts.

Budget 2021-22   45

In 2021-22, average realized prices are forecast at US$191 per KCl tonne (C$396 per K2O tonne), up from US$180 (C$390) in 2020-21. The potash forecast incorporates a small increase in sales in 2021-22, from 14.0 million K2O tonnes in 2020-21 to 14.3 million K2O tonnes.

Revenue from Crown land sales and all other non-renewable resources (including uranium, coal and other minerals) is forecast to increase by $25 million, mainly due to higher uranium revenue, reflecting the expected resumption of production at the Cigar Lake mine.

The economic and fiscal forecasts in the 2021-22 Budget rely on a set of assumptions regarding Canadian, U.S. and global economic growth, commodity prices and the value of the Canadian dollar. These factors are beyond government’s control, yet they heavily influence Saskatchewan’s fiscal performance, particularly non-renewable resource revenue.

The ongoing COVID-19 pandemic, along with OPEC decisions, transportation disruptions and exchange rate volatility have the potential to impact resource revenue this year. In an attempt to minimize risk to the fiscal plan, the assumptions used to develop the non-renewable resource forecast are prudent and incorporate a number of private sector forecasts. But because of the volatile nature of these key external factors, the non-renewable resource revenue forecast will always be subject to risk. This risk is quantified throughout the year.

For 2021-22, the following sensitivities are estimated:

•	a US$1 per barrel change in the fiscal-year average WTI oil price results in an estimated $14 million change in oil royalties;

•	a US$10 per KCl tonne (C$21 per K2O tonne) change in the fiscal-year average realized potash price results in an estimated $43 million change in potash royalties; and,

•	a 1 U.S. cent change in the fiscal-year average exchange rate results in an estimated $20 million change in non-renewable resource revenue.

Net Income from Government Business Enterprises

Government Business Enterprise (GBE) net income is forecast at $899 million in 2021-22 and accounts for 6 per cent of budgeted revenue. This is a $206 million decrease from the current 2020-21

NET INCOME FROM GOVERNMENT BUSINESS ENTERPRISES – 2018-19 TO 2021-22

					Change from
	2018-19	2019-20	2020-21	2021-22	2020-21 Forecast
(millions of dollars)	Actual	Actual	Forecast	Budget	Dollars	Per Cent

Saskatchewan Auto Fund	77.5	(46.7)	213.0	192.1	(20.9)	(9.8)

Saskatchewan Gaming Corporation	22.5	20.1	(7.1)	11.5	18.6	(262.0)

Saskatchewan Government Insurance	48.0	49.9	135.8	40.0	(95.8)	(70.5)

Saskatchewan Liquor and Gaming Authority	485.1	470.3	326.6	423.4	96.8	29.6

SaskPower	231.2	204.8	136.4	16.7	(119.7)	(87.8)

SaskTel	123.1	115.4	126.0	100.0	(26.0)	(20.6)

SaskEnergy	165.7	43.5	58.9	49.7	(9.2)	(15.6)

Workers’ Compensation Board	(153.6)	(12.3)	111.1	(1.3)	(112.4)	(101.2)

Other	11.7	10.4	4.2	67.1	62.9	1,497.6

Total	1,011.2	855.4	1,104.9	899.2	(205.7)	(18.6)

46  Budget 2021-22

forecast, largely reflecting a budgeted return to normal levels of investment returns at Saskatchewan Government Insurance (SGI), Workers’ Compensation Board and the Auto Fund, following large gains in 2020-21. In addition, higher operating costs and depreciation are projected to reduce net income at SaskPower in 2021-22.

These declines are partially offset by higher net income at Saskatchewan Liquor and Gaming Authority and Saskatchewan Gaming Corporation under the assumption of a re-opening of the entertainment sector and an improvement in overall economic conditions in 2021.

GBE net income in the 2021-22 Budget also includes a $64.4 million consolidation adjustment to recognize federal and provincial revenue to be received by SaskPower for capital projects, for which there is an offsetting expense in the Economic Development theme as the funding will flow through SaskBuilds Corporation.

Other Own-Source Revenue

Other own-source revenue includes fees for services and licenses, proceeds from the sale of goods and services, investment income, fees collected by insurance entities and other miscellaneous sources of revenue. Most government organizations generate own-source revenue in order to finance additional spending not funded by government grants.

Other own-source revenue is budgeted at $2.1 billion in 2021-22 and accounts for 15 per cent of total revenue. This is a $135 million, or 6.9 per cent, increase from 2020-21 and reflects an anticipated return to normal economic conditions following the pandemic.

The 2021-22 Budget includes increases in miscellaneous and fees revenue of $133 million and $38 million, respectively, as both items are budgeted to return to pre-pandemic levels. These gains are partially offset by a $31 million decline in investment income mainly due to lower sinking funding earnings, as well as minor decreases in transfers from other governments ($4 million) and insurance revenue ($2 million).

In total, own-source revenue in the 2021-22 Budget is expected to return to a level slightly less than its 2018-19 to 2019-20 average.

Transfers from the Federal Government

Federal transfers are budgeted at $2.9 billion in 2021-22 and account for 20 per cent of total revenue. This is a $311 million decrease from 2020-21.

The Canada Health Transfer and Canada Social Transfer will increase by $34 million and $12 million, respectively, in 2021-22 in accordance with the legislated funding formula.

OTHER OWN-SOURCE REVENUE – 2018-19 TO 2021-22

					Change from
	2018-19	2019-20	2020-21	2021-22	2020-21 Forecast
(millions of dollars)	Actual	Actual	Forecast	Budget	Dollars	Per Cent

Fees	1,191.8	1,200.2	1,131.8	1,170.0	38.2	3.4

Insurance	290.3	279.3	284.2	282.7	(1.5)	(0.5)

Investment Income	113.9	118.6	119.7	88.4	(31.3)	(26.1)

Transfers from Other Governments	76.4	77.5	76.8	73.2	(3.6)	(4.7)

Miscellaneous	455.8	462.8	356.6	489.8	133.2	37.4

Total	2,128.3	2,138.4	1,969.1	2,104.1	135.0	6.9

Budget 2021-22   47

FEDERAL TRANSFERS – 2018-19 TO 2021-22

					Change from
	2018-19	2019-20	2020-21	2021-22	2020-21 Forecast
(millions of dollars)	Actual	Actual	Forecast	Budget	Dollars	Per Cent

Canada Health Transfer	1,203.3	1,262.7	1,296.5	1,330.4	33.9	2.6

Canada Social Transfer	441.6	456.2	465.2	477.4	12.2	2.6

Other	865.3	870.9	1,457.6	1,100.7	(356.9)	(24.5)

Total	2,510.3	2,589.8	3,219.3	2,908.5	(310.8)	(9.7)

Other federal transfers are budgeted to decline $357 million compared to the 2020-21 forecast, mainly due to one-time federal contributions in 2020-21 that are not budgeted to repeat, including:

•	$338 million for Saskatchewan’s share of the federal Safe Restart Agreement;

•	$75 million for Saskatchewan’s share of the federal Safe Return to Class Fund;

•	$53 million for Saskatchewan’s share of the federal Essential Workers Support Fund; and,

•	$19 million for the finalization of Saskatchewan’s 2016-17 claim under the federal Fiscal Stabilization Program.

These decreases are partially offset by a $100 million increase in federal funding for the Accelerated Site Closure Program, consistent with expected activity under the program.

EXPENSE

Expense in the 2021-22 Budget is classified into 11 themes, consistent with the presentation in the Saskatchewan Public Accounts. The expenses of all GSOs (and proportionate share of partnerships) within the control of the Government of Saskatchewan, including the GRF, are included.

Total expense is budgeted at $17.1 billion in 2021-22, an increase of $1.0 billion, or 6.3 per cent, from the 2020-21 Budget.

Health, Education and Social Services and Assistance account for almost 70 per cent of the 2021-22 Budget, roughly similar to last year.

COMPOSITION OF 2021-22 EXPENSE

48  Budget 2021-22

Pension expense in the 2021-22 Budget is $433 million higher than last year’s budget. The increase is primarily due to a $415 million deterioration in the pension accrual adjustment to account for pensions on an accrual basis. The deterioration reflects the fall-off of net actuarial gains experienced in 2020-21 and changes in actuarial assumptions, including a lower discount rate to value the Province’s closed defined benefit pension plans.

The change in the pension accrual adjustment accounts for 40 per cent of the overall expense increase in this year’s budget.

Health is budgeted at $6.5 billion, or 38.2 per cent of total expense.

The most significant components of the Health theme are the Ministry of Health, the Saskatchewan Health Authority, eHealth, the Saskatchewan Cancer Agency and 3SHealth.

Health expense is up $359 million (5.8 per cent) compared to the 2020-21 Budget, mostly reflecting:

•	$123 million increase for compensation across the sector, mainly for settled bargaining agreements and physician contracts;

•	$90 million of new, one-time funding for the health system’s response to COVID-19;

•	$81 million increase for general operating costs and high-priority initiatives across the health sector, including investments in mental health and addictions, diagnostic imaging wait times, emergency medical services, drug costs and information security;

•	$47 million increase as a result of the consolidation of clinical funding for the College of Medicine from the Education theme; and,

•	$18 million increase for 2020 platform commitments, including lowering the cost of seniors’ ambulance fees, adding 300 continuing care aides for long-term and home care and expanding supports for people with diabetes.

2021-22 EXPENSE RECONCILIATION

	2020-21	2021-22	Change
(millions of dollars)	Budget	Budget	Dollars	Per Cent

Agriculture	798.8	879.3	80.5	10.1

Community Development	762.8	690.4	(72.4)	(9.5)

Economic Development	389.8	527.0	137.2	35.2

Education	3,361.9	3,753.2	391.3	11.6

Environment and Natural Resources	362.4	414.9	52.5	14.5

Financing Charges	718.2	755.0	36.8	5.1

General Government[1]	421.9	524.6	102.7	24.3

Health	6,176.3	6,535.3	359.0	5.8

Protection of Persons and Property	806.5	845.1	38.6	4.8

Social Services and Assistance	1,490.3	1,556.7	66.4	4.5

Transportation	585.8	607.7	21.9	3.7

Health and Public Safety Contingency	200.0	–	(200.0)	(100.0)

Total Expense	16,074.7	17,089.2	1,014.5	6.3

[1]	General Government expense was previously named Other.

Budget 2021-22   49

Education is budgeted at nearly $3.8 billion, or 22.0 per cent of total expense.

The most significant components of the Education theme are portions of the Ministries of Advanced Education, Education, and Immigration and Career Training, as well as the Boards of Education, Saskatchewan Polytechnic, Regional Colleges, the Saskatchewan Student Aid Fund and the Saskatchewan Apprenticeship and Trade Certification Commission.

Education expense is up $391 million (11.6 per cent) from last year’s budget.

The majority of the increase is due to a $320 million increase in pension expense, as previously noted, largely as a result of the completion of the amortization of prior-year net actuarial gains in 2020-21 and a decrease in the discount rate used to value pension liabilities.

The 2021-22 Budget also includes $78 million of COVID-19 response funding, including:

•	$30 million in new funding as part of a $60 million COVID-19 response package and multi-year funding plan for post-secondary institutions;

•	$27 million for career training and employment supports for those disadvantaged by COVID-19; and,

•	$21 million to support school divisions as they make preparations for fall 2021.

In addition, there is a $50 million increase in Boards of Education expense, mostly due to salary increases and stimulus maintenance funding. The 2021-22 Budget also includes a $4 million increase for the Saskatchewan Advantage Scholarship.

Partially offsetting these increases is a $47 million decrease reflecting the consolidation of clinical funding for the College of Medicine to the Health theme.

Social Services and Assistance is budgeted at nearly $1.6 billion, or 9.1 per cent of total expense.

The most significant components of this theme are the Ministry of Social Services and portions of the Ministries of Government Relations and Justice and Attorney General. Social Services and Assistance expense also includes spending through the Saskatchewan Housing Corporation and the Saskatchewan Legal Aid Commission.

Social Services and Assistance expense is up $66 million (4.5 per cent) from the 2020-21 Budget. The increase is primarily due to:

•	$19 million increase for Child and Family Services utilization pressures to support the program’s core mandate of keeping children safe from abuse and neglect;

•	$15 million increase for supports to clients with intellectual disabilities, expanding the existing individualized funding for Autism Spectrum Disorder Program to include children under 12 and improving services for deaf and hard of hearing persons;

•	$13 million increase for the national housing strategy and increased housing operations costs;

•	$9 million net increase for Income Assistance utilization; and,

•	$7 million increase to community-based organizations.

Protection of Persons and Property is budgeted at $845 million, or 4.9 per cent of total expense.

The most significant components of this theme are the Ministries of Corrections, Policing and Public Safety, Labour Relations and Workplace Safety, the Integrated Justice Services vote, as well as portions of the Ministries of Government Relations and Justice and Attorney General. The Saskatchewan Public Safety Agency, Victim’s Fund, the Sask911 Account and the Financial Consumer Affairs Authority of Saskatchewan are also included.

50  Budget 2021-22

Protection of Persons and Property is up $39 million (4.8 per cent), primarily reflecting increases across the justice system, including COVID-19 response measures in the court services, policing programs, salary increases and custody services.

Agriculture is budgeted at $879 million, or 5.1 per cent of total expense.

The most significant components of this theme are the Ministry of Agriculture, Saskatchewan Crop Insurance Corporation, Saskatchewan Agricultural Stabilization Fund and Prairie Agricultural Machinery Institute.

Agriculture is up $81 million (10.1 per cent), primarily due to $73 million in higher crop insurance expense resulting from a higher insured liability and increased AgriStability payments, as well as increases for AgriInvest and Agricultural Water Development projects.

Financing Charges are budgeted at $755 million, or 4.4 per cent of total expense. This is an increase of $37 million (5.1 per cent) from last year’s budget, largely reflecting an increase in debt-servicing costs as a result of growth in Saskatchewan Capital Plan and operating debt.

Community Development is budgeted at $690 million, or 4.0 per cent of total expense.

The most significant components of Community Development are portions of the Ministries of Government Relations, Education and Parks, Culture and Sport, as well as the Northern Municipal Trust Account and the Saskatchewan Lotteries Trust Fund for Sport, Culture and Recreation.

Community Development is down $72 million (9.5 per cent) from last year’s budget, primarily due to a $150 million decrease for the Municipal

Economic Enhancement Program, partially offset by increases of $68 million for the Investing in Canada Infrastructure Program, $7 million for the Gas Tax Program and $5 million for the New Building Canada Fund, as well as a $4 million increase for the Active Families Benefit.

Transportation is budgeted at $608 million, or 3.6 per cent of total expense.

The most significant components of this theme are the Ministry of Highways and a portion of the Ministry of Government Relations, as well as the Transportation Partnerships Fund.

Transportation is up $22 million (3.7 per cent) from last year’s budget, largely due to a $15 million increase in amortization expense for completed highway projects, as well as increases for the Transportation Partnership Fund and the Strategic Partnership Program for road improvement, air services, and other projects.

Economic Development is budgeted at $527 million, or 3.1 per cent of total expense.

The most significant components of Economic Development are the Ministries of Energy and Resources and Trade and Export Development, as well as portions of the Ministries of Environment, Immigration and Career Training, Finance and Parks, Culture and Sport. The theme also includes Innovation Saskatchewan, Saskatchewan Opportunities Corporation, a portion of the Saskatchewan Research Council, Tourism Saskatchewan and SaskBuilds Corporation.

Economic Development is up $137 million (35.2 per cent), largely reflecting:

•	$175 million for the Saskatchewan Economic Recovery Rebate provided to SaskPower customers;

Budget 2021-22   51

•	$64 million increase provided to SaskPower (offset by higher GBE net income) to invest in multiple projects, including infrastructure in rural communities, a battery energy storage system and distributed energy resource enablement;

•	$15 million increase for VIDO to construct a Centre for Pandemic Research; and,

•	$5 million increase for the Saskatchewan Tourism Sector Support Program;

partially offset by,

•	$121 million decrease due to the fall-off of the one-time emergency COVID-19 support programs in the 2020-21 Budget.

Environment and Natural Resources is budgeted at $415 million, or 2.4 per cent of total expense.

This theme is comprised of portions of the Ministries of Environment and Parks, Culture and Sport. As well, the theme includes the Commercial Revolving Fund, the Water Security Agency and a portion of the Saskatchewan Research Council.

Environment and Natural Resources expense is up $53 million (14.5 per cent), primarily reflecting a $50 million increase in federal flow-through funding for the Accelerated Site Closure Program for the reclamation of inactive oil and gas wells and facilities.

General Government (formerly Other) expense is budgeted at $525 million, or 3.1 per cent of total expense. This is an increase of $103 million (24.3 per cent) from the 2020-21 Budget, primarily reflecting a $112 million increase in pension expense, as previously noted, partially offset by a $20 million reduction for the Chief Electoral Officer due to the fall-off of funding related to the 2020 provincial election.

Finally, this year’s budget does not include a Health and Public Safety Contingency, resulting in a $200 million decrease in expense when compared to last year’s budget.

MEDIUM-TERM OUTLOOK

The impact to the Saskatchewan economy in 2020 from COVID-19 appears to have been less than initially forecast. However, several sectors of the economy and the labour market experienced an unprecedented shock last year. Significant economic challenges remain as public health measures remain in place and COVID-19 variants spread.

While the approval of vaccines in recent months and the beginning of mass vaccination efforts offer hope that the virus will soon be contained, it is clear that full recovery will take longer than originally assumed. Economic growth is forecast for 2021 and beyond, but the ongoing pandemic has altered the previous path for a return to fiscal balance.

In the near term, the 2021-22 Budget faces a revenue shortfall compared to the previous outlook, largely as a result of a delayed economic recovery. In addition, another year of COVID-related spending will be required to support the provincial economy and health care system, and to set the stage for economic recovery.

Beyond 2021-22, deficits are now forecast across the planning horizon, including a deficit of $770 million in 2024-25. While this is a deterioration in the fiscal outlook since the 2020-21 First Quarter Report, Saskatchewan is well positioned to withstand a longer return to balance due to its low debt burden.

The medium-term fiscal outlook is consistent with the provincial economic forecast and its underlying assumptions. In particular, the outlook assumes that public health measures and vaccination efforts are successful in ending the pandemic this year and that there are no negative structural changes to the economy that further delay recovery.

52  Budget 2021-22

KEY MEDIUM-TERM NON-RENEWABLE RESOURCE FORECAST ASSUMPTIONS

	2019-20	2020-21	2021-22	2022-23	2023-24	2024-25
	Actual	Forecast	Budget	Outlook	Outlook	Outlook

WTI Oil Price (US$/barrel)	54.80	42.27	54.33	55.25	56.38	57.88

Light-Heavy Differential (% of WTI)	20.9	18.1	19.7	19.4	19.0	19.0

Well-head Oil Price (C$/barrel)[1]	52.54	39.05	49.31	49.41	49.73	50.69

Oil Production (million barrels)	178.9	154.0	160.0	162.1	163.5	166.7

Potash Price (mine netback, US$/KCl tonne)[2]	223	180	191	194	199	204

Potash Price (mine netback, C$/K O tonne)[2]	490	390	396	397	400	406

Potash Sales (million K2 O tonnes)[2]	12.7	14.0	14.3	14.9	15.2	15.2

Canadian Dollar (US cents)	75.19	75.70	79.12	80.30	81.48	82.13

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.
[2]	Ministry of Finance calculations derived from calendar-year forecasts.

After growth of 2.7 per cent in 2021-22, total revenue is forecast to grow by 4.2 per cent per year, on average, over the medium term. This is higher than average nominal GDP growth of 3.6 per cent over the same time frame and results in own-source revenue returning to its pre-crisis share of GDP (14.9 per cent) in 2024-25.

Total revenue is not forecast to return to pre-crisis levels until 2022-23. In the 2019-20 Budget, revenue was forecast to reach $16.0 billion in 2022-23. In the current outlook, revenue does not surpass $16.0 billion until 2024-25, two years later than anticipated prior to the onset of the COVID-19 pandemic.

Tax revenue is forecast to grow by 4.9 per cent per year, on average, over the forecast period. Revenue growth is supported by continued recovery in the Saskatchewan economy over the medium term. In addition, the wind-down of the Home Renovation Tax Credit and the small business income tax rate reduction by the end of the forecast period contributes to the robust growth outlook over the period.

Non-renewable revenue growth is forecast to increase 7.5 per cent per year, on average, between 2021-22 and 2024-25. Despite this relatively high rate of growth, revenue does not return to its 2019-20 level over the forecast horizon.

WTI oil prices are forecast to gradually increase over the forecast period and average nearly US$58 in 2024-25. A decrease in the light-heavy oil price differential over the same time period provides another boost to well-head oil prices in Saskatchewan. However, a strengthening Canadian dollar outlook over the next four years offsets these price gains. As a result, well-head prices, in Canadian dollars, are not expected to surpass 2019-20 prices by 2024-25. Finally, oil production in 2024-25 is forecast at 166.7 million barrels, nearly 7 per cent lower than 2019-20 levels.

Potash prices, in U.S. dollars, are forecast to modestly increase over the forecast horizon, as are sales. Similar to oil, a stronger Canadian dollar over the forecast horizon offsets US-dollar price improvements and mutes the overall price increase in Canadian dollars.

In total, non-renewable resource revenue is projected to account for 10 per cent of total revenue by 2024-25. This is an increase from a forecasted 8 per cent share in 2020-21, but lower than its 12 per cent share of revenue over the 2018-19 and 2019-20 period.

Budget 2021-22   53

NON-RENEWABLE RESOURCE REVENUE – 1990-91 TO 2024-25

GBE net income and other own-source revenue are projected to increase at a combined annual average rate of 4.5 per cent. In the fiscal plan, GBE net income is assumed to not return to pre-crisis levels until 2024-25. Other own-source revenue is forecast to surpass its pre-crisis level in 2022-23 and then grow at a more normal rate of 3.4 per cent per year, on average, in the subsequent two years.

Finally, federal transfers are projected to remain flat over the four-year horizon. The 2021-22 Budget includes $200M of federal funding for the Accelerated Site Closure Program that will wind down by 2023-24. This decline is offset by increases in the Canada Health Transfer and the Canada Social Transfer in the outlook, while all other federal cost-sharing programs are projected to remain relatively flat.

COMPOSITION OF REVENUE – 1990-91 TO 2024-25

54  Budget 2021-22

MEDIUM-TERM FINANCIAL OUTLOOK

	2021-22	2022-23	2023-24	2024-25
(millions of dollars)	Budget	Outlook	Outlook	Outlook

Revenue	14,478	15,107	15,729	16,367

Expense	17,089	16,792	16,889	17,137

Deficit	(2,611)	(1,685)	(1,160)	(770)

Growth in base, or ongoing, expense over the medium term is targeted at 1.5 per cent per year. This growth will be offset by the fall-off of COVID-related and stimulus spending over the next two years. As a result, total expense is expected to fall by 1.7 per cent in 2022-23, followed by growth of 0.6 per cent in 2023-24 and 1.5 per cent in 2024-25.

As a result, the annual budget balance is projected to improve over the next three years, from a $2.6 billion deficit in 2021-22 to a $770 million deficit in 2024-25. A return to balance is now targeted for the 2026-27 fiscal year.

While a return to balance is not forecast over the four-year forecast horizon, Saskatchewan is well positioned to withstand this development given its low debt burden. Saskatchewan’s net-debt-to-GDP ratio, a key measure of financial sustainability, is forecast at 19.0 per cent on March 31, 2021, the lowest among Canadian provinces.

Under the current set of planning assumptions and a delayed return to balance timeline, Saskatchewan’s net-debt-to-GDP ratio is forecast to increase to 21.7 per cent in 2021-22 and peak at 26.3 per cent in 2024-25, before levelling off and declining as annual deficits are reduced and the economy continues to grow.

Despite the increase in the net debt over the medium term, Saskatchewan’s net-debt-to-GDP ratio is expected to remain one of the lowest in Canada and well below the levels the Province experienced in the 1990s.

Budget 2021-22   55

2021-22 BORROWING AND DEBT

The Province’s debt consists of:

•	General Debt – all debt of government entities other than Government Business Enterprise (GBE) Specific Debt; and,

•	Government Business Enterprise Specific Debt – amounts borrowed by, or specifically on behalf of self-sufficient government organizations.

Government business enterprises have the financial and operating authority to sell goods and services to individuals and organizations outside government as their principal activity. Amounts borrowed by, or specifically for these entities are classified separately because they are expected to be repaid from cash flows generated by these business enterprises. In other words, this debt has been incurred to finance the business activities of Crown corporations, and it is supported by revenue from those Crown business activities.

PUBLIC DEBT

As at March 31

Public debt as reported in this budget paper is comprised of:

•	Gross Debt – the amount of money owed to lenders; less

•	Sinking Funds – the amount of money that has been set aside for the repayment of debt.

Public debt at March 31, 2021 is forecast to be $0.8 billion lower than estimated, due to decreased GBE debt.

For 2021-22, public debt is expected to increase by $4.2 billion from the March 31, 2021 forecast. This is due to a $2.2 billion increase in operating debt to cover revenue shortfalls and incremental expenses, a $1.5 billion increase in debt for infrastructure assets under the Saskatchewan Capital Plan, and $0.5 billion of increased debt for the utility Crown corporations.

56  Budget 2021-22

DEBT

As at March 31

		GBE
	General	Specific
	Debt	Debt	Budget	Forecast	Budget
(Millions of Dollars)	2022	2022	2022	2021	2021

Government Service Organizations

Gross Debt	19,230.2	–	19,230.2	15,404.7	15,497.2

Sinking Funds	1,374.8	–	1,374.8	1,165.4	1,160.6

Government Service Organization Debt	17,855.4	–	17,855.4	14,239.3	14,336.6

Government Business Enterprises

Gross Debt	275.0	10,708.2	10,983.2	10,476.2	11,150.8

Sinking Funds	37.8	1,034.5	1,072.3	1,118.7	1,118.2

Government Business Enterprise Debt	237.2	9,673.7	9,910.9	9,357.5	10,032.6

Public Debt	18,092.6	9,673.7	27,766.3	23,596.8	24,369.2

Guaranteed Debt	0.1	–	0.1	0.2	0.8

BORROWING

Virtually all borrowing is done by the General Revenue Fund (GRF). Where the GRF borrows on behalf of a government entity, the entity is responsible for the principal and interest payments on this debt.

The GRF’s 2021-22 borrowing requirements are estimated to be $4,657.0 million. Of this amount, $284.2 million is for the purpose of refinancing maturing debt and the remaining amount is to assist with financing infrastructure assets and the deficit.

BORROWING REQUIREMENTS

	Budget	Forecast
(Millions of Dollars)	2021-22	2020-21

General Revenue Fund – Operating	2,300.0	2,120.0

Saskatchewan Capital Plan and Other Government Service Organizations	1,600.0	1,400.0

Government Service Organizations	3,900.0	3,520.0

Government Business Enterprises	757.0	1,026.1

Borrowing Requirements	4,657.0	4,546.1

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SINKING FUNDS

	Forecast	Contributions	Earnings	Redemptions	Budget
(Millions of Dollars)	2021	2022	2022	2022	2022

Government Service Organizations	1,165.4	194.0	27.0	(11.6)	1,374.8

Government Business Enterprises	1,118.7	95.4	24.5	(166.3)	1,072.3

Total Sinking Funds	2,284.1	289.4	51.5	(177.9)	2,447.1

SINKING FUNDS

Sinking funds are monies set aside for the orderly retirement of a portion of the government’s debt. Sinking funds at March 31, 2021 are forecasted to be $2,284.1 million, which is $5.3 million higher than estimated. The variance is primarily due to higher-than-expected earnings during 2020-21.

For 2021-22, sinking funds are expected to increase by $163.0 million to $2,447.1 million.

DEBT CHARGES

In addition to interest payments, debt charges include other costs related to general gross debt, such as the amortization of premiums, discounts, and commissions. Debt charges also include interest that is accrued on pension liabilities.

The 2021-22 debt charges assume interest rates of 0.5 per cent for short-term borrowing transactions and 2.0 per cent for long-term borrowings. An interest rate of 3.0 per cent is assumed for pension liabilities. A one percentage point increase in interest rates from levels assumed in the Budget would increase debt charges in 2021-22 by approximately $69.4 million.

DEBT CHARGES – GENERAL DEBT

	Budget	Forecast
(Millions of Dollars)	2021-22	2020-21

General Revenue Fund	558.0	509.4

Less: GRF Interest Paid to Other Government Entities	(20.5)	(12.2)

	537.5	497.2

Pension Liabilities	181.0	190.5

Other General Debt	36.5	25.8

Debt Charges – General Debt[1]	755.0	713.5

[1]	Debt charges do not include amounts pertaining to Government Business Enterprise Specific Debt. These amounts are reflected in Net Income from Government Business Enterprises.

58  Budget 2021-22

CREDIT RATINGS

Saskatchewan receives credit ratings from three major credit rating agencies: Moody’s Investors Service (Moody’s), Standard & Poor’s (S&P) and DBRS Morningstar (DBRS).

CREDIT RATINGS OF CANADIAN PROVINCES

As at March 19, 2021

Jurisdiction	Moody’s	S&P	DBRS

BC	Aaa	AAA**	AA(high)

SK	Aaa**	AA	AA(low)

QC	Aa2	AA-	AA(low)

NS	Aa2	AA-	A(high)

MB	Aa2	A+	A(high)

NB	Aa2	A+	A(high)

ON	Aa3	A+	AA(low)

AB	Aa3	A+**	AA(low)**

PE	Aa2	A	A

NL	A1**	A**	A(low)**

*	Positive outlook
**	Negative outlook

A credit rating is an important indication of a government’s fiscal health as it represents an assessment of a province’s ability to repay its debt. Overall, Saskatchewan’s credit rating ranks second best among Canadian provinces.

NET DEBT

Another measure of a province’s financial position is “net debt.” Net debt aggregates all of a province’s liabilities, and subtracts the financial assets that it has at its disposal to repay these obligations.

The chart below shows that the Province of Saskatchewan’s net debt as a percentage of GDP is forecasted to be 19.0 per cent, which is best among provinces.

The chart on the following page illustrates the trend and forecast for net debt as a percentage of GDP.

PROJECTED NET DEBT AS A % OF GDP

As at March 31, 2021

Sources:	Net Debt: Jurisdictions’ most recent data (as of March 16, 2021)

                      GDP, SK: Saskatchewan Ministry of Finance

                      All others: Statistics Canada, IHS Markit

Budget 2021-22   59

NET DEBT AS A % OF GDP

As at March 31

60  Budget 2021-22

2021-22 REVENUE INITIATIVES

In response to the challenges posed by the pandemic, the Government introduced initiatives in the fall of 2020 to support Saskatchewan’s economic recovery. This included helping with the cost of home renovations and reducing taxes on small businesses.

The 2021-22 Budget introduces further revenue initiatives to improve affordability, drive sustained growth and ensure the consistent and fair application of taxes in Saskatchewan.

This paper describes in more detail the tax measures announced in the Budget. However, it is only a summary and the reader is advised to contact the responsible ministry or authority and consult the enacting legislation or regulation for specific details.

MAKING LIFE MORE AFFORDABLE

Saskatchewan Home Renovation Tax Credit

Last fall, the Government introduced a new Saskatchewan Home Renovation Tax Credit to help stimulate residential construction activity and improve housing affordability. Saskatchewan homeowners may save up to $1,155 in provincial income tax in 2021 by claiming a tax credit on eligible home renovation expenses incurred between October 1, 2020 and December 31, 2021. A further $945 in savings may be claimed in 2022 in respect of eligible expenses incurred between January 1, 2022 and December 31, 2022.

Further information on this initiative can be found at www.saskatchewan.ca/residents/taxes-and-investments/tax-credits.

Active Families Benefit

Making children’s activities more affordable for low and moderate income families is a key priority for the Government. As a result, the Active Families Benefit (AFB) is being reinstated to provide a refundable income tax credit to assist families with the cost of registering children in cultural, recreational and sports activities.

Eligible programs are those that are suitable for children and require children to actively participate; are offered by a service provider located in Saskatchewan; involve instruction and supervision; and require registration and payment of a fee.

•	The benefit will provide a refundable tax credit of up to $150 per year per child to eligible families.

•	Families of children with a disability can claim an additional $50, for a total tax credit of up to $200 per year per child.

•	The AFB will be an income-tested tax credit. In order to be eligible, families must have a combined net income of $60,000 or less.

As the AFB will be retroactive to January 1, 2021, eligible families who enroll their children in qualifying sports, arts and cultural activities in 2021 are reminded to keep their receipts so they may claim the benefit with their 2021 income tax filings.

For further information on this initiative, please contact the Ministry of Parks, Culture and Sport at 306-787-3828.

Budget 2021-22   61

GROWING THE ECONOMY

The purpose of economic growth is to improve the quality of life for the people of Saskatchewan. Growth is a shared mission that engages all Saskatchewan residents – it creates new jobs and opportunities for people to realize their future in the province, and correspondingly lowers unemployment; it allows for increased investment in and improvements to public services; and growth provides for a resilient economy that results in a stronger Saskatchewan now and for years to come. A competitive tax environment is one of the ways to drive and sustain economic growth.

Saskatchewan’s tax system includes several incentives that cover a broad range of economic sectors, including manufacturing, agriculture, non-renewable resources, and innovation and technology. These initiatives support competitiveness and encourage new investment in the provincial economy. As part of the commitment to a strong economic recovery and a strong Saskatchewan, existing incentives will remain in place and the 2021-22 Budget announces additional incentives that will drive growth for the benefit of all residents.

For further information on initiatives that improve Saskatchewan’s competitive business environment and encourage investment in the province, please visit www.saskatchewan.ca/business/investment-and-

economic-development/business-incentives-and-tax-credits.

Reduction to the Small Business Tax Rate

Last fall, to support Saskatchewan small businesses through the pandemic and to help them recover, the Government temporarily eliminated its small business corporate income tax rate, effective October 1, 2020. The tax rate will return to 1 per cent on July 1, 2022 and to 2 per cent on July 1, 2023. The amount which small businesses can earn at the small business tax rate will remain at $600,000 – the highest threshold in Canada. Lowering taxes for Saskatchewan small businesses over the next three years will help them to bolster employment and keep Saskatchewan on the path to economic recovery.

Saskatchewan Technology Start-up Incentive

With the goal of growing Saskatchewan’s technology sector, the Saskatchewan Technology Start-up Incentive (STSI) program is being extended for an additional five years, through to 2025-26.

The 2018-19 Budget originally announced the introduction of the STSI as a pilot program, ending in 2020-21, to encourage business investment in early stage technology start-ups.

The program provides for a non-refundable 45 per cent income tax credit for individual, corporate or venture capital corporation investments in Eligible Start-up Businesses (ESBs) that are developing new technologies, or applying existing technologies in a new way, to create new proprietary products, services or processes that are repeatable and scalable.

In addition to extending the program for five years, and in response to feedback received from the sector and with the intent of making the program more effective, the following changes will be made:

•	the amount that an ESB can raise under the program will double, from $1 million to $2 million;

•	the carry-forward period to claim unused tax credits increases from four years to seven years; and,

•	an annual cap of $2.5 million per year is established on the maximum value of tax credits that can be issued.

For further information on the STSI program, contact Innovation Saskatchewan at 306-933-7222.

62  Budget 2021-22

Associated Natural Gas

Royalty Moratorium

The Saskatchewan Growth Plan committed to introducing a moratorium on associated natural gas royalties. With the 2021-22 Budget, the Province is meeting this commitment by implementing a royalty rate of 0 per cent for a period of five years on all natural gas produced in association with oil. This will provide oil producers with approximately $3.8 million in annual royalty relief.

This initiative is part of Saskatchewan’s Methane Action Plan, which in turn is part of the Province’s overall climate change strategy. It is designed to encourage oil producers to invest in new methane emission reduction projects and further reduce venting and flaring of natural gas.

The royalty moratorium begins April 1, 2021 and will remain in place for five years, with a sunset date of March 31, 2026.

For further information on this initiative, please contact the Ministry of Energy and Resources at 306-787-4765.

High Water-Cut Oil Royalty Incentive

The 2021-22 Budget introduces a modernized and expanded High Water-Cut Program (HWCP), to encourage capital investment and increase oil production rates from wells that produce high volumes of water.

The modernized program provides a new royalty benefit where substantial investments in water handling capacity are made.

•	Eligible active oil wells must have produced at least 90 per cent water-cut for the previous three consecutive calendar months.

•	Eligible shut-in/suspended wells must have been shut-in/suspended for the previous six consecutive calendar months, with the previous three producing months having a minimum 90 per cent water-cut.

•	An average minimum capital investment of $20,000 per well must be incurred to directly improve water handling capabilities and extend the producing life of the well, excluding standard repair and maintenance activities.

Eligible Old, New, and 3rd Tier HWCP oil wells will be assigned 4th Tier royalty status only on their incremental oil production. Eligible 4th Tier HWCP oil wells will receive a two percentage point royalty rate reduction on all their production.

This update to the existing HWCP is designed to increase program participation and encourage new capital investments and increased oil production that would otherwise not occur.

The new HWCP begins April 1, 2021 and will remain in place for five years, with a sunset date of March 31, 2026.

For further information on this initiative, please contact the Ministry of Energy and Resources at 306-787-4765.

Sodium Sulphate Royalty Incentive

The 2021-22 Budget introduces a new sodium sulphate royalty system which simplifies the existing royalty calculation and provides a modernized investment incentive.

Budget 2021-22   63

Retroactive to April 6, 2020, the sodium sulphate royalty changes will have two components.

•	Replacement of the scaled production-based royalty with a flat royalty rate of 3 per cent on all sodium sulphate production.

•	A credit of 10 per cent of qualifying capital expenditures that will be eligible for use against current year royalties otherwise payable. This capital investment credit will be for approved capital projects that diversify products or improve operating efficiency.

These sodium sulphate royalty changes are designed to help the industry through its current market challenges and create new diversification investment opportunities.

For further information on this initiative, please contact the Ministry of Energy and Resources at 306-787-4765.

IMPROVING TAX FAIRNESS

The 2021-22 Budget also introduces several measures to improve the fair application of Saskatchewan’s taxes, including the taxation of vapour products, heat-not-burn tobacco products and electric vehicles; as well as the application of Education Property Tax.

Taxation of Vapour Products

The Government has made a number of changes in recent years to bring the marketing of vapour products in line with existing tobacco legislation. To help prevent vapour products from being attractive to youth and non-smokers, the 2021-22 Budget introduces a new Vapour Products Tax (VPT) with a rate of 20 per cent on the retail price of all vapour liquids, products and devices, effective September 1, 2021.

Retailers selling vapour products will be required to obtain a VPT license and to submit a VPT return.

For further information on the VPT, please refer to the Ministry of Finance website at www.sets.saskatchewan.ca/taxinfo or contact the Ministry at sasktaxinfo@gov.sk.ca.

Taxation of Heat-Not-Burn

Tobacco Products

To help maintain tax equity between different types of tobacco products and to bring heat-not-burn (HNB) tobacco sticks in line with existing tobacco legislation, the 2021-22 Budget adds HNB tobacco sticks as a separate category under The Tobacco Tax Act at a rate of approximately 75 per cent of the tax rate on tobacco cigarettes, effective June 1, 2021. The current tax rate on cigarettes is 27.0¢ per stick, resulting in a HNB tax rate of 20.5¢ per stick.

For further information on the taxation of HNB tobacco sticks, please refer to the Ministry of Finance website at www.sets.saskatchewan.ca/taxinfo or contact the Ministry at sasktaxinfo@gov.sk.ca.

Taxation of Electric Vehicles

The Fuel Tax Accountability Act ensures that the Fuel Tax applicable to on-road travel in Saskatchewan is directed at preserving and improving the provincial highway system. For the Government’s 2019-20 fiscal year, road-use Fuel Tax revenues totaled almost $454 million, while road maintenance expenditures totaled almost $616 million.

64  Budget 2021-22

Electric vehicles (EVs) are being purchased in ever increasing numbers across Canada and around the world. While the number of these vehicles in Saskatchewan is currently relatively low, they are increasing in number every year. These vehicles contribute to wear and tear on provincial roadways, but because they do not consume traditional fuels they are not contributing to highway maintenance through the provincial Fuel Tax.

The 2021-22 Budget therefore introduces a new annual tax of $150 for each passenger EV registered in Saskatchewan, effective October 1, 2021. Revenue from this tax will be included in the calculations under The Fuel Tax Accountability Act, ensuring that this and all other road-use Fuel Tax revenues are dedicated to provincial highway maintenance.

The tax will be collected by Saskatchewan Government Insurance when the EV is registered. While this tax will only apply to passenger vehicles, the Government will continue to examine the future potential for expanding the tax to commercial vehicles and interjurisdictional trucking. The Government will also consider options to apply a tax at charging stations.

For further information regarding the tax on EVs, please refer to the Ministry of Finance website at www.sets.saskatchewan.ca/taxinfo or contact the Ministry at sasktaxinfo@gov.sk.ca.

Education Property Tax Mill Rates

Provincial legislation requires all Saskatchewan properties to be revalued every four years, since their values change over time. The 2021 revaluation follows the recent decision by the Government to reduce the percentage of value taxable assessment rate for commercial/industrial and resource properties from 100 per cent to 85 per cent.

Since the 2017 revaluation, taxable assessments of agricultural properties have increased, while taxable assessments of residential, commercial/industrial and resource properties have declined.

In this context, the 2021-22 Budget is introducing changes to Education Property Tax (EPT) mill rates to slightly increase overall revenues to the Province in line with year-over-year inflation. The 2021 EPT mill rates for the various property classes will be: agricultural 1.36; residential 4.46; commercial/industrial 6.75; and resource 9.79.

For further information on Saskatchewan’s EPT mill rates, please visit www.saskatchewan.ca/residents/taxes-and-

investments/property-taxes/education-property-tax-system.

Budget 2021-22   65

SASKATCHEWAN’S TAX EXPENDITURES

INTRODUCTION

Although the primary purpose of taxation is to raise revenue, governments also attain some of their social and economic goals by reducing the taxes paid by certain taxpayers. These reductions are commonly called “tax expenditures” and may include exemptions, deductions, credits, preferential rates or deferrals. Taken together, they provide assistance to a variety of individuals and businesses, including families, farmers, senior citizens and small businesses.

While tax expenditures are usually absorbed in the overall revenue estimates and are not presented in the same way as direct spending programs, they reduce the amount of revenue generated by a government and they affect the fiscal position in the same way as direct expenditures. This paper provides estimates of the revenue impacts of several of Saskatchewan’s tax expenditures.

RATIONALE FOR TAX EXPENDITURES

Tax expenditures can achieve a number of objectives, such as enhancing the fairness of the tax system or promoting certain types of economic activity. In pursuing these objectives, some tax expenditures have become fundamental elements of the tax system.

Saskatchewan’s Provincial Sales Tax (PST) does not apply to certain essential items such as basic groceries, residential natural gas and electricity and reading materials, thereby reducing the taxes paid by families consuming these items.

Other exemptions from the PST are intended to support particular key sectors of the provincial economy, including manufacturing and farming.

To provide tax relief to key economic sectors and ensure tax competitiveness with other jurisdictions, Saskatchewan provides reduced Fuel Tax rates to farmers and primary producers. Saskatchewan also exempts heating fuels from the Fuel Tax to ensure consistent tax treatment with the PST exemption for natural gas used for heating.

Saskatchewan’s personal income tax system applies provincial marginal tax rates directly to taxable income as defined for federal income tax purposes. As a result, deductions that contribute to the federal determination of taxable income can be considered fundamental aspects of the provincial income tax system that reduce Saskatchewan income tax revenue.

In addition, Saskatchewan’s personal income tax system has distinct provincial non-refundable tax credits that recognize the personal circumstances of the taxpayer, including family-based credits and disability-related credits.

Saskatchewan’s income tax system also delivers several programs designed to encourage specific taxpayer behaviours, including investment incentives and retention incentives.

66  Budget 2021-22

To improve tax competitiveness, Saskatchewan levies a lower income tax rate on small businesses and a special income tax rate on manufacturing and processing (M&P) profits. In addition, Saskatchewan provides a refundable Investment Tax Credit to assist M&P companies that invest in qualifying new or used M&P assets for use in the province. Saskatchewan also provides a Research and Development (R&D) Tax Credit in support of qualifying R&D activities.

The rationale for each tax expenditure is provided in the notes that follow the tables.

ASSOCIATED COSTS

While tax expenditures serve important social and economic objectives, the introduction of any tax expenditure results in associated costs. These costs take several forms.

•	First, there is the cost of forgone revenue. Tax expenditures result in the reduction of revenue collected and have a significant impact on a government’s financial position.

•	Second, tax expenditures may add to the complexity of the tax system, leading to increased administrative effort and compliance costs for businesses, consumers and governments.

•	Third, tax expenditures may create distortions in consumer and other economic behaviour by providing preferential treatment for certain categories of consumer expenditure.

GOVERNMENT OF CANADA

TAX EXPENDITURES

The federal government produces a detailed presentation on tax expenditures that are part of the federal tax system. Since Saskatchewan’s personal and corporate income taxes are based upon the federal definition of taxable income, many of the federal tax expenditures have an impact on Saskatchewan’s revenue. Readers interested in examining the federal government’s presentation of tax expenditures are invited to visit the Finance Canada website at www.canada.ca/en/department-finance and go to “Publications.”

2021 SASKATCHEWAN TAX

EXPENDITURE ACCOUNTS

The following tables provide estimates of the major tax expenditures of the Government of Saskatchewan. This year’s tables also provide updates to the 2018, 2019 and 2020 tax expenditure estimates that were reported last year.

Tax expenditure estimates for PST and Fuel Tax are derived from historical tax collection data and Statistics Canada data on personal and business consumption patterns, along with assumptions regarding expected changes in population, retail sales and investment intentions.

Tax expenditure estimates for personal and corporate income taxes are derived from the Government’s internal tax simulation model, which uses actual income tax assessment data for the 2018 taxation year, along with assumptions regarding expected changes in population, employment, income and investment intentions for subsequent taxation years.

The 2021-22 Saskatchewan Tax Expenditure Accounts incorporate the re-indexation of the personal income tax system effective for the 2021 taxation year and the temporary elimination of the small business corporate income tax rate.

Budget 2021-22   67

2021 Government of Saskatchewan

Tax Expenditure Accounts

(Value of Tax Expenditures in Millions of Dollars)

Provincial Sales Tax		2018 Revised	2019 Revised	2020 Revised	2021 Estimate	Notes

Exemptions
1.	Basic groceries	170.6	179.0	184.1	189.2	1
2.	Prescription drugs	46.7	49.3	50.1	51.7	1
3.	Reading materials	12.3	11.1	11.9	12.6	1
4.	Personal services	45.9	46.7	47.6	48.0	1
5.	Feminine hygiene products	2.1	2.2	2.3	2.3	1
6.	Used goods and vehicles – exempt amounts	37.6	11.3	13.9	14.1	1
7.	Electricity	66.5	72.6	67.4	68.2	1
8.	Natural gas	35.4	36.5	36.2	35.5	1
9.	Farm machinery and repair parts	105.6	102.6	105.7	109.6	2
10.	Fertilizer, pesticide and seed	224.2	236.3	226.3	230.0	2
11.	Direct agents	28.1	28.2	28.3	28.5	2
12.	Agriculture, life and health insurance	136.9	145.4	147.6	151.5	1

Other
1.	Saskatchewan Low-Income Tax Credit	133.3	135.5	137.1	140.0	3
2.	Rebate for New Residential Construction	–	–	2.8	2.9	1,2

Fuel Tax		2018 Actual	2019 Revised	2020 Revised	2021 Estimate	Notes

1.	Exemption for farm activity	79.7	83.7	93.7	104.9	2
2.	Exemption for heating fuels	35.8	37.9	31.3	25.8	1
3.	Exemption for primary producers	1.2	1.3	1.4	1.6	2

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Personal Income Tax		2018 Actual	2019 Revised	2020 Revised	2021 Estimate	Notes

Deductions from Income
1.	Registered Pension Plan contributions	103.2	103.8	103.1	105.9	4
2.	Registered Retirement Savings Plan contributions	148.4	149.7	148.7	148.7	4
3.	Annual union, professional or like dues	16.8	17.0	16.8	17.7	4
4.	Child care expenses	14.4	14.5	11.5	14.6	4
5.	Moving expenses	1.5	1.5	1.5	1.5	4
6.	Carrying charges	22.6	22.8	22.6	23.1	4
7.	Allowable employment expenses	13.4	13.5	16.0	13.6	4
8.	Capital gains deduction	97.0	89.2	88.6	89.7	4

Saskatchewan Non-Refundable Tax Credits
1.	Basic personal tax credit	1,041.6	1,049.9	1,042.6	1,054.8	4
2.	Spousal tax credit	53.2	53.6	53.3	54.3	4
3.	Equivalent-to-spouse tax credit	23.2	23.4	23.2	23.7	4
4.	Age tax credit	34.0	34.3	34.0	35.2	4
5.	Supplement to the age tax credit	14.5	14.6	14.5	14.8	5
6.	Dependent child tax credit	106.1	106.9	106.2	107.6	5
7.	Canada Pension Plan contributions tax credit	95.5	96.3	95.6	98.3	4
8.	Employment Insurance premiums tax credit	27.4	27.6	27.4	28.1	4
9.	Pension income tax credit	13.0	13.1	13.0	13.2	4
10.	Student loan interest tax credit	1.1	1.1	1.1	1.1	4
11.	Disability tax credit	23.3	23.5	23.3	24.0	4
12.	Caregiver tax credit	3.2	3.2	3.2	3.3	4
13.	Medical expenses tax credit	29.8	30.0	29.8	31.1	4
14.	Charitable contributions tax credit	50.4	50.8	50.4	52.0	4
15.	First-time homebuyers tax credit	4.5	4.5	4.5	4.5	4
16.	Volunteer tax credits	–	–	2.5	2.5	4

Other Saskatchewan Tax Measures
1.	Labour-sponsored Venture Capital Tax Credit	10.8	10.5	12.0	12.0	4
2.	Mineral Exploration Tax Credit	0.1	0.1	0.5	0.5	4
3.	Political Contributions Tax Credit	1.3	1.4	2.0	1.2	4
4.	Graduate Retention Program Tax Credit	64.9	64.7	64.6	64.9	6

Corporation Income Tax		2018 Actual	2019 Revised	2020 Revised	2021 Estimate	Notes

1.	Lower tax rate for small business	380.0	339.7	393.2	469.9	2,7
2.	Manufacturing and Processing Profits Tax Reduction	12.7	8.7	15.0	15.0	2,7
3.	Investment Tax Credit for Manufacturing and Processing	38.6	28.2	40.0	40.0	2
4.	Research and Development Tax Credit	7.9	10.4	15.0	15.0	2,4

Budget 2021-22   69

TAX EXPENDITURES – NOTES

1.

These measures provide tax relief for individuals and families (and in some cases, businesses) who purchase these particular essential items, thereby reducing the overall cost and contributing to affordability.

2.	These measures provide tax relief to key sectors of the provincial economy and help ensure tax competitiveness with similar businesses in other jurisdictions.

3.	This measure mitigates the impact of the PST for Saskatchewan residents with low and modest incomes.

4.

Most of Saskatchewan’s tax expenditures related to personal and corporate income taxes are provided because they form part of the federal definition of taxable income; others parallel similar federal tax expenditures. Descriptions of these measures and their objectives can be found in the federal government’s report on tax expenditures, as previously noted.

5.

Saskatchewan’s dependent child tax credit and supplement to the age tax credit provide tax relief to families with children and to seniors. The dependent child tax credit recognizes the non-discretionary expenses of families with children. The supplement to the age tax credit provides broad tax relief to all seniors, recognizing that the age tax credit is income-tested.

6.	The Graduate Retention Program encourages students who have graduated from a post-secondary institution to live and work in Saskatchewan by providing a tax credit of up to $20,000 on their income tax.

7.

While there is only one statutory tax rate for corporations, these preferential tax rates for small businesses and M&P businesses create a de facto progressive tax rate structure for some corporations. These measures are designed to encourage or attract investment, support business activity in key economic sectors, and allow these businesses to retain more of their earnings to reinvest and create jobs.

70  Budget 2021-22

2021 INTERCITY COMPARISON

OF TAXES AND UTILITIES

INTRODUCTION

A number of factors contribute to the quality of life enjoyed by individuals and families in Saskatchewan and across Canada. For example, access to excellent health care, education and social services is a key part of overall quality of life.

Other important factors that affect quality of life are the level of taxation and the cost of utilities and auto insurance. Calculating the combined cost of provincial taxes and utilities is a reliable way to compare the attractiveness of living in different parts of Canada.

For the purposes of such a comparison, the total cost of these taxes and utilities for representative families living in Regina has been compared with the costs those families would face in other major cities across the country.

The provincial taxes and utilities costs associated with the following family characteristics and income levels have been calculated to provide a representative comparison:

•	a single person, living in rental accommodation, with an annual income of $40,000;

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $75,000;

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $100,000; and,

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $125,000.

SASKATCHEWAN’S RANKING FOR 2021

In 2021, Saskatchewan individuals and families will pay total provincial taxes that are very competitive with those paid in other Canadian cities, with a ranking among the lowest in Canada for all four representative family situations.

•	A single person earning $40,000 will pay $3,094 in total provincial taxes.

•	A two-income family earning $75,000 will pay $4,552 in total provincial taxes.

•	A two-income family earning $100,000 will pay $7,581 in total provincial taxes.

•	A two-income family earning $125,000 will pay $10,779 in total provincial taxes.

Regina also ranks favourably with other cities in Canada when comparing provincial taxes and utilities. For the representative family situations, Regina again ranks among the lowest overall for combined taxes and utilities of the 10 cities surveyed.

As described in the Notes section of this paper, the following tables reflect actual utility rates for the 2020 calendar year. They therefore do not incorporate the full impact of the SaskPower and Auto Fund rebates in 2021. If the tables were based on 2021 utility rates and rebates known as of publication for all jurisdictions then Saskatchewan’s bundle of utility costs would be the lowest in the country.

Budget 2021-22   71

2021 Intercity Comparison of Taxes and Utilities

Single Person at $40,000 Total Income

(Values in Dollars)

Vancouver		Calgary	Regina	Winnipeg	Toronto	Montréal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial Taxes
Provincial Income Tax	1,331	1,801	2,221	3,086	1,338	2,737	2,583	3,181	2,955	2,534
Tax Credits and Rebates	(89)	0	(150)	0	(329)	(759)	(200)	0	(160)	(450)
Health Premiums	0	0	0	0	450	662	0	0	0	0
Sales Tax	746	0	873	893	1,192	1,487	1,490	1,490	1,490	1,490
Gasoline Tax	359	130	150	140	147	222	155	155	145	205
Total Provincial Taxes	2,347	1,931	3,094	4,119	2,798	4,349	4,028	4,826	4,430	3,779
Household Utility Costs
Electricity	502	971	914	505	743	428	678	855	1,039	751
Telephone	362	361	258	394	388	388	391	392	394	389
Auto Insurance	2,850	3,256	1,231	1,355	5,312	1,899	1,621	1,992	1,754	2,991
Total Household Utility Costs	3,714	4,588	2,403	2,254	6,443	2,715	2,690	3,239	3,187	4,131
Total Taxes and Utilities	6,061	6,519	5,497	6,373	9,241	7,064	6,718	8,065	7,617	7,910

2021 Intercity Comparison of Taxes and Utilities

Family at $75,000 Total Income

(Values in Dollars)

Vancouver		Calgary	Regina	Winnipeg	Toronto	Montréal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial Taxes
Provincial Income Tax	2,067	2,837	2,347	4,942	1,505	4,425	4,511	5,357	5,039	4,581
Tax Credits and Rebates	(1,380)	0	0	0	(1,290)	(4,324)	(60)	0	0	0
Health Premiums	0	0	0	0	750	1,324	0	0	0	0
Sales Tax	1,755	0	1,905	2,003	2,808	3,502	3,511	3,511	3,511	3,511
Gasoline Tax	718	260	300	280	294	444	310	310	302	410
Total Provincial Taxes	3,160	3,097	4,552	7,225	4,067	5,371	8,272	9,178	8,852	8,502
Household Utility Costs
Home Heating	987	851	836	747	933	1,857	2,279	2,119	1,837	1,747
Electricity	830	1,730	1,414	813	1,086	641	1,039	1,410	1,342	1,180
Telephone	362	361	258	394	388	388	391	392	394	389
Auto Insurance	2,850	3,256	1,231	1,355	5,312	1,899	1,621	1,992	1,754	2,991
Total Household Utility Costs	5,029	6,198	3,739	3,309	7,719	4,785	5,330	5,913	5,327	6,307
Total Taxes and Utilities	8,189	9,295	8,291	10,534	11,786	10,156	13,602	15,091	14,179	14,809

72  Budget 2021-22

2021 Intercity Comparison of Taxes and Utilities

Family at $100,000 Total Income

(Values in Dollars)

	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montréal	Saint John	Halifax	Charlotte- town	St. John’s

Provincial Taxes
Provincial Income Tax	3,925	5,167	5,080	7,961	4,076	8,245	7,537	8,800	8,123	7,478
Tax Credits and Rebates	(700)	0	0	0	(870)	(3,325)	0	0	0	0
Health Premiums	0	0	0	0	960	1,324	0	0	0	0
Sales Tax	2,025	0	2,201	2,326	3,274	4,082	4,092	4,092	4,092	4,092
Gasoline Tax	718	260	300	280	294	444	310	310	302	410
Total Provincial Taxes	5,968	5,427	7,581	10,567	7,734	10,770	11,939	13,202	12,517	11,980

Household Utility Costs
Home Heating	987	851	836	747	933	1,857	2,279	2,119	1,837	1,747
Electricity	830	1,730	1,414	813	1,086	641	1,039	1,410	1,342	1,180
Telephone	362	361	258	394	388	388	391	392	394	389
Auto Insurance	2,850	3,256	1,231	1,355	5,312	1,899	1,621	1,992	1,754	2,991
Total Household Utility Costs	5,029	6,198	3,739	3,309	7,719	4,785	5,330	5,913	5,327	6,307

Total Taxes and Utilities	10,997	11,625	11,320	13,876	15,453	15,555	17,269	19,115	17,844	18,287

2021 Intercity Comparison of Taxes and Utilities

Family at $125,000 Total Income

(Values in Dollars)

	Vancouver	Calgary	Regina	Winnipeg	Toronto	Montréal	Saint John	Halifax	Charlotte- town	St. John’s

Provincial Taxes
Provincial Income Tax	5,673	7,588	7,948	11,307	5,990	12,196	10,815	12,726	11,816	10,971
Tax Credits and Rebates	0	0	0	0	(450)	(2,325)	0	0	0	0
Health Premiums	0	0	0	0	1,200	1,324	0	0	0	0
Sales Tax	2,329	0	2,531	2,675	3,765	4,694	4,706	4,706	4,706	4,706
Gasoline Tax	718	260	300	280	294	444	310	310	302	410
Total Provincial Taxes	8,720	7,848	10,779	14,262	10,799	16,333	15,831	17,742	16,824	16,087

Household Utility Costs
Home Heating	987	851	836	747	933	1,857	2,279	2,119	1,837	1,747
Electricity	830	1,730	1,414	813	1,086	641	1,039	1,410	1,342	1,180
Telephone	362	361	258	394	388	388	391	392	394	389
Auto Insurance	2,850	3,256	1,231	1,355	5,312	1,899	1,621	1,992	1,754	2,991
Total Household
Utility Costs	5,029	6,198	3,739	3,309	7,719	4,785	5,330	5,913	5,327	6,307

Total Taxes and Utilities	13,749	14,046	14,518	17,571	18,518	21,118	21,161	23,655	22,151	22,394

Budget 2021-22   73

TAXES AND UTILITIES – NOTES

Tax estimates are calculated for the 2021 calendar year using known changes as of March 5, 2021. Household charges for the basic utility services (electricity, home heating, telephone and auto insurance) represent a cost comparison of the actual utility rates for the 2020 calendar year. This methodology has been chosen for the sake of certainty in citing utility costs. The utility figures exclude federal Goods and Services Tax, provincial sales taxes and municipal taxes and surcharges.

Provincial Income Tax is calculated based on the income level for each representative family situation. It is assumed that family income is earned by both spouses at a 60 per cent to 40 per cent ratio and that the families each claim $3,000 in child care expenses for two dependent children (ages 6 and 12). Personal non-refundable credits used include the Canada Pension Plan/Québec Pension Plan and Employment Insurance contribution credits. Gross Québec personal income tax has been reduced by the Québec Child Care Expense Tax Credit and by the 16.5 per cent abatement from federal income tax.

Tax Credits and Rebates refer to refundable provincial income tax credits and rebates designed to reduce the impact of sales taxes.

Health Premiums are annual premiums for hospital insurance and medical services.

Sales Tax is based upon average family expenditure baskets at the total income levels from Statistics Canada’s 2019 Survey of Household Spending. The sales tax base in each province was identified from the enacting legislation, with total expenditures adjusted to reflect Saskatchewan consumption patterns. The sales tax in each province was then estimated based on taxable expenditures.

Gasoline Tax is based on annual consumption of 1,000 litres by a single person, and 2,000 litres for families. Figures include charges levied by transit commissions as well as provincial carbon taxes applied to the purchase of gasoline.

Home Heating charges are based on an annual consumption level of 2,800 m3 of natural gas. For Charlottetown and St. John’s, the figures represent the BTU equivalent consumption of fuel oil.

Electricity charges are based on an annual consumption level of 4,584 kWh for renters and 8,100 kWh for homeowners.

Telephone charges are the basic service rates for individual residences.

Auto Insurance is based on a composite index developed by SGI modelled after the index developed by the Consumers’ Association of Canada. The index is based on the actual insurance rates quoted for what drivers would pay in each jurisdiction if they had the same car, coverage, claims history and driving record at a consistent point in time. The Consumers’ Association of Canada developed 34 profiles to create this index. The impacts of “Good Driver” discounts/rebates have been factored in for all applicable jurisdictions. Auto insurance rates for Montréal, Saint John, Halifax, Charlottetown and St. John’s are unchanged from last year’s comparison, as SGI no longer has access to rate information in these jurisdictions.

74  Budget 2021-22

2020-21 BUDGET UPDATE

THIRD QUARTER

OVERVIEW

At third quarter, a deficit of $1.9 billion is forecast, a total improvement of $561.2 million from budget, and an improvement of $179.7 million since mid-year.

Revenue is forecast to increase $447.0 million from budget and expense is forecast to decrease $114.2 million from budget.

The $100.0 million revenue risk allowance included at mid-year has been removed in the third quarter forecast update. The budgeted $200.0 million expense contingency has been fully allocated and, therefore, also removed in the forecast update.

2020-21 BUDGET UPDATE – THIRD QUARTER

	Budget	Mid-Year Projection	Third Quarter Forecast	Third Quarter Change from
(millions of dollars)				Budget	Mid-Year

Revenue

Taxation	7,202.8	7,161.6	6,706.2	(496.6)	(455.4)

Non-Renewable Resources	997.4	1,053.8	1,096.2	98.8	42.4

GBE Net Income	728.8	874.4	1,104.9	376.1	230.5

Other Own-Source Revenue	1,933.1	1,933.1	1,969.1	36.0	36.0

Federal Transfers	2,786.6	3,229.3	3,219.3	432.7	(10.0)

Revenue Risk Allowance	–	(100.0)	–	–	100.0

Total Revenue	13,648.7	14,152.2	14,095.7	447.0	(56.5)

Expense

Agriculture	798.8	593.7	561.0	(237.8)	(32.7)

Community Development	762.8	834.8	813.0	50.2	(21.8)

Economic Development	389.8	494.0	503.7	113.9	9.7

Education	3,361.9	3,397.3	3,379.2	17.3	(18.1)

Environment and Natural Resources	362.4	362.4	302.5	(59.9)	(59.9)

Financing Charges	718.2	724.6	713.5	(4.7)	(11.1)

General Government	421.9	396.2	395.6	(26.3)	(0.6)

Health	6,176.3	6,351.1	6,362.0	185.7	10.9

Protection of Persons and Property	806.5	806.5	842.5	36.0	36.0

Social Services and Assistance	1,490.3	1,490.3	1,464.2	(26.1)	(26.1)

Transportation	585.8	585.8	623.3	37.5	37.5

Health and Public Safety Contingency	200.0	160.0	–	(200.0)	(160.0)

Total Expense	16,074.7	16,196.7	15,960.5	(114.2)	(236.2)

Deficit	(2,426.0)	(2,044.5)	(1,864.8)	561.2	179.7

Budget 2021-22   75

REVENUE UPDATE

Revenue is now forecast to be $14.1 billion in 2020-21, an increase of $447.0 million (3.3 per cent) from budget, and $56.5 million lower than expected at mid-year.

The increase from budget is due to significant increases in federal transfers and net income from Government Business Enterprises, as well as more modest increases in non-renewable resource revenue and other own-source revenue. These gains are partially offset by lower taxation revenue.

Significant changes from budget are described below.

Taxation revenue is forecast to decrease $496.6 million from budget.

Corporate income tax is down $362.4 million from budget. The decrease is primarily due to the cost of accruing a significant liability related to prior-year assessments. In addition, the forecast is down from budget as a result of weaker-than-expected assessments for the 2019 tax year and the impact of the small business income tax rate reduction to 0 per cent, effective October 1, 2020.

Personal income tax is down $140.4 million from budget, primarily due to weaker-than-anticipated 2019 assessments and the October 1, 2020 implementation of the Saskatchewan Home Renovation Tax Credit.

Provincial Sales Tax (PST) is forecast to be down a net $24.9 million from budget. Better-than-expected economic performance this year has resulted in a $35.0 million increase to the PST forecast at third quarter. However, this increase is more than offset by a $59.9 million reduction as a result of a new accounting treatment that eliminates the PST paid on capital purchases by ministries and Government Service Organizations in the summary budget.

Finally, Tobacco Tax and other taxes (primarily Liquor Consumption Tax and Cannabis Excise Tax) are forecast to be up $14.0 million and $11.2 million from budget, respectively, reflecting stronger-than-expected economic activity this year.

Non-renewable resources revenue is forecast to increase $98.8 million from budget.

At third quarter, oil and natural gas revenue is forecast to be $187.2 million higher than budget. The increase is primarily due to an increase in West Texas

2020-21 NON-RENEWABLE RESOURCES FORECAST ASSUMPTIONS

	Budget	Mid-Year Projection	Third Quarter Forecast	Third Quarter Change from
				Budget	Mid-Year

WTI Oil Price (US$/barrel)	30.00	38.70	42.27	12.27	3.57

Light-Heavy Differential (% of WTI)	40.0	20.5	18.1	(21.9)	(2.4)

Well-head Oil Price (C$/barrel)[1]	21.00	36.00	39.05	18.05	3.05

Oil Production (million barrels)	146.0	156.3	154.0	8.0	(2.3)

Potash Price (mine netback, US$/KCl tonne)[2]	188	178	180	(8)	2

Potash Price (mine netback, C$/K2O tonne)[2]	434	389	390	(44)	1

Potash Sales (million K2O tonnes)[2]	13.9	13.8	14.0	0.1	0.2

Canadian Dollar (US cents)	71.00	74.73	75.70	4.70	0.97

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.
[2]	Ministry of Finance calculations derived from calendar-year forecasts.

76  Budget 2021-22

Intermediate (WTI) oil prices, a narrower light-heavy oil differential and a forecast increase in production, partially offset by a higher average exchange rate forecast.

WTI oil prices have steadily recovered this fiscal year, increasing from a monthly average of US$16.70 in April to US$59.06 in February. As a result, WTI oil prices are now forecast to average US$42.27 per barrel in 2020-21, compared to the budget assumption of US$30.00 per barrel.

The light-heavy differential (as a per cent of WTI) is expected to average 18.1 per cent in 2020-21, a decrease of 21.9 percentage points from the budget assumption of 40.0 per cent, reflecting Western Canadian heavy crude shut-ins and increased demand from U.S. refineries. A narrower light-heavy oil differential results in higher well-head prices in Saskatchewan and higher oil revenue, all else equal.

The value of the Canadian dollar has also strengthened over the course of the fiscal year, from an average of 71.1 U.S. cents in April to 78.8 U.S. cents in February. The exchange rate is now expected to average 75.7 U.S. cents in 2020-21, up 4.7 U.S. cents from the budget assumption of 71.0 U.S. cents. This increase offsets some of the gains from higher oil prices as a higher Canadian dollar results in lower well-head prices in Canadian dollars and lower oil revenue. Overall, the result of these forecast changes is a well-head price forecast in Canadian dollars of $39.05 per barrel, up $18.05 from the budget forecast of $21.00.

In addition, oil production is forecast to increase from 146.0 million barrels at budget to 154.0 million barrels at third quarter.

Resource Surcharge revenue is forecast to increase $13.4 million from budget, primarily reflecting a higher forecast for oil sales values, partially offset by a lower forecast for potash sales values.

Potash royalties are forecast to decrease $64.9 million from budget, mainly due to lower average realized prices in U.S. dollars and an increase in the average exchange rate forecast. Prices are now forecast to average US$180 per KCl tonne (C$390 per K2O tonne), down from the budget assumption of US$188 (C$434).

Other non-renewable resources revenue, including uranium, coal and other minerals, is forecast to decrease $31.1 million from budget. The decrease is mainly due to a larger-than-budgeted impact of the Cigar Lake mine closures on royalties and a lower uranium price forecast.

Finally, Crown land sales are $5.8 million lower than budgeted, reflecting lower-than-expected actual sales in 2020-21.

Government Business Enterprise (GBE) net income is forecast to increase $376.1 million from budget as net income from all commercial Crowns is forecast to be higher than budget.

This increase in GBE net income reflects the following variances from budget:

•	$91.8 million increase in Saskatchewan Auto Fund net income (net of the policy holder rebate and enhanced auto injury benefits announced on February 28, 2021), mostly related to higher investment income; a quicker-than-expected recovery from COVID-19 resulting in higher-than-expected revenue from premiums, registration financing and driver penalties, as well as lower claims expenses;

•	$64.1 million increase in SaskPower net income, primarily due to an unbudgeted legal settlement and higher Saskatchewan electricity sales in all customer classes except commercial;

•	$63.0 million increase in Saskatchewan Liquor and Gaming Authority net income, primarily due to a better-than-expected recovery from COVID-19 closures;

Budget 2021-22   77

•	$54.6 million increase in Saskatchewan Government Insurance net income, mostly related to higher investment income and higher premium revenue as a result of a quicker-than-expected pandemic recovery;

•	$44.2 million increase in SaskTel net income, mainly due to strong wireless access growth and device revenue, increased business use of managed video conferencing and teleconferencing services with a resultant increase in network and connectivity usage, and one-time equipment sales driven by the pandemic (work from home and safety protocols);

•	$38.9 million increase in SaskEnergy net income, mostly due to higher revenue resulting from colder-than-normal weather and higher natural gas prices, along with lower operating and depreciation expense;

•	$15.3 million improvement in Saskatchewan Gaming Corporation results, from a $22.4 million net loss at budget to a $7.1 million net loss at third quarter, primarily due to better-than-anticipated results realized during the period (July 9, 2020 to December 18, 2020) that Casinos Regina and Moose Jaw were open; and,

•	$4.2 million net increase across all other entities.

Other own-source revenue is forecast to increase $36.0 million from budget.

Fees revenue is forecast to increase $88.8 million from budget, while miscellaneous revenue is forecast to decrease $78.0 million. A reclassification of certain health-sector revenues from miscellaneous revenue to fees revenue explains the majority of the variances from budget.

Investment income is forecast to increase $14.0 million, mainly due to higher-than-budgeted sinking fund earnings.

Insurance revenue is forecast to increase $6.6 million from budget, mainly due to higher-than-budgeted producer premiums for the Livestock Price Insurance Program, while transfers from other governments are forecast to increase $4.6 million from budget.

Transfers from the federal government are forecast to increase $432.7 million from budget and includes the following increases:

•	$338.1 million for Saskatchewan’s share of the federal Safe Restart Agreement;

•	$74.9 million for Saskatchewan’s share of the federal Safe Return to Class Fund;

•	$20.1 million at the Saskatchewan Crop Insurance Corporation, mainly due to an increase in AgriStability program payments;

•	$18.6 million for Saskatchewan’s claim under the federal Fiscal Stabilization Program related to fiscal year 2016-17 (in addition to the initial $20.3 million payment that was received and recorded in 2019-20); and,

•	$17.1 million at the Ministry of Immigration and Career Training for one-time Workforce Development Agreement top-up funding.

These increases are partially offset by a $50.0 million decrease in federal funding that will be recognized in the next two fiscal years rather than in 2020-21 for the Accelerated Site Closure Program as fewer projects are expected to be completed this fiscal year. In addition, the Canada Health Transfer and Canada Social Transfer are down $5.4 million and $1.9 million from budget, respectively, due to revised federal population estimates.

Finally, the $100.0 million revenue risk allowance included in the mid-year report to cushion against potential COVID-related revenue deterioration over the second half of the fiscal year has now been removed as the fiscal year comes to a close.

78  Budget 2021-22

EXPENSE UPDATE

At third quarter, expense is forecast to be nearly $16.0 billion in 2020-21, a decrease of $114.2 million (0.7 per cent) from budget and a $236.2 million decrease since mid-year. Major changes in expense themes from budget are described below.

Health is up $185.7 million from budget reflecting additional COVID-related pressures across the health system, including compensation and personal protective equipment, as well as cohorting and other measures at long-term care homes.

Economic Development is up $113.9 million, largely reflecting $85.2 million for the SaskPower customer rebate program. The forecast update also includes a net $28.7 million increase across the rest of the theme, primarily for unbudgeted COVID-19 support programs, including the Saskatchewan Tourism Sector Support Program, the extension of the Small Business Emergency Payment Program and grants to support the Western Hockey League and the Saskatchewan Junior Hockey League.

Community Development is up $50.2 million, reflecting $70.3 million for the municipal portion of the federal-provincial Safe Restart Agreement (which is fully offset by federal transfers), partially offset by lower expense at several entities due to the deferral of projects and COVID-related impacts.

Transportation is up $37.5 million, largely due to higher-than-budgeted winter maintenance costs and additional funding for the Rural Integrated Roads for Growth and the Urban Highway Connector programs.

Protection of Persons and Property is up $36.0 million, mainly due to increased COVID-related expense at the Ministry of Corrections, Policing and Public Safety, the Ministry of Justice and Attorney General and the Saskatchewan Public Safety Agency.

Education is up $17.3 million from budget, reflecting an $84.2 million increase in provincial and federal funding for the safe re-opening of the K-12 school system and $20.7 million of safe restart funding provided to the child-care sector. These increases are partially offset by a $38.3 million decrease in pension expense due to changes in actuarial assumptions, a $37.4 million decrease as school divisions did not utilize the anticipated level of restricted reserves due to the impacts of COVID-19 closures earlier in the year and a $6.5 million decrease in provincial and apprenticeship training allowances.

In addition to the $84.2 million of funding noted above, another $20.7 million of provincial funding has been provided to school divisions to be used next year to continue responding to COVID-19. When combined with $40.0 million of school division spending on COVID-related costs funded from prior-year savings and $10.0 million of COVID-related capital asset purchases, a total of $154.9 million has been invested in the Saskatchewan Safe Schools Plan.

Agriculture is down $237.8 million, primarily due to lower crop insurance indemnities as a result of favourable crop conditions.

Environment and Natural Resources is down $59.9 million, mainly due to lower activity in the Accelerated Site Closure Program in 2020-21 and a shift of projects into the next two fiscal years.

Social Services and Assistance is down $26.1 million due to lower-than-budgeted income assistance expense and reduced spending under the national housing strategy, partially offset by unbudgeted COVID-related expenses, primarily costs for the hotel isolation program and safety measures for children coming into care.

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General Government expense is down $26.3 million from budget. The decrease includes a $24.9 million decrease in pension expense, largely due to changes in actuarial assumptions, and a $6.7 million decrease in public employees’ dental plan claims, partially offset by a $5.5 million increase for the Chief Electoral Officer to implement COVID-19 safety protocols for the provincial election.

Financing Charges are down $4.7 million from budget, mainly due to lower-than-budgeted interest rates, partially offset by higher pension expense.

Finally, the $200.0 million budgeted health and public safety contingency has been fully allocated as follows:

•	$75.6 million for Saskatchewan Health Authority COVID pressures;

•	$40.0 million for the Safe Schools Plan;
•	$20.0 million for the Saskatchewan Small Business Emergency Payment Program;

•	$17.0 million for Tourism supports;

•	$14.2 million for Municipal Grants for Growth;

•	$12.3 million for Public Safety response;

•	$9.9 million for Custody Services;

•	$5.5 million for the Chief Electoral Officer;

•	$3.2 million for Court Service enhancements;

•	$1.8 million for Saskatchewan Polytechnic Dental Lab renovations; and,

•	$0.5 million for Conexus Arts Centre support.

80  Budget 2021-22

SASKATCHEWAN PROVINCIAL BUDGET

21-22

BUDGET FINANCIAL TABLES

G O V E R N M E N T  O F  S A S K A T C H E W A N

Budget

For the Year Ended March 31

	(millions of dollars)

	Budget 2021-22	Forecast 2020-21	Budget 2020-21

Revenue

Taxation	7,238.0	6,706.2	7,202.8
Non-renewable resources	1,328.5	1,096.2	997.4
Net income from government business enterprises	899.2	1,104.9	728.8
Other own-source revenue	2,104.1	1,969.1	1,933.1
Transfers from the federal government	2,908.5	3,219.3	2,786.6

Total Revenue	14,478.3	14,095.7	13,648.7

Expense

Agriculture	879.3	561.0	798.8
Community development	690.4	813.0	762.8
Economic development	527.0	503.7	389.8
Education	3,753.2	3,379.2	3,361.9
Environment and natural resources	414.9	302.5	362.4
Financing charges	755.0	713.5	718.2
General government	524.6	395.6	421.9
Health	6,535.3	6,362.0	6,176.3
Protection of persons and property	845.1	842.5	806.5
Social services and assistance	1,556.7	1,464.2	1,490.3
Transportation	607.7	623.3	585.8
Health and public safety contingency[1]	–	–	200.0

Total Expense	17,089.2	15,960.5	16,074.7

Deficit	(2,610.9)	(1,864.8)	(2,426.0)

Totals may not add due to rounding.

1 The 2020-21 budgeted health and public safety contingency has been reported in the 2020-21 forecast within the applicable expense themes.

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G O V E R N M E N T  O F  S A S K A T C H E W A N

Statement of Accumulated Deficit

For the Year Ended March 31

	(millions of dollars)

	Budget 2021-22	Forecast 2020-21	Budget 2020-21

Accumulated deficit, beginning of year	(2,094.6)	(229.8)[1]	(191.3)
Deficit	(2,610.9)	(1,864.8)	(2,426.0)

Accumulated Deficit, End of Year	(4,705.5)	(2,094.6)	(2,617.3)

Totals may not add due to rounding.

1 Accumulated deficit as at March 31, 2020, as reported in the 2019-20 Summary Financial Statements, increased by $38.5 million to remove provincial sales tax on capital assets.

G O V E R N M E N T  O F  S A S K A T C H E W A N

Statement of Change in Net Debt

For the Year Ended March 31

	(millions of dollars)

	Budget 2021-22	Forecast 2020-21	Budget 2020-21

Deficit	(2,610.9)	(1,864.8)	(2,426.0)
Acquisition of government service organization capital assets	(1,089.9)	(988.8)	(1,044.2)
Amortization of government service organization capital assets[1]	628.1	630.2	637.3

Increase in Net Debt	(3,072.7)	(2,223.4)	(2,832.9)
Net debt, beginning of year	(14,512.3)	(12,288.9)	(12,288.9)

Net Debt, End of Year	(17,585.0)	(14,512.3)	(15,121.8)

Totals may not add due to rounding.

1 Includes disposals and adjustments.

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G O V E R N M E N T  O F  S A S K A T C H E W A N

Schedule of Pension Liabilities

As at March 31

	(millions of dollars)

	Budget 2021-22	Forecast 2020-21		Budget 2020-21
Pension liabilities, beginning of year	6,573.5	7,152.3	[1]	7,152.3
Adjustment to account for pension costs on an accrual basis	(99.8)	(578.8)		(514.5)
Pension Liabilities, End of Year	6,473.7	6,573.5		6,637.8

Totals may not add due to rounding.

1 Pension liabilities as at March 31, 2020, as reported in the 2019-20 Summary Financial Statements.

G O V E R N M E N T  O F  S A S K A T C H E W A N

Schedule of Capital Assets

As at March 31

							(millions of dollars)

	Net Book Value March 31 2020		– 2020-21 Forecast – Additions[1] Amortization[2]		Forecast Net Book Value March 31 2021	– 2021-22 Budget – Additions[1] Amortization[2]		Budget Net Book Value March 31 2022
Government service organizations	11,820.3	[3]	988.8	(630.2)	12,178.9	1,089.9	(628.1)	12,640.7
Government business enterprises	15,723.9	[4]	1,330.3	(892.1)	16,162.1	1,574.3	(944.3)	16,792.1
Total Capital Assets	27,544.2		2,319.1	(1,522.3)	28,341.0	2,664.2	(1,572.4)	29,432.8

Totals may not add due to rounding.

1 Includes only capital assets acquired by government entities. Capital transfers provided to entities outside the government reporting entity are expensed.

2 Includes disposals and adjustments.

3 Net book value as at March 31, 2020, as reported in the 2019-20 Summary Financial Statements, decreased by $38.5 million to remove capitalized provincial sales tax.

4 Net book value as at March 31, 2020, as reported in the 2019-20 Summary Financial Statements.

84  Budget 2021-22

G O V E R N M E N T  O F  S A S K A T C H E W A N

Schedule of Public Debt

As at March 31

	(millions of dollars)

	Budget General Debt[1] 2021-22	Budget GBE Specific Debt 2021-22	Budget Public Debt[2] 2021-22	Forecast Public Debt[2] 2020-21	Budget Public Debt[2] 2020-21

Government Service Organization (GSO) Debt

General Revenue Fund
– Operating	9,400.0	–	9,400.0	7,200.0	7,300.0
– Saskatchewan Capital Plan[3]	8,142.0	–	8,142.0	6,690.0	6,691.4
Boards of Education	136.9	–	136.9	145.5	144.1
Global Transportation Hub Authority	40.2	–	40.2	44.2	39.8
Health Sector Affiliates	9.6	–	9.6	9.6	9.6
Saskatchewan Health Authority	59.7	–	59.7	76.0	75.5
Saskatchewan Opportunities Corporation	49.3	–	49.3	50.1	52.3
Water Security Agency	14.3	–	14.3	20.0	20.0
Other	3.4	–	3.4	3.9	3.9
Government Service Organization Debt	17,855.4	–	17,855.4	14,239.3	14,336.6

Government Business Enterprise (GBE) Debt

Municipal Financing Corporation of Saskatchewan	91.1	152.7	243.8	236.2	201.4
Saskatchewan Gaming Corporation	–	5.0	5.0	5.0	15.0
Saskatchewan Liquor and Gaming Authority	–	89.8	89.8	94.8	94.2
Saskatchewan Power Corporation	83.5	6,329.7	6,413.2	6,127.5	6,652.8
Saskatchewan Telecommunications
Holding Corporation	–	1,335.3	1,335.3	1,214.9	1,275.1
Saskatchewan Water Corporation	–	80.9	80.9	78.7	79.4
SaskEnergy Incorporated	62.6	1,680.3	1,742.9	1,600.4	1,714.7
Government Business Enterprise Debt[4]	237.2	9,673.7	9,910.9	9,357.5	10,032.6
Total	18,092.6	9,673.7	27,766.3	23,596.8	24,369.2

Guaranteed Debt	0.1	–	0.1	0.2	0.8

Totals may not add due to rounding.

[1]	General debt is issued by GSOs and includes issued amounts subsequently transferred to GBEs.
[2]	Public debt is shown net of sinking funds.
[3]	General Revenue Fund – Saskatchewan Capital Plan consists of amounts borrowed by the General Revenue Fund to finance investment in capital assets.
[4]	GBE debt includes both general debt and GBE-specific debt. General debt of GBEs is the amount transferred from the General Revenue Fund to a GBE and recorded as a loan receivable in the Summary Financial Statements. GBE-specific debt is debt issued by, or specifically on behalf of, GBEs. GBE-specific debt is included in “Investment in government business enterprises” in the Summary Financial Statements.

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G O V E R N M E N T  O F  S A S K A T C H E W A N

Schedule of Revenue

For the Year Ended March 31

	(millions of dollars)

	Budget 2021-22	Forecast 2020-21	Budget 2020-21

Own-Source
Taxation
Corporation income	754.6	418.5	780.9
Fuel	477.9	444.0	444.0
Individual income	2,420.8	2,465.0	2,605.4
Property	784.8	773.0	767.1
Provincial sales	2,144.0	1,971.1	1,996.0
Tobacco	201.8	201.7	187.7
Other	454.1	432.9	421.7
Total Taxation	7,238.0	6,706.2	7,202.8

Non-Renewable Resources
Crown land sales	9.2	6.7	12.5
Oil and natural gas	505.1	362.3	175.1
Potash	431.8	404.5	469.4
Resource surcharge	302.6	265.8	252.4
Other	79.8	56.9	88.0
Total Non-Renewable Resources	1,328.5	1,096.2	997.4

Net Income from Government Business Enterprises
Municipal Financing Corporation of Saskatchewan	1.1	1.2	1.0
Saskatchewan Auto Fund	192.1	213.0	121.2
Saskatchewan Gaming Corporation	11.5	(7.1)	(22.4)
Saskatchewan Government Insurance	40.0	135.8	81.2
Saskatchewan Liquor and Gaming Authority	423.4	326.6	263.6
Saskatchewan Power Corporation	16.7	136.4	72.3
Saskatchewan Telecommunications Holding Corporation	100.0	126.0	81.8
Saskatchewan Water Corporation	7.0	8.6	6.2
SaskEnergy Incorporated	49.7	58.9	20.0
Saskatchewan Workers’ Compensation Board	(1.3)	111.1	102.4
Consolidation adjustments	59.0	(5.6)	1.5
Total Net Income from Government Business Enterprises	899.2	1,104.9	728.8

Other Own-Source Revenue
Fees	1,170.0	1,131.8	1,043.0
Insurance	282.7	284.2	277.6
Investment Income	88.4	119.7	105.7
Transfers from other governments	73.2	76.8	72.2
Miscellaneous	489.8	356.6	434.6
Total Other Own-Source Revenue	2,104.1	1,969.1	1,933.1
Total Own-Source	11,569.8	10,876.4	10,862.1

Transfers from the Federal Government
Canada Health Transfer	1,330.4	1,296.5	1,301.9
Canada Social Transfer	477.4	465.2	467.1
Other	1,100.7	1,457.6	1,017.6
Total Transfers from the Federal Government	2,908.5	3,219.3	2,786.6
Total Revenue	14,478.3	14,095.7	13,648.7

Totals may not add due to rounding.

86  Budget 2021-22

G O V E R N M E N T  O F  S A S K A T C H E W A  N

Glossary of Financial Terms

Accumulated Deficit

The amount by which expense has exceeded revenue from the beginning of provincial incorporation (1905), plus any adjustments that were charged directly to the accumulated deficit. It is calculated as the difference between total assets and liabilities.

Accumulated Surplus

The amount by which revenue has exceeded expense from the beginning of provincial incorporation (1905), plus any adjustments that were charged directly to the accumulated surplus. It is calculated as the difference between total assets and liabilities.

Amortization

The systematic process of allocating an amount to revenue or expense over a period. Capital assets are amortized to expense over their expected remaining economic lives. Actuarial gains and losses, such as those experienced by pension plans, and certain amounts relating to financial instruments are also amortized.

Budget

Government’s main financial plan that accounts for the full nature and extent of the planned financial activities of all entities in the government reporting entity.

Capital Asset

An asset with physical substance that has an economic life extending beyond one year, to be used on a continuing basis and not for sale in the ordinary course of operations.

Consolidation

The method used to account for government service organizations (GSOs). Financial accounts of the GSOs are adjusted to the basis of accounting described in note 1 of the Summary Financial Statements and the adjusted amounts are combined with amounts for other GSOs and partnerships. Inter-entity balances and transactions are eliminated.

Debt

Obligations incurred through the issuance of debt instruments. Debt does not include other liabilities such as accounts payable or pension obligations. Terms used to describe debt include:

•	Gross Debt: borrowings through the issuance of debt instruments such as promissory notes and debentures.

•	Sinking Funds: funds set aside for the repayment of debt.

•	Public Debt: gross debt net of sinking funds.

•	General Debt: public debt net of loans to Crown corporations for Government Business Enterprise (GBE) specific debt.

•	GBE-Specific Debt:

-	debt issued by GBEs; or

-	debt issued by the General Revenue Fund (GRF) specifically on behalf of a GBE where the government expects to realize the receivable from the GBE and settle the external debt simultaneously.

•	Guaranteed Debt: debt of others that the government has agreed to repay if the others default.

Deficit

The amount by which expense exceeds revenue for a fiscal period.

Budget 2021-22   87

Financing Charges

Costs associated with general debt, pension liabilities, obligations under long-term financing arrangements such as public-private partnerships (P3s) and capital lease obligations. Financing charges include interest, foreign exchange gains and losses, discounts, fees and commissions.

General Revenue Fund (GRF)

The primary operational account for the government through which all provincial monies under the direct authority of the Legislative Assembly are collected and disbursed. The GRF is a GSO and is included in the government reporting entity.

Government Business Enterprise (GBE)

An entity that is controlled by the government, is self-sufficient and has the financial and operating authority to sell goods and services to individuals and organizations outside the government reporting entity as its principal activity. GBEs are recorded in the Budget using the modified equity method.

Government Reporting Entity

The set of entities that are either controlled by government (GSOs and GBEs) or subject to shared control (partnerships).

Government Service Organization (GSO)

An entity that is controlled by the government, except those designated as GBEs or partnerships. GSOs are consolidated in the Budget.

Modified Equity

The method used to account for GBEs. The government’s share of GBE net earnings or losses is included in budgeted revenue. The government’s investment, which is originally recorded at cost, is adjusted annually to include the net earnings or losses and other net equity changes of the GBE.

Net Debt

The difference between liabilities and financial assets. Net debt represents the future revenue required to pay for past transactions or events.

Partnership

A contractual arrangement between the government and one or more partners outside the government reporting entity where the partners share, on an equitable basis, the risks and benefits of the arrangement. Partnerships are proportionately consolidated in the Budget.

Pension Liability

An actuarial estimate of discounted future payments to be made to retirees under government pension plans, net of plan assets.

Proportionate Consolidation

The method used to account for partnerships. Financial accounts of the partnership are adjusted to the basis of accounting described in note 1 of the Summary Financial Statements and the government’s proportionate share of the adjusted amounts is combined with amounts for GSOs and other partnerships. Inter-entity balances and transactions are eliminated.

Public Private Partnership (P3)

A partnership arrangement in the form of a long-term performance-based agreement between the public sector and the private sector to deliver public infrastructure. The liabilities arising from P3 arrangements are classified as obligations under long-term financing arrangements.

Surplus

The amount by which revenue exceeds expense for a fiscal period.

For more information on Budget Basics, visit www.saskatchewan.ca/budget.

88  Budget 2021-22

ANNEX D—DEBT SUMMARY AND TERM DEBT OUTSTANDING

Debt Summary as of March 31, 2021

Summary	Thousands
Payable in Canadian Funds:
Term Debt Issued to the Public - Medium-Term Notes	1,269,449,000
Term Debt Issued to the Public - Public Issue Debentures	21,964,020,000

$23,233,469,000
Debentures Issued to the Minister of Finance of Canada	635,625,000
Other Term Debt	484,882,500

Term Debt Outstanding	$24,353,976,500
Promissory Notes Outstanding	1,509,242,353

Gross Debt Oustanding	$25,863,218,853

Medium-Term Promissory Notes

Series	Date of Original Issue	Maturity Date	Amount Outstanding		Coupon Rate	Canadian Dollars
803854KK3	01-Apr-20	01-Apr-23	$800,000,000	CAD	CDOR + 0.48	$800,000,000
803854GZ5	24-Mar-99	05-Mar-29	60,000,000	CAD	5.60	60,000,000
803854HF8	17-Feb-00	25-Jan-30	25,000,000	CAD	6.25	25,000,000
803854JN91	25-Jan-00 / 17-Jan-02	25-Jan-30	169,995,000	CAD	6.25	169,995,000
803854HE1	25-Jan-00	25-Jan-30	30,000,000	CAD	6.25	30,000,000
803854JR06	13-Feb-09	13-Feb-32	29,954,000	CAD	6.30	29,954,000
803854JB5	10-Jun-03	05-Sep-33	104,500,000	CAD	5.80	104,500,000
803854HY74	16-Sep-02	05-Sep-42	50,000,000	CAD	5.70	50,000,000

			$1,269,449,000			$1,269,449,000

Public Issue Debentures

Series	Date of Original Issue	Maturity Date	Amount Outstanding		Coupon Rate	Canadian Dollars
803854FD5	04-Feb-92	04-Feb-22	$255,000,000	CAD	9.60	$255,000,000
803854FA1	21-Jul-92	15-Jul-22	300,000,000	USD	8.50	384,020,000
803854JW9	26-Feb-14	03-Jun-24	1,250,000,000	CAD	3.20	1,250,000,000
803854FP8	30-May-95	30-May-25	175,000,000	CAD	8.75	175,000,000
803854KM9	27-Jul-30	02-Sep-25	1,200,000,000	CAD	0.80	1,200,000,000
803854KB3	14-Mar-16	02-Jun-26	1,075,000,000	CAD	2.55	1,075,000,000
803854KE7	24-Feb-17	02-Jun-27	1,000,000,000	CAD	2.65	1,000,000,000
803854KF4	18-May-18	02-Dec-28	1,300,000,000	CAD	3.05	1,300,000,000
803854GY8	04-Dec-98	05-Mar-29	350,000,000	CAD	5.75	350,000,000
803854KJ6	04-Oct-19	02-Jun-30	1,400,000,000	CAD	2.20	1,400,000,000
803854HN	08-Aug-01	05-Sep-31	550,000,000	CAD	6.40	550,000,000
803854JA70	12-May-03	05-Sep-33	450,000,000	CAD	5.80	450,000,000
803854JH24	12-Aug-04	05-Sep-35	400,000,000	CAD	5.60	400,000,000
803854JJ89	15-Feb-05	05-Mar-37	425,000,000	CAD	5.00	425,000,000
803854JL36	26-May-06	01-Jun-40	1,050,000,000	CAD	4.75	1,050,000,000
803854JT6	03-Feb-12	03-Feb-42	800,000,000	CAD	3.40	800,000,000
803854JU3	09-Oct-13	02-Jun-45	1,450,000,000	CAD	3.90	1,450,000,000
803854KA5	17-Apr-15	02-Dec-46	2,200,000,000	CAD	2.75	2,200,000,000
803854KC1	13-Dec-16	02-Jun-48	2,125,000,000	CAD	3.30	2,125,000,000
803854KH0	15-Aug-18	02-Jun-50	2,500,000,000	CAD	3.10	2,500,000,000
803854JX7	13-Mar-14	02-Mar-54	725,000,000	CAD	3.75	725,000,000
803854KG2	26-Jun-18	02-Jun-58	650,000,000	CAD	2.95	650,000,000
803854KL1	02-Jun-20	02-Jun-60	250,000,000	CAD	2.35	250,000,000

			$21,880,000,000			$21,964,020,000

Canada Pension Plan Debt1

Debenture Number	Date of Issue	Maturity Date	Amount Outstanding		Coupon Rate	Canadian Dollars
CPP-58	03-Nov-16	03-Nov-21	$1,525,000	CAD	1.36	$1,525,000
CPP-40	01-Dec-11	01-Dec-21	3,900,000	CAD	2.96	3,900,000
CPP-17	11-Jun-07	11-Jun-22	3,900,000	CAD	4.81	3,900,000
CPP-42/43	06-Jul-12	06-Jul-22	62,705,000	CAD	2.53	62,705,000
CHC-19	01-Sep-02	01-Sep-22	8,972,000	CAD	5.95	8,972,000
CHC-20	01-Oct-02	01-Oct-22	7,703,000	CAD	5.78	7,703,000
CHC-21	04-Nov-02	04-Nov-22	9,444,000	CAD	6.01	9,444,000
CHC-22/23	01-Dec-02	01-Dec-22	4,823,000	CAD	5.97	4,823,000
CHC-24	04-Jan-03	04-Jan-23	4,556,000	CAD	5.73	4,556,000
CHC-25	01-Mar-23	01-Mar-23	5,684,000	CAD	5.84	5,684,000
CHC-26	02-May-03	02-May-23	8,200,000	CAD	5.81	8,200,000
CHC-27/28	01-Jun-03	01-Jun-23	17,530,000	CAD	5.46	17,530,000
CPP-65	04-Jul-03	04-Jul-23	6,000,000	CAD	2.42	6,000,000
CPP-66	03-Nov-18	03-Nov-23	5,000,000	CAD	2.80	5,000,000
CPP-67	01-Dec-18	01-Dec-23	7,000,000	CAD	2.77	7,000,000
CHC-29/30	01-Mar-04	01-Mar-24	14,459,000	CAD	5.32	14,459,000
CPP-68	01-Jun-19	01-Jun-24	12,427,000	CAD	1.98	12,427,000
CPP-69	05-Jun-19	05-Jun-24	15,000,000	CAD	1.98	15,000,000
CPP-46	05-Jun-14	05-Jun-24	15,000,000	CAD	2.90	15,000,000
CPP-48	01-Dec-14	01-Dec-24	6,000,000	CAD	2.71	6,000,000
CHC-31	10-Apr-05	10-Apr-25	1,700,000	CAD	5.05	1,700,000
CPP-31	03-Dec-10	03-Dec-25	50,000,000	CAD	4.15	50,000,000
CPP-34	01-Mar-11	01-Mar-26	3,000,000	CAD	4.33	3,000,000
CPP-37	04-Jul-11	04-Jul-26	3,000,000	CAD	3.85	3,000,000
CPP-7	08-Aug-06	08-Aug-26	7,330,000	CAD	4.86	7,330,000
CPP-59	12-Mar-17	12-Mar-27	16,559,000	CAD	2.68	16,559,000
CPP-13	10-Apr-07	10-Apr-27	2,200,000	CAD	4.60	2,200,000
CPP-30	03-Dec-10	03-Dec-30	9,000,000	CAD	4.32	9,000,000
CPP-44	01-Dec-13	01-Dec-33	9,800,000	CAD	3.94	9,800,000
CPP-47	05-Jun-14	05-Jun-34	13,100,000	CAD	3.51	13,100,000
CPP-1	10-Jul-05	10-Jul-35	14,147,000	CAD	4.71	14,147,000
CPP-50	12-Dec-15	12-Dec-35	2,407,000	CAD	3.29	2,407,000
CPP-51	10-Jan-16	10-Jan-36	2,400,000	CAD	3.18	2,400,000
CPP-53	09-May-16	09-May-36	22,010,000	CAD	3.17	22,010,000
CPP-54	02-Jun-16	02-Jun-36	23,557,000	CAD	3.18	23,557,000
CPP-56	04-Jul-16	04-Jul-36	15,552,000	CAD	2.93	15,552,000
CPP-57	03-Nov-16	03-Nov-36	4,575,000	CAD	2.94	4,575,000
CPP-60	10-Apr-17	10-Apr-37	2,800,000	CAD	3.20	2,800,000
CPP-61	11-May-17	11-May-37	2,600,000	CAD	3.02	2,600,000
CPP-62	11-Jun-17	11-Jun-37	18,991,000	CAD	2.85	18,991,000
CPP-64	03-Mar-18	03-Mar-38	5,000,000	CAD	3.15	5,000,000
CPP-19	11-Jul-08	11-Jul-38	23,684,000	CAD	4.71	23,684,000
CPP-70	01-Sep-19	01-Sep-39	4,500,000	CAD	2.39	4,500,000
CPP-71	01-Dec-19	01-Dec-39	33,000,000	CAD	2.46	33,000,000
CPP-49	01-Mar-15	01-Mar-40	5,093,000	CAD	2.20	5,093,000
CPP-72	01-Mar-20	01-Mar-40	10,174,000	CAD	2.77	10,174,000
CPP-29	03-May-10	03-May-40	13,000,000	CAD	4.80	13,000,000
CPP-52	01-Mar-16	01-Mar-41	4,600,000	CAD	3.16	4,600,000
CPP-63	01-Mar-18	01-Mar-41	10,718,000	CAD	3.29	10,718,000
CPP-55	03-Jun-16	03-Jun-41	5,000,000	CAD	3.21	5,000,000
CPP-41	01-Mar-12	01-Mar-42	76,300,000	CAD	3.44	76,300,000

			$635,625,000			$635,625,000

Other Term Debt

Series	Date of Original Issue	Maturity Date	Amount Outstanding		Coupon Rate	Canadian Dollars
N/A	06-Oct-20	06-Oct-50	115,000,000	EUR	2.08	$179,779,500
N/A	Various	Various	305,103,000	CAD	Various	305,103,000

			420,103,000			$484,882,500

[1]

Debentures held by the Canada Pension Plan Fund are payable between 5 and 30 years after their respective date of issue, are not negotiable, not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice when he deems it necessary in order to meet the requirements of the Canada Pension Plan. The debentures are subject in part to annual sinking funds.

[2]

The Province has executed swap contracts to convert certain interest payments from floating to fixed for the fiscal year ending March 31, 2021. As of March 31, 2021, $650 million in outstanding floating rate debentures have not been swapped to a fixed-rate obligation.

[3]	The Province has executed currency swap contracts to convert any foreign denominated debt into Canadian denominated debt.

ANNEX E—MID-YEAR REPORT

See attached.

E-1

2021-22 MID-YEAR REPORT

2021-22 Mid-Year Highlights	1
Economic Update	3
Revenue Update	7
Expense Update	10
Public Debt Update	11
Net Debt Update	12

2021-22 Mid-Year Report Government of Saskatchewan November 29, 2021

2021-22 MID-YEAR HIGHLIGHTS

Overview

At mid-year, much of Saskatchewan’s economy is performing well.

Higher commodity prices, particularly for oil and potash, have increased non-renewable resource revenue. Individual and Corporate Income Tax and Provincial Sales Tax revenue have also improved, underscoring the province’s economic resilience and strength in the construction, retail and service sectors.

However, the drought that hit Saskatchewan this summer was widespread and has substantially increased crop insurance and drought-relief expenses needed to help producers. Higher costs related to fighting wildfires through a dry spring and summer and health care pressures due to the persistence of the global COVID-19 pandemic also contributed to increased expense.

A deficit of $2.7 billion is forecast at mid-year, $97 million higher than at budget, but a $29 million improvement from the first quarter forecast.

Economy

Saskatchewan real GDP is expected to grow by 3.6 per cent in 2021, slightly higher than the Government of Saskatchewan’s Budget forecast of 3.4 per cent growth. This expected growth is in part due to the lifting of pandemic-related restrictions in July, which helped the labour market recover, strong investments in residential housing and strong commodity prices, particularly potash and oil.

Saskatchewan’s economy is expected to continue to grow by 3.8 per cent in 2022, slightly higher than the 3.2 per cent growth projected in the Budget. This growth is a reflection of the expectation of continued strength in the Saskatchewan economy.

Employment is currently forecast to increase by 15,900 jobs in 2021 and the unemployement rate is forcast to average 7.0 per cent.

2021-22 ECONOMIC AND FISCAL OVERVIEW

(Millions of Dollars)	2020-21 Actual	2021-22 Budget	First Quarter Forecast	Mid-Year Projection	Change From
					Budget	First Quarter

Revenue	14,524	14,478	15,236	16,869	2,391	1,633

Expense	15,651	17,089	17,973	19,577	2,488	1,604

Deficit	(1,127)	(2,611)	(2,737)	(2,708)	(97)	29

Key Metrics

Public Debt ($M)	23,583	27,766	27,857	27,833	66	(25)

Net Debt ($M)	13,683	17,585	n/a	16,714	(871)	n/a

Net Debt as % of GDP	17.6	21.7	n/a	19.4	(2.3)	n/a

Economic Forecast	2020	2021	2021	2021

Real GDP growth (%)	(4.9)	3.4	3.4	3.6	0.2	0.2

Nominal GDP growth (%)	(6.6)	5.9	5.9	11.0	5.1	5.1

Totals may not add due to rounding.

2021-22 Mid-Year Report	page 1

Revenue

Revenue is forecast to increase $2.4 billion from budget, (16.5 per cent), with significant increases in all major categories.

$668.8 million of this revenue increase is from non-renewable resources, mainly due to higher potash and oil prices. Taxation revenue is up $616.7 million from budget reflecting higher 2020 personal and corporate income tax assessments.

Federal transfers are up $542.6 million from budget, mostly due to drought, pandemic, childcare and municipal infrastructure federal funding. Other own source revenue is up $347.1 million, largely due to crop insurance recoveries through private reinsurance purchased by the Saskatchewan Crop Insurance Corporation. Government Business Enterprise net income is forecast to be up $215.4 million at mid-year, due mainly to higher investment earnings.

Expense

Expense is forecast to be up $2.5 billion from budget (14.6 per cent).

The most significant increase over budget at mid-year is in Agriculture expense, which is up $2.1 billion. This includes

$1.8 billion for crop insurance claims, bringing the total indemnity forecast to $2.4 billion, and $292.5 million in relief for livestock producers hit with higher costs due to the widespread drought that impacted Saskatchewan.

In addition, there is a $250.0 million increase in Health expense due to pandemic pressures and drug plan increases. Protection of Persons and Property expense is up $100.9 million at mid-year largely due to the pandemic and wildfires which emerged during a very dry spring and summer.

2021-22 BUDGET UPDATE - MID-YEAR

		First Quarter Forecast	Mid-Year Projection	Change From
(Millions of Dollars)	Budget			Budget	First Quarter

Revenue

Taxation	7,238.0	7,238.0	7,854.7	616.7	616.7

Non-renewable resources	1,328.5	1,688.4	1,997.3	668.8	308.9

Net income from government business enterprises	899.2	850.9	1,114.6	215.4	263.7

Other own-source revenue	2,104.1	2,148.7	2,451.2	347.1	302.5

Transfers from the federal government	2,908.5	3,309.6	3,451.1	542.6	141.5

Total Revenue	14,478.3	15,235.6	16,868.9	2,390.6	1,633.3

Expense

Agriculture	879.3	1,585.9	3,022.8	2,143.5	1,436.9

Community development	690.4	753.0	742.3	51.9	(10.7)

Economic development	527.0	540.3	541.2	14.2	0.9

Education	3,753.2	3,867.1	3,789.9	36.7	(77.2)

Environment and natural resources	414.9	414.9	378.2	(36.7)	(36.7)

Financing charges	755.0	755.0	755.0	-	-

General government	524.6	499.9	500.6	(24.0)	0.7

Health	6,535.3	6,535.3	6,785.3	250.0	250.0

Protection of persons and property	845.1	857.2	946.0	100.9	88.8

Social services and assistance	1,556.7	1,556.7	1,508.0	(48.7)	(48.7)

Transportation	607.7	607.7	607.7	-	-

Total Expense	17,089.2	17,973.0	19,577.0	2,487.8	1,604.0

Deficit	(2,610.9)	(2,737.4)	(2,708.1)	(97.2)	29.3

Totals may not add due to rounding.

2021-22 Mid-Year Report	page 2

Public Debt

Public debt is forecast to be $66.2 million higher than at budget, due to a higher deficit, increased borrowing requirements for SaskTel infrastructure, and additional cash requirements related to the payment of crop insurance indemnity claims, offset partly by a decrease in borrowing for the Saskatchewan Capital Plan and for SaskPower.

Economic Update

Net Debt

At mid-year, net debt is projected to be $16.7 billion at March 31, 2022, $871 million lower than forecast at budget. This reflects improved results for 2020-21 and a lower capital spending forecast.

Saskatchewan is positioned to have one of the lowest net debt to GDP percentages among the provinces.

Saskatchewan’s economy is forecast to rebound by 3.6 per cent in 2021, a substantial turnaround from a 4.9 per cent decline in 2020, a drop predicated by the economic fallout from the global pandemic and low oil prices.

This improvement from the budget forecast, where real GDP in 2021 was forecast to increase by 3.4 per cent, is attributable to a number of factors, including the lifting in July of restrictions related to the pandemic, which allowed for a strong labour market rebound.

In addition, there was higher investment in the residential housing market and strong commodity prices emerged, most notably for potash and oil. While uncertainty remains with respect to the COVID-19 pandemic, and while the drought has impacted the agriculture sector, many aspects of the economy continue to perform well.

CANADA AND U.S ECONOMIC ASSUMPTIONS

	Actual	2021-22 Budget			2021-22 Mid-Year
	2020	2021	2022	2023	2021	2022	2023

Canadian real GDP growth, %	(5.3)	3.7	3.6	2.2	5.1	4.4	1.6

U.S. real GDP growth, %	(3.4)	3.1	2.5	2.5	5.9	4.1	2.5

Canada CPI growth, %	0.7	1.3	1.9	2.0	3.3	2.7	2.0

Canada GDP deflator growth, %	0.7	2.4	1.9	2.3	6.9	1.0	1.4

Canadian short-term interest rate, %	0.42	0.17	0.20	0.50	0.14	0.29	0.85

10-yr Government of Canada bond, %	0.72	0.81	1.08	1.30	1.27	1.30	1.81

Canadian dollar, U.S. cents	74.60	78.80	80.00	81.20	79.88	79.98	80.63

 Source: Statistics Canada, IHS Markit, Ministry of Finance.

Saskatchewan Economic Performance and Outlook

The province’s economy is showing signs of strength as it recovers from the pandemic. Total employment increased year-to-date by 2.5 per cent compared to the same period in 2020, reaching 562,800 people employed in October 2021.

Employment is forecast to increase by 15,900 in 2021 and by another 12,000 jobs in 2022. While unemployment is expected to average 7 per cent in 2021, total employment is up about 13,730 jobs (January to October 2021) compared to the same time period in 2020. Retail and wholesale trade account for 10,170 of the increase in jobs.

2021-22 Mid-Year Report	page 3

Oil prices have strengthened this year due to increased demand driven by the reopening of major economies globally. Natural gas prices have also increased due to recent shortages.

The average West Texas Intermediate (WTI) oil price has increased, to about $US66.47 from January through the end of October 2021, compared to an average of $US38.44 through the same period in 2020. The average well-head oil price in Canadian dollars is expected to increase from $34.85 per barrel in 2020 to $65.74 per barrel in 2021.

Oil production is up by 1.2 per cent from January through September 2021, while drilling is down by about 24.7 per cent over same time frame in 2020.

Potash production in the first nine months of 2021 remains at the same level compared to the same time frame in 2020, while prices have surged. Uranium production is up 2.9 per cent January through September in 2021, compared to the same period in 2020 and sales have increased by 32.9 per cent this year.

Crop production, due to widespread drought conditions in the province, fell by approximately 40.6 per cent. This year’s crop size of roughly 22.3 million tonnes is well below the 10-year average of approximately 33.0 million tonnes.

COMMODITY PRICE ASSUMPTIONS

	2020	2021-22 Budget			2021-22 Mid-Year
	Actual	2021	2022	2023	2021	2022	2023

WTI Oil Price (US$/barrel)	39.39	55.00	55.00	56.00	66.50	69.00	66.00

Average well-head Oil Price (C$/barrel)	34.83	50.00	49.30	49.60	65.74	67.93	62.96

Natural gas, (C$ per GJ)	2.32	2.32	2.32	2.32	3.50	3.60	3.10

Potash (C$/K2O tonne)[1]	387.32	396.50	396.20	398.30	537.98	616.98	624.54

Potash (US$/KCl tonne)[1]	176.50	190.60	193.40	197.30	262.14	301.01	307.18

1 The potash industry quotes prices in US dollars per KCI tonne. However, provincial royalty calculations are based on the Canadian dollar price per K2O tonne.

Sources: Ministry of Energy and Resources

2021-22 Mid-Year Report	page 4

Year-to-date manufacturing sales are up by 42.2 per cent (January through September) compared to the same period in 2020, the highest growth among provinces. Sales in food services and dining increased significantly from January through August, and are up 19.7 per cent compared to the same period in 2020.

Other major economic indicators such as retail sales, wholesale trade, sales of new motor vehicles, investment in residential building construction, building permits and housing starts have all experienced significant year-to-date growth, compared to the same time period in 2020.

SASKATCHEWAN 2021 YEAR-TO-DATE (YTD) ECONOMIC INDICATORS 1

(per cent change from same period last year)	SK % Change	SK Ranking Among	CAN
		Provinces

Employment (Oct.)	2.5	10	4.9

Unemployment Rate (Oct.)	6.9	4th lowest	7.9

Employment Rate (Oct.)	62.6	2	60.0

Consumer Price Index (Oct.)	2.4	lowest	3.1

Average Weekly Earnings (Aug.)	1.1	8	3.5

Retail Sales (Aug.)	13.5	8	15.1

Wholesale Trade (Sept.)	10.6	9	15.2

New Motor Vehicle Sales (Sept.)	6.6	10	11.7

Food Services & Drinking Places Sales (Aug.)	19.7	4	12.6

Manufacturing Sales (Sept.)	42.2	1	18.0

International Goods Exports (Sept.)	22.5	5	21.5

Building Permits (Sept.)	32.3	4	27.2

Housing Starts (Q3)	42.8	2	31.7

Investment in Building Construction (Sept.)	14.6	7	24.4

Residential (Sept.)	36.4	6	35.1

Non-residential (Sept.)	(26.9)	10	(4.0)

As of November 18, 2021

1For the unemployment rate and employment rate, figures represent the YTD average. All other figures represent % change from YTD value [or YTD average, in the case of employment, consumer price index, and average weekly earnings] in 2020 to YTD value [or YTD average] in 2021.

Source: Statistics Canada

Overall, real GDP is forecast by the Government of Saskatchewan to grow by 3.6 per cent in 2021, and nominal GDP is expected to rise 11.0 per cent. In 2022 real GDP is expected to rise 3.8 per cent and nominal GDP is expected to grow by 5.0 per cent.

2021-22 Mid-Year Report	page 5

Private Sector Forecasts

The view of private sector forecasters is that Saskatchewan’s economy is expected to show substantial growth in 2021 compared to 2020.

Based on the latest average of private sector forecasts, Saskatchewan’s real GDP is expected to increase 4.3 per cent in 2021, sixth highest among Canadian provinces. Continued growth is expected in 2022 and the average of private sector forecasts expects Saskatchewan’s real GDP to increase by 4.0 per cent, fourth highest among the provinces.

PRIVATE SECTOR FORECASTS OF SASKATCHEWAN REAL GDP GROWTH 1

 (per cent change from same period last year)

	2021	2022	Release Date

IHS Markit	4.0	4.5	21-Nov

CBOC	3.6	4.6	21-Nov

TD Bank	4.0	3.4	21-Sep

Royal Bank of Canada	3.8	5.9	21-Sep

Bank of Montreal	3.5	3.4	21-Nov

CIBC	5.6	3.4	21-Jul

Scotiabank	4.4	3.6	21-Oct

National Bank	4.6	3.9	21-Nov

Laurentian Bank	5.6	3.5	21-Jul

Average	4.3	4.0

2021-22 Mid-Year Forecast	3.6	3.8

 1As of Nov. 18, 2021.

 Sources: Major Canadian banks, IHS Markit and Conference Board of Canada

PRIVATE SECTOR FORECASTS OF REAL GDP BY PROVINCE 1

 (per cent change from same period last year)

	2021	Rank	2022	Rank

BC	5.6	3	4.2	3

AB	6.0	2	4.6	1

SK	4.3	6	4.0	4

MB	4.5	5	3.9	5

ON	4.8	4	4.5	2

QC	6.2	1	3.6	6

NB	4.0	8	2.9	9

NS	4.1	7	3.0	8

PE	3.9	9	3.4	7

NL	3.5	10	2.6	10

CA	5.2	--	4.2	--

 1As of Nov. 18, 2021.

 Sources: Major Canadian banks, IHS Markit and Conference Board of Canada

2021-22 Mid-Year Report	page 6

Revenue Update

At mid-year, revenue is forecast to be $16.9 billion, an increase of $2.4 billion (16.5 per cent) from budget and $1.6 billion (10.7 per cent) from first quarter, with higher revenue forecast across all major categories.

Taxation

Taxation revenue is forecast to increase $616.7 million from budget.

Individual and Corporate Income Tax are forecast to be up $439.6 million and $90.4 million from budget, respectively, primarily due to stronger-than-anticipated 2020 assessments that resulted in an increase in prior-year reconciliation adjustments in 2021-22.

Provincial Sales Tax revenue is projected to increase by $80.8 million, reflecting stronger-than-budgeted economic activity, particularly in the construction, retail and service sectors.

Higher-than-budgeted cannabis consumption has led to a $5.9 million increase in other taxes revenue, while Fuel Tax, Property Tax and Tobacco Tax are in line with budget expectations at mid-year.

Non-Renewable Resources

At mid-year, revenue from non-renewable resources is forecast to increase $668.8 million from budget.

Potash revenue is expected to be $402.5 million higher than budget, primarily due to higher average prices (US$272 per KCI tonne, up US$81 from budget), partly offset by a higher exchange rate forecast.

Oil and natural gas revenue is expected to be $240.4 million higher mainly due to higher West Texas Intermediate (WTI) oil prices, a narrower light-heavy oil price differential and an increase in oil production, partially offset by a higher exchange rate.

The Mid-Year Report also includes a forecast increase of $18.9 million in resource surcharge revenue, due to strength in the potash and oil sectors, while Crown land sales are forecast to increase $6.6 million due to higher-than-expected April and August subsurface mineral rights sales.

Key Assumptions

•   WTI

On a fiscal year basis, WTI is now forecast to average US$69.29 per barrel in 2021-22, up from US$54.33 at budget. WTI Averaged US$68.32 through the second quarter of the fiscal year. A US$1 per barrel change in the fiscal-year average WTI oil price results in an estimated $14 million change in 2021-22 oil royalties (all else being equal).

•   Oil Differential

The light–heavy oil differential forecast at mid-year is 12.7 per cent, down from 19.7 per cent at budget, reflecting higher-than-expected Western Canadian heavy crude oil demand from U.S. refiners. A lower differential results in higher oil revenue for Saskatchewan (all else being equal).

•   Oil Production

Oil production is forecast to be 162.7 million barrels at mid-year, up from 160.0 million barrels at budget.

•   Exchange Rate

The exchange rate is forecast, at mid-year, to average 80.1 U.S. cents in 2021-22, up from 79.1 U.S. cents at budget. Through the second quarter of the fiscal year, the Canadian dollar averaged 80.4 U.S. cents.

A 1 U.S. cent change in the fiscal-year average exchange rate results in an estimated $33 million change in 2021-22 non-renewable resource revenue (all else being equal).

A lower exchange rate results in higher revenue and a higher exchange rate results in lower revenue, as resource exports are priced in U.S. dollars.

2021-22 Mid-Year Report	page 7

KEY RESOURCE ASSUMPTIONS			2021-22		Change From
	2020-21	2021-22	First	2021-22		First
	Actual	Budget	Quarter	Mid-Year	Budget	Quarter

WTI Oil Price (US$/barrel)	42.32	54.33	68.04	69.29	14.96	1.25

Light-Heavy Differential (% of WTI)	16.9	19.7	13.3	12.7	(7.0)	(0.6)

Well-head Oil Price (C$/barrel)[1]	36.54	49.31	65.41	68.85	19.54	3.44

Oil Production (million barrels)	152.5	160.0	163.1	162.7	2.7	(0.4)

Potash Price (mine netback, US$/KCl tonne)[2]	180	191	231	272	81	41

Potash Price (mine netback, C$/K2O tonne)[2]	390	396	465	558	162	93

Potash Sales (million K2O tonnes)[2]	14.1	14.3	14.1	14.2	(0.1)	0.1

Canadian Dollar (US cents)	75.75	79.12	82.17	80.13	1.01	(2.04)

 1 The average price per barrel of Saskatchewan light, medium and heavy oil.

 2 Ministry of Finance calculations derived from calendar-year forecasts.

Government Business Enterprises (GBE) Net Income

Net income from GBEs is forecast to be up $215.4 million from budget, primarily reflecting the following changes:

•

increased earnings for Saskatchewan Government Insurance ($81.1 million), the Auto Fund ($76.5 million) and Workers Compensation Board ($70.1 million) primarily from lower claims and increased investment earnings; and,

•	increased earnings from Saskatchewan Liquor and Gaming Authority ($17.7 million) and SaskEnergy ($9.0 million), due to higher sales revenues.

Partially offset by,

•	decreased earnings at SaskPower ($36.7 million) due to higher natural gas fuel costs; and,

•	other net changes across the GBE sector amount to a decrease of $8.0 million.

Other Own Source Revenue

Other own-source revenue is up $347.1 million from budget, largely due to:

•

$442.0 million increase in insurance revenue, mainly due to recoveries from private reinsurance purchased by the Saskatchewan Crop Insurance Corporation along with higher Crop Insurance producer premiums as a result of an increase in insured acres and higher prices; and,

•	$25.4 million increase in fees revenue, primarily reflecting higher forestry fee revenue.

Partially offset by,

•	$120.3 million decrease in miscellaneous revenue primarily reflecting the continued impact of the pandemic on some sources of revenue across the government.

Federal Transfers

Transfers from the federal government are forecast to increase $542.6 million from budget, largely due to:

•	$171.0 million for the Saskatchewan Agricultural Stabilization Fund, related to the Canada-Saskatchewan Drought Response Initiative;

•	$131.6 million for Saskatchewan’s share of the Canada wide Early Learning and Child Care Agreement and the Early Learning and Child Care one-time workforce investment;

•	$124.1 million for Saskatchewan’s share of the Helping Our Health Systems Recover program;

•	$62.6 million in one-time top-up funding for the Canada Community-Building Fund;

•	$31.0 million due to a higher federal portion of Crop Insurance premiums as a result of an increase in insured acres and higher prices; and

•	$31.0 million for Saskatchewan’s share of Canada’s COVID-19 Immunization Plan.

Partially offset by,

•	$41.5 million decrease in funding for the Accelerated Site Closure Program, consistent with expected activity under the program.

2021-22 Mid-Year Report	page 8

2021-22 SCHEDULE OF REVENUE
		First Quarter Forecast	Mid-Year Projection	Change From
(Millions of Dollars)	Budget			Budget	First Quarter

Taxation

Corporation income	754.6	754.6	845.0	90.4	90.4

Fuel	477.9	477.9	477.9	-	-

Individual income	2,420.8	2,420.8	2,860.4	439.6	439.6

Property	784.8	784.8	784.8	-	-

Provincial sales	2,144.0	2,144.0	2,224.8	80.8	80.8

Tobacco	201.8	201.8	201.8	-	-

Other	454.1	454.1	460.0	5.9	5.9

Total Taxation	7,238.0	7,238.0	7,854.7	616.7	616.7

Non-Renewable Resources

Crown land sales	9.2	12.1	15.8	6.6	3.7

Oil and natural gas	505.1	710.0	745.5	240.4	35.5

Potash	431.8	581.1	834.3	402.5	253.2

Resource surcharge	302.6	312.6	321.5	18.9	8.9

Other	79.8	72.6	80.2	0.4	7.6

Total Non-Renewable Resources	1,328.5	1,688.4	1,997.3	668.8	308.9

Net Income from Government Business Enterprises

Municipal Financing Corporation of Saskatchewan	1.1	1.1	1.1	-	-

Saskatchewan Auto Fund	192.1	192.1	268.6	76.5	76.5

Saskatchewan Gaming Corporation	11.5	6.0	3.5	(8.0)	(2.5)

Saskatchewan Government Insurance	40.0	40.0	121.1	81.1	81.1

Saskatchewan Liquor and Gaming Authority	423.4	428.9	441.1	17.7	12.2

Saskatchewan Power Corporation	16.7	(1.5)	(20.0)	(36.7)	(18.5)

Saskatchewan Telecommunications Holding Corporation	100.0	100.0	100.0	-	-

Saskatchewan Water Corporation	7.0	7.1	7.6	0.6	0.5

SaskEnergy Incorporated	49.7	35.0	58.7	9.0	23.7

Saskatchewan Workers’ Compensation Board	(1.3)	(12.5)	68.8	70.1	81.3

Consolidation adjustments	59.0	54.7	64.1	5.1	9.4

Total Net Income from Government Business Enterprises	899.2	850.9	1,114.6	215.4	263.7

Other Own-Source Revenue

Fees	1,170.0	1,180.0	1,195.4	25.4	15.4

Insurance	282.7	317.3	724.7	442.0	407.4

Investment income	88.4	88.4	88.4	-	-

Transfers from other governments	73.2	73.2	73.2	-	-

Miscellaneous	489.8	489.8	369.5	(120.3)	(120.3)

Total Other Own-Source Revenue	2,104.1	2,148.7	2,451.2	347.1	302.5

Transfers from the Federal Government

Canada Health Transfer	1,330.4	1,330.4	1,331.7	1.3	1.3

Canada Social Transfer	477.4	477.4	477.8	0.4	0.4

Other	1,100.7	1,501.8	1,641.6	540.9	139.8

Total Transfers from the Federal Government	2,908.5	3,309.6	3,451.1	542.6	141.5

Total Revenue	14,478.3	15,235.6	16,868.9	2,390.6	1,633.3

Totals may not add due to rounding.

2021-22 Mid-Year Report	page 9

Expense Update

At mid-year, expense is forecast to be $19.6 billion, an increase of $2.5 billion (14.6 per cent) from budget and $1.6 billion from first quarter. The increase is primarily due to higher expense for Crop Insurance indemnities resulting from drought conditions across much of the province as well as funding to livestock producers for drought relief. There is also additional health expense primarily for COVID response.

Agriculture is up $2.1 billion from budget primarily due to $1.8 billion for Crop Insurance indemnities resulting from the widespread drought experienced in much of Saskatchewan, bringing the total indemnity forecast for the year to $2.4 billion. It also includes $292.5 million through the AgriRecovery program, to help producers maintain breeding stock and address the high costs they face due to the drought.

Health increased $250.0 million from budget reflecting $220.0 million for the Saskatchewan Health Authority, due to pandemic response pressures; and $30.0 million for the Ministry of Health for pharmacy vaccine delivery and utilization pressures in the Saskatchewan Prescription Drug Plan.

Protection of Persons and Property expense is up $100.9 million from budget, including $83.3 million for the Saskatchewan Public Safety Agency due to a high wildfire season and pandemic response activities. There is also an increase of $7.6 million from budget for custody, supervision and rehabilitation services primarily due to operational issues related to the pandemic. There is $5.3 million for Courts and Civil Justice primarily attributed to operational pressures due to the pandemic.

Community Development is up $51.9 million from budget primarily due to $62.6 million for the top-up amount for the Canada Community-Building Fund announced in March 2021 by the federal government. This increase will be fully offset by revenue received by the federal government.

Education expense is forecast to increase a net $36.7 million from budget reflecting a $131.6 million increase related to the new child care agreement with the federal government. This is partially offset by $60.0 million lower-than-budgeted spending by the Boards of Education, a $16.3 million decrease to pension expense, $9.4 million lower spending by regional colleges due to reduced operations during the pandemic, and $5.8 million lower-than-budgeted utilization of the Provincial Training Allowance program.

Economic Development is up $14.2 million from budget primarily due to a $10.8 million increase for COVID-19 support programs. The increase also includes $9.5 million for the Saskatchewan Economic Recovery Rebate, due to the timing of program payments over two years, and $6.3 million for SaskBuilds due to increased progress on projects such as the Meadow Lake Tribal Council Bioenergy Project, under the federally—funded Investing in Canada Infrastructure Program.

General Government expense is down $24.0 million from budget due to a $27.1 million decrease in pension expense as a result of changes in interest rates and plan experience, partially offset by $2.0 million to support the Federation of Sovereign Indigenous Nations (FSIN) to research into undocumented deaths and burials on formerly federally operated schools in the province.

Environment and Natural Resources is down $36.7 million from budget due mainly to $41.5 million for the Saskatchewan Research Council because of lower than budgeted program uptake for the Accelerated Site Closure Program, offset by smaller net increases across the theme.

Social Services and Assistance expense is down $48.7 million from budget as the result of lower-than-budgeted utilization of financial assistance programs.

Transportation expense and Financing Charges are unchanged from budget.

2021-22 Mid-Year Report	page 10

Public Debt Update

At mid-year, public debt is now forecast to be $27.8 billion at March 31, 2022, which is $66.2 million higher than at budget.

The increase in forecast public debt is primarily attributable to $275.0 million of higher General Revenue Fund (GRF) operating debt, partially offset by a $100.0 million decrease in GRF – Saskatchewan Capital Plan debt due to a deferral of capital spending to future years due to the timing of projects.

The reduction in capital spending includes $68.0 million less to the education sector for various school projects, $64.0 million less to the corrections and justice sector related to the remand centre and $35.0 million less related to highways projects. The province has received a $62.6 million federal transfer for the municipal sector, doubling the Canada Community-Building Fund, which partly offsets these reductions.

Also offsetting the increase in GRF debt is a $105.3 million decrease in GBE debt, including $142.5 million of lower debt at SaskPower due to lower-than-expected cash operating needs arising from the elimination of its budgeted equity repayment to CIC and other improvements to operating cash flow.

The decreases in GBE debt are partially offset by $58.6 million of higher debt at SaskTel due to obligations arising from the recently completed 5G spectrum action.

Debt Charges are unchanged from budget at $755.0 million.

2021-22 SCHEDULE OF PUBLIC DEBT	Budget	Mid-Year	Change from

As at March 31, 2022 (Millions of Dollars)		Projection	Budget

Government Service Organization Debt

General Revenue Fund -Operating	9,400.0	9,675.0	275.0

General Revenue Fund -Saskatchewan Capital Plan [1]	8,142.0	8,042.0	(100.0)

Boards of Education	136.9	134.4	(2.5)

Global Transportation Hub Authority	40.2	40.2	-

Health Sector Affiliates	9.6	9.6	-

Saskatchewan Health Authority	59.7	59.7	-

Saskatchewan Opportunities Corporation	49.3	48.3	(1.0)

Water Security Agency	14.3	14.3	-

Other	3.4	3.4	-

Government Service Organization Debt	17,855.4	18,026.9	171.5

Government Business Enterprise Debt

Municipal Financing Corporation of Saskatchewan	243.8	237.6	(6.2)

Saskatchewan Gaming Corporation	5.0	5.0	-

Saskatchewan Liquor and Gaming Authority	89.8	89.8	-

Saskatchewan Power Corporation	6,413.2	6,270.7	(142.5)

Saskatchewan Telecommunications Holding Corporation	1,335.3	1,393.9	58.6

Saskatchewan Water Corporation	80.9	80.9	-

SaskEnergy Incorporated	1,742.9	1,727.7	(15.2)

Government Business Enterprise Debt [2]	9,910.9	9,805.6	(105.3)

Public Debt [3]	27,766.3	27,832.5	66.2

Guaranteed Debt	0.1	0.1	-

1General Revenue Fund - Saskatchewan Capital Plan consists of amounts borrowed by the General Revenue Fund to finance investment in infrastructure assets.

2 GBE debt includes both general debt and GBE-specific debt. General debt of GBEs is the amount transferred from the General Revenue Fund to a GBE and recorded as a loan receivable in the Summary Financial Statements. GBE-specific debt is debt issued by, or specifically on behalf of, GBEs. GBE-specific debt is included in “Investment in government business enterprises” in the Summary Financial Statements.

3 Public debt is shown net of sinking funds.

2021-22 Mid-Year Report	page 11

Net Debt Update

Net debt is an important measure of the Province’s financial position. Net debt provides a measure of the future revenue that is required to pay for past transactions and events.

Credit rating agencies and other users of public sector financial information typically consider both public debt and net debt in their assessment of a province’s financial condition.

At mid-year, net debt is forecast to be $16.7 billion at March 31, 2022, representing a decrease, or improvement, of $870.6 million from budget. The improvement is primarily due to positive adjustments for the 2020-21 fiscal year-end actual results and a reduction in forecasted government capital spending for 2021-22, partly offset by a larger forecast deficit, compared to budget.

Net debt as a percentage of GDP is projected to be 19.4 per cent at March 31, 2022, an improvement compared to the budget estimate of 21.7 per cent and is expected to remain one of the lowest ratios among provinces.

  2021-22 NET DEBT UPDATE MID-YEAR

   As at March 31, 2022

(Millions of Dollars)	Budget	Mid-Year Projection	Change From Budget

Deficit	(2,610.9)	(2,708.1)	(97.2)

Acquisition of government service organization capital assets	(1,089.9)	(958.2)	131.7

Amortization of government service organization capital assets	628.1	634.6	6.5

Increase in Net Debt	(3,072.7)	(3,031.7)	41.0

Net debt, beginning of year	(14,512.3)	(13,682.7)	829.6

Net Debt, End of Year	(17,585.0)	(16,714.4)	870.6

PROJECTED NET DEBT AS A PER CENT OF GDP

As at March 31, 2022

Sources: Net Debt. Jurisdictions most recent data (as of November 18, 2021)

GDP: SK: Saskatchewan Ministry of Finance; All others: Conference Board of Canada

2021-22 Mid-Year Report	page 12

PART II

SUPPLEMENTAL INFORMATION

(THAT REQUIRED BY ITEMS (11), (13) AND (14) AND A PART OF THAT REQUIRED BY ITEM (3) OF SCHEDULE B OF THE SECURITIES ACT OF 1933, AS AMENDED)

(1)	The following are the estimated expenses of the issuance and distribution of the securities being registered:

Registration fee	US$	185,400
Listing fees and expenses*		14,000
Printing expenses*		20,800
Rating agency fees*		–
Fiscal agent fees and expenses*		26,000
Legal fees and expenses*		100,000
Other*		–

Total	US$	346,200

*	Estimate.

(2)

The Registrant hereby agrees to furnish an opinion or opinions of counsel, with respect to the legality of the issue, in connection with the offering of securities under this Registration Statement, and to furnish copies of the documents authorizing each issue of securities under this Registration Statement, and any other governmental approvals of the Registrant required in connection with this issue, in amendments to this Registration Statement, in each case together with translations of the same into the English language.

(3)	All of the funded debt or floating debt of the Province is unsecured, hence there is no provision for substitution of security with regard thereto.

UNDERTAKINGS

The Province hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)

to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

(b)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)

That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of

A.	The facing sheet;

B.	The cross-reference sheet between Schedule B of the Securities Act of 1933 and the prospectus;

C.	The Explanatory Note;

D.	Part I, consisting of the Prospectus;

E.	Part II, consisting of pages II-1 through II-6;

F.	The following exhibits:

(A)	Form of Underwriting Agreement.

(B)	Form of Fiscal Agency Agreement, including Form of Debt Securities.

(C)	The opinion of McDougall Gauley LLP, including a consent relating thereto, in respect of the legality and validity of the Debt Securities.

(D)	Consent of Rodney F. Balkwill, Executive Director, Treasury Management Branch (see Page II 6)

G.	Saskatchewan Provincial Budget 2021-22

H.	Saskatchewan First Quarter Financial Report (2021-22)

I.	Mid-Year Report

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the Province of Saskatchewan, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Regina, Province of Saskatchewan, Canada.

PROVINCE OF SASKATCHEWAN

By:	/s/ Rodney F. Balkwill
Name: Rodney F. Balkwill Title: Executive Director, Treasury Management Branch

Regina, Saskatchewan

Dated: January 13, 2022

SIGNATURE OF REGISTRANT’S AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, set out below is the signature of an authorized agent of the Registrant in the United States.

PROVINCE OF SASKATCHEWAN

By:	/s/ Khawar Nasim
Name: Khawar Nasim Title: Acting Consul General of Canada, New York

New York, New York

Dated: January 13, 2022

CONSENT

I hereby consent to the reference to me under the heading “Experts and Public Official Documents” in the Prospectus constituting Part I of the Registration Statement of the Province of Saskatchewan with which this consent is filed.

By:	/s/ Rodney F. Balkwill
Name: Rodney F. Balkwill
Title: Executive Director, Treasury Management Branch

Regina, Saskatchewan

Dated: January 13, 2022